

HealthSouth 2010 ANNUAL REPORT









High-Quality • Cost-Effective • Strong Patient Outcomes

HEALTHSOUTH®

Board of Directors

JON F. HANSON
Chairman of the Board
HealthSouth Corporation
Chairman and Founder
The Hampshire Companies

EDWARD A. BLECHSCHMIDT
Director
Lionbridge Technologies, Inc.
Columbia Laboratories, Inc.
Diamond Foods, Inc.
VWR Funding, Inc.

JOHN W. CHIDSEY
Co-Chairman of the Board
Burger King Holdings, Inc.

DONALD L. CORRELL
Director
New Jersey Resources Corporation

YVONNE M. CURL
Director
Nationwide Mutual Insurance Company
Welch Allyn, Inc.

CHARLES M. ELSON
Director
John L. Weinberg Center for Corporate Governance
University of Delaware

JAY GRINNEY
President and Chief Executive Officer
HealthSouth Corporation

LEO I. HIGDON, JR.
President
Connecticut College

JOHN E. MAUPIN, JR.
President and Chief Executive Officer
Morehouse School of Medicine

L. EDWARD SHAW, JR.
Director
H & R Block, Inc.
Mine Safety Appliances Co.

Executive Officers

JAY GRINNEY
President and Chief Executive Officer

DOUGLAS E. COLTHARP
Executive Vice President and Chief Financial Officer

MARK J. TARR
Executive Vice President and Chief Operating Officer

JOHN P. WHITTINGTON
Executive Vice President, General Counsel and Corporate Secretary

EDMUND M. FAY
Senior Vice President and Treasurer

ANDREW L. PRICE
Chief Accounting Officer

DEXANNE B. CLOHAN
Chief Medical Officer and Senior Vice President

CHERYL B. LEVY
Chief Human Resources Officer

HEALTHSOUTH®

HEALTHSOUTH CORPORATION
3660 GRANDVIEW PARKWAY
SUITE 200
BIRMINGHAM, AL 35243

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING. BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 4, 2011. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 4, 2011. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your Internet or telephone vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed and returned your proxy card.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M31283-P08359 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

HEALTHSOUTH CORPORATION

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

Nominees:

01) Edward A. Blechschmidt
02) John W. Chidsey
03) Donald L. Correll
04) Yvonne M. Curl
05) Charles M. Elson
06) Jay Grinney
07) Jon F. Hanson
08) Leo I. Higdon, Jr.
09) John E. Maupin, Jr.
10) L. Edward Shaw, Jr.

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2011.	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
3. An advisory vote on executive compensation.	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:

	1 Year	2 Years	3 Years	Abstain
4. An advisory vote on the frequency of holding an advisory vote on executive compensation.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
5. To approve the HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes and/or comments, mark here. (see reverse for instructions) ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Combined Document is available at www.proxyvote.com.

M31284-P08359

HEALTHSOUTH CORPORATION
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD
THURSDAY, MAY 5, 2011
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints John P. Whittington and Mark J. Tarr, and each of them, as attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock and 6.50% series A convertible perpetual preferred stock of HealthSouth Corporation that the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Stockholders at 11:00 A.M. Central Time, on Thursday, May 5, 2011, and at any postponement or adjournment thereof, with all powers that the undersigned would have if personally present there.

This proxy, when properly executed, will be voted as specified by the undersigned on the reverse side. If no choice is specified, the proxy will be voted as to all shares of the undersigned: FOR the election of all nominees for director listed on the reverse side; FOR Proposals 2, 3 and 5; and for the ONE YEAR frequency option on Proposal 4. The proxies are hereby authorized to vote all shares of the undersigned in their discretion upon such other matters as may properly come before the meeting or any postponement or adjournment thereof.

Please date and sign exactly as your name appears on the form and mail the proxy promptly. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If shares are held jointly, both owners must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be marked, dated and signed on the other side)

HEALTHSOUTH®

Dear Valued Stockholder:

The Board of Directors and management of HealthSouth are very pleased to report the results of another outstanding year for the Company:

- ✓ Our hospitals' clinical and support teams delivered high-quality, cost-effective care to 116,153 patients in our hospitals and provided care in over 1 million outpatient visits;
- ✓ We added two new hospitals to our portfolio through acquisitions in Las Vegas, Nevada and Sugar Land, Texas, opened two newly constructed hospitals in Loudoun County, Virginia and Bristol, Virginia, and filed certificate-of-need requests for four additional hospitals in Florida, Delaware, Georgia, and Tennessee;
- ✓ As a result of these accomplishments, our revenues rose 4.6% over the prior year while Adjusted EBITDA and adjusted earnings per diluted share increased 11.6% and 18.6%, respectively, during the same time period;*
- ✓ We strengthened our balance sheet through debt repayment and strategic refinancings which reduced our long-term debt by $151 million and lowered our leverage ratio to 3.5x from 4.3x at the end of 2009; and
- ✓ Importantly, the Company's ability to generate free cash flow remained strong. For the year, adjusted free cash flow was $197.7 million, a 13.9% increase over 2009.*

All of these achievements set the stage for another solid year in 2011. We believe our track record of market share gains will allow us to treat more patients in 2011 than we did in 2010 and our experienced hospital management teams will be able to provide care to these patients in a highly cost-effective manner. Our most expensive debt – 10.75% senior notes – is callable in June, and we anticipate repaying or refinancing all or a portion of these notes, thereby strengthening our balance sheet even further. By doing so, we also will enhance our free cash flow which will allow us to pursue growth in our core inpatient rehabilitation business and consider disciplined acquisitions in complementary, post-acute services.

The successes we've enjoyed are directly attributable to one key element: our dedicated employees. Every day, 23,000 individuals in 26 states and Puerto Rico go to a HealthSouth hospital, outpatient rehabilitation satellite clinic, or home health agency with one purpose in mind – to provide the best possible care to those who have entrusted their well-being to us. Our employees take this responsibility seriously, and the Board of Directors and management are proud to serve them as they strive to make a difference in people's lives.

Sincerely,



Jon F. Hanson
Chairman
Board of Directors



Jay Grinney
President
Chief Executive Officer

* Non-GAAP measures are reconciled to GAAP results on the following pages.

Reconciliation of Net Income to Adjusted Income from Continuing Operations and Adjusted EBITDA*

	Year Ended December 31,			
	2010	Per Share	2009	Per Share
	(In Millions, Except per Share Data)			
Net income	$ 939.8	$ 10.13	$ 128.8	$ 1.45
Loss (income) from discontinued operations, net of tax, attributable to HealthSouth	0.7	0.01	(1.5)	(0.02)
Net income attributable to noncontrolling interests	(40.8)	(0.44)	(34.0)	(0.38)
Income from continuing operations attributable to HealthSouth	899.7	9.70	93.3	1.05
Government, class action, and related settlements	1.1	0.01	36.7	0.41
Professional fees—accounting, tax, and legal	17.2	0.19	8.8	0.10
Loss on interest rate swaps	13.3	0.14	19.6	0.22
Adjustment for prior period amounts in tax provision	(744.9)	(8.03)	(8.8)	(0.10)
Adjusted income from continuing operations	186.4	2.01	149.6	1.68
Adjustment for dilution		(0.29)		(0.23)
Adjusted income from continuing operations per diluted share		$ 1.72		$ 1.45
Current period amounts in tax provision	8.3		5.6	
Interest expense and amortization of debt discounts and fees	125.9		125.8	
Depreciation and amortization	76.4		70.9	
	397.0		351.9	
Other adjustments per the Company's Credit Agreement:				
Impairment charges, including investments	-		1.4	
Net noncash loss on disposal of assets	1.5		3.5	
Loss on early extinguishment of debt	12.3		12.5	
Stock-based compensation expense	16.4		13.4	
Other	0.2		0.3	
Adjusted EBITDA	$ 427.4		$ 383.0	
Weighted average common shares outstanding:				
Basic		92.8		88.8
Diluted		108.5		103.3

* The Company's leverage ratio that is referenced in this letter is defined as the ratio of consolidated total debt to Adjusted EBITDA for the trailing four quarters.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,	
	2010	2009
	(In Millions)	
Net cash provided by operating activities	$ 331.0	$ 406.1
Provision for doubtful accounts	(18.5)	(33.1)
Professional fees - accounting, tax, and legal	17.2	8.8
Interest expense and amortization of debt discounts and fees	125.9	125.8
UBS Settlement proceeds, gross	-	(100.0)
Equity in net income of nonconsolidated affiliates	10.1	4.6
Net income attributable to noncontrolling interests in continuing operations	(40.8)	(33.4)
Amortization of debt discounts and fees	(6.3)	(6.6)
Distributions from nonconsolidated affiliates	(8.1)	(8.6)
Current portion of income tax expense (benefit)	1.9	(7.3)
Change in assets and liabilities	5.4	0.8
Change in government, class action, and related settlements liability	2.9	11.2
Other operating cash used in discontinued operations	4.7	13.5
Other	2.0	1.2
Adjusted EBITDA	$ 427.4	$ 383.0

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

	For the Year Ended December 31,	
	2010	2009
	(In Millions)	
Net cash provided by operating activities	$ 331.0	$ 406.1
Impact of discontinued operations	4.7	13.5
Net cash provided by operating activities of continuing operations	335.7	419.6
Capital expenditures for maintenance	(39.5)	(34.1)
Net settlements on interest rate swaps	(44.7)	(42.2)
Dividends paid on convertible perpetual preferred stock	(26.0)	(26.0)
Distributions paid to noncontrolling interests of consolidated affiliates	(34.4)	(32.7)
Non-recurring items:		
UBS Settlement proceeds, less fees to derivative plaintiffs' attorneys	-	(73.8)
Income tax refunds related to prior periods	(13.5)	(63.7)
Cash paid for:		
Professional fees - accounting, tax, and legal	17.2	15.3
Government, class action, and related settlements	2.9	11.2
Adjusted free cash flow	$ 197.7	$ 173.6

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results that we provide in accordance with generally accepted accounting principles in the United States of America with certain non-GAAP financial measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage, and evaluate our business and make operating decisions. In addition, Adjusted EBITDA is the key component of certain material covenants contained within our credit agreement. Investors are encouraged to review the reconciliation of our non-GAAP financial measures to the comparable GAAP results, which is attached to our quarterly earnings release and which can be found, along with other financial information, at http://investor.healthsouth.com.

These non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Therefore, these non-GAAP financial measures should not be considered a substitute for measures of financial performance or liquidity prepared in accordance with GAAP.

HEALTHSOUTH®

April 4, 2011

Dear Fellow Stockholder:

I am pleased to invite you to attend our 2011 annual meeting of stockholders of HealthSouth Corporation, to be held on Thursday, May 5, 2011, at 11:00 a.m., central time, at our corporate headquarters at 3660 Grandview Parkway, Birmingham, Alabama.

We will review our 2010 performance and discuss our outlook for 2011 and respond to any questions you may have. We will also consider the items of business described in the Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials and in the Proxy Statement accompanying this letter. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about HealthSouth, its management and its directors.

Every stockholder's vote is important to us. Even if you plan to attend the annual meeting in person, *please promptly vote* by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy. If you plan to attend the annual meeting in person, you must provide proof of share ownership, such as an account statement, and a form of personal identification in order to be admitted to the meeting.

On behalf of the directors, management and employees of HealthSouth, thank you for your continued support of and ownership in our Company.

Sincerely,



Jon F. Hanson
Chairman of the Board of Directors

HEALTHSOUTH CORPORATION

Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials

TIME	11:00 a.m., central time, on Thursday, May 5, 2011
PLACE	HEALTHSOUTH CORPORATION Corporate Headquarters 3660 Grandview Parkway, Suite 200 Birmingham, Alabama 35243 Directions to the annual meeting are available by calling investor relations at (205) 968-6400
ITEMS OF BUSINESS	(1) To elect ten directors to the board of directors to serve until our 2011 annual meeting of stockholders. • **The board of directors recommends a vote FOR each nominee.** (2) To ratify the appointment by HealthSouth's audit committee of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm. • **The board of directors recommends a vote FOR ratification.** (3) To approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the HealthSouth Corporation Definitive Proxy Statement for the 2011 Annual Meeting. • **The board of directors recommends a vote FOR the approval of the compensation of our named executive officers.** (4) To vote, on an advisory basis, as to whether the above "say-on-pay" advisory vote should occur every one, two, or three years. • **The board of directors recommends a vote for the frequency option of ONE YEAR.** (5) To approve the Amended and Restated 2008 Equity Incentive Plan. • **The board of directors recommends a vote FOR the approval of the Amended and Restated 2008 Equity Incentive Plan.** (6) To transact such other business as may properly come before the annual meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a holder of record of HealthSouth common or preferred stock on March 8, 2011.
PROXY VOTING	Your vote is important. Please vote in one of these ways: (1) Via internet: Go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; (2) By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; (3) In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or

(4) Submit a ballot in person at the annual meeting of stockholders.

Important Notice Regarding the Availability of Proxy Materials
For the Stockholder Meeting to be Held on May 5, 2011

HealthSouth's Proxy Statement on Schedule 14A, form of proxy card, and 2010 Annual Report (including the 2010 Annual Report on Form 10-K) are available at http://www.proxyvote.com **after entering the control number printed on your proxy card.**



Birmingham, Alabama
April 4, 2011

John P. Whittington
Corporate Secretary

HEALTHSOUTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

Page

HEALTHSOUTH CORPORATION
PROXY STATEMENT

INTRODUCTION

The annual meeting of stockholders of HealthSouth Corporation, a Delaware corporation ("HealthSouth," or also "we," "us," "our," or the "Company"), will be held on May 5, 2011, beginning at 11:00 a.m., central time, at our principal executive offices located at 3660 Grandview Parkway, Birmingham, Alabama 35243. We encourage all of our stockholders to vote at the annual meeting, and we hope the information contained in this document will help you decide how you wish to vote at the annual meeting.

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2011 annual meeting and at any adjournment or postponement. At our annual meeting, stockholders will act upon the following proposals:

- To elect ten directors to the board of directors to serve until our 2012 annual meeting of stockholders;
- To ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
- To approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this proxy statement for the 2011 Annual Meeting;
- To vote, on an advisory basis, as to whether the above "say-on-pay" advisory vote should occur every one, two, or three years;
- To approve the Amended and Restated 2008 Equity Incentive Plan; and
- To transact such other business as may properly come before the 2011 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 4, 2011.

What do I need to attend the meeting?

Attendance at the 2011 annual meeting of stockholders is limited to stockholders. Registration will begin at 10:00 a.m. central time and each stockholder will be asked to present a valid form of personal identification. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting will be provided at the meeting.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in our record books as owning shares of our common stock or preferred stock as of the close of business on March 8, 2011, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of the record date, there were 95,180,871 shares of our common stock issued and outstanding and 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock and our preferred stock are our only classes of outstanding voting securities. Each share of common stock and preferred stock is entitled to one vote on each matter properly brought before the annual meeting. Our common stock and preferred stock vote together as a class.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares will constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote at the annual meeting if you later decide to attend in person.

Shares held beneficially in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 4, 2011. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have your proxy card in hand when accessing the web site.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on the proxy card. Please have your proxy card in hand when you call.

- BY MAIL – You may do this by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named on your proxy will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 Form 10-K") are available at http://www.proxyvote.com. If you are a stockholder of record and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2010 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at http://investor.healthsouth.com. **The 2010 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary.**

Rules adopted by the Securities and Exchange Commission permit the Company to provide stockholders with proxy materials electronically instead of in paper form, even if they have not made an election to receive the material electronically. If we decide to take advantage of this electronic delivery alternative in the future, stockholders will receive a Notice of Internet Availability of Proxy Materials with instructions on how to access the material on the internet.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time prior to the close of voting at the annual meeting by:

- filing with our Corporate Secretary at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243 a signed, original written notice of revocation dated later than the proxy you submitted,

- submitting a duly executed proxy bearing a later date,

- voting by telephone or internet on a later date, or

- attending the annual meeting and voting in person.

In order to revoke your proxy, we must receive an original notice of revocation of your proxy at the address in the first bullet above sent by U.S. mail or overnight courier. You may not revoke your proxy by any other means. If you grant a proxy, you are not prevented from attending the annual meeting and voting in person. However, your attendance at the annual meeting will not by itself revoke a proxy you have previously granted; you must vote in person at the annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee.

All shares that have been properly voted and not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

In accordance with notices previously sent to stockholders, we are delivering one annual report that includes a proxy statement in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under this procedure, stockholders of record who have the same address and last name receive only one copy of proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting the office of investor relations at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, or by calling (205) 968-6400.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Is there a list of stockholders entitled to vote at the meeting?

A complete list of stockholders entitled to vote at the meeting will be open for examination by our stockholders for any purpose germane to the meeting, during regular business hours, for ten days prior to the meeting, at the meeting place.

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on the record date, 95,180,871 shares of our common stock and 400,000 shares of our preferred stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

What is the recommendation of the board of directors?

Our board of directors unanimously recommends a vote:

- **"FOR" the election of each of our ten nominees to the board of directors; and**

- **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm.**

- **"FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

- **"ONE YEAR" for the frequency with which stockholders are provided an advisory vote on executive compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

- **"FOR" the approval of the Amended and Restated 2008 Equity Incentive Plan.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for the proposals are as follows:

- Each nominee for director named in Proposal One will be elected if the votes for the nominee exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes.

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against the proposal.

- The Amended and Restated 2008 Equity Incentive Plan will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against the proposal.

Please note that "say-on-pay," Proposal Three, and "say-when-on-pay," Proposal Four, votes are only advisory in nature and have no binding effect on the Company or our board of directors. Our board of directors will consider Proposal Three approved if the votes cast in favor of each such proposal to exceed the votes cast against such proposal. Broker non-votes will not be counted as votes cast for or against the proposal.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "non-discretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting, either because you attend the annual meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the annual meeting. You should consult your broker if you have questions about this.

The affirmative vote of at least a majority of our issued and outstanding shares present, in person or by proxy, and entitled to vote at the annual meeting will be required to approve any stockholder proposal validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against any stockholder proposal, but broker non-votes will be ignored. There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the annual meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock and preferred stock are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse them the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you have any questions, need additional copies of the proxy materials, or need assistance in voting your shares, please call the firm assisting us with the tabulation of proxies:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

Our board of directors currently consists of ten members. Based on the recommendation of the Nominating/Corporate Governance Committee, our board of directors proposes that each of the ten nominees listed below be elected at the annual meeting as members of our board of directors, to serve until our 2012 annual meeting of stockholders. Each director nominee named in Proposal One will be elected if the votes for that nominee exceed 50% of the number of votes cast with respect to that nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board of directors, including a brief description of why he or she was nominated.

Name	Age	Current Roles	Date Became Director
Edward A. Blechschmidt *	58	Director; Member of Audit Committee (Chairman)	1/31/2004
John W. Chidsey *	48	Director; Member of Audit Committee	10/2/2007
Donald L. Correll *	60	Director; Member of Audit Committee and of Finance Committee (Chairman)	6/29/2005
Yvonne M. Curl *	56	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee (Chairman)	11/18/2004
Charles M. Elson *	51	Director; Member of Finance Committee and Nominating/Corporate Governance Committee (Chairman)	9/9/2004
Jay Grinney	60	Director; President and Chief Executive Officer	5/10/2004
Jon F. Hanson *	74	Director; Chairman of the Board of Directors; Member of Finance Committee and of Nominating/Corporate Governance Committee	9/17/2002
Leo I. Higdon, Jr. *	64	Director; Member of Compensation Committee and of Compliance/Quality of Care Committee	8/17/2004
John E. Maupin, Jr. *	64	Director; Member of Nominating/Corporate Governance Committee and of Compliance/Quality of Care Committee	8/17/2004
L. Edward Shaw, Jr. *	66	Director; Member of Compensation Committee (Chairman)	6/29/2005

*Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such.

Edward A. Blechschmidt

Mr. Blechschmidt served as chief executive officer for Novelis, Inc., an aluminum rolling and recycling company, from December 2006 to May 2007. He was chairman, chief executive officer and president of Gentiva Health Services, Inc., a leading provider of specialty pharmaceutical and home health care services, from March 2000 to June 2002. From March 1999 to March 2000, Mr. Blechschmidt served as chief executive officer and a director of Olsten Corporation. He served as president of Olsten Corporation from October 1998 to March 1999. He also served as president and chief executive officer of Siemens Nixdorf Americas and Siemens' Pyramid Technology from July 1996 to October 1998. Prior to Siemens, he spent more than 20 years with Unisys Corp., including serving as its chief financial officer. Mr. Blechschmidt currently serves as a director of Lionbridge Technologies, Inc., Columbia Laboratories, Inc., Diamond Foods, Inc., and VWR Funding, Inc. In the past five years, he has also served as a director of Option Care, Inc., Neoforma, Inc., and Novelis, Inc. He is a member of the audit committee at Lionbridge, Diamond Foods and VWR Funding, Inc. (privately held).

Mr. Blechschmidt has extensive experience in matters of accounting, finance, corporate strategy and senior leadership relevant to large public companies, including in the healthcare field as noted above. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

John W. Chidsey

Mr. Chidsey is the co-chairman of the board of Burger King Holdings, Inc. Prior to the sale of Burger King Holdings, Inc. to 3G Capital in October 2010, Mr. Chidsey served as chairman of the board and also served as chief executive officer and a member of its board of directors from April 2006. From September 2005 until April 2006, he served as president and chief financial officer. He served as president, North America, from June 2004 to September 2005, and as executive vice president, chief administrative and financial officer from March 2004 until June 2004. Prior to joining Burger King, Mr. Chidsey served as chairman and chief executive officer for two corporate divisions of Cendant Corporation: the Vehicle Services Division that included Avis Rent A Car, Budget Rent A Car Systems, PHH and Wright Express and the Financial Services Division that included Jackson Hewitt and various membership and insurance companies. Prior to joining Cendant, Mr. Chidsey served as the director of finance of Pepsi-Cola Eastern Europe and the chief financial officer of PepsiCo World Trading Co., Inc. Mr. Chidsey currently serves as a director of Optical Crime Prevention, Inc. (privately held). He also serves on the Board of Trustees for Davidson College in Davidson, North Carolina.

Mr. Chidsey has extensive experience in matters of finance, corporate strategy and senior leadership relevant to large public companies. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar Association. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Donald L. Correll

Mr. Correll served as the president and chief executive officer and a director of American Water Works Company, Inc., the largest and most geographically diversified provider of water services in North America, from April 2006 to August 2010. Between August 2003 and April 2006, Mr. Correll served as president and chief executive officer of Pennichuck Corporation, a publicly traded holding company which, through its subsidiaries, provides public water supply services, certain water related services, and certain real estate activities, including property development and management. From 2001 to 2003, Mr. Correll served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions, and investments in the water services sector. From 1991 to 2001, Mr. Correll served as chairman, president and chief executive officer of United Water Resources, Inc., a water and wastewater utility company. Prior to 1991, Mr. Correll spent nearly 15 years with United Water, including serving as its chief financial officer. Mr. Correll served as a director of Interchange Financial Services Corporation from 1994 to 2007 and Pennichuck Corporation from 2003 to 2006. He currently serves as a director and audit committee member of New Jersey Resources Corporation. He also serves on the boards of the U.S. Chamber of Commerce and the Environmental Financial Advisory Board of the Environmental Protection Agency.

Mr. Correll has extensive experience in matters of accounting, finance, corporate strategy and senior leadership relevant to large public companies. He is a certified public accountant and has experience with a major public accounting firm. Mr. Correll qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Yvonne M. Curl

Ms. Curl is a former vice president and chief marketing officer of Avaya, Inc., which position she held from October 2000 through April 2004. Before joining Avaya, Ms. Curl was employed by Xerox Corporation beginning in 1976, where she held a number of middle and senior management positions in sales, marketing and field operations, culminating with her appointment to corporate vice president. Ms. Curl currently serves as a director of Nationwide Mutual Insurance Company and Welch Allyn, Inc. In the past five years, she has also served as director of Charming Shoppes, Inc.

Ms. Curl has proven senior executive experience with broad operational experience in sales, marketing, and general management through her previous roles with large public companies as described above. Having served on several compensation committees on the board of directors of public companies, she has experience in the development and oversight of compensation programs and policies.

Charles M. Elson

Mr. Elson holds the Edgar S. Woolard, Jr. Chair in Corporate Governance and has served as the director of the John L. Weinberg Center for Corporate Governance at the University of Delaware since 2000. Mr. Elson has served on the National Association of Corporate Directors' Commissions on Director Compensation, Executive Compensation and the Role of the Compensation Committee, Director Professionalism, CEO Succession, Audit Committees, Governance Committee, Strategic Planning, Director Evaluation, and Risk Governance. He was a member of the National Association of Corporate Directors' Best Practices Council on Coping with Fraud and Other Illegal Activity, and he presently serves on that organization's Advisory Council. In addition, Mr. Elson serves as vice chairman of the American Bar Association's Committee on Corporate Governance and was a member of the American Bar Association's Committee on Corporate Laws. Mr. Elson has been Of Counsel to the law firm of Holland & Knight LLP from 1995 to the present. In the past five years, he has also served as a director of Alderwoods Group, Inc. and AutoZone, Inc.

Mr. Elson has extensive knowledge of and experience in matters of corporate governance through his leadership roles with professional organizations dedicated to the topic as described above. Through his other professional roles, Mr. Elson is in a unique position to monitor and counsel on developments in corporate governance.

Jay Grinney

Mr. Grinney was named our president and chief executive officer on May 10, 2004. From June 1990 to May 2004, Mr. Grinney served in a number of senior management positions with HCA, Inc., or its predecessor companies, in particular, serving as president of HCA's Eastern Group from May 1996 to May 2004, president of the Greater Houston Division from October 1993 to April 1996 and as chief operating officer of the Houston Region from November 1992 to September 1993. Before joining HCA, Mr. Grinney held several executive positions during a nine year career at the Methodist Hospital System in Houston, Texas.

Mr. Grinney, as president and chief executive officer of the Company, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into the detailed operations of HealthSouth. He also has the benefit of more than 25 years of experience in the operation and management of large, sophisticated, multi-site, publicly traded healthcare companies.

Jon F. Hanson

Mr. Hanson is the chairman and founder of The Hampshire Companies and has over 50 years of experience in the real estate industry. Mr. Hanson was named non-executive Chairman of the Board of HealthSouth, effective October 1, 2005. From 1994 through 2005, Mr. Hanson served as chairman of the National Football Foundation and College Hall of Fame, Inc. He now serves as chairman emeritus. Since 1991, Mr. Hanson has served as a director, and now serves as the lead director, of Prudential Financial, Inc. He also served for 21 years as a director, and now serves as an honorary director, of the Hackensack University Medical Center. Mr. Hanson currently serves as chairman of the board of Pascack Community Bank and as a director of Yankee Global Enterprises. In the past five years, he has also served as a director of CD&L, Inc., a full-service printing, fulfillment and packaging company.

Mr. Hanson has extensive experience in corporate strategy and senior leadership of large organizations, including healthcare and financial organizations as described above.

Leo I. Higdon, Jr.

Mr. Higdon has served as president of Connecticut College since July 1, 2006. He served as the president of the College of Charleston from October 2001 to June 2006. Between 1997 and 2001, Mr. Higdon served as president of Babson College in Wellesley, Massachusetts. He also served as dean of the Darden Graduate School of Business Administration at the University of Virginia. His financial experience includes a 20-year tenure at Salomon Brothers, where he became vice chairman and member of the executive committee, managing the Global Investment Banking Division. Mr. Higdon also serves as a director of Eaton Vance Corp. In the past five years, he has also served as a director of Chemtura Corporation, a global manufacturer and marketer of specialty chemicals, crop protection products, and pool, spa and home care products, and Newmont Mining Corporation, the world's largest gold producer.

As a result of his 20 years of experience in the financial services industry combined with his strategic management skills gained through various senior executive positions, including in academia, and service on numerous boards of directors, Mr. Higdon has extensive experience with strategic and financial planning and the operations of large public companies.

John E. Maupin, Jr.

Dr. Maupin is president and chief executive officer of the Morehouse School of Medicine located in Atlanta, Georgia, a position he has held since July 2006. Prior to joining Morehouse, Dr. Maupin held several other senior administrative positions including president and chief executive officer of Meharry Medical College from 1994 to 2006, executive vice president and chief operating officer of the Morehouse School of Medicine from 1989 to 1994, chief executive officer of Southside Healthcare, Inc. from 1987 to 1989, and Deputy Commissioner of Health of the Baltimore City Health Department from 1984 to 1987. Dr. Maupin currently serves as a director of LifePoint Hospitals, Inc., VALIC Companies I & II, a group retirement investment fund complex, and Regions Financial Corp. In the past five years, he has also served as a director of Pinnacle Financial Partners, Inc., a financial services provider with operations in Tennessee.

Dr. Maupin has extensive management and administrative experience with healthcare organizations as described above. He has diverse executive leadership experience in public health, ambulatory care, government relations, and academic medicine. He also has a distinguished record as a health policy expert and advisor, having served on numerous national advisory boards and panels. Additionally, he has demonstrated his leadership and character through involvement, including board roles, in community, healthcare, and scientific advisory organizations as well as through his service as an officer in the U.S. Army Reserve for more than 28 years.

L. Edward Shaw, Jr.

From March 2006 to July 2010, Mr. Shaw served as a senior managing director of Richard C. Breeden & Co., or affiliated companies engaged in investment management, strategic consulting, and governance matters. From September 2004 to January 2006, Mr. Shaw was Of Counsel with the international law firm of Gibson Dunn & Crutcher LLP. He has served as General Counsel of both Aetna, Inc. (1999 to 2003) and The Chase Manhattan Bank (1983 to 1996), where, in addition to his legal role, his responsibilities included a wide range of strategic planning, risk management, compliance and public policy issues. In 2004, Mr. Shaw was appointed Independent Counsel to the Board of Directors of the New York Stock Exchange dealing with regulatory matters. Mr. Shaw also currently serves as a director of H & R Block, Inc., Mine Safety Appliances Co., and Covenant House, the nation's largest privately funded provider of crisis care to children.

Mr. Shaw has a wide ranging legal and business background, including senior leadership roles, in the context of large public companies as described above with particular experience in corporate governance, risk management and compliance matters.

Board Recommendation

The board of directors unanimously recommends that you vote "FOR" the election of all ten director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for 2011, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for next year if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. In this respect, the Audit Committee has concluded that the ability of PricewaterhouseCoopers LLP to perform services for HealthSouth is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee of our board of directors is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit Committee approves services up to a specific amount of fees. The policy also provides for pre-approval of fees not greater than $50,000 in the aggregate in a given year for *de minimis* services. The Audit Committee must approve, in advance, any services or fees exceeding pre-approved levels. The Audit Committee may delegate general pre-approval authority to a subcommittee of which the chairman of the Audit Committee is a member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of pre-approved services. All requests for services that have not been pre-approved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from HealthSouth.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2010 and 2009, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related, tax, and permitted non-audit services. In 2010 and 2009, all audit-related fees, tax fees, and all other fees were approved in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2010 and 2009, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2010	2009
	(In Millions)	
Audit fees [1]	$ 3.9	$ 3.9
Audit-related fees [2]	0.1	0.1
Total audit and audit-related fees	4.0	4.0
Tax fees [3]	–	0.2
All other fees [4]	0.4	0.3
Total fees	$ 4.4	$ 4.5

(1) *Audit Fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2010 and 2009; fees for professional services rendered for the review of financial statements included in our 2010 and 2009 Form 10-Qs; and fees that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

(2) *Audit-Related Fees* – The amount for 2010 represents aggregate fees paid or accrued for professional services rendered in connection with our 2010 senior notes offering. The amount for 2009 represents aggregate fees paid or accrued for professional services rendered in connection with our 2009 senior notes offering.

(3) *Tax Fees* – Represents fees for services rendered primarily in connection with preparing state tax returns and amended tax returns for prior years and related claims for refunds.

(4) *All Other Fees* – Represents fees for all other products and services provided by our independent registered public accounting firm that do not fall within the previous categories. More specifically, these fees primarily include amounts paid or due to PricewaterhouseCoopers LLP for services as our Independent Review Organization, as stipulated in the December 2004 Corporate Integrity Agreement. For the year ended December 31, 2010, these fees also include amounts paid or due to PricewaterhouseCoopers LLP for services in connection with our assessment of the impact of proposed joint convergence accounting standards and international financial reporting standards on the Company.

Board Recommendation

The board of directors and the Audit Committee recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm for 2011.

Proposal 3 – Advisory Vote on Executive Compensation

We seek your advisory vote on our executive compensation programs. The Company asks that you support the compensation of our named executive officers as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 39 and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies and practices described in this proxy statement.

As described under the heading "Compensation Discussion and Analysis" on page 39, the Company provides annual and long-term compensation programs as well as the other benefit plans, to attract, motivate, and retain the named executive officers, each of whom is critical to the Company's success, and to create a remuneration and incentive program that aligns the interests of the named executive officers with those of stockholders. The board of directors believes the program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing the named executive officers to dedicate themselves fully to value creation for our stockholders.

You are encouraged to read the information detailed under the heading "Executive Compensation" beginning on page39 for additional details about the Company's executive compensation programs.

The board of directors strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the HealthSouth Corporation Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table and the other related tables and disclosure."

This say-on-pay vote is advisory, and therefore not binding on the Company, the compensation committee or the board of directors. The board of directors and its compensation committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider stockholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Proposal 4 – Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation

We would like to seek your input with regard to the frequency of future stockholder advisory votes on our executive compensation programs. In particular, we are asking whether the say-on-pay advisory vote should occur every three years, every two years or every year.

After careful consideration of this Proposal, the board of directors has determined that a non-binding, advisory vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore, the board of directors recommends that you vote for a one-year interval for the advisory vote on executive compensation. We understand that stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from stockholders on this Proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder advisory vote to approve the compensation of the named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules (which disclosure shall include the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure)."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be deemed the frequency for the advisory vote on executive compensation that has been approved by stockholders. While the board of directors will take into account the outcome of this non-binding, advisory vote when making future decisions regarding the frequency of the say-on-pay advisory vote, the board of directors may decide that it is in the best interests of stockholders and the Company to hold such an advisory vote more or less frequently than the option selected by a plurality of stockholders at the annual meeting. As a reminder, you are NOT voting for or against the board's recommendation itself. Instead, your vote is a selection of one of the three frequency options if you do not abstain.

Board Recommendation

The board of directors unanimously recommends a vote for the option of "1 YEAR" as the frequency with which stockholders are provided an advisory vote on executive compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Proposal 5 – Approval of Amended and Restated 2008 Equity Incentive Plan

Under the existing HealthSouth Corporation 2008 Equity Incentive Plan, or 2008 Plan, previously approved by our stockholders on May 8, 2008, we reserved a number of shares of common stock for issuance to key employees in the form of various equity awards of which only stock options, restricted stock shares and performance shares have been issued.

The 2008 Plan serves a critical role in our compensation program that emphasizes performance-based, "at risk" compensation. Our compensation philosophy calls for a competitive program of compensation for the Company's senior management that aligns management's interests with those of long-term stockholders. Equity awards are the simplest, most direct way to align management and employee interests with those of stockholders. Because the shares available for equity awards are limited, in order to balance compensation principles with stockholder interests in limiting dilution, we generally limit equity awards to management positions (as opposed to broad-based awards). As a general rule, the more senior or highly compensated the position, the larger the portion of the total incentive opportunity that is provided in equity. See "Executive Summary" and "Compensation Philosophy" on beginning on page 40 for additional discussion.

In order to provide a sufficient pool of equity for us to operate our compensation program, our board of directors has adopted, subject to stockholder approval at the Annual Meeting, the HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan, or the Amended and Restated Equity Plan, to provide for issuance of up to nine million shares of our common stock related to awards beginning in 2011. No shares currently available for issuance under the previously approved 2008 Plan or any other currently effective equity plan will be issued after stockholder approval of the Amended and Restated Equity Plan.

Highlights and a summary of the Amended and Restated Equity Plan are set forth below. The highlights and summary are qualified in their entirety by reference to the full text of the Amended and Restated Equity Plan, a copy of which is attached as Appendix A to this proxy statement.

Highlights of the Plan

The Amended and Restated Equity Plan includes a number of provisions that our board of directors believes are consistent with the interest of stockholders and sound corporate governance, including:

- *Supports pay and performance linkage and encourages stock ownership*: Our long-term incentive program is 100% performance-based, and the Compensation Committee's intent is to continue this design for annual grants. The intent is to provide an incentive for our senior management to enhance stockholder value. In addition, equity-based awards further align the interest of participants with our stockholders and provide a vehicle to assist executives in achieving our stock ownership guidelines. See "Equity Ownership Guidelines for Management" on page 49 for additional discussion.

- *No repricings*: The Amended and Restated Equity Plan prohibits the repricing of stock options or stock appreciation rights, or SARs, without the approval of stockholders. This prohibition applies to lowering the exercise price of stock options or SARs, cancelling and granting replacement stock options or SARs with a lower exercise price and the repurchase of underwater stock options or SARs for cash.

- *No discount stock option or SARs*: The exercise price of all stock options or SARs must be equal to or greater than the fair market value of our stock on date of grant.

- *Minimum vesting periods*: Generally, time-vested restricted stock or restricted stock units granted to employees must vest over no less than three years and performance-based restricted stock and restricted stock units must have a minimum one-year performance period.

- *No liberal share counting*: The Amended and Restated Equity Plan prohibits the reuse of stock options tendered as full or partial payment upon exercise of a stock option or the reuse of shares purchased in the open market using proceeds from stock option exercises. In addition, shares withheld to satisfy tax withholding upon the lapse of restrictions on exercise of stock options or SARs may not be reused.

- *Awards are subject to clawback*: Awards granted are subject to our compensation recoupment policy. See "Compensation Recoupment Policy" on page 49 for additional discussion.

- *No award transferability for value*: The Amended and Restated Equity Plan prohibits the transfer of awards to a third party for cash or other value.

Summary of Amended and Restated Equity Plan

Purpose. The purpose of the Amended and Restated Equity Plan is to promote the Company's success and enhance the value of the Company by linking the personal interests of its employees, officers, and directors to those of its stockholders, and by providing participants with an incentive for outstanding performance.

Eligibility. The Amended and Restated Equity Plan permits the grant of incentive awards to employees, officers, and directors of the Company and its affiliates as selected by the Compensation Committee. As of February 24, 2011, 220 people participated in the long-term incentive program.

Permissible Awards. The Amended and Restated Equity Plan authorizes the granting of awards in any of the following forms:

- options to purchase shares of common stock,
- stock appreciation rights,
- restricted stock and restricted stock units,
- performance awards payable in stock or cash,
- dividend equivalents, and
- other stock-based awards.

Aggregate Shares. Subject to adjustment as provided in the Amended and Restated Equity Plan, the aggregate number of shares of common stock reserved and available for issuance pursuant to awards granted under the Amended and Restated Equity Plan is 9,000,000. Each share of stock subject to an award, other than a stock option or SAR, shall reduce the number of shares of stock available for awards by two shares. The number of shares of stock available for awards shall be reduced by one share for each stock option or SAR award. In no event shall shares not issued upon the settlement of a SAR that settles in shares of Stock again become available for other Awards under the Plan. Awards that can be settled only in cash shall not reduce the number of shares of stock available for issuance. Except in the case of stock options and SARs, the Amended and Restated Equity Plan allows the Company to add back to the number of shares available for issuance the same number of shares that were previously reserved for issuance in connection with a related award but never issued to the recipient. The closing price of our common stock on March 8, 2011 was $24.94.

Minimum Vesting Requirements. Except with respect to awards accounting for not greater than 5% of the aggregate number of shares of common stock reserved and available for awards, any award of stock (other than an option) granted under the Amended and Restated Equity Plan to an employee will either (1) be subject to a minimum vesting period of three years (which may include graduated vesting within such three-year period) or one year if the vesting is based on performance criteria other than continued service, or (2) be granted solely in exchange for foregone cash compensation.

Oversight and Administration. The Compensation Committee provides oversight to the administration of the Amended and Restated Equity Plan. The Compensation Committee has the authority to designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the Amended and Restated Equity Plan; and make all other decisions and determinations that may be required under the Amended and

Restated Equity Plan. The board of directors may at any time administer the Amended and Restated Equity Plan. If it does so, it will have all the powers of the Compensation Committee. The Compensation Committee has adopted an equity award program for the administration of the Amended and Restated Equity Plan. See "Compensation Discussion and Analysis" beginning on page 39 for more information.

Stock Options. The Compensation Committee is authorized to grant incentive stock options or non-qualified stock options under the Amended and Restated Equity Plan. The terms of an incentive stock option must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of an option may not be less than the fair market value (as defined in the Amended and Restated Equity Plan) of the underlying stock on the date of grant and no option may have a term of more than 10 years.

Stock Appreciation Rights. The Compensation Committee may also grant stock appreciation rights or SARs. These provide the holder the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the base price of the stock appreciation right as determined by the Compensation Committee, which will not be less than the fair market value of one share of common stock on the grant date. SARs may be payable in cash or shares of common stock or a combination thereof. No SAR may be exercised more than 10 years from the grant date.

Restricted Stock Awards. The Compensation Committee may make awards of restricted stock to participants, which will be subject to such restrictions on transferability and other restrictions as the Compensation Committee may impose (including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock).

Restricted Stock Units. The Compensation Committee may make awards of restricted stock units to non-employee directors, which will be subject to such restrictions on transferability and other restrictions as the Compensation Committee may impose. Upon lapse of such restrictions, shares of common stock or cash may be issued to the participant in settlement of the restricted stock units.

Performance Awards. The Compensation Committee may grant performance awards that are designated in cash (e.g. performance units), shares of common stock (e.g., performance shares), restricted stock, or restricted stock units. The Compensation Committee will have the complete discretion to determine the number of performance awards granted to any participant and to set performance goals and other terms or conditions to payment of the performance awards in its discretion which, depending on the extent to which they are met, will determine the number and value of performance awards that will be paid to the participant.

Dividend Equivalents. The Compensation Committee is authorized to grant dividend equivalents to participants subject to such terms and conditions as may be selected by the Compensation Committee. Dividend equivalents entitle the participant to receive payments equal to dividends with respect to all or a portion of the shares of common stock subject to an award, as determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may, subject to limitations under applicable law and the provisions of the Amended and Restated Equity Plan, grant to participants such other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of common stock as deemed by the Compensation Committee to be consistent with the purposes of the Amended and Restated Equity Plan, including, without limitation, shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, and awards valued by reference to book value of shares of common stock or the value of securities of or the performance of specified parents or subsidiaries. The Compensation Committee will determine the terms and conditions of any such awards, subject to the minimum vesting requirements discussed above.

Performance Goals. Options and SARs granted under the Amended and Restated Equity Plan will automatically qualify as performance-based awards that are fully deductible by HealthSouth without regard to the $1 million deduction limit imposed by §162(m) of the Code. The Compensation Committee may designate any other award under the Amended and Restated Equity Plan (such as, for example, a cash incentive bonus or restricted stock award) as a qualified performance-based award in order to make the award fully deductible under Code §162(m). If an award is so designated, the Compensation Committee must establish objectively determinable performance goals for the award based on one or more performance criteria, which may be expressed in terms of company-wide objectives or in terms of objectives that relate to the performance of a division, affiliate, region, department or function within HealthSouth or an affiliate. Performance criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially created index of our competitors or peers. Performance criteria for qualified performance-based awards will be limited to specified levels or changes in the following metrics which may or may not be calculated in accordance with GAAP:

- earnings per share or other corporate measure;
- profit (net profit, gross profit, operating profit, economic profit or other profit measures);
- net income;
- revenue;
- stock price or performance;
- total stockholder return;
- return measures (return on assets, capital, invested capital, equity or revenue);
- EBITDA (earnings before interest, taxes, depreciation and amortization) measures;
- market share;
- expenses;
- business expansions or consolidation;
- internal rate of return;
- planning accuracy;
- year-over-year patient volume growth;
- cash flow measures; and
- quality of care metrics.

For a qualified performance-based award, the Compensation Committee must establish such goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under applicable tax regulations) and the Compensation Committee may not increase any award or, except in the case of certain qualified terminations of employment, waive the achievement of any specified goal. Any payment of an award granted with performance goals will be conditioned on the written certification of the Compensation Committee in each case that the performance goals and any other material conditions were satisfied.

Limitations on Transfer; Beneficiaries. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order; provided, however, that the Compensation Committee may (but need not) permit other transfers where the Compensation Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable. No award may be transferred for value. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death.

Acceleration upon Certain Events. Unless otherwise provided in an award agreement, if a participant is terminated without cause (as such terms are defined in the Amended and Restated Equity Plan) within 24 months after a change in control of HealthSouth (as defined in the Amended and Restated Equity Plan), all of such participant's outstanding options and SARs will become fully vested and exercisable and all restrictions on his or her outstanding restricted stock awards will lapse. In each of the above cases except retirement, the Compensation

Committee also may (but need not) waive the achievement of performance goals under the participant's Code §162(m) performance-based awards. The Compensation Committee may accelerate the vesting provisions and/or waive the forfeiture provisions applicable to any awards for any other reason; provided, however, its discretion shall be limited to the death, disability or retirement of a participant, although the Compensation Committee may exercise discretion for any reason with respect to awards of up to 5% of the shares available for awards. The Compensation Committee may discriminate among participants or among awards in exercising such discretion.

Adjustments. In the event of a stock-split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the Amended and Restated Equity Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price. In the event the common stock will be changed into or exchanged for a different number or class of shares of stock or securities of HealthSouth or of another corporation, the authorization limits under the Amended and Restated Equity Plan will automatically be adjusted proportionately, and there will be substituted for each such share of common stock, the number or class of shares into which each outstanding share of common stock will be so exchanged, all without any change in the aggregate purchase price.

Amendment, Modification and Termination. The Compensation Committee shall have the power to amend, suspend or terminate the Amended and Restated Equity Plan at any time, provided that any such termination shall not affect outstanding awards under the Amended and Restated Equity Plan at the time of termination. However, an amendment shall be contingent on approval of the Company's stockholders to the extent required by law or by the rules of any stock exchange or automated quotation system on which the company's securities are traded. The Compensation Committee may also amend any outstanding award in whole or in part from time to time. Any such amendment that the Compensation Committee determines, in its sole discretion, to be necessary or appropriate to conform the award to, or otherwise satisfy, any legal requirement, may be made retroactively or prospectively and without the approval or consent of the participant, make adjustments in the terms and conditions of an award in recognition of an unusual or non-recurring events affecting the company or the financial statements of the company in order to prevent the dilution or enlargement of the benefits intended to be made available pursuant to the award. All other amendments or adjustments to awards may be made by the Compensation Committee with the consent of the affected participant(s).

Certain Federal Tax Effects.

Nonqualified Stock Options. There will be no federal income tax consequences to the optionee or to HealthSouth upon the grant of a nonqualified stock option under the Amended and Restated Equity Plan. When the optionee exercises a nonqualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received upon exercise of the option at the time of exercise over the exercise price, and HealthSouth will be allowed a corresponding deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There typically will be no federal income tax consequences to the optionee or to HealthSouth upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and HealthSouth will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and HealthSouth will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Stock Appreciation Rights. A participant receiving a SAR will not recognize income, and HealthSouth will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the SAR, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and HealthSouth will be allowed as a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code §162(m).

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and HealthSouth will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and HealthSouth will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code §162(m). If the participant files an election under Code §83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and HealthSouth will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code §162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code §83(b) election.

Restricted Stock Units. The recipient will not recognize income, and HealthSouth will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon issuance of shares of common stock in settlement of a restricted stock unit award, the recipient will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount he or she paid for the stock), and HealthSouth will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code §162(m).

Performance Awards. A participant generally will not recognize income, and HealthSouth will not be allowed a tax deduction, at the time performance awards are granted, so long as the awards are subject to a substantial risk of forfeiture. When the participant receives or has the right to receive payment of cash or shares under the performance award, the cash amount of the fair market value of the shares of stock will be ordinary income to the participant, and HealthSouth will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code §162(m).

New Plan Benefits Table

The value, number of units and type of equity to be awarded under future long-term incentive programs depend on a number of factors, including, but not limited to, the Company's performance, the Company's goals and objectives, individual performance and the discretion of the Compensation Committee. Accordingly, it is not possible to determine at this time the grants that will be awarded to any participant under the Amended and Restated Equity Plan. However, it is possible to indicate future intent of the Compensation Committee based on the recent equity grants.

In February 2010, the Compensation Committee approved certain equity grants under the 2010 long-term incentive program. See "Long-term Equity Incentives" beginning on page 46 for further discussion of the program. Although the annual grants described in the following table were made under the existing 2008 Equity Incentive Plan, except as noted for Mr. Coltharp, the Compensation Committee anticipates granting similar values and types of awards annually under the proposed Amended and Restated Equity Plan.

Name and Position	Dollar Value ($)	Number of Units[1]
Jay Grinney, President and Chief Executive Officer	4,000,024	296,745[2]
Douglas E. Coltharp, EVP and Chief Financial Officer	787,508	58,422[3]
John P. Whittington, EVP, General Counsel and Secretary	717,493	53,228[4]
Mark J. Tarr, EVP and Chief Operating Officer	888,927	65,946[5]
Edmund M. Fay, Treasurer and Senior Vice President	305,020	16,787[6]
Dexanne B. Clohan, M.D., Chief Medical Officer	271,987	14,969[7]
Executive Group	7,530,140	536,872[8]
Non-Executive Director Group	810,107	46,827[9]
Non-Executive Officer Employee Group	10,789,673	593,818[10]

[1] Except as noted below for the Non-Executive Director Group, number of units granted was based on an assumed option value of $8.89 (Black-Scholes method) and on assumed stock value of $18.17 (20-day average closing price preceding the February 18, 2010 board meeting). The number of performance share units included in this column assume target performance for the two-year objectives described beginning on page 47.
[2] Represents 149,982 options and 146,763 performance share units.
[3] Mr. Coltharp did not receive awards under the 2010 long-term incentive program because he joined the Company in May 2010. The amounts set for him represent awards he would have been eligible for if hired at the beginning of 2010, 29,528 options and 28,894 performance share units. Amounts do not include the signing bonus of restricted stock that is reported in the Summary Compensation Table on page 53.
[4] Represents 26,903 options and 26,325 performance share units.
[5] Represents 33,331 options and 32,615 performance share units.
[6] Represents performance share units only.
[7] Represents performance share units only.
[8] Represents 239,744 options and 297,128 performance share units, which amounts include 29,528 options and 28,894 performance share units for Mr. Coltharp that are provided for illustrative purposes and were not actually issued.
[9] Represents restricted stock units granted based on February 26, 2010 close price of $17.30.
[10] Represents 593,818 performance share units.

Outstanding Awards under Prior Equity Incentive Plans

As of December 31, 2010, the following awards were outstanding under the existing 2008 Plan and other prior equity incentive plans or programs:

	Outstanding as of 12/31/2010 (thousands)	Weighted Average Exercise Price or Grant Date Fair Value	Remaining Life (years)
Non-qualified Stock Options	2,493	$22.36	5.7
Non-vested Restricted Stock	668	$13.84	n/a
Unearned PSUs	3,673*	$13.07	n/a
RSUs (Non-employee Directors)	262	$15.09	n/a

* Includes the granted and outstanding but unearned performance-based awards. Performance assumed at maximum.

Board Recommendation

The board of directors unanimously recommends that you vote "FOR" the approval of the Amended and Restated 2008 Equity Incentive Plan.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines, which provide, among other things, that each member of our board of directors will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the Corporate Governance Guidelines and in our Bylaws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board of directors for approval.

Code of Ethics

We have adopted Standards of Business Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to:

- promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; to promote compliance with all applicable rules and regulations that apply to us and our officers and directors;
- promote the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- promote accountability for adherence to the code.

We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on our website promptly following the date of such amendment or waiver.

Corporate Website

We maintain a "Corporate Governance" section on our website where you can find copies of our principal governance documents, including our code of ethics. Our "Corporate Governance" section is located at http://investor.healthsouth.com and includes the following documents, among others:

- Charter of the Company
- Bylaws of the Company
- Charter of the Audit Committee

- Charter of the Compensation Committee
- Charter of the Compliance/Quality of Care Committee
- Charter of the Finance Committee
- Charter of the Nominating/Corporate Governance Committee
- Standards of Business Conduct
- Corporate Governance Guidelines

Board Policy on Majority Voting for Directors

A director nominee will be elected if the votes "for" that person exceed 50% of the votes cast, including "withhold authority" votes but excluding "abstention" votes and broker non-votes, in the election with respect to that person. In addition, we have adopted a policy whereby any incumbent director nominee who receives a greater number of votes "against" his or her election than votes "for" such election will tender his or her resignation for consideration by the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee will recommend to the board of directors whether to accept or reject the offer of resignation.

Role of the Board in Oversight of the Company's Risks

In 2008, we implemented a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our policies and procedures relating to risk assessment and management. The full board of directors monitors the enterprise risk management program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. The full board of directors also monitors the Company's strategic risks by way of regular reports. Individual committees monitor, by way of regular reports, the risks that relate to the responsibilities of that committee.

The Compensation Committee reviews and considers our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities on an annual basis. In 2010, our human resources department in consultation with management's compensation consultant, Towers Watson & Co., prepared and presented to the Compensation Committee a risk assessment report that addressed the incentive compensation structure, plans, and processes at all levels of the company. The assessment included a review of pay mix (fixed v. variable and short v. long-term), performance metrics, target setting, pay determination, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us.

Communications to Directors

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-management director may do so by writing to the address listed below:

HEALTHSOUTH CORPORATION
BOARD OF DIRECTORS
P.O. BOX 380546
BIRMINGHAM, ALABAMA 35238
ATTENTION: [Addressee*]

*** Including the name of the specific addressee(s) will allow us to direct the communication to the intended recipient.**

All communications received as set forth in this paragraph will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board of directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Board Structure and Director Nominations

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for a non-executive chairman of the board to set the agenda for, and preside over, board meetings, coordinate the work of the committees of our board of directors and perform other duties delegated to the chairman by our board of directors. The non-executive chairman also presides over independent sessions generally held at each board meeting. The board of directors adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board of director's monitoring and evaluation functions. Members of our board of directors are kept informed of our business through discussions with our chief executive officer and other officers, by reviewing materials provided to them, by visiting our offices, and by participating in meetings of the board of directors and its committees.

The board of directors met eight times during 2010. Each incumbent member of the board of directors attended 75% or more of the aggregate of the meetings of the board of directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, it is our policy that directors are expected to attend the annual meeting of stockholders. The members of the board of directors generally hold a meeting immediately following the annual meeting of stockholders. Thus, the annual meeting of stockholders and the board of directors meeting are held at the same location to further facilitate and encourage the directors to attend the annual meeting of stockholders. All members of our board of directors attended the annual meeting in 2010.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and the board of directors considers relevant factors, including, but not limited to: a general understanding of marketing, finance, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business, educational and professional background, and character. The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to our board of directors:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.

- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.

- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.

- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations.

- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.

- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.

- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.

- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

Although there is no formal policy on diversity of nominees, both the board of directors and the Nominating/Corporate Governance Committee believe that diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed above, promotes improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers, but does not choose solely based on, the distinctive skills, perspectives and experiences that candidates diverse in gender, ethnic background, geographic origin and professional experience offer.

Director Nomination Process

The Nominating/Corporate Governance Committee of the board of directors developed a policy regarding director nominations. The policy describes the process by which candidates for possible inclusion in HealthSouth's slate of director nominees are selected.

Internal Process for Identifying Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees (other than those proposed by stockholders, as discussed below). First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board. Second, the committee may from time to time use its authority under its charter to retain, at HealthSouth's expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Proposals for Director Nominees by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any such nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2011 annual meeting. Stockholder nominations for our 2012 annual meeting of stockholders must be received at our principal executive offices on or after January 6, 2012 and not later than February 5, 2012.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws. This information must include, among other things, the following:

(1) the name, age, business address and residence address of each nominee;

(2) the principal occupation or employment of each nominee;

(3) the class or series and number of shares of our capital stock owned beneficially or of record by each nominee or his or her affiliates or associates and information regarding derivative and other forms of direct and indirect ownership in our securities;

(4) a statement that each nominee, if elected, intends to tender, promptly following election or re-election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting in accordance with the Corporate Governance Guidelines;

(5) any other information relating to each nominee and the stockholder giving the notice that would be required to be disclosed in a proxy statement;

(6) the name and record address of the stockholder giving the notice;

(7) the class or series and number of shares of our capital stock owned beneficially or of record by the stockholder giving the notice;

(8) a description of all arrangements or understandings between the stockholder giving the notice and each nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made; and

(9) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Effective as of October 30, 2009, our board of directors adopted a new Bylaw provision to provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to certain conditions including the board of director's determination that reimbursement is consistent with its fiduciary duties. Following the annual meeting, we will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board of directors if certain conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his election to the total votes cast. In all cases, reimbursement will only be made if the nominating stockholders are liable for such expenses regardless of the outcome of the election of directors or receipt of reimbursement from us and no party to which such amounts are payable is an affiliate or associate of any of the nominating stockholders. In no event may the amount paid to a nominating stockholder exceed the amount of corresponding expenses incurred by us in soliciting proxies in connection with the election of directors. Further, we will not reimburse expenses in the event that our board of directors determines that any such reimbursement is not in our best interests, would result in a breach of our board's fiduciary duties, would render us insolvent or cause us to breach a material obligation. For additional detail, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Evaluation of Candidates

The Nominating/Corporate Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. If, after the committee's initial evaluation, a candidate meets the criteria for membership, the chair of the Nominating/Corporate Governance Committee will interview the candidate and communicate the chair's evaluation to the other members of the committee, the chairman of the board and the chief executive officer. Later reviews will be conducted by other members of the committee and senior management. Ultimately, background and reference checks will be conducted and the committee will meet to finalize its list of recommended candidates for the board's consideration. The candidates recommended for the board's consideration will be those individuals that will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

Director Independence

Review of Director Independence

On February 24, 2011, the board of directors undertook its review of the independence of the nominees as independent directors based on our Corporate Governance Guidelines. During its review, the board of directors assessed whether any transactions or relationships exist currently or during the past three years existed between any director or any member of his or her immediate family and HealthSouth and its subsidiaries, affiliates, or our independent registered public accounting firm. The board of directors also examined whether there were any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of HealthSouth or their affiliates. In connection with this determination, on an annual basis, each director and executive officer is required to complete a Director and Officer Questionnaire which requires disclosure of any transactions with HealthSouth in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. The board of directors considered that in the ordinary course of business, transactions may occur between HealthSouth and its subsidiaries and companies at which some of our directors are or have been officers. In each case, the amount of transactions from these companies in each of the last three years did not approach the levels set forth in the Corporate Governance Guidelines or that would otherwise potentially indicate a lack of independence. The board of directors also considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers, none of which approached the levels set forth in our Corporate Governance Guidelines or that would otherwise indicate a potential lack of independence.

Determination of Director Independence

Based on its review, the board of directors affirmatively determined that each of Edward A. Blechschmidt, John W. Chidsey, Donald L. Correll, Yvonne M. Curl, Charles M. Elson, Jon F. Hanson, Leo I. Higdon, Jr., John E. Maupin, Jr. and L. Edward Shaw, Jr. is an independent director in accordance with our Corporate Governance Guidelines. Mr. Grinney, who is our chief executive officer, was not deemed to be independent. Each of our directors other than Mr. Grinney also satisfies the definition of independence contained in Rule 303A.02 of the listing standards for the New York Stock Exchange. The board of directors also determined that:

- each member of the Audit Committee, the Compensation Committee, and the Nominating/Corporate Governance Committee was an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by the NYSE and other applicable laws and regulations;

- each member of the Audit Committee had accounting or related financial management expertise and was financially literate, and otherwise meets the audit committee membership requirements imposed by the NYSE, our Corporate Governance Guidelines, and other applicable laws and regulations; and that each of Mr. Blechschmidt, Mr. Chidsey and Mr. Correll qualify as an "audit committee financial expert" within the meaning of SEC regulations; and

- each member of the Compliance/Quality of Care Committee and the Finance Committee was an independent director under our Corporate Governance Guidelines.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the board of directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Standards of Director Independence

Under the listing standards adopted by the NYSE, a director will be considered "independent" and found to have no material relationship with the Company if during the prior three years:

- The director has not been an employee of the Company or any of its subsidiaries, and no immediate family member of the director has been an executive officer of the Company;
- Neither the director nor an immediate family member of the director has received more than $120,000 per year in direct compensation from the Company other than director and committee fees and pension or other forms of direct compensation for prior service (provided such compensation is not contingent in any way on future service);
- Neither the director nor an immediate family member of the director has been affiliated with or employed by a present or former internal or external auditor of the Company;
- Neither the director nor an immediate family member of the director has been employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; and
- The director has not been an executive officer or employee, and no immediate family member of the director has been an executive officer, of a company that makes payments to or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

Committees of the Board of Directors

Committee Memberships and Meetings

Our board of directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the board of directors: Audit Committee, Compensation Committee, Compliance/Quality of Care Committee, Finance Committee, and Nominating/Corporate Governance Committee. The following table shows the number of meetings and the membership of each board committee as of December 31, 2010.

	Audit Committee	Compensation Committee	Compliance/ Quality of Care Committee	Finance Committee	Nominating/ Corporate Governance Committee
Number of Meetings in 2010:	5	7	4	9	5
Edward A. Blechschmidt	Chair				
John W. Chidsey	X				
Donald L. Correll	X			Chair	
Yvonne M. Curl		X	Chair		
Charles M. Elson				X	Chair
Jon F. Hanson				X	X
Leo I. Higdon, Jr.		X	X		
John E. Maupin, Jr.			X		X
L. Edward Shaw, Jr.		Chair			

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee's purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, internal control, and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board of directors in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;
- appoint, compensate, replace, retain, and oversee the work of our independent auditor;
- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;
- discuss our quarterly financial statements and annual audited financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of the Company's internal control over financial reporting, and make recommendations to the board of directors regarding the filing of the audited financial statements with the SEC;
- discuss earnings press releases with management and discuss financial information and earnings guidance provided to analysts and rating agencies;
- discuss processes with respect to risk assessment and risk management;
- set clear hiring policies for employees or former employees of our independent auditor; and
- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting, to review the Inspector General's periodic reports and to set compensation for the Inspector General and its staff.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Audit Committee concluded that, during 2010, it satisfied its duties and responsibilities under its charter.

Compensation Committee

The Compensation Committee's purpose and objectives are to oversee our compensation and employee benefit objectives, plans and policies and to review and recommend to the independent members of the board of directors the individual compensation of our executive officers in order to attract and retain high-quality personnel to better ensure our long-term success and the creation of long-term stockholder value. The specific responsibilities of the Compensation Committee are, among others, to:

- review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans; amend, or recommend that the board of directors amend, such programs, policies, goals or objectives; and act as (or designate) an administrator for such plans as may be required;

- review and recommend to the board of directors corporate goals and objectives relevant to the compensation of the chief executive officer and evaluate the performance of the chief executive officer in light of those goals and objectives;

- review and approve corporate goals and objectives relevant to the compensation of the other executive officers and evaluate the performance of those executive officers in light of those goals and objectives;

- determine and approve, together with the other independent directors, the base compensation level and incentive compensation level for the chief executive officer;

- determine and approve the base compensation levels and incentive compensation levels for the other executive officers;

- review and discuss with management the Company's Compensation Discussion and Analysis, and recommend inclusion thereof in our annual report or proxy statement;

- review and approve (or recommend to the board of directors in the case of the chief executive officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer of the Company; and

- review and recommend to the board of directors fees and retainers for non-employee members of the board and non-employee members and chairpersons of committees of the board.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. As discussed in further detail under "Role of Compensation Consultant" beginning on page 37, the Compensation Committee engaged the independent compensation consultant, Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co."), to assist it in its review and evaluation of executive compensation levels.

Compliance/Quality of Care Committee

The Compliance/Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating HealthSouth's compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients at our facilities. The primary objectives and responsibilities of the Compliance/Quality of Care Committee are to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;

- appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program, which is subject to our annual review, and approve, and perform, or have performed, an annual evaluation of the performance of the chief compliance officer and the compliance office;

- review and approve annually the quality program description and the performance of the chief medical officer and the quality of care program;

- monitor the Company's compliance with any corporate integrity agreement or similar undertaking, with the U.S. Department of Health and Human Services Office of Inspector General, or any other government agency;

- review periodic reports from the compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and

- review periodic reports from the chief medical officer regarding the Company's efforts to advance patient safety and the quality of our medical and rehabilitative care.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are to review, evaluate, and make recommendations to the board of directors regarding HealthSouth's:

- capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities;

- plans for allocation and disbursement of capital expenditures;

- credit rating, activities with credit rating agencies, and key financial ratios;

- long-term financial strategy and financial needs;

- unusual or significant commitments or contingent liabilities; and

- plans to manage insurance and asset risk.

In addition to its other responsibilities, the committee oversees our major activities with respect to mergers, acquisitions and divestitures. The committee also reviews and evaluates, at least annually, the performance of the committee and its members. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- assist the board of directors in determining the appropriate characteristics, skills and experience for the individual members of the board of directors and the board of directors as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;

- make recommendations to the board regarding the composition of each standing committee of the board, to monitor the functioning of the committees of the board and make recommendations for any changes, review annually committee assignments and the policy with respect to rotation of committee memberships and/or chairpersonships, and report any recommendations to the board;

- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated;

- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member;

- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting of stockholders, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board; and

- develop and recommend to the board Corporate Governance Guidelines applicable to the Company that are consistent with applicable laws and listing standards and to periodically review those guidelines and to recommend to the board such changes as the committee deems necessary or advisable.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation of Directors

In 2010, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[(1)]	Stock Awards ($)[(2)]	Option Awards ($)[(3)]	All Other Compensation ($)	Total ($)
Edward A. Blechschmidt	120,000	90,000	–	–	210,000
John W. Chidsey	95,000	90,000	–	–	185,000
Donald L. Correll	105,000	90,000	–	–	195,000
Yvonne M. Curl	100,000	90,000	–	–	190,000
Charles M. Elson	105,000	90,000	–	–	195,000
Jon F. Hanson	195,000	90,000	–	–	285,000
Leo I. Higdon, Jr.	102,500	90,000	–	–	192,500
John E. Maupin, Jr.	100,000	90,000	–	–	190,000
L. Edward Shaw, Jr.	102,500	90,000	–	–	192,500

(1) The amounts reflected in this column are the retainer and chairperson fees earned for service as a director for 2010, regardless of when such fees are paid. Retainer fees for the first quarter of 2011 are paid in December of 2010. Messrs. Hanson and Chidsey elected to defer, 50% and 100%, respectively, of their fees earned in 2010 under the Directors' Deferred Stock Investment Plan.

(2) Each non-employee director received an award of restricted stock units with a grant date fair value, computed in accordance with FASB ASC 718, Compensation – *Stock Compensation*, of $90,000 (5,203 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the board. As of December 31, 2010, each director held the following aggregate restricted stock and RSU awards: Mr. Hanson – 36,897 units, Mr. Blechschmidt – 37,199 units, Mr. Chidsey – 30,828 units, Mr. Correll – 34,912 units, Ms. Curl – 35,211 units, Mr. Elson – 36,154 units, Mr. Higdon – 36,154 units, Dr. Maupin – 36,154 units, and Mr. Shaw – 34,912 units.

(3) The aggregate number of option awards outstanding at year end was as follows: Mr. Hanson (10,000). Other than Mr. Grinney, whose option awards are disclosed under the table entitled "Outstanding Equity Awards at December 31, 2010," no other directors had option awards outstanding at year end.

Our non-employee directors receive an annual cash retainer of $95,000. In addition to the cash retainer, the chairman of the board of directors and the chairperson of each committee receive additional compensation for his or her service as a chairperson. In 2010, the chairman of the board received an additional $100,000 per year to compensate for the enhanced responsibilities and time commitment associated with that position. The chairperson of the Audit Committee received an additional $25,000 per year, the chairperson of the Compensation Committee received an additional $15,000 per year, and the chairpersons of the Compliance/Quality of Care Committee, the Finance Committee, and the Nominating/Corporate Governance Committee each received an additional $10,000 per year.

Our non-employee directors may elect to defer all or part of their cash retainer fees under our Directors' Deferred Stock Investment Plan. Elections are made prior to the beginning of the applicable year, and directors can only withdraw their participation effective at the beginning of the next year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Any dividends paid on our common stock are deemed to be invested in our common stock. Fees deferred under the plan are held in a "rabbi trust" by the plan trustee, and accordingly, the plan is treated as unfunded for federal tax purposes. Accounts in the plan are distributed in the form of our common stock upon termination from board service for any reason. In all cases, distributions generally will commence at least six months after the event triggering the distribution. As of December 31, 2010, the account balances for those participating under the plan were: Mr. Hanson's 18,701 shares, Mr. Blechschmidt's 2,454 shares, Mr. Chidsey's 18,256 shares, and Mr. Shaw's 13,263 shares.

In addition, under our 2008 Equity Incentive Plan, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $90,000, which units were granted at the time annual equity awards were granted to our executives and which units will be settled in shares of our common stock six months following the date such director ceases serving on our board of directors. At its February 2011 meeting, our board of directors voted to increase its annual equity grant value to $100,000 and decrease the annual Audit Committee chairperson to $20,000 based on a competitive market analysis provided by F.W. Cook & Co., Inc., the independent consultant for the Compensation Committee. In the future, we expect similar equity grants to be made annually.

In furtherance of the goal to align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted equity ownership guidelines for senior management and members of the board of directors in May 2008. Each non-employee director should own equity equal in value to at least $300,000. As of March 1, 2011, all of our non-employee directors have satisfied the guidelines.

Mr. Grinney, who is the only director that is also an employee, receives no additional compensation for serving on the board.

Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware law (regarding unlawful payment of dividends); or
- for any transaction from which the director derives an improper personal benefit.

We believe these provisions are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of HealthSouth. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes of HealthSouth, the qualifications and selection of the independent registered public accounting firm engaged by HealthSouth, and the performance of HealthSouth's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, HealthSouth's independent registered public accounting firm, is responsible for performing an independent audit of HealthSouth's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2010, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);

- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T; and

- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from HealthSouth and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2010, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2011.

Audit Committee
Edward A. Blechschmidt (Chairman)
John W. Chidsey
Donald L. Correll

COMPENSATION COMMITTEE MATTERS

Scope of Authority

The Compensation Committee acts on behalf of the board of directors to establish the compensation of executive officers of the Company and provides oversight of the Company's compensation philosophy for senior management. The committee also acts as the oversight committee with respect to the Company's equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. The Committee may also delegate other responsibilities to a subcommittee comprised of no fewer than two members of the Committee, provided that it may not delegate any power or authority required by any applicable law or listing standard to be exercised by the Committee as a whole.

Role of Compensation Consultant

To assist the Compensation Committee in its review and determination of executive compensation levels, the Compensation Committee engaged Frederic W. Cook & Co. The relationship between Frederic W. Cook & Co. and HealthSouth relates entirely to executive compensation work performed at the request of the Compensation

Committee. Any other use of the Compensation Committee's consultant requires the prior approval of the Compensation Committee. Frederic W. Cook & Co. provided services only to our Compensation Committee and did not provide assistance to HealthSouth in any other capacity. The Compensation Committee has the sole authority over the engagement, or the release of the engagement, of its compensation consultant. The Compensation Committee has instructed Frederic W. Cook & Co. to:

- assist in evaluating executive compensation programs and executive officers' compensation;
- advise the Compensation Committee on compensation trends and best practices;
- provide third party input on plan design, selection of performance measures for annual and long-term incentives and the reasonableness of individual compensation awards; and
- review the content of the Compensation Discussion and Analysis in this proxy statement.

Management has separately engaged Towers Watson & Co. as its compensation consultant. The scope of that engagement includes providing data and analysis on competitive executive and non-executive compensation practices and review of the Compensation Discussion and Analysis. Towers Watson data related to executive compensation practices may be provided to the Compensation Committee, subject to review by and input from Frederic W. Cook & Co. Towers Watson also provides a diagnostic tool and support to our human resources department in its assessment of risk related to our compensation practices.

Role of Executive Officers and Management

The chief executive officer and the chief human resources officer formulate recommendations on matters of compensation philosophy, plan design, appropriate peer companies, and the specific compensation recommendations for executive officers (other than the chief executive officer). The chief executive officer gives the Compensation Committee a self-assessment of his performance and a performance assessment and compensation recommendation for each of the other named executive officers. Those recommendations are then considered by the committee. Typically, the chief executive officer and the chief human resources officer attend the Compensation Committee meetings but are not present for the independent sessions or for any discussion of their own compensation. The Compensation Committee, together with the other independent directors and without input from the chief executive officer in the deliberations, determines the chief executive officer's base compensation and incentive compensation.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is an officer or employee of HealthSouth. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other Company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Compensation Committee
L. Edward Shaw, Jr. (Chairman)
Yvonne M. Curl
Leo I. Higdon, Jr.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Throughout this proxy statement, the individuals who served as our principal executive officer and principal financial officer during the fiscal year ended December 31, 2010, as well as the other individuals included in the Summary Compensation Table on page 53, are referred to as the "named executive officers," or "NEOs." In 2010, Edmund M. Fay, our treasurer, acted as our interim principal financial officer until the appointment of Douglas E. Coltharp as our chief financial officer on May 6, 2010. For purposes of this section only, we refer to the Compensation Committee of our board of directors as the "Committee."

Executive Summary

Our executive compensation program is designed to provide a strong correlation between pay and performance. Pay refers to the value of an executive's total direct compensation, or "TDC," which consists of: (1) a base salary; (2) an annual cash incentive payment; and (3) a long-term equity incentive grant. Both the cash incentive payment and the equity grants are entirely dependent on performance; there are no components that are "time-based," i.e., based simply on an executive maintaining his or her employment with the Company. Performance is measured against certain pre-determined, board-approved objectives. For our annual cash incentive payments, these objectives include both quantitative and individual objectives. The former consists of achieving earnings per share and free cash flow targets. The latter consists of performance metrics that are unique to the individual executive. For equity grants, the objectives are earnings per share growth and total stockholder return. All performance measures are described in more detail below.

As an executive's responsibility increases, his or her total direct compensation includes a greater percentage of performance-based compensation that is at risk of not being earned if the performance objectives are not achieved. At the same time, a greater percentage of his or her TDC will be derived from equity grants, the value of which are realized over a longer time period in line with changes in our stock price.

The graphs below reflect: (i) the timeframe for our NEOs to realize the value of the various TDC components (excluding "Other Compensation" as disclosed in the Summary Compensation Table on page 53); and (ii) the extent to which our NEOs' 2010 TDC is performance-based. The graph for executive vice presidents does not include data for Mr. Coltharp who joined us in May 2010.


President and Chief Executive Officer
ANNUAL
LONG TERM
15%
22%
43%
20%
Performance-based at Risk
Executive Vice Presidents
ANNUAL
LONG TERM
29%
25%
32%
14%
Performance-based at Risk
Other NEOs
ANNUAL
LONG TERM
36%
25%
39%
Performance-based at Risk
Base Salary
Annual Incentive
Performance-based Restricted Stock
Stock Options

Following the completion of the year-end close of our financial statements, the Committee evaluates each executive's performance against the pre-determined performance metrics. Based on each NEO's relative performance, the Committee approves his or her annual cash incentive and equity grant awards and recommends the equity grant approval to the board of directors as more fully described below.

Following the assessment of the Company's 2010 performance, the Committee and our board of directors determined the annual cash incentive payments and equity grants approved under our 2010 executive compensation program were appropriate and consistent with our compensation philosophy set forth below and that each named executive officer's target TDC reflected his or her individual performance and contributions to the Company's success.

To further ensure the Company is protecting the interest of our stockholders, our board of directors also has adopted the following corporate governance measures related to executive compensation:

- a compensation recoupment, or "claw-back," policy discussed under "Compensation Recoupment Policy" beginning on page 49;
- equity ownership guidelines for our senior executives and board of directors;
- a policy of not providing supplemental executive benefits or perquisites, other than a non-qualified 401(k) plan and, in one instance, supplemental long-term disability coverage;
- change-of-control compensation arrangements, discussed under "Severance Arrangements" beginning on page 50, that do not include the problematic pay practices of a "single trigger" or tax gross ups as; and
- independent sessions at every regular meeting of the board of directors and the Committee (no members of management are present at these independent sessions).

Compensation Philosophy

The Committee, which is comprised solely of independent directors, acts on behalf of the board of directors to establish and oversee implementation of our executive compensation philosophy. The compensation philosophy of the Committee is to create a competitive program of compensation for the Company's senior management that aligns management's interests with those of stockholders and rewards above-median performance with above-median compensation. Additionally, it is the philosophy of the Committee to place 100% of annual bonus and equity grants at risk by directly linking bonus payments and equity grants to the Company's performance. Furthermore, it is the Committee's philosophy not to provide special executive benefits or perquisites to members of senior management, other than a non-qualified 401(k) plan and, in one instance, supplemental long-term disability coverage. We believe that this philosophy will enable us to attract, motivate and retain talented executives who will enhance long-term stockholder value.

Determining Compensation

Overall Program Architecture

The Committee initially establishes the target total direct compensation for each of our named executive officers. The Committee then reviews each individual element of target TDC and allocates between elements based on the factors described below and the overriding principles that the majority of compensation should be performance-based and that as responsibility increases so does the percentage of equity-based compensation. In determining the aggregate value of each executive's target TDC and the individual elements, the Committee assesses the Company's performance, the executive's level of responsibility, the executive's contributions to the Company, competitive practices, internal pay equities, and certain other factors relating to equity awards, such as the amount of awards generally available for grant under Company plans, and the potential dilution relating to such grants. The Committee does not rely solely on formulas or a limited set of criteria when it sets the target TDC for our NEOs. Rather, the Committee exercises its business judgment in applying quantitative and qualitative approaches, as described below in this Compensation Discussion and Analysis, to the facts and circumstances associated with each executive. In performing its duties, the Committee regularly seeks input and advice from its independent consultant, Frederic W. Cook & Co.

The Committee has authority to make decisions on base salary, annual cash incentives and long-term equity incentives for all of our NEOs except for the chief executive officer. For our chief executive officer, the Committee makes recommendations on those compensation elements to the independent directors of our board of directors, who then determine and approve the final terms of the chief executive officer's compensation. Both the Committee and the board of directors review and discuss the chief executive officer's compensation package during independent sessions. In determining the compensation for our chief executive officer, the Committee and the independent directors of the board of directors assess our financial and operating performance for which the chief executive officer is ultimately responsible, as well as the chief executive officer's achievement of certain individual objectives set forth by the board, as described under "Individual Objectives" beginning on page 44.

At the end of the year, our chief executive officer provides the Committee performance evaluations for all executive officers. Based on those evaluations and competitive compensation practices, he makes recommendations to the Committee concerning the TDC for each. For further discussion of the involvement of management in the compensation process, see the discussion under "Role of Executive Officers and Management" on page 38. The Committee, pursuant to its charter, approves the base salaries, annual cash incentives, and long-term equity incentives for each executive officer other than the chief executive officer, and the board of directors then affirms its approval of the incentive awards as well.

Assessment of Competitive Compensation Practices

To assess our named executive officers' target total direct compensation, the Committee reviews data from compensation surveys, including those produced by the current management consultant, Towers Watson, and from the publicly available disclosures of a smaller group of healthcare provider peers (the "Healthcare Provider Peer Group").[1] The Committee's independent consultant, Frederic W. Cook & Co., at the direction of the Committee and with input from management, assembles the Healthcare Provider Peer Group data. The Towers Watson survey data is also reviewed by Frederic W. Cook & Co. Towers Watson does not directly advise the Compensation Committee on executive compensation matters. The Towers Watson survey group consists of companies in healthcare and certain other industries. Three market perspectives are examined (healthcare broadly, for-profit healthcare and general industry) to ensure that the Committee has a thorough understanding of both industry-specific practices and broader market trends. For 2010, the market data used for benchmarking purposes were from various proprietary surveys.[2] We believe the Towers Watson survey group is appropriate because it provides a significant sample size, includes data for management positions below senior executives, and includes companies from other industries from which we might potentially recruit certain executive positions. We believe the Healthcare Provider Peer Group is appropriate because it provides data for companies similar to us with specific positions more likely to entail the unique skill set needed in our business. We also believe the companies in this peer group are appropriate for comparison to us in terms of industry segment, revenue size and market capitalization. The Committee believes that, together, these data sources provide a comprehensive perspective on competitive pay practices.

These sources provide data on levels of base salary, annual cash incentives and long-term equity incentives. The Towers Watson surveys are supplemented by publicly available information and input from Frederic W. Cook & Co. on other matters such as recent market trends and other compensation practices, including the prevalence of types of compensation plans and the proportions of the components of the TDC package. See "Role of Compensation Consultant" beginning on page 37 regarding our use of compensation consultants.

The Committee considers the benchmark data as one of several factors discussed above when reviewing and approving TDC each year. Generally, the Committee targets TDC for our named executive officers between the 50th and 65th percentiles of the competitive market that is derived from averaging the various benchmark data

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[1] For 2010, this peer group consists of the following companies: Amedisys, Inc., Chemed Corporation, Community Health Systems, Inc., Gentiva Health Services, Inc., Health Management Association, Inc., Kindred Healthcare, Inc., LifePoint Hospitals, Inc., Lincare Holdings Inc., Odyssey HealthCare, Inc., Psychiatric Solutions, Inc., Skilled Healthcare Group, Inc., Sun Healthcare Group, Inc., Tenet Healthcare Corporation, and Universal Healthcare Services, Inc.

[2] The surveys and the number of companies therein were, for the healthcare industry, the Sullivan Cotter Survey of Manager and Executive Compensation in Hospital and Health Systems (257), Integrated Healthcare Strategies National Healthcare Leadership Compensation Survey (772) and Mercer IHN Integrated Health Networks Compensation Survey (1,395) and, for the broader market , the Towers Perrin Executive Compensation Database (761), WatsonWyatt Top Management Compensation Report (1,531) and the Mercer Executive Compensation Survey(2,201).

discussed above. It is important to note that the Committee recognizes that the benchmark data changes from year to year, so the comparison against those benchmarks places emphasis, with input from F.W. Cook & Co., on sustained compensation trends to avoid short-term anomalies. Furthermore, with the target compensation in that range and relying heavily on incentives, the Committee believes that our NEOs will likely only achieve actual compensation above the peer median if there is strong performance by the Company. The Committee believes this is the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. Executives may achieve higher levels of compensation for exceptional performance and below-median levels for disappointing performance. Pursuant to the terms of his letter of understanding, Mr. Grinney's TDC is targeted at the 65th percentile of the competitive market. For further discussion of his agreement, see "Letter of Understanding with Jay Grinney" beginning on page 56. For purposes of competitive analysis of our chief executive officer compensation, the Committee places emphasis on the Healthcare Provider Peer Group data as the requirements for this most senior role are best approximated at other provider companies.

Mr. Grinney's 2010 target TDC was at approximately the 65th percentile of the Healthcare Provider Peer Group's 2009 target data. The Committee believes the 2010 target TDC for each of our other NEOs, except Mr. Fay, fell below the 65th percentile of the competitive market based on the approximate average of the benchmark data. We believe Mr. Fay's unique role as interim principal financial officer produced outlier results against the comparables, which were primarily not NEOs in the respective filings. The target compensation package of our new chief financial officer, Mr. Coltharp, does fall below the 65th percentile. As another test of overall reasonableness, the Committee compared the aggregate target TDC of our five highest compensated individuals to the aggregate amounts from the companies in the Healthcare Provider Peer Group, and our target TDC amount was between the 50th and 65th percentiles.

Elements of Executive Compensation

The elements of our executive compensation program include:

- base salary;
- annual cash incentives; and
- long-term equity incentives.

Additionally, in 2010, our named executive officers were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in our qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a non-qualified deferred 401(k) plan that mirrors the current qualified 401(k) plan. In addition to the standard benefits offered to all employees, we provide Mr. Grinney with supplemental long-term disability coverage pursuant to the terms of his letter of understanding. Other than the plans referenced here, we did not provide our executives with compensation in the form of a pension plan, non-qualified deferred compensation plan or a retirement plan.

Base Salary

We provide executives and other employees with base salary to compensate them for services rendered during the fiscal year and to provide a certain amount of predictable income. A number of factors are considered in determining executive base salaries, including the demands of the position, the executive's scope of responsibilities, an assessment of the executive's performance, the executive's experience, and internal equity. Base salaries are reviewed once per year and may be adjusted in February after considering the factors above.

At the request, and with the agreement, of management, none of our named executive officers received an increase in base salary in excess of 1% in 2010, except Mr. Tarr. The Committee agreed to increase Mr. Tarr's salary by $50,000 in each of 2010 and 2011 to reflect increased responsibilities that he has recently assumed.

Annual Cash Incentives

The 2010 Senior Management Bonus Plan, approved by our board of directors to incentivize and reward our named executive officers and others for annual performance, measures performance against two sets of pre-determined objectives intended to improve the Company's performance and promote stockholder value: (1) corporate quantitative objectives and (2) individual objectives. As noted below in the "Relative Weightings for Objectives" section, the Committee places significant emphasis on the achievement of the pre-determined quantitative objectives. The 2010 corporate quantitative objectives, like those in 2009, focused specifically on normalized earnings per share[3] and free cash flow.[4] Normalized earnings per share and free cash flow are annual, internal metrics that the Committee believes are important in measuring progress toward our strategic objectives and furthering long-term value for our stockholders.

Establishing the Target Cash Incentive Opportunity

Under the Senior Management Bonus Plan, the Committee first approves a target cash incentive opportunity for each named executive officer, based upon a specific percentage of his or her base salary, as listed in the "Target Cash Incentive as a % of Salary" column in the table below. The Committee then assigns relative weightings (as a percentage of total cash incentive opportunity) to the objectives. The relative weightings of the corporate quantitative objectives and individual objectives take into account the executive's position, with the targets for executives with strategic responsibilities consisting of a higher corporate quantitative objectives weighting. The table below summarizes the target cash incentive and relative weightings of quantitative and individual objectives for each NEO.

		Relative Weighting as a % of Target	
Named Executive Officer	**Target Cash Incentive Opportunity as a % of Salary**	**Corporate Quantitative Objectives**	**Individual Objectives**
Jay Grinney	100%	80%	20%
Douglas E. Coltharp	60%	80%	20%
John P. Whittington	60%	80%	20%
Mark J. Tarr	60%	80%	20%
Edmund M. Fay	50%	70%	30%
Dexanne B. Clohan, M.D.	50%	70%	30%

Corporate Quantitative Objectives

The 2010 Senior Management Bonus Plan's quantitative objectives, relative weightings, and completion status as of December 31, 2010 are summarized in the following table.

[3] For Senior Management Bonus Plan purposes, normalized earnings per share is calculated on a weighted-average diluted shares outstanding basis by adjusting net income attributable to HealthSouth for certain non-recurring or unusual items. In 2010, those items included: income from discontinued operations; mark-to-market adjustments on our interest rate swaps that are not designated as hedges; cash payments related to our interest rate swaps; the projected impact from unbudgeted debt refinancing and acquisitions consummated in 2010; and an adjustment to normalize income tax expense. The diluted share count is calculated on the same basis as the diluted shares outstanding in our 2010 Form 10-K and includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, unvested restricted stock, restricted stock units, and stock options. The calculation of normalized earnings per share differs from that of adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe that the calculation for compensation purposes more accurately represents those matters within the control of management than does the calculation used in communications with the market.

[4] For Senior Management Bonus Plan purposes, free cash flow is calculated by subtracting capital expenditures for maintenance, net settlements related to our interest rate swaps, dividends paid on convertible perpetual preferred stock, distributions paid to noncontrolling interest of consolidated affiliates, payments for professional fees-accounting, tax and legal and income tax refunds related to prior periods from net cash provided by operating activities of continuing operations. This calculation is consistent with that of adjusted free cash flow used in communications with the market. However, we also adjusted the free cash flow results for the projected impact from unbudgeted debt refinancing and acquisitions consummated in 2010. We believe that the calculation for compensation purposes more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

Corporate Quantitative Goal	Relative Weighting within Corporate Quantitative Bonus	Completion Status
1. Meet or exceed normalized earnings per share target of $1.23.	50%	1. Actual result was $1.26 per share.
2. Meet or exceed free cash flow target of $142.4 million.	50%	2. Actual result was $195.9 million.

To reward exceptional performance, the Committee created an opportunity for the NEOs to receive a maximum payout level in the event actual results meet or exceed a predetermined maximum objective for normalized earnings per share and free cash flow. Our maximum payout opportunity is consistent with the maximum payout opportunity that is prevalent in the industry based on research conducted by the Committee's independent consultant. Conversely, if results attained are less than threshold for a component of the corporate quantitative objectives, then no payout for that component of corporate quantitative objectives occurs. Additionally, if we fail to attain at least a weighted average achievement of 80% of the target levels for the corporate quantitative objectives, then no payout for the individual objectives occurs. Therefore, all annual cash incentive payments depend on the Company's performance. Outlined in the table below are the performance levels and corresponding payout multipliers for the corporate quantitative objectives in 2010.

Incentive Payout Level	Normalized EPS Results	Free Cash Flow Results	2010 Payout Multiple (% of Target Cash Incentive)
Maximum	≥$1.54	≥ $178.0 million	200%
Target	$1.23	$142.4 million	100%
Threshold	$0.92	$106.8 million	50%
Not eligible	<$0.92	< $106.8 million	0%

It is important to note the following:

- the performance measures can be achieved independent of each other; and
- as results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above.

Individual Objectives

For each named executive officer, with the exception of Mr. Grinney, we also specify two to four individual, measurable objectives, weighted according to importance. The independent members of the board of directors establish Mr. Grinney's individual objectives. Mr. Grinney establishes the individual objectives for the other NEOs, subject to review by the Committee. The individual objectives reflect both objectives specific to each NEO's position and also corporate objectives. A formal assessment of each NEO's performance against his or her individual objectives is made and approved by the Committee.

The following table describes each of Mr. Grinney's individual objectives and completion status for 2010.

Individual Objectives	Completion Status
1. Begin construction on 3 de novo hospitals.	1. Partially achieved. One hospital begun in 2010 with several certificate of need applications pending.
2. Complete acquisitions or joint ventures involving 3 facilities.	2. Achieved. Completed 2 hospital acquisitions and 1 joint venture.
3. Complete all bed expansion projects on time and on budget.	3. Achieved. All bed expansion projects were completed. The associated aggregate expenditures were below budget by 7.5%.
4. Recruit and hire new chief financial officer.	4. Achieved. Mr. Coltharp was hired effective May 6, 2010.
5. Establish a chief operating officer development component as part of the Company's succession planning.	5. Achieved. Development component established and implemented.
6. Further the diversity strategy by ensuring diversity candidates are actively pursued for senior management positions.	6. Achieved. Increased the number of minorities in senior management positions at the corporate office and in hospitals.
7. Work with general counsel to resolve the Ernst & Young LLP arbitration.	7. Not achieved. The arbitration hearings convened on July 12, 2010 but the hearings before the AAA panel have not concluded.

The individual objectives for each other named executive officer were consistent with, and supportive of, Mr. Grinney's individual objectives and the corporate quantitative objectives described in this "Annual Cash Incentives" section and publicly disclosed financial guidance but specifically tailored to the functional responsibilities of that NEO. Accordingly, the ability of each NEO to achieve his or her individual objectives and the targeted results closely mirrored our ability to achieve the corporate quantitative, targeted results and publicly disclosed financial guidance. Mr. Grinney attempted to set the individual objectives and target performance levels such that, if an NEO's performance in each of his or her personal objectives met or exceeded the range of reasonable expectations, no less than 75% of the full award for his or her individual objectives would be earned. Each year, the Committee reviews and comments on the appropriateness of the individual objectives, their relative weighting and their likelihood of achievement.

Assessing Achievement of Corporate Quantitative and Individual Objectives

After the close of the year, the Committee assesses performance against the corporate quantitative and individual objectives for each named executive officer to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each of those objectives. For the 2010 corporate quantitative objectives, normalized earnings per share of $1.26 exceeded the target performance level and free cash flow of $195.9 million exceeded the maximum performance level, so the related payout multiples were 110% and 200%, respectively. Since these objectives were weighted equally, each NEO's bonus payout under these objectives was a weighted average of 155% of his or her target cash incentive opportunity for these objectives. For reference, the 2009 normalized earnings per share of $0.91 and free cash flow of $135.1 million exceeded the maximum level for those objectives, so the related payout multiples were 200%.

The cash incentive attributable to individual objectives is determined by multiplying the relative weighting of each NEO's individual objectives by the target cash incentive amount by the percentage of the individual objectives achieved by that NEO. The Committee and the independent members of the board of directors determined that Mr. Grinney achieved 98% of his individual objectives in 2010, so the related payout was $196,000. For 2010, the Committee concurred with Mr. Grinney as follows: Mr. Coltharp achieved 100% of his individual objectives based on an assessment of his overall performance; Mr. Whittington achieved 100% of his individual objectives based on an assessment of his overall performance; Mr. Tarr achieved 95% of his individual objectives based on an assessment of his overall performance; Mr. Fay achieved 100% of his individual objectives based on an assessment of his overall performance; Dr. Clohan achieved 100% of her individual objectives based on an assessment of her overall performance. For reference, the respective achievement levels for 2008 and 2009, respectively, were: Mr. Grinney 90% and 95%; Mr. Whittington 95% and 98%; Mr. Tarr 95% and 100%; Mr. Fay 93% and 97%; Dr. Clohan 96% and 100%.

The Committee and the board of directors believe it is possible that quantitative objectives and financial results alone will not always provide a complete picture of overall performance. Therefore, once the payout level for quantitative objectives and individual objectives is determined, the Committee has the authority to exercise discretion to increase or decrease overall annual incentive payouts as the Committee deems appropriate. However, since the restructuring and relisting of the Company in 2006, the Committee has made no discretionary adjustments to the annual cash incentive payments.

Total Cash Incentive Payments for 2010 Performance

The Committee believes the degree of achievement of the quantitative and individual objectives described above strengthened our position in our industry and promoted the long-term interests of our stockholders, and thus warranted the cash incentive payments listed in the following table. The Committee also considered that we significantly exceeded all of the original financial guidance for 2010 provided to the stockholders and we were successful in our strategic objectives set out at the beginning of the year. The Committee, and the independent members of the board of directors with respect to Mr. Grinney, made the incentive determinations at the February 2011 meetings in order to be in a position to evaluate fully our final results for 2010. These amounts were paid in February 2011 and are listed in the following table and the Summary Compensation Table on page 53. Mr. Coltharp's annual incentive payment for 2010 was prorated based on his hire date of May 6, 2010.

2010 Senior Management Bonus Plan Payouts

Named Executive Officer	Title	Corporate Quantitative Objective Portion ($)	Individual Objective Portion ($)	Total Payout ($)
Jay Grinney	President and Chief Executive Officer	1,240,800	196,000	1,436,800
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	260,568	42,000	304,081
John P. Whittington	Executive Vice President, General Counsel and Secretary	392,341	63,240	455,581
Mark J. Tarr	Executive Vice President and Chief Operating Officer	356,843	54,642	411,485
Edmund M. Fay	Treasurer and Senior Vice President (acting principal financial officer)	139,784	38,625	178,409
Dexanne B. Clohan, M.D.	Chief Medical Officer	173,897	48,051	221,948

Long-term Equity Incentives

To further align management's interests with those of stockholders, the Committee has structured a significant component of each named executive officer's total direct compensation in the form of long-term equity awards. The Committee believes that such grants help retain executives and promote strategic and operational decisions that align the long-term interests of management and the stockholders.

Our Equity Incentive Plan provides participants at all officer levels with the opportunity to earn performance-based restricted stock and, for the chief executive officer and the executive vice presidents, stock options, thereby aligning all levels of management with stockholders and placing a significant portion of their total direct compensation at risk. Beginning in 2009, all restricted stock for our NEOs has been performance-based. During the two-year performance measurement period, these restricted stock grants are deemed to be performance share units, or "PSUs." The recipients of PSU awards will not have voting rights or rights to receive dividends unless and until restricted stock is earned after measurement period as described below. We believe PSUs are the appropriate primary form of equity incentive because they can be tailored to promote specific performance objectives while providing significant retention value and ownership levels (for our executives subject to ownership guidelines) during periods of flat to negative stock price performance. However, we believe that stock options, to a lesser degree, remain an appropriate means to align the interests of our most senior executives directly with our stockholders' interests since they provide leveraged incentive to grow stock price. However, the use of stock options is limited to one-third of the annual equity grant value to discourage taking on excessive business risk.

The table below sets out the 2010 equity award opportunity assuming target performance levels and the form of that equity compensation for each of our current NEOs. Mr. Coltharp did not participate in the 2010 long-term incentive program. In connection with his hiring, he received a signing bonus consisting of a grant of time-based restricted stock with a fair value of $100,000 vesting one-third per year over three years.

2010 Target Equity Award Opportunity and Equity Compensation Mix (by value)

Named Executive Officer	Total Target Equity Award Opportunity	Options as a % of the Award	PSUs as a % of the Award
Jay Grinney	$4,000,000	33%	67%
Douglas E. Coltharp	n/a	n/a	n/a
John P. Whittington	$ 717,484	33%	67%
Mark J. Tarr	$ 888,927	33%	67%
Edmund M. Fay	$ 305,020	-	100%
Dexanne B. Clohan, M.D.	$ 271,987	-	100%

Performance Share Unit Awards and Restricted Stock

The Committee has previously determined that, for named executive officers, performance-based vesting conditions for restricted stock awards are appropriate because such awards further align executives' goals with the interests of stockholders and help ensure that compensation reflects performance. Under our Equity Incentive Plan, NEOs may be granted PSUs, which entitle the grantee to receive a pre-determined range of restricted shares upon achievement of specified performance objectives. The number of restricted shares earned is determined at the end of a two-year performance period based on the level of achievement of normalized earnings per share[5] and total stockholder return[6] objectives. The Committee chose these metrics as objectives because they are directly aligned with our stockholders' interests. Our maximum award opportunity is consistent with the maximum payout opportunity that is prevalent in the industry based on research conducted by the Committee's independent consultant. Conversely, if results attained are less than threshold for one of the metrics, then no payout for that metric occurs. These objectives are weighted equally, each accounting for 50% of the total equity award potential. If restricted shares are earned at the end of the two-year performance period, the participant must remain employed until the end of the following year at which time the shares fully vest.

The total stockholder return objective is a relative measure of our stock performance compared to a healthcare industry benchmark. In 2009, the Committee began using the S&P Health Care Services Select Industry Index, or "S&P HCSI Index," as the benchmark for making total stockholder return performance comparisons. The Committee believes that the use of the S&P HCSI Index provides a consistent and reliable data sample and that the companies comprising the S&P HCSI Index[7] represent a comprehensive list of healthcare providers that is a good standard against which performance can be measured.

Outlined in the table below are the performance objectives, achievement levels, and corresponding payout multipliers for PSU awards in 2010.

Restricted Stock Achievement Level	Actual 2-Year EPS Performance	Actual 2-Year TSR Performance v. S&P HCSI Index	Payout Multiple (% of Target)
Maximum	$3.80 or greater	80th percentile or greater	200%
Target	$3.04	50th percentile	100%
Threshold	$2.28	30th percentile	50%
Not eligible	Less than $2.28	Less than 30thpercentile	0%

It is important to note the following:

- The performance measures can be achieved independently of each other.
- Management provides a report to the Committee that sets out the calculations of the actual results for each measure and engages an accounting firm to produce a report on the accuracy and validity of those calculations.

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[5] For purposes of the 2008 Equity Incentive Plan, normalized earnings per share is calculated on a weighted-average diluted shares outstanding basis by adjusting net income attributable to HealthSouth for certain non-recurring or unusual items. In 2010, those items included: income from discontinued operations; mark-to-market adjustments on our interest rate swaps that are not designated as hedges; cash payments related to our interest rate swaps; the projected impact from unbudgeted acquisitions consummated in 2010; and an adjustment to normalize income tax expense. The diluted share count is calculated on the same basis as the diluted shares outstanding in our 2010 Form 10-K and includes shares related to the potential conversion of the Company's convertible perpetual preferred stock, unvested restricted stock, restricted stock units, and stock options. The calculation of normalized earnings per share differs from that of adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe that the calculation for compensation purposes for 2010 more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

[6] For purposes of the 2008 Equity Incentive Plan, total stockholder return is calculated by dividing the sum of the change in share price over the two-year period and the per share amount of dividends paid, if any, by the beginning share price for the measurement period. In each case, the share price used is the average for the 20-day period preceding the measurement date.

[7] As of December 31, 2010, the S&P HCSI Index, which is subject to change in the future, includes HealthSouth, Aetna Inc., Amedisys Inc., Amerisourcebergen Corp., Amsurg Corp., Brookdale Senior Living Inc., Cardinal Health Inc., Chemed Corp., Cigna Corp., Community Health Systems Inc., Coventry Health Care Inc., Davita Inc., Express Scripts Inc., Gentiva Health Services Inc., Health Management Associates Inc., Henry Schein Inc., Humana Inc., Kindred Healthcare Inc., Laboratory Corp. of America Holdings, Lifepoint Hospitals Inc., Lincare Holdings Inc., McKesson Corporation, Medco Health Solutions Inc., Mednax Inc., Omnicare Inc., Patterson Companies Inc., Quest Diagnostics Inc., Tenet Healthcare Corp., Unitedhealth Group Inc., Universal Health Services Inc., VCA Antech Inc., and Wellpoint Inc.

- If results attained are less than threshold for one performance measure ($2.28 for normalized earnings per share or the 30th percentile of the S&P HCSI Index for total stockholder return), then no restricted shares are earned for that performance measure in that performance period.

- As results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above. For example, if, at the end of the two-year performance period on December 31, 2011, the total stockholder return result is in the 60th percentile of the S&P HCSI Index, then the Company has exceeded the target level (the 50th percentile) by ten percentiles and that difference is 33% of spread between the maximum level and the target level (80th percentile – 50th percentile). On a percentage basis, 33% of the difference between the maximum and target payment multiples (200%-100%) is 33%, so the corresponding payout multiple for total stockholder return is 133%.

Option Awards

Each stock option permits the holder, generally for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. Options generally vest ratably in equal annual increments over three years from the grant date. In 2010, the number of options granted equaled 33% of the total target equity award opportunity for the related NEO divided by the individual option value determined using the Black-Scholes valuation model at the time of grant.

Long-term Incentive Awards in 2010

The Grants of Plan-Based Awards During 2010 table on page 55 sets forth the equity awards made in 2010 along with their estimated fair value on the grant date. The equity awards granted in 2010 will be expensed over a three-year period in accordance with applicable accounting rules.

Equity Grant Timing

Our practice is to have the independent directors on our board of directors approve, based on recommendations of the Committee, equity grants at the February board meeting in order to allow for time to review and consider our prior year's performance. The number of shares of common stock underlying the PSU and stock option grants are determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved. The Committee's policy is to approve equity grants at its February meeting, set the strike price for the stock option grants as the closing price on the second trading day after the filing of our Form 10-K, and issue the stock options the following business day. This timing for the pricing and issuance of stock options allows for exercise price to reflect a broad dissemination of our financial results from the prior year.

Changes to Our Compensation Program in 2011

In addition to the updating of the values assigned to our existing incentive performance objectives, the following changes have been adopted since the end of last year.

Base Salary

For 2011, the Committee increased Mr. Tarr's salary by $50,000 as part of a previously disclosed, two-year adjustment to reflect his increased responsibility as the chief operating officer. Mr. Tarr's target TDC remained within the 50th to 65th percentile range of the average of the Towers Watson survey groups and the Healthcare Provider Peer Group. At the recommendation, and with the agreement, of management, our other NEOs did not receive base salary increases.

Annual Cash Incentives

The Committee approved that our NEOs be eligible to receive the same annual incentive award opportunity as a percentage of base salary in 2011 as in 2010. The Committee, however, replaced the 2010 performance metrics with adjusted earnings before interest, tax, depreciation and amortization expenses, or adjusted EBITDA,[8] and return on invested capital, or ROIC,[9] for 2011. The Committee believes these changes will further the interests of our long-term stockholders. Replacing normalized EPS with adjusted EBITDA eliminates the overlapping use of EPS, which is also used for the long-term incentive program, and provides another distinct data point for measuring performance. ROIC, as a measurement of the prudent investment of the cash generated by our business, should more directly correspond to the stockholder value being created than free cash flow does. Additionally, since we regularly report adjusted EBITDA and the components of ROIC come directly from our financial statements, these metrics should be more easily monitored by stockholders as well. Of the total amount of incentive award opportunity for 2011, 60% will be linked to our adjusted EBITDA results and 40% will be linked to our ROIC results.

Long-term Equity Incentives

Our board of directors approved a 5% increase in Mr. Grinney's long-term equity incentive award opportunity in recognition of his contribution to stabilizing the Company's business and providing the Company with strategic choices to enhance long-term growth of stockholder value. His opportunity value for the equity grant awards in February 2011 was $4.2 million. Mr. Grinney's target TDC remained at the 65th percentile range of the Healthcare Provider Peer Group.

Equity Ownership Guidelines for Management

To further align the interests of our management with those of our stockholders, our senior management recommended, and our board of directors adopted, equity ownership guidelines for senior management and members of the board of directors. For purposes of the guidelines, the value of equity owned includes the value of outstanding shares owned and unvested restricted stock previously granted and the target value of PSUs previously granted but not yet earned. Covered individuals have five years to reach their ownership level. All of our named executive officers and non-employee directors have satisfied the guidelines. Mr. Coltharp, who joined us in May 2010, is not yet required to meet the applicable ownership level. Outlined in the table below are the ownership guidelines:

Position	Required Value of Equity Owned
Chief executive officer	5 times annual base salary
Executive vice president	3 times annual base salary
Other executive officers	1.5 times annual base salary
Outside director	$300,000

Compensation Recoupment Policy

Our board of directors has approved and adopted a senior management compensation recoupment policy applicable to awards granted and bonus compensation paid after January 1, 2010. The policy provides that if the board has, in its sole discretion, determined that any fraud, illegal conduct, intentional misconduct or gross neglect by any officer participating in the senior management bonus plan was a significant contributing factor to our having to restate all or a portion of our financial statements, the board may:

- require reimbursement of any bonus or incentive compensation paid to that officer,

[8] For Senior Management Bonus Plan purposes, Adjusted EBITDA is the same as the measure described in the 2010 Form 10-K. Adjusted EBITDA is calculated by adding back to or subtracting from consolidated net income unusual non-cash or non-recurring items. The items include, but may not be limited to, (1) amounts associated with government, class action and related settlements, (2) amounts related to discontinued operations and closed locations, (3) charges in respect of professional fees for continued litigation defense and support matters as discussed in the *Contingencies and Other Commitments* note to the financial statements accompanying the 2010 Form 10-K, (4) stock-based compensation expense and (5) net investment and other income.

[9] Earnings before interest and tax expenses divided by the average of total assets on the balance sheet as of December 31, 2010 and 2011.

- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and

- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards,

if and to the extent that the amount of that compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement and the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the board determines that the action caused substantial harm to HealthSouth, the board may, in its sole discretion, utilize the remedies described above.

Perquisites Philosophy

We do not have any perquisite plans or policies in place for our executive officers. We pay premiums for group term life insurance and long-term disability insurance for all employees with supplemental long-term disability coverage provided to Mr. Grinney. In general, the board of directors, the Committee, and executive management do not believe such personal benefit plans are necessary for us to attract and retain executive talent. From time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us.

Severance Arrangements

The Committee also reviewed summaries of potential benefits under our change of control and severance plans and determined that the value of those benefits were reasonable, appropriate, and competitive with our Healthcare Provider Peer Group.

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment with us is subject to termination under circumstances beyond their control. Our named executive officers and all senior vice presidents are participants in the plan, which is an exhibit to our 2010 Form 10-K filed on February 24, 2011. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement. Under the plan, if a participant's employment is terminated by the participant for good reason, by HealthSouth other than for cause, by HealthSouth by reason of the participant's disability or as a result of the participant's death (all defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement is not a payment triggering event. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with market data from the Towers Watson's healthcare industry survey group.

The cash severance payment for participants is the multiple (set forth in the table below) of annual base salary then in effect plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participants and their dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of time set forth in the following table.

Position	Severance as Multiple of Annual Base Salary	Benefit Plan Continuation Period
Chief executive officer	3x	36 months
Executive vice presidents	2x	24 months
Other executive officers	1x	12 months

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with HealthSouth. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us. Payments under the plan do not include "gross ups" for federal taxes payable on amounts paid under the plan.

Upon the death or disability of a participant under the plan, the termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified, senior officers, maintain a stable work environment and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our named executive officers and other officers are participants in the plan, which is an exhibit to our 2010 Form 10-K filed on February 24, 2011. As a condition to receipt of any payment or benefits under the plan, participating employees must enter into a non-solicitation, non-disclosure, non-disparagement and release agreement. The terms of the plan, including the definition of a change in control event, were determined to be consistent with healthcare industry market data from the Committee's and management's consultants.

Under the Change in Control Benefits Plan, participants are divided into three different tiers as designated by the Committee. Messrs. Grinney, Coltharp, Whittington, and Tarr are Tier 1 participants; Tier 2 is comprised of regional presidents and certain senior vice presidents, including Mr. Fay and Dr. Clohan, with strategic responsibility levels; and Tier 3 includes senior vice presidents with departmental responsibility levels. Upon the occurrence of a change in control as defined in the plan, each outstanding option to purchase common stock held by participants will automatically vest, and, for options granted on or prior to November 4, 2005, the scheduled expiration shall be extended for up to a year. For Tier 1 and 2 participants, all options granted after November 4, 2005 will remain exercisable for three and two years, respectively, following a change in control. Restricted stock that is not performance-based (i.e., time-lapse) and restricted stock units will automatically vest upon the occurrence of a change in control. If the restricted stock is performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

If a participant's employment is terminated within 24 months following a change in control or within three months of a potential change in control, either by the participant for good reason (as defined in the Change in Control Benefits Plan) or by HealthSouth without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and two times, respectively, the highest base salary in the prior three years plus an average of actual bonuses for the prior three years for the participant. Payments do not include "gross ups" for federal taxes payable on amounts paid under the plan. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the tax deductibility of compensation paid to certain other highly compensated executive officers in excess of $1 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. The Committee considers the impact of this rule when developing and implementing our executive compensation program. Annual incentive awards, performance-based awards and stock options are designed to meet the deductibility requirements. Although the Committee does design certain components of its executive compensation program to seek full deductibility, the Committee believes that the interests of stockholders are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. Amounts paid under any of our compensation programs, including salaries, bonuses and grants of restricted stock and restricted stock units, may not qualify as performance-based compensation that is excluded from the limitation on deductibility. However, all compensation amounts for 2010 were tax deductible.

Summary Compensation Table

The table below shows the compensation of our named executive officers during 2010 for services in all capacities in 2010, 2009, and 2008, except as otherwise indicated. As noted above, Mr. Fay, our treasurer, served as our interim principal financial officer until Mr. Coltharp's appointment as Chief Financial Officer became effective on May 6, 2010. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 39. There are no additional material terms, if any, of each named executive officer's employment arrangement, except as discussed under "Severance Arrangements" and "Letter of Understanding with Jay Grinney" beginning on pages 50 and 56, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jay Grinney	2010	1,000,000	-	2,805,373	1,280,396	1,436,800	112,486	6,635,055
President and	2009	1,000,000	-	2,060,150	1,129,683	1,790,000	58,511	6,038,344
Chief Executive Officer	2008	1,000,000	-	2,376,593	1,230,890	1,372,800	27,865	6,008,148
Douglas E. Coltharp[6]	2010	345,205	-	100,000	-	304,081	8,293	757,579
Executive Vice President and	2009	-	-	-	-	-	-	-
Chief Financial Officer	2008	-	-	-	-	-	-	-
Mark J. Tarr	2010	479,318		623,434	284,547	411,485	7,186	1,805,970
Executive Vice President	2009	429,318	175,000	370,575	202,671	463,663	5,745	1,646,972
and Chief Operating Officer	2008	426,760	89,950	310,560	326,596	328,325	4,983	1,487,174
John P. Whittington	2010	527,000	-	503,201	229,671	455,581	21,884	1,737,337
Executive Vice President,	2009	527,000	-	370,575	202,671	567,579	30,320	1,698,145
General Counsel and	2008	525,831	-	310,560	326,596	403,029	20,777	1,586,793
Corporate Secretary								
Edmund M. Fay[7]	2010	257,500	50,000	320,882	-	178,409	13,261	820,052
Treasurer and Senior Vice	2009	256,248	-	205,875	-	217,588	12,902	692,613
President (acting principal	2008	-	-	-	-	-	-	-
financial officer)								
Dexanne B. Clohan, M.D.	2010	320,340	-	286,131	-	221,948	7,521	835,940
Chief Medical Officer	2009	318,782	-	195,993	-	272,289	9,207	796,271
	2008	306,604	76,757	178,448	-	198,830	13,799	774,438

(1) For Mr. Tarr, the amounts shown in this column represents a retention bonus under the Key Executive Incentive Program, which was initiated in the third quarter of 2005 and provided retention incentives to key senior executives in the form of equity awards that vested and cash bonuses that were payable, in each case, through January 2009. For Mr. Fay, the amount shown in this column represents a one-time discretionary cash bonus in recognition of his efforts and contributions during the vacancy of the chief financial officer position. For Dr. Clohan, the amount shown in this column represents a relocation bonus. Amounts shown in this column for 2008 were previously reported in the "All Other Compensation" column.

(2) All stock awards, except for Mr. Coltharp's $100,000 award in connection with his hiring and Dr. Clohan's $89,485 award of restricted stock in 2008 subject to time vesting only, were performance share units, or PSUs, and the corresponding values listed in this column are the grant date fair values computed in accordance with ASC 718, assuming the most probable outcome of the performance conditions as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2010 Form 10-K.

Values reported for PSU awards reflect the value at target performance, which we've determined is the most probable outcome. The value of these awards at the varying performance levels for our current NEOs is set forth in the table below.

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Jay Grinney	2010	1,402,687	2,805,373	5,610,749
	2009	1,030,075	2,060,150	4,120,300
	2008	1,188,296	2,376,593	4,753,186
Douglas E. Coltharp	2010	-	-	-
	2009	-	-	-
	2008	-	-	-
John P. Whittington	2010	251,601	503,201	1,006,405
	2009	185,288	370,575	741,150
	2008	155,280	310,560	621,120
Mark J. Tarr	2010	311,718	623,434	1,246,871
	2009	185,288	370,575	741,150
	2008	155,280	310,560	621,120
Edmund M. Fay	2010	160,442	320,882	641,767
	2009	102,938	205,875	411,750
	2008	-	-	-
Dexanne B. Clohan, M.D.	2010	143,066	286,131	572,265
	2009	97,997	195,993	391,986
	2008	44,481	88,963	177,925

(3) The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2010 Form 10-K.

(4) For 2010, the amounts shown in this column comprise bonuses paid in 2011 under our 2010 Senior Management Bonus Plan.

(5) For Mr. Grinney, the amount shown in this column for 2010 includes (a) Company paid premiums for long-term disability insurance ($28,786) and (b) Company paid non-qualified 401(k) match ($83,700). For Mr. Coltharp, the amount shown in this column for 2010 includes Company paid qualified 401(k) match ($8,250). For Mr. Fay, the amount shown in this column for 2010 includes (a) Company paid qualified 401(k) match ($8,250) and (b) Company paid non-qualified 401(k) match ($4,754). For Mr. Whittington, the amount shown in this column for 2010 includes (a) Company paid qualified 401(k) match ($8,250) and (b) Company paid non-qualified 401(k) match ($13,378). For Mr. Tarr, the amount shown in this column for 2010 includes Company paid qualified 401(k) match ($6,929). For Dr. Clohan, the amount shown in this column for 2010 includes Company paid qualified 401(k) match ($7,264).

For SEC purposes, the cost of personal use of the Company aircraft is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs based on usage which include fuel costs on a per mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. Since Company-owned aircraft are used almost exclusively for business travel, the calculation method excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses and the cost of maintenance not related specifically to trips.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

(6) Mr. Coltharp assumed his position effective May 6, 2010.

(7) Mr. Fay was not a named executive officer in 2008. He served as the acting principal financial officer during the vacancy of the chief financial officer position, which ended with the appointment of Mr. Coltharp on May 6, 2010.

Grants of Plan-Based Awards During 2010

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Unit (#)	All Other Option Awards: Number of Securities Underlying Options[6] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
Jay Grinney												
Annual Incentive			400,000	1,000,000	1,800,000	-	-	-	-	-	-	-
PSU	2/26/2010	2/18/2010	-	-	-	73,382	146,763	293,526	-	-	-	2,805,373
Stock options	2/26/2010	2/18/2010	-	-	-	-	-	-	-	149,982	17.30	1,280,396
Douglas E. Coltharp[7]												
Annual Incentive			84,000	210,000	378,000	-	-	-	-	-	-	-
Restricted stock	5/6/2010	4/14/2010	-	-	-	-	-	-	4,924	-	-	100,000
John P. Whittington												
Annual Incentive			126,480	316,200	569,160	-	-	-	-	-	-	-
PSU	2/26/2010	2/18/2010	-	-	-	13,163	26,325	52,650	-	-	-	503,201
Stock options	2/26/2010	2/18/2010	-	-	-	-	-	-	-	26,903	17.30	229,671
Mark J. Tarr												
Annual Incentive			115,036	287,591	517,664	-	-	-	-	-	-	-
PSU	2/26/2010	2/18/2010	-	-	-	16,308	32,615	65,230	-	-	-	623,434
Stock options	2/26/2010	2/18/2010	-	-	-	-	-	-	-	33,331	17.30	284,547
Edmund M. Fay												
Annual Incentive			45,063	128,750	218,875	-	-	-	-	-	-	-
PSU	2/26/2010	2/18/2010	-	-	-	8,394	16,787	33,574	-	-	-	320,882
Dexanne B. Clohan, M.D.												
Annual Incentive			56,060	160,170	272,289	-	-	-	-	-	-	-
PSU	2/26/2010	2/18/2010	-	-	-	7,485	14,969	29,938	-	-	-	286,131

---

(1) The potential payments described in the three columns below are cash amounts provided for by our 2010 Senior Management Bonus Plan as discussed under "Annual Cash Incentives" beginning on page 43. Final payments under the 2010 program were calculated and paid in February 2011 and are reflected in the Summary Compensation Table on page 53 under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as PSU in the first column of this table are performance share units granted under our 2008 Equity Incentive Plan that is described beginning on page 61. As described in "Performance Share Unit Awards and Restricted Stock" beginning on page 47, these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2010 ending December 31, 2011 and a one year time-vesting requirement ending December 31, 2012. Each of the threshold, target and maximum share numbers reported in the three columns assume that both performance objectives (normalized earnings per share and total stockholder return) are achieved at that respective level. Upon a change in control, the Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned.

(3) The threshold amounts in this column assume: (i) that the Company reached only threshold achievement on each of the quantitative objectives, (ii) that none of the individual objectives were achieved, resulting in payment of the minimum quantitative portion of the bonus, and (iii) that the board did not exercise its discretion to adjust the bonus. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" beginning on page 43, we would multiply this amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives. No amount would be payable from the amount allocated to achievement of individual objectives.

(4) The target payment amounts in this column assume: (i) that the Company achieved exactly 100% of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not exercise its discretion to adjust the bonus. The target amount payable for each NEO is his or her base salary multiplied by this target cash incentive percentage, see table under "Establishing the Target Cash Incentive Opportunity" beginning on page 43.

(5) The maximum payment amounts in this column assume: (i) that the Company achieved at or above the maximum achievement level of each of the quantitative objectives, (ii) that all of the individual objectives were achieved, and (iii) that the board did not did not exercise its discretion to adjust adjust the bonus. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing Achievement of Corporate Quantitative and Individual Objectives" on beginning page 43, we would multiply this amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement of the quantitative objectives. Then, we would add 100% of the amount allocated to achievement of individual objectives to arrive at the final bonus payout. Because the board of directors has sole discretion over whether and in what amounts corporate strategic portions of bonuses will be paid, it is not possible for these reported maximums to include an estimate for that component.

(6) All stock option grants in 2010 were made under our 2008 Equity Incentive Plan that is described beginning on page 61. These option awards will vest, subject to the officer's continued employment with the Company, in three equal annual installments beginning on the first anniversary of grant; a change in control of the Company will also cause these options to immediately vest in full.

(7) Mr. Coltharp assumed his position effective May 6, 2010, and his non-equity incentive awards are prorated accordingly.

Letter of Understanding with Jay Grinney

Other than the compensation plans and programs described under "Compensation Discussion and Analysis", the Company has only one agreement or arrangement in effect with its officers. On December 2, 2010, we entered into a letter of understanding with Mr. Grinney governing the terms of his employment as president and chief executive officer to replace the agreement that would have expired December 31, 2010. This new agreement expires December 2, 2013 and has terms substantially similar to the prior agreement. Pursuant to his agreement, Mr. Grinney will receive an annual base salary of $1,000,000, subject to annual adjustments as determined by the Committee, and an annual bonus based on both the performance of the Company and his personal performance. He also will be entitled to participate in the ongoing and other long-term awards and programs and participate in and receive benefits under certain insurance, benefit and other plans as may be in effect from time to time on such terms as are offered to our senior executive officers. Such plans include, but are not limited to, paid time off, medical, life insurance, 401(k), disability insurance, and incentive and equity compensation plans. Additionally, this new agreement provides, as did his original agreement, that Mr. Grinney's direct compensation will be targeted at the 65th percentile of the competitive peer group selected by our board of directors.

The letter of understanding also provides that Mr. Grinney's rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the letter of understanding and the Executive Severance Plan and the Change in Control Benefits Plan, which are described beginning on page 50. Notwithstanding any amendments to the Executive Severance Plan and the Change in Control Benefits Plan, if Mr. Grinney's employment terminates during the term of the letter of understanding, he will be entitled to the payments and benefits provided under the current Executive Severance Plan or Change in Control Benefits Plan, as applicable. Upon termination, his outstanding equity awards will be treated in substantially the manner described under "Executive Severance Plan" beginning on page 50. Mr. Grinney's entitlement to payments and benefits under the Executive Severance Plan and Change in Control Benefits Plan is contingent upon his compliance with the post-termination restrictive covenants described below. The letter of understanding also contains certain (1) non-competition provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 24 months thereafter unless termination is without cause or as a result of disability or he resigns for good reason or due to a change in control, in which case such provisions shall remain in effect for a period of 12 months, and (2) non-interference and non-solicitation provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 36 months thereafter.

For purposes of Mr. Grinney's letter of understanding, "cause," "good reason" and "change in control" have the meanings as defined in the Executive Severance Plan and the Change in Control Plan which are exhibits to our 2010 Form 10-K filed on February 24, 2011.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason," as well as by us for "cause," as those terms are defined in the applicable plans and arrangements. For additional discussion of the material terms and conditions, including payment triggers, see "Executive Severance Plan" beginning on page 50 and "Change in Control Benefits Plan" beginning on page 51 and "Letter of Understanding with Jay Grinney" beginning on page 56. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Assume triggering events set forth below occur on December 31, 2010. The closing price of our common stock on that day was $20.71.

Name	Lump Sum Payment ($)	Continuation of Insurance Benefits ($)	Acceleration of Equity Awards ($)[1]	Total Termination Benefits ($)
Jay Grinney				
Executive Severance Plan/Letter of Understanding				
Without Cause/For Good Reason	3,000,000	18,498	8,252,702	11,271,200
Disability	3,000,000	18,498	13,108,038	16,126,536
Death	3,000,000	18,498	13,108,038	16,126,536
For Cause	-	-	-	-
Change in Control Benefits Plan	7,258,524	18,498	13,834,765	21,111,787
Douglas E. Coltharp				
Executive Severance Plan				
Without Cause/For Good Reason	1,050,000	17,603	40,680	1,108,283
Disability	1,050,000	17,603	40,680	1,108,283
Death	1,050,000	17,603	40,680	1,108,283
For Cause	-	-	-	-
Change in Control Benefits Plan	1,531,760	26,405	101,976	1,660,141
John P. Whittington				
Executive Severance Plan				
Without Cause/For Good Reason	1,054,000	12,332	2,226,254	3,292,586
Disability	1,054,000	12,332	2,226,254	3,292,586
Death	1,054,000	12,332	2,226,254	3,292,586
For Cause	-	-	-	-
Change in Control Benefits Plan	2,860,966	18,498	2,357,772	5,237,235
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	$958,636	8,157	2,367,869	3,334,662
Disability	$958,636	8,157	2,367,869	3,334,662
Death	$958,636	8,157	2,367,869	3,334,662
For Cause	-	-	-	-
Change in Control Benefits Plan	2,464,517	12,235	2,509,957	4,986,709
Edmund M. Fay				
Executive Severance Plan				
Without Cause/For Good Reason	257,500	10,010	1,015,103	1,282,613
Disability	257,500	10,010	1,015,103	1,282,613
Death	257,500	10,010	1,015,103	1,282,613
For Cause	-	-	-	-
Change in Control Benefits Plan	890,913	20,020	1,017,282	1,928,215
Dexanne B. Clohan, M.D.				
Executive Severance Plan				
Without Cause/For Good Reason	320,340	6,017	952,775	1,279,132
Disability	320,340	6,017	952,775	1,279,132
Death	320,340	6,017	952,775	1,279,132
For Cause	-	-	-	-
Change in Control Benefits Plan	1,051,741	12,035	954,779	2,018,555

(1) The value of the acceleration of equity award vesting listed in this column has been determined based on the dollar amount to be recognized for financial statement reporting purposes upon vesting of the awards as of December 31, 2010 in accordance with ASC 718. The assumptions used in the valuation are discussed under the heading "Critical Accounting Policies - Share-Based Payments" in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our 2010 Form 10-K.

The amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payment" column in the above table includes the estimated payments provided for under the "Executive Severance Plan" beginning on page 50 and the "Change in Control Benefits Plan" beginning on page 51. The lump sum payments due in the event of terminations "for cause" represent the cash value of accrued but unused paid time off. As explained in "Letter of Understanding with Jay Grinney" beginning on page 56, Mr. Grinney's letter of understanding provides that his rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the Executive Severance Plan and Change in Control Benefits Plan as well. Mr. Grinney's arrangement contains certain restrictive provisions regarding non-competition (12- or 24-months depending of the circumstances of the severance), non-interference (36 months), non-solicitation (36 months), and confidentiality (indefinite) that survive termination.

Outstanding Equity Awards at December 31, 2010

	Option Awards[1]					Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Name	Exercisable	Unexercisable							
Jay Grinney	200,000	–	–	26.05	5/8/2014	194,161	4,021,074	465,955	9,649,928
	130,000	–	–	26.85	3/23/2015	–	–	293,526	6,078,923
	150,000	–	–	26.55	2/23/2016	–	–	–	–
	130,000	–	–	23.19	3/2/2017	–	–	–	–
	113,694	56,846	–	16.27	2/28/2018	–	–	–	–
	61,497	122,993	–	7.85	2/27/2019	–	–	–	–
	19,604	39,206	–	14.95	9/2/2019	–	–	–	–
	–	149,982	–	17.30	2/26/2020	–	–	–	–
Douglas E. Coltharp	–	–	–	–	–	4,924	101,976	–	–
Mark J. Tarr	4,000	–	–	69.38	1/4/2011	25,372	525,454	83,815	1,735,809
	3,800	–	–	54.50	2/4/2012	–	–	65,230	1,350,913
	8,000	–	–	16.00	2/14/2013	–	–	–	–
	11,000	–	–	22.00	3/5/2014	–	–	–	–
	11,000	–	–	26.85	3/23/2015	–	–	–	–
	7,029	–	–	19.35	11/17/2015	–	–	–	–
	12,000	–	–	26.55	2/23/2016	–	–	–	–
	20,000	–	–	23.19	3/2/2017	–	–	–	–
	30,167	15,083	–	16.27	2/28/2018	–	–	–	–
	11,034	22,066	–	7.85	2/27/2019	–	–	–	–
	3,517	7,033	–	14.95	9/2/2019	–	–	–	–
	–	33,331	–	17.30	2/26/2020	–	–	–	–
John P. Whittington	4,333	–	–	25.10	10/19/2016	25,372	525,454	83,815	1,735,809
	20,000	–	–	23.19	3/2/2017	–	–	52,650	1,090,382
	30,167	15,083	–	16.27	2/28/2018	–	–	–	–
	11,034	22,066	–	7.85	2/27/2019	–	–	–	–
	3,517	7,033	–	14.95	9/2/2019	–	–	–	–
	–	26,903	–	17.30	2/26/2020	–	–	–	–
Edmund M. Fay	–	–	–	–	–	1,833	37,961	46,564	964,340
	–	–	–	–	–	7,268	150,520	33,574	695,318
Dexanne B. Clohan, M.D.	9,000	–	–	23.35	4/24/2016	1,833	37,961	44,330	918,074
	12,000	–	–	23.19	3/2/2017	7,268	150,520	29,938	620,016

(1) All options shown above, other than options with expiration dates of November 17, 2015 or expiration dates prior to 2014, vest in three equal annual installments beginning on the first anniversary of the grant date. Options with expiration dates of November 17, 2015 were granted under the Company's now-expired Key Executive Incentive Program and vested according to the following schedule: 25% on January 1, 2007, 25% on January 1, 2008, and the remaining 50% on January 1, 2009. Options with expiration dates prior to 2014 vested in

four equal annual installments beginning on the first anniversary of the grant date. All per share amounts have been adjusted for the five-for-one reverse stock split that became effective on October 25, 2006.

(2) The expiration date of each option occurs 10 years after the grant date of each option.

(3) All share amounts shown in this column are restricted stock awards resulting from the attainment of the related PSU awards' performance objectives during the 2008-2009 performance period, except (1) Mr. Coltharp's share amount representing a one-time award issued in connection with his hiring of time-based restricted stock that vests in three equal annual installments beginning on the first anniversary of the grant date, and (2) Mr. Fay's and Dr. Clohan's initial share amounts that vest in February 2011 and represent the third of three equal annual installments of time-based restricted stock awards.

(4) The market value calculation is as of December 31, 2010 and uses the closing price on that date, $20.71.

(5) The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the two-year period from January 1 of the year in which the grant is made. The determination of whether and to what extent the PSU awards are achieved will be made following the close of the two-year period. The first amount for each officer in this column represents the number of shares earned over the 2009-2010 performance period but not determined until February 2011, which shares shall be restricted until January 1, 2012. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance during the 2010-2011 performance period on both the normalized earnings per share and total stockholder return objectives. The actual number of restricted shares earned at the end of the 2010-2011 performance period may differ.

(6) The market value reported was calculated by multiplying the closing price of our common stock on December 31, 2010 by the number of shares set forth in the preceding column.

Options Exercised and Stock Vested in 2010

The following table sets forth, as of December 31, 2010, information concerning the exercise of options and the vesting of shares for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Jay Grinney	*	*	20,000	352,000
Douglas E. Coltharp	*	*	-	-
John P. Whittington	*	*	6,000	105,600
Mark J. Tarr	*	*	6,000	105,600
Edmund M. Fay	*	*	1,833	32,316
Dexanne B. Clohan, M.D.	*	*	1,833	32,316

* Did not exercise any stock options in 2010.

Equity Compensation Plans

The following table sets forth, as of December 31, 2010, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Securities to be Issued Upon Exercise	Weighted Average Exercise Price(1)	Securities Available for Future Issuance
Plans Approved by Stockholders	5,292,221(2)	$ 21.49	1,125,170(2)
Plans Not Approved by Stockholders	1,804,538(3)	23.26	1,200,300(4)
Total	7,096,759	25.07	2,325,470

(1) This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2) These amounts assume maximum performance by performance-based awards.

(3) This amount includes (a) 67,000 and 1,159,923 shares issuable upon exercise of stock options outstanding under the 2002 Non-Executive Stock Option Plan and the 2005 Equity Incentive Plan, respectively, and (b) 112,436 restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

(4) These shares are available for issuance under the 2002 Non-Executive Stock Option Plan described below, but there is no intention to issue any awards under that plan in the future.

2008 Equity Incentive Plan

The 2008 Equity Incentive Plan, or the "2008 Plan," provides for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant.

The 2008 Plan has no expiration date. Any awards outstanding under the 2008 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance under the 2008 Plan is six million shares, subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under the plan. Any awards under the 2008 Plan must have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a Change in Control (as defined in the 2008 Plan which is filed as an appendix to our Definitive Proxy Statement on Schedule 14A filed on March 27, 2008) of the Company, the vesting of all outstanding awards will accelerate. Notwithstanding the foregoing, no option may be exercised and no shares of stock may be issuable pursuant to other awards under the 2008 Plan until we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

1998 Restricted Stock Plan

The 1998 Restricted Stock Plan, or the "1998 Plan," provided for the grant of restricted common stock to our executives and other key employees. The 1998 Plan expired in May 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards made under the 1998 Plan generally vest over a three-year requisite service period, although the Committee generally had discretion to determine the restrictions for each award. Fair value was determined by the market price of our common stock on the grant date. Awards granted under the 1998 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 1998 Plan.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 2004 Plan. The 2004 Plan's vesting provisions provide that, for restricted stock awards, one-third of the shares of restricted stock acquired under each grant shall vest, and thus the forfeiture provisions shall lapse, on January 1 of each year following the date of the grant. Awards of restricted stock units are fully vested when awarded and will be settled in shares of common stock on the six-month anniversary of the date on which the director ceases to serve on the board of directors, subject to certain change in control provisions. Restricted stock units may not be transferred. Restricted stock is subject to transfer restrictions during the course of the applicable director's term and for a period of twelve months thereafter. Each of the vesting and holding provisions applicable to grants under the 2004 Plan are subject to the exceptions applicable to certain change in control events and the termination of the recipient's service as a HealthSouth director. Subject to certain exceptions set forth in the 2004 Plan, awards are protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization or other major corporate restructuring and are forfeitable upon termination of the recipient's services as a HealthSouth director.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan, or the "2005 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives and other key employees as determined by the board of directors or the Committee in accordance with the terms of the 2005 Plan and evidenced by an award agreement with each participant. The 2005 Plan expired in November 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2005 Plan at the time of its termination shall continue in effect in accordance with their terms and conditions and those of the 2005 Plan. The outstanding awards under the 2005 Plan have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Unless otherwise determined by the board of directors or as provided in an award agreement, upon a "change in control" (as defined in the 2005 Plan which is filed as an exhibit to our Current Report on Form 8-K, filed on November 21, 2005) of the Company, the vesting of all outstanding awards will accelerate.

2002 Non-Executive Stock Option Plan

The 2002 Non-Executive Stock Option Plan, the "2002 Plan," provides for the grant of nonqualified options to purchase shares of our common stock to our employees who are not directors or executive officers. The 2002 Plan expires in January 2012. Any awards outstanding under the 2002 Plan at the time of its termination will remain in effect in accordance with their terms. The 2002 Plan covers a maximum of 1.3 million shares of our common stock. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally are at the discretion of the Committee. However, no options are exercisable beyond ten years from the date of grant and granted options generally vest in periods of up to five years depending on the type of award granted.

Deferred Compensation

Retirement Investment Plan

Effective January 1, 1990, we adopted the HealthSouth Retirement Investment Plan, or the "401(k) Plan," a retirement plan intended to qualify under Section 401(k) of the Code. The 401(k) Plan is open to all of our full-time and part-time employees who are at least 21 years of age. Eligible employees may elect to participate in the 401(k) Plan as of the first day of employment.

Under the 401(k) Plan, participants may elect to defer up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites), subject to nondiscrimination rules under the Code. The deferred amounts may be invested among various investment vehicles, which do not include our common stock, managed by unrelated third parties. We will match a minimum of 50% of the amount deferred by each participant, up to 6% of such participant's total compensation (subject to nondiscrimination rules under the Code), with the matched amount also directed by the participant. Participants are fully vested in their compensation deferrals. Matching contributions become fully vested after the completion of three years of service.

Generally, amounts contributed to the 401(k) Plan will be paid on a termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the HealthSouth Corporation Nonqualified 401(k) Plan, or the "NQ Plan," effective March 1, 2008 in order to allow deferrals above what is limited by the IRS. All of our Named Executive Officers are eligible to participate in the NQ Plan, the provisions of which follow the 401(k) Plan.

Our named executive officers and other eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the first 6% of the participant's deferral contributions less any employer matching contributions made on the participant's behalf under the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2010. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

Participants may request, on a daily basis, any of the following investment crediting rates be applied to amounts credited to their NQ Plan accounts: (i) an annual rate of interest based on the Schwab US Treasury Money Market Fund; or (ii) a rate of return based on one or more benchmark mutual funds, which are the same funds as those offered under our 401(k) Plan.

The following table sets forth information as of December 31, 2010 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(4)
Jay Grinney	165,092	83,700	19,215 (5)	–	366,623
Douglas E. Coltharp	–	–	–	–	–
John P. Whittington	232,907	13,378	59,629 (6)	–	684,692
Mark J. Tarr	–	–	–	–	–
Edmund M. Fay	22,596	4,754	4,749 (7)	–	117,215
Dexanne B. Clohan, M.D.	–	–	29,428 (8)	–	202,096

(1) Amounts in this column are included in the 2010 amounts represented as "Salary" in the Summary Compensation Table on page 53.

(2) Amounts in this column are included in the 2010 amounts represented as "All Other Compensation" in the Summary Compensation Table on page 53.

(3) No amounts in this column are included, or are required to be included, in the Summary Compensation Table on page 53.

(4) The balances in this column include the following amounts that are included as "Salary" in the 2008 and 2009 amounts in the Summary Compensation Table on page 53: none for 2008 and $62,308 for 2009 for Mr. Grinney, $72,361 for 2008 and $226,035 for 2009 for Mr. Whittington, $62,981 for 2008 and $15,958 for 2009 for Mr. Fay, and $62,800 for 2008 and $59,649 for 2009 for Dr. Clohan. The balances in this column include the following amounts that are included as "All Other Compensation" in the amounts in the Summary Compensation Table on page 53: none for 2008 and $31,154 for 2009 for Mr. Grinney, $9,121 for 2008 and $22,070 for 2009 for Mr. Whittington, $4,409 for 2008 and $4,652 for 2009 for Mr. Fay, and $5,383 for 2008 and $2,153 for 2009 for Dr. Clohan. The NQ Plan did not exist in 2007.

(5) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): PIMCO Total Return D.

(6) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Columbia Acorn Z, Europacific Growth R4, Stratton Small Cap Value, PIMCO Real Return CI D, Schwab PIMCO Total Return D, Schwab S&P 500 and Eaton Vance Large Cap Value A.

(7) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which, with the exception of the Schwab Value Advantage Money Market, are provided under our qualified section 401(k) plan): Columbia Acorn Z, PIMCO Real Return D, Schwab Value Advantage Money Market, PIMCO Total Return D, and Oakmark Equity & Income.

(8) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under our qualified section 401(k) plan): Growth Fund of America R4, Europacific Growth R4, Oakmark Equity Income, PIMCO Real Return CI D, Vanguard Midcap Index Institutional, Schwab S&P 500 Index Fund, Columbia Acorn Z, and PIMCO Total Return D.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of the board of directors or any family member of an executive officer or board member is referred to as a "related party." The board of directors considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved in advance by the disinterested members of the board of directors:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit to the board of directors written notification of such conflict of interest and an offer of resignation from the board of directors and each of the committees on which such member serves. The board of directors need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board of directors to review the appropriateness of the continuation of such individual's membership on the board of directors.

Members of the board of directors must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board of directors will consider and resolve any issues involving conflicts of interest of members of the board of directors.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Conduct which can be found on our website at http://investor.healthsouth.com.

Since January 1, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock and 6.50% Series A Convertible Perpetual Preferred Stock as of March 8, 2011 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of either class of our equity securities, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and named executive officers as a group. The address of our directors and executive officers is c/o HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

Name	Preferred Shares Beneficially Owned [(1)]	Common Shares Beneficially Owned [(1)]	Percent of Class [(2)]
Certain Beneficial Owners			
FMR LLC	32,840[(3)]	9,899,653[(3)]	8.2%|10.3 %
BlackRock, Inc.	-	8,675,216[(4)]	9.1%
T. Rowe Price Associates, Inc.	-	8,326,407[(5)]	8.7%
Invesco Ltd.	-	5,632,312[(6)]	5.9%
Advent Capital Management, LLC	35,272[(7)]	-	8.8%
John S. Osterweis	34,345[(8)]	-	8.6%
Management			
Edward A. Blechschmidt	-	44,457	*
John W. Chidsey	-	50,194	*
Dexanne B. Clohan, M.D.	-	93,098[(9)]	*
Douglas E. Coltharp	-	4,924	*
Donald L. Correll	-	36,912	*
Yvonne M. Curl	-	34,649	*
Charles M. Elson	-	40,672	*
Edmund M. Fay	-	59,507	*
Jay Grinney	-	1,857,601[(10)]	1.9%
Jon F. Hanson	-	90,704[(11)]	*
Leo I. Higdon, Jr.	-	35,082	*
John E. Maupin, Jr.	-	36,714	*
L. Edward Shaw, Jr.	-	55,175	*
Mark J. Tarr	-	284,422[(12)]	*
John P. Whittington	-	254,941[(13)]	*
All current directors and named executive officers as a group (15 people)	-	2,979,052[(14)]	3.1%

*Less than 1%.

(1) According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power, with respect to all shares of stock listed as owned by that person.

(2) The percentage of beneficial ownership is based upon 95,180,871 shares of common stock and 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock outstanding as of March 8, 2011. Our 6.50% Series A Convertible Perpetual Preferred Stock is convertible at any time at the option of the holders into an aggregate of 13,114,760 shares of common stock, provided that at our election, we may deliver cash in lieu of some or all of the shares otherwise deliverable.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2011, FMR LLC (parent holding company/control person), Mr. Edward C. Johnson, III and members of Mr. Johnson's family, which together as a group may represent a controlling group with respect to FMR LLC, reported, as of December 31, 2010, voting and investment power as follows: through Fidelity Management & Research Company (investment adviser) – sole investment power for 6,382,223 shares (includes 101,902 shares resulting from the assumed conversion of 3,108 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock); through Pyramis Global Advisors, LLC (investment company) – sole voting and investment power for 811,900 shares (includes 734,000 shares resulting from the assumed conversion of 22,387 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock); and through Pyramis Global Advisors Trust Company (bank) – sole investment power for 2,523,130 shares (includes 240,820 shares resulting from the assumed conversion of 7,345 shares of HealthSouth 6.50% Series A Convertible Perpetual Preferred Stock)(includes 2,234,367 shares for which this entity has sole voting power).

These filers are located at 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC also included in its share ownership total, but disclaimed beneficial ownership of, 182,400 shares owned by FIL Limited. FIL Limited is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(4) Based on a Schedule 13G/A filed with the SEC on February 4, 2011, BlackRock, Inc. (parent holding company/control person), on behalf of a group including BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Luxembourg) S.A., BlackRock International Limited, and State Street Research & Management Co. reported that, as of December 31, 2010, the group is the beneficial owner of 8,675,216 shares, with sole voting and investment power for 8,675,216 shares. This holder is located at 40 East 52nd Street, New York, New York 10022.

(5) Based on a Schedule 13G/A filed with the SEC on February 10, 2011, T. Rowe Price Associates, Inc. and an affiliate reported, as of December 31, 2010, voting and investment power as follows: T. Rowe Price Associates, Inc. (investment adviser) – sole voting power for 1,454,337 shares and sole investment power for 8,326,407 shares; and T. Rowe Price Mid-Cap Value Fund, Inc. (investment company) – sole voting and investment power for 6,830,770 shares (such shares are included in the investment adviser's total). For purposes of the reporting requirements under the Exchange Act, Price Associates is deemed to be a beneficial owner of the securities above; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. These holders are located at 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) Based on a Schedule 13G filed with the SEC on February 14, 2011, Invesco Ltd. (parent holding company/control person /investment adviser) and its subsidiary, Invesco Advisers, Inc. (investment adviser) reported, as of December 31, 2010, sole voting and investment power for 5,632,312 shares. This holder is located at 1555 Peachtree Street NE, Atlanta, GA 30309.

(7) Based on holdings reported on Bloomberg Finance L.P. on February 16, 2011. This holder is located at 1271 Avenue of the Americas, 45th Floor, New York, NY 10020.

(8) Based on a Schedule 13G/A filed with the SEC on February 15, 2011, Osterweis Capital Management, Inc. and affiliates reported, as of December 31, 2010, voting and investment power with respect to our 6.50% Series A Convertible Perpetual Preferred Stock as follows: Osterweis Capital Management, Inc. (investment adviser) – sole voting and investment power for 3,660 shares; Osterweis Capital Management, LLC (investment adviser) – sole voting and investment power for 30,685 shares; and John S. Osterweis (parent holding company/control person) – sole voting and investment power for 34,345 shares. These holders are located at One Maritime Plaza, Suite 800, San Francisco, California 94111.

(9) Includes 21,000 shares issuable upon exercise of options.

(10) Includes 992,735 shares issuable upon exercise of options.

(11) Includes 10,000 shares issuable upon exercise of options, 12,200 shares held in trust over which Mr. Hanson has investment power, and 6,000 shares held by his spouse.

(12) Includes 158,290 shares issuable upon exercise of options.

(13) Includes 107,651 shares issuable upon exercise of options.

(14) Includes 1,279,676 shares issuable upon exercise of options.

We know of no arrangements, the operation of which may at a subsequent date result in the change of control of HealthSouth.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our directors, executive officers and, if any, beneficial holders of more than 10% of our common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. We believe, based on our review of the copies of Forms 3, 4, and 5, and amendments thereto, and written representations of our directors and executive officers, that, during fiscal 2010, our directors and executive officers timely filed all reports that were required to be filed under Section 16(a). We note, however, that Mr. Price's Form 3 filed on October 29, 2009 reported 576 shares of common stock more than he owned at the time. Those shares had previously been delivered to the Company to satisfy the tax withholding obligation in connection with the vesting of the related restricted stock awards.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his successor is elected and qualified, or until his earlier resignation or removal.

Name	Age	Position	Since
Jay Grinney	60	President and Chief Executive Officer; Director	5/10/2004
Douglas E. Coltharp	49	Executive Vice President and Chief Financial Officer	5/6/2010
Mark J. Tarr	49	Executive Vice President and Chief Operating Officer	10/1/2007
John P. Whittington	63	Executive Vice President, General Counsel and Corporate Secretary	10/19/2006
Edmund M. Fay	44	Senior Vice President and Treasurer	3/1/2008
Andrew L. Price	44	Chief Accounting Officer	10/22/2009
Dexanne B. Clohan, M.D.	61	Chief Medical Officer	4/24/2006
Cheryl B. Levy[(1)]	52	Chief Human Resources Officer	2/24/2011

(1) Ms. Levy has been the principal human resources officer since March 15, 2007. However, in connection with increased responsibilities, the Company has designated Ms. Levy an executive officer effective February 24, 2011.

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with officers of HealthSouth acting solely in their capacities as such.

Executive Officers Who Are Not Also Directors

Douglas E. Coltharp—Executive Vice President and Chief Financial Officer

Mr. Coltharp was named executive vice president and chief financial officer on May 6, 2010. Prior to joining us, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, LLC, a boutique investment banking firm and private equity firm, from May 2007 to May 2010. Prior to that, he served 11 years as executive vice president and chief financial officer for Saks Incorporated and its predecessor organization. Prior to joining Saks in November 1996, Mr. Coltharp spent approximately 10 years with Nations Bank, N.A. and its predecessors in various positions of increasing responsibilities culminating in senior vice president and head of southeast corporate banking. During the past year, Mr. Coltharp has served as a member of the board of directors of Ares Capital Corporation, Under Amour, Inc., and rue 21, inc.

Mark J. Tarr—Executive Vice President and Chief Operating Officer

Mr. Tarr was named executive vice president of our operations on October 1, 2007, to which the chief operating officer designation was added on February 24, 2011. Mr. Tarr joined us in 1993, and has held various management positions with us, including serving as a president of our inpatient division from 2004 to 2007, as senior vice president with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as director of operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as chief executive officer/administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994.

John P. Whittington—Executive Vice President, General Counsel and Corporate Secretary

Mr. Whittington was named executive vice president, general counsel and corporate secretary on October 19, 2006, having served as interim general counsel and corporate secretary since July 26, 2006. Prior to joining us, Mr. Whittington was a partner of the law firm Bradley Arant Boult Cummings LLP, which is based in Birmingham, Alabama. He chaired the Restructuring and Reorganization Practice Group at Bradley Arant from 1990 to 2005. Since 1990, he has served as adjunct professor at Cumberland School of Law, Samford University, located in Birmingham, Alabama. He is a member of the Birmingham Bar Association and the Alabama State Bar and is a member of the American Bar Association. Mr. Whittington currently serves as the lead independent director of Congoleum Corporation (privately held).

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined HealthSouth in 2008 as senior vice president and treasurer. Mr. Fay has more than 16 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. Prior to joining us, he served in various positions at Regions Financial Corporation, including executive vice president of strategic planning/mergers and acquisitions, senior vice president and senior treasury officer, from 2001 to 2008. Prior to 2001, he also has held vice president positions at Wachovia Corporation for asset and liability management and at J.P. Morgan & Company, Inc. for global treasury and capital management.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named chief accounting officer in October 2009 and has held various management positions with us since joining HealthSouth in June 2004 including senior vice president of accounting and vice president of operations accounting. Prior to joining us, Mr. Price served as senior vice president and corporate controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Dexanne B. Clohan—Chief Medical Officer

Dr. Clohan, a board-certified physical medicine and rehabilitation physician, was named chief medical officer on April 24, 2006. From 2002 to 2006, Dr. Clohan served as Medical director, national accounts, for Aetna, Inc., and from 1998 to 2002, she served as a medical director for Aetna and its predecessor Prudential Healthcare. In these roles, she represented one of the largest national health insurance companies to practicing physicians and to large employers with responsibilities ranging from quality and accreditation to benefit design consultation. Dr. Clohan's prior experience includes her clinical practice at an inpatient rehabilitation hospital in Southern California and her service in health policy and advocacy positions, including director of congressional affairs for the American Medical Association. She currently co-chairs the Clinical Quality Improvement Committee of the American Academy of Physical Medicine and Rehabilitation and the Quality Task Force of the American Medical Rehabilitation Providers Association and is active in other professional associations. Dr. Clohan serves on the boards of the Foundation for Physical Medicine and Rehabilitation and the Arthritis Foundation, Southeast Region.

Cheryl B. Levy—Chief Human Resources Officer

Ms. Levy was named principal human resources officer on March 15, 2007. Prior to joining us, Ms. Levy served as the national director, human resources/recruiting, for KPMG LLP, where she advised clients in such diverse areas as recruitment, compensation, benefits, training, development and employee relations from 1999 to 2007. Prior to joining KPMG, she held senior executive human resources positions at several health services companies including Preferred Care Partners Management Group, LP, a large skilled nursing facility company in Texas.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our annual report to stockholders for the fiscal year ended December 31, 2010 is being mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2010 Form 10-K is available without charge from the "Investors" section of our website at http://investor.healthsouth.com. Our 2010 Form 10-K is also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Investor Relations.

Voting Assistance

If you have any questions, or need assistance in voting your shares, please contact:

Broadridge Financial Solutions, Inc.
Telephone: 1-866-450-8471

Proposals for 2012 Annual Meeting of Stockholders

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2012 annual meeting of stockholders must be received by us no later than the close of business on December 6, 2011, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2012 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely. In accordance with Section 2.9 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 6, 2012, and not later than February 5, 2012; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

All stockholder proposals must be in the form set forth in Section 2.9 of our Bylaws and must be addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: corporate secretary. Section 2.9 of our Bylaws requires, among other things, that the proposal must set forth:

(1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made such person;

(3) the class or series and number of shares of our capital stock which are owned beneficially or of record by that person or persons and any affiliate or associate;

(4) the name of each nominee holder of all shares of our capital stock owned beneficially and the number of such shares of stock held by each nominee holder;

(5) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(6) whether and the extent to which any other transaction, agreement, arrangement or understanding has been made by or on behalf of that person or persons, or any affiliate or associate, that would mitigate loss to, or to manage risk or benefit of price changes for, that person or persons, or any affiliate or associate, or increase or decrease the voting power or pecuniary or economic interest of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(7) a description of all agreements, arrangements or understandings between that person or persons, or any affiliate or associate, and any other person or persons (including their names) in connection with the proposal and any material interest of the other person or persons, or any affiliate or associate, in the business being proposed, including any anticipated benefits;

(8) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(9) any other information relating to that person or persons that would be required to be disclosed in a proxy statement with respect to the proposed business to be brought by such person before the annual meeting.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Section 2.9 of our Bylaws so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

HEALTHSOUTH CORPORATION
AMENDED AND RESTATED 2008 EQUITY INCENTIVE PLAN

ARTICLE 1
PURPOSE

1.1. General. The purpose of the HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan (the "Plan") is to promote the success, and enhance the value, of HealthSouth Corporation (the "Company") and its Subsidiaries, by linking the personal interests of their employees, officers and directors to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company by increasing its ability to motivate, attract, and retain the services of employees, officers and directors upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers and directors.

ARTICLE 2
EFFECTIVE DATE

2.1. Effective Date. The Plan was originally effective as of May 8, 2008 and is being amended and restated effective as of January 1, 2011 (the "Effective Date"), subject to approval of such amendment and restatement by the stockholders of the Company. The Plan, as amended and restated, shall be submitted to the stockholders of the Company for approval within 6 months of the approval thereof by the Compensation Committee of the Board. The Plan shall remain in full force and effect until the earlier of December 31, 2020, or the date the Plan is terminated by the Board.

ARTICLE 3
DEFINITIONS

3.1. Definitions. When a word or phrase appears in the Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a) "Award" means any grant or award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents, or Other Stock-Based Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(b) "Award Agreement" means an agreement, contract, other instrument or document or other evidence approved by the Committee evidencing an Award. An Award Agreement may be in an electronic medium, may be solely evidenced by a notation on the Company's books and records, and need not be signed by a representative of the Company or a Participant. An Award Agreement may be in the form of individual award agreements or certificates or a document describing the terms and provisions of an Award or series of Awards under the Plan.

(c) "Board" means the Board of Directors of the Company.

"Change in Control" shall mean any of the following events:

(i) the acquisition (other than from the Company) by an person, entity or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the 1934 Act, but excluding, for this purpose, the Company or its subsidiaries, or any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of 30% or more of either the then-outstanding shares of Common Stock or the combined voting power of the Company's then-outstanding voting securities entitled to vote generally in the election of Directors; or

(ii) during any period of up to 24 consecutive months, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute at least a majority of the Board; or

(iii) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution; or

(iv) the merger or consolidation of the Company with or into another person or the merger of another person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the combined voting power entitled to vote generally in the election of directors of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the combined voting power entitled to vote generally in the election of directors of the surviving person in such transaction immediately after such transaction and (B) in the case of a sale of assets, each transferee is owned by holders of securities that represented at least a majority of the combined voting power entitled to vote generally in the election of directors of the Company immediately prior to such sale.

(d) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(e) "Committee" means the committee of the Board described in Article 4.

(f) "Company" means HealthSouth Corporation, a Delaware corporation, or any successor corporation.

(g) "Covered Employee" means a covered employee as defined in Code Section 162(m)(3) or the regulations thereunder.

(h) "Disability" means a physical or mental condition which is expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months and which renders the Participant incapable of performing the work for which he is employed or similar work, as evidenced by eligibility for and actual receipt of benefits payable under a group disability plan or policy maintained by the Company or any of its Subsidiaries that is by its terms applicable to the Participant.

(i) "Dividend Equivalent" means a right granted to a Participant under Article 11.

(j) "Effective Date" has the meaning assigned such term in Section 2.1.

(k) "Full Value Award" means an Award other than in the form of an Option or SAR which is settled by the issuance of stock.

(l) "Fair Market Value" means (i) as of any given date, the closing price at which the shares of common stock were traded (or if no transactions were reported on such date on the next preceding date on which transactions were reported) on the New York Stock Exchange on such date, or, if different, the principal exchange or automated quotation system on which such stock is traded, or (ii) should the Committee elect, the average closing price over a pre-established series of such trading days preceding or following such given date.

(m) "Grant Date" means the date specified by the Committee on which a grant of an Award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

(n) "Incentive Stock Option" means a stock option that meets the requirements of Section 422 of the Code or any successor provision thereto.

(o) "Non-Employee Director" means a director of the Company who is not an employee of the Company or an affiliate.

(p) "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

(q) "Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option under the Plan shall be a Non-Qualified Stock Option or an Incentive Stock Option.

(r) "Other Stock-Based Award" means a right, granted to a Participant under Article 13, which relates to or is valued by reference to Stock or other Awards relating to Stock.

(s) "Parent" means a corporation which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company.

(t) "Participant" means a person who, as an employee, officer or director of the Company or any Subsidiary, has been granted an Award under the Plan.

(u) "Performance Criteria" means accepted objective financial criteria in the healthcare services industry.

(v) "Performance Objectives" means the performance goals or objectives, if any, established pursuant to the Plan for Participants who have been granted Awards under the Plan. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, region, department or function within the Company or Subsidiary in which the Participant is employed. Performance Objectives may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created index of Company competitors or peers. Any competitor or peer in a specially-created index ceases to exist during a Plan Year shall be disregarded for the entire Plan Year. Performance Objectives need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion). Performance Objectives may be based on any Performance Criteria, provided that any Performance Criteria applicable to a Qualified Performance-Based Award shall be limited to specified levels of or changes in the following metrics which may or may not, at the Committee's discretion, be calculated in accordance with generally accepted accounting principles in the United States: (1) earnings (including, but not limited to, earnings per share or other corporate measures); (2) profit (including, but not limited to, net profit, gross profit, operating profit, economic profit, profit margins or other profit measures); (3) net income; (4) revenue; (5) stock price or performance; (6) stockholder return; (7) return measures (including, but not limited to, return on assets, capital, equity or revenue); (8) EBITDA; (9) market share; (10) expenses (including, but not limited to, expense management, expense efficiency ratios or other expense measures); (11) business expansions or consolidation (including but not limited to, acquisitions and divestitures); (12) internal rate of return; (13) planning accuracy (as measured by comparing planned results to actual results); (14) year-over-year patient volume growth; (15) cash flow measures (including, but not limited to, free cash flow), and (16) quality of care metrics of the Company, or a region. Except in the case of a Qualified Performance-Based Award (unless and to the extent permitted under Code Section 162(m)), if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events, circumstances or accounting entries that are unusual, nonrecurring or unrelated to the performance of the Participant render the Performance Objectives unsuitable (including, but not limited to, asset write-downs or impairment charges, litigation or claim judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year, foreign exchange gains and losses, or any other identifiable event of a nonrecurring or extraordinary nature), the Committee may modify or adjust such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

(w) "Performance Share" means a bookkeeping entry that records the equivalent of one share of Stock awarded pursuant to Article 9.

(x) "Performance Unit" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Article 9.

(y) "Plan" means the HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan, as amended from time to time.

(z) "Plan Year" means the twelve-month period beginning January 1 and ending December 31.

(aa) "Qualified Performance-Based Award" means an Award or portion of an Award that is intended to qualify for the Section 162(m) Exemption. The Committee shall designate any Qualified Performance-Based Award as such at the time of grant.

(bb) "Restricted Stock" means Stock granted to a Participant under Article 10 that is subject to certain restrictions and to risk of forfeiture.

(cc) "Restricted Stock Unit" or "RSU" means a bookkeeping entry that records a unit equivalent to one share of Stock awarded pursuant to Article 12.

(dd) "Retirement" means, except as otherwise provided in an Award Agreement, the voluntary termination of employment by a Participant after attaining age 65.

(ee) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code or any successor provision thereto.

(ff) "Specified Employee" means a specified employee as defined in Code Section 409A or applicable proposed or final regulations thereunder.

(gg) "Stock" means the $.01 par value Common Stock of the Company, and such other securities of the Company as may be substituted for Stock pursuant to Article 16.

(hh) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(ii) "Subsidiary" means a corporation or other entity in which the Company has a direct or indirect ownership or other equity interest.

(jj) "1933 Act" means the Securities Act of 1933, as amended from time to time.

(kk) "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 4
ADMINISTRATION

4.1. Committee. The Plan shall be administered by the Compensation Committee of the Board or, at the discretion of the Board from time to time, by the Board. The Committee shall consist of three or more members of the Board. It is intended that the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and "outside directors" (within the meaning of Code Section 162(m) and the regulations thereunder) to the extent that Rule 16b-3 and, if necessary for relief from the limitation under Code Section 162(m) and such relief is sought by the Company, Code Section 162(m), respectively, are applicable. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board.

4.2. Action by the Committee. For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved by a majority of the members of the Committee by written consent in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Parent or Subsidiary, the Company's independent certified public accountants.

4.3. Authority of Committee. The Committee has the exclusive power, authority and discretion to:

(a) Designate Participants;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted under the Plan, including but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award (including forfeiture provisions), any schedule or provisions for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers of vesting or forfeiture provisions, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant and which may be in the form of a document evidencing multiple Awards to one or more Participants;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Make all other decisions, determinations and interpretations that may be required or authorized under the Plan or as the Committee deems necessary or advisable to administer the Plan;

(j) Amend the Plan or any Award Agreement as provided herein; and

(k) Adopt such modification, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of non-U.S. jurisdictions in which the Company or a Subsidiary may operate, in order to assure the viability of the benefits of Awards granted to Participants located in such other jurisdictions and to meet the objectives of the Plan.

Notwithstanding the above, the Board or the Committee may, by resolution, delegate to officers, employees or directors of the Company or any of its Subsidiaries the authority to determine individuals to be recipients of Awards under the Plan, as well as the authority to determine the number of Shares of Stock to be subject to such Awards and the terms of such Awards; provided however, that such delegation of duties and responsibilities may not be made with respect to the grant of Awards to individuals (a) who are subject to Section 16(a) of the 1934 Act at the Grant Date, or (b) who, as of the Grant Date, are reasonably anticipated to become Covered Employees during the term of the Award. The acts of such delegates shall be treated hereunder as acts of the Board and such delegates shall report regularly to the Board and the Committee regarding the delegated duties and responsibilities and any Awards so granted.

4.4. Decisions Binding. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

4.5. Award Agreements. Each Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE 5
SHARES SUBJECT TO THE PLAN

5.1. Number of Shares. Subject to adjustment as provided in Sections 5.3(a) and 16.1, the aggregate number of shares of Stock reserved and available for Awards under the Plan on or after January 1, 2011 shall be nine million (9,000,000) shares. The total number of shares that may be granted as Incentive Stock Options is 1,000,000 shares.

5.2. Reduction Ratio. For purposes of Section 5.1, each share of Stock subject to an Award, other than an Option or SAR, shall reduce the number of shares of Stock available for Awards by two (2) shares. The number of shares of Stock available for Awards shall be reduced by one (1) share for each Option or SAR award. In no event shall shares not issued upon the settlement of a SAR that settles in shares of Stock again become available for other Awards under the Plan. Awards that can be settled only in cash shall not reduce the number of shares of Stock available for issuance under the Plan.

5.3. Share Counting.

(a) The following shall not reduce, or may be added back to, the number of authorized shares of Stock available for issuance under the Plan:

(1) Common Stock reserved for issuance upon exercise or settlement, as applicable, of Awards granted under the Plan to the extent the Awards expire or are canceled or surrendered;

(2) Restricted Stock granted under the Plan, to the extent such Restricted Stock is forfeited under Section 15.8 or is otherwise surrendered to the Company before the restricted period expires;

(3) Awards, to the extent the payment is actually made in cash;

(4) Shares reserved for issuance upon grant of Performance Share or Performance Unit or Other Stock-Based Award that are subject to Performance Objectives, to the extent the number of reserved shares exceeds the number of shares actually issued upon determination of the satisfaction of the related Performance Objectives;

(5) Shares reserved for issuance upon grant of RSUs, to the extent the number of reserved shares exceeds the number of shares actually issued upon settlement of RSUs; and

(6) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on Restricted Stock or RSUs granted under the Plan or upon any other payment or issuance of shares under the Plan not prohibited under Section 5.3(b)(2) below.

(b) The following shares of Stock shall not become available for issuance under the Plan:

(1) Shares tendered by Participants as full or partial payment to the Company upon exercise of an Option granted under the Plan; and

(2) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on the exercise of Options or SARs granted under the Plan.

(c) Substitute Awards granted pursuant to Section 15.10 of the Plan shall not count against the shares of Stock otherwise available for issuance under the Plan under Section 5.1.

(d) Shares available under a stockholder approved plan of an entity which is acquired by, or merged with and into, the Company (as such shares are appropriately adjusted to reflect the financial effect of the transaction in accordance with relevant legal requirements), shall (subject to applicable stock exchange requirements) be available for the granting of Awards hereunder, and shall not count against the shares of Stock otherwise available for issuance under Section 5.1.

5.4. Annual Award Limits. The following limits (each an "Annual Award Limit", and collectively, "Annual Award Limits") shall, subject to adjustment as provided in Section 16.1, apply to grants of Awards under the Plan:

(a) Options: The maximum aggregate number of shares of Stock subject to Options which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 5,000,000.

(b) SARs: The maximum aggregate number of shares of Stock subject to SARs which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 5,000,000.

(c) Performance Shares: The maximum aggregate number of shares of Stock subject to Awards of Performance Shares which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 5,000,000.

(d) Performance Units: The maximum aggregate amount that may be awarded as Performance Units to any one Participant in any period consisting of two consecutive Plan Years shall be $21,000,000.

(e) Restricted Stock: The maximum aggregate number of shares of Stock subject to Awards of Restricted Stock which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 5,000,000.

(f) Restricted Stock Units: The maximum aggregate number of shares of Stock subject to Restricted Stock Units which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be the Fair Market Value (determined on the date of grant) of 5,000,000 shares of Stock.

(g) Other Stock-Based Awards: The maximum aggregate number of shares of Stock which may be granted in any period consisting of two consecutive Plan Years to any one Participant shall be 5,000,000 shares or the Fair Market Value of such number of shares (determined on the date of grant).

5.5. Stock Distributed. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, Stock held in treasury, or Stock purchased on the open market.

5.6. Minimum Vesting Requirements. Except with respect to Awards accounting for not greater than 5% of the aggregate number of shares of Stock reserved and available for Awards under Section 5.1 or as otherwise provided in Section 15.8, Full-Value Awards granted under the Plan to an employee shall either (i) be subject to a minimum vesting period of three years (which may include graduated vesting within such three-year period) or one year if the vesting is based on Performance Objectives, or (ii) be granted solely in lieu of cash compensation.

ARTICLE 6
ELIGIBILITY

6.1. General. Awards may be granted only to individuals who are employees, officers or directors of the Company or employees or officers of a Parent or Subsidiary.

ARTICLE 7
STOCK OPTIONS

7.1. General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock at which an Option is granted shall be determined by the Committee, provided that the exercise price for any Option (other than an Option issued as a substitute Award pursuant to Section 15.10) shall not be less than the Fair Market Value as of the Grant Date. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Options may not be amended to reduce the exercise price or to cancel outstanding Options in exchange for cash, other awards or Options with an exercise price that is less than the exercise price of the corresponding original Options without stockholder approval.

(b) Time and Conditions of Exercise. The Award Agreement shall specify the time or times at which an Option may be exercised in whole or in part. The Award Agreement shall specify the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable at an earlier date.

(c) Lapse of Option. The Option shall lapse ten years after it is granted, unless an earlier option expiration date is set forth in the Award Agreement, and unless an earlier lapse occurs under Section 15.8. The original term of an Option may not be extended without the prior approval of the Company's stockholders.

(d) Payment. The Award Agreement shall specify the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, shares of Stock, or other property (including "cashless exercise" arrangements) and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants.

(e) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

(f) Cancellation. Except as otherwise provided in the Plan or in the event of a Change in Control, an Option may not be cancelled in exchange for a payment of cash or the issuance of another Award to the holder of such Option without the prior approval by the Company's stockholders.

ARTICLE 8
STOCK APPRECIATION RIGHTS

8.1. Grant of SARs. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(a) Right to Payment. Upon the exercise of a SAR, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the SAR as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the Grant Date. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding SARs may not be amended to reduce the exercise price or to cancel outstanding SARs in exchange for cash, other awards or SARs with an exercise price that is less than the exercise price of the corresponding original SARs without stockholder approval.

(b) Other Terms. All awards of SARs shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

(c) Freestanding SARs. A SAR which is not granted in tandem with an Option or a similar right granted under any other plan of the Company shall be subject to the following:

(1) Each grant shall specify in respect of each freestanding SAR the grant price of the SAR;

(2) Successive grants may be made to the same Participant regardless of whether any freestanding SAR previously granted to such Participant remain unexercised; and

(3) Each grant shall specify the period or periods of continuous employment of the Participant by the Company or any Subsidiary that are necessary before the freestanding SARs or installments thereof shall become exercisable, and any grant may provide for the earlier exercise of such rights in the event of acceleration under Article 15.

(d) Payment in Cash or Shares. Any grant may specify that the amount payable upon the exercise of a SAR may be paid by the Company in cash, shares of Stock or any combination thereof and may (i) either grant to the Participant or reserve to the Committee the right to elect among those alternatives or (ii) preclude the right of the Participant to receive and the Company to issue shares of Stock or other equity securities in lieu of cash.

(e) Exercise Period. Any grant may specify (i) a waiting period or periods before SARs shall become exercisable and (ii) permissible dates or periods on or during which SARs shall be exercisable. No SAR granted under the Plan may be exercised more than ten years from the Grant Date. The original term of an SAR may not be extended without the prior approval of the Company's stockholders.

ARTICLE 9
PERFORMANCE SHARES OR PERFORMANCE UNITS

9.1. Grant of Performance Shares or Performance Units. The Committee is authorized to grant Performance Shares or Performance Units to Participants on such terms and conditions as may be selected by the Committee. The grant of a Performance Share to a Participant will entitle the Participant to receive at a specified later time a specified number of shares, or the equivalent cash value if the Committee so provides, if the Performance Objectives established by the Committee are achieved and the other terms and conditions thereof are satisfied. The grant of a Performance Unit to a Participant will entitle the Participant to receive at a specified later time a specified dollar value in cash or other property (including shares) as determined by the Committee, if the Performance Objectives in the Award are achieved or attained and the other terms and conditions thereof are satisfied. The Committee shall have the complete discretion to determine the number of Performance Shares or Performance Units granted to each Participant, subject to any limitations contained in Article 5. All Awards of Performance Shares or Performance Units shall be evidenced by an Award Agreement. The Award Agreement shall specify the number of Performance Shares or Performance Units to which it pertains; provided that such number may be adjusted to reflect changes in compensation or other factors. Further, the Award Agreement shall state that the Performance Shares or Performance Units are subject to all of the terms and conditions of the Plan and such other terms and provisions as the Committee may determine consistent with the Plan. An Award of Performance Shares or Performance Units may or may not be designated as a Qualified Performance-Based Award, as determined by the Committee.

9.2. Right to Payment. A grant of Performance Shares or Performance Units gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Shares or Performance Units are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set Performance Objectives and other terms or conditions to payment of the Performance Shares or Performance Units in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares or Performance Units that will be paid to the Participant.

9.3. Performance Period. The performance period with respect to each Performance Share or Performance Unit shall commence on the date specified in the Award Agreement and may be subject to earlier termination in the event of an acceleration under Article 15.

9.4. Threshold Performance Objectives. Each grant may specify in respect of the specified Performance Objectives a minimum acceptable level of achievement or attainment below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

9.5. Payment of Performance Shares and Performance Units. Awards of Performance Shares or Performance Units may be payable in cash, Stock, Restricted Stock, or Restricted Stock Units in the discretion of the Committee, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement. For purposes of determining the number of shares of Stock to be used in payment of a Performance Unit denominated in cash but payable in whole or in part in Stock or Restricted Stock, the number of shares to be so paid will be determined by dividing the cash value of the Award to be so paid by the Fair Market Value of a share of Stock on the date of determination by the Committee of the amount of the payment under the Award.

9.6. Dividend Equivalents. Any grant of Performance Shares may provide for the accrual and payment to the Participant of Dividend Equivalents thereon in cash or additional shares of Stock on a current or contingent basis; provided, no such payment of an accrued dividend on an Award shall be made unless and until each applicable Performance Objective has been achieved or satisfied in accordance with the Plan and the applicable Award Agreement.

ARTICLE 10
AWARDS OF RESTRICTED STOCK

10.1. Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement setting forth the terms, conditions and restrictions applicable to the Award. Each grant of Restricted Stock shall constitute an immediate transfer of the ownership of Stock to the Participant in consideration of the performance of services, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

10.2. Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability as the Committee may impose. Such restrictions may include, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock, and provisions subjecting the Restricted Stock to a continuing risk of forfeiture in the hands of any transferee. These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of Performance Objectives or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

10.3. Consideration. Each grant may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value on the Grant Date.

10.4. Dividends, Voting and Other Ownership Rights. Unless otherwise provided in an Award Agreement or any special Plan document governing an Award, an Award of Restricted Stock shall entitle the Participant to all of the rights of a stockholder with respect to Restricted Stock (including voting and other ownership rights) throughout the restricted period; provided, no dividends shall be paid on a performance-based Award unless and until each applicable Performance Objective has been achieved or satisfied in accordance with the Plan and the applicable Award Agreement. Participants may only be entitled to dividends if permissible under the agreements or instruments governing the Company's indebtedness.

10.5. Performance-Based Restricted Stock. Any Award or the vesting thereof of Restricted Stock may be predicated on or further conditioned upon the achievement or attainment of Performance Objectives established by the Committee and may or may not be designated as a Qualified Performance-Based Award, as determined by the Committee.

10.6. Reinvesting. Any grant may require that any or all dividends (if permitted under the agreements or instruments governing the Company's indebtedness) or other distributions paid on the Restricted Stock during the period of such restrictions be automatically sequestered and reinvested in additional shares of Stock, which may be subject to the same restrictions as the underlying Award or such other restrictions as the Committee may determine.

10.7. Issuance of Restricted Stock. Restricted Stock issued under the Plan following vesting shall be evidenced in a manner authorized by the General Corporation Law of the State of Delaware and may be evidenced in any such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock or otherwise must be subject to reasonable precautions intended to prevent unauthorized transfer.

ARTICLE 11
DIVIDEND EQUIVALENTS

11.1. Grant of Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Participants with respect to Full Value Awards granted hereunder, subject to such terms and conditions as may be selected by the Committee (if permitted under agreements or instruments governing the Company's indebtedness). Dividend Equivalents shall entitle the Participant to receive payments equal to dividends with respect to all or a portion of the number of shares of Stock subject to a Full Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional shares of Stock, or otherwise reinvested; provided, no such payment, distribution or reinvestment of an accrued dividend on an Award shall be made unless and until each applicable Performance Objective, if any, has been achieved or satisfied in accordance with the Plan and the applicable Award Agreement. An Award of Dividend Equivalents may or may not be designated as a Qualified Performance-Based Award, as determined by the Committee.

ARTICLE 12
RESTRICTED STOCK UNITS

12.1. Grant of RSUs. The Committee is authorized to grant RSUs to Participants who are Non-Employee Directors on such terms and conditions as determined by the Committee and specified in the applicable Award Agreement.

ARTICLE 13
OTHER STOCK-BASED AWARDS

13.1. Grant of Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law and the provisions of the Plan, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation shares of Stock awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, and Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards; provided, if dividend equivalent rights are granted, no payment, distribution or reinvestment of an accrued dividend on an Award shall be made unless and until each applicable Performance Objective, if any, has been achieved or satisfied in accordance with the Plan and the applicable Award Agreement. An Award made pursuant to this Article 13 may or may not be designated as a Qualified Performance-Based Award, as determined by the Committee.

ARTICLE 14
CODE SECTION 409A PROVISIONS

14.1. Deferred Compensation. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, to the extent that any amount or benefit that would constitute "nonqualified deferred compensation" (as defined in Section 409A of the Code) to a Participant would otherwise be payable or distributable under the Plan or any Award Agreement solely by reason of the occurrence of a Change in Control or on account of the Participant's Disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such Change in Control, Disability or separation from service meet the description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Section 409A of the Code and the regulations promulgated thereunder, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. Any payment or distribution of an amount or benefit that would constitute "nonqualified deferred compensation" (as defined in Section 409A of the Code), which is made at or on account of separation from service to a Participant who is a Specified Employee (as defined in Section 409A of the Code) may not be made before the date which is six (6) months after the date of the Specified Employee's separation from service if the payment or distribution is not exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under the Plan or any Award Agreement.

ARTICLE 15
PROVISIONS APPLICABLE TO ALL AWARDS

15.1. Term of Award. The term of each Award shall be for the period as determined by the Committee, subject to the terms of the Plan.

15.2. Limits on Transfer.

(a) Except as provided in Section 15.2(b) below, during a Participant's lifetime, his or her Awards shall be exercisable only by the Participant. No Awards may be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind; and any purported transfer in violation hereof shall be null and void. A Participant may designate a beneficiary in accordance with procedures established by the Committee pursuant to Section 15.3 below.

(b) The Committee may, in its discretion, determine that notwithstanding Section 15.2(a), any or all Awards shall be transferable to and exercisable by such transferees, and subject to such terms and conditions, as the Committee may deem appropriate; provided, however, no Award may be transferred for value (as defined in the General Instructions to Form S-8).

(c) Notwithstanding Sections 15.2(a) and (b), an Award may be transferred pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan, but only if the tax consequences flowing from the assignment or transfer are specified in said order, the order is accompanied by signed agreement by both or all parties to the domestic relations order, and, if requested by the Committee, an opinion is provided by qualified counsel for the Participant that the order is enforceable by or against the Plan under applicable law, and said opinion further specifies the tax consequences flowing from the order and the appropriate tax reporting procedures for the Plan.

15.3. Beneficiaries. Notwithstanding Section 15.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Company.

15.4. Stock Certificates. All Stock issued under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock.

15.5. Acceleration Following a Change in Control. Except as otherwise provided in the Award Agreement, upon termination of a Participant's employment by the Company without Cause, as such term is defined in Section 15.9 hereof, within twenty-four (24) months following the occurrence of a Change in Control, all outstanding Options, SARs, and other Awards in the nature of rights that may be exercised automatically shall become fully exercisable and all restrictions on all outstanding Awards automatically shall lapse. With respect to Performance Objectives applicable to any Award for which the performance period is not complete, the Committee shall have the discretionary authority to determine whether, and if so, the extent to which, (1) the performance period or the Performance Objectives shall be deemed to be satisfied or waived following a Change in Control, and (2) the Performance Objectives shall be modified, adjusted or changed on account of the Change in Control.

15.6. Acceleration for any Other Reason. Regardless of whether an event has occurred as described in Section 15.5 above, and subject to the restrictions on Qualified Performance-Based Awards, the Committee may in its sole discretion at any time accelerate the vesting provisions and/or waive the forfeiture provisions applicable to any Award or determine that all or a portion of a Participant's Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, and that all or a part of the restrictions on all or a portion of the outstanding Awards shall lapse, and that any Performance Objectives with respect to any Awards held by that Participant shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The discretion of the Committee in the preceding sentence shall be limited to the death, disability or Retirement of a Participant; provided, however that the Committee may exercise such discretion for any reason with respect to Awards of up to five percent (5%) of the shares available for Awards under Section 5.1. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 15.6. The Committee's discretion to act under this Section 15.6 shall not be limited to individual circumstances. Any such determinations by the Committee shall be final and binding on all parties.

15.7. Effect of Acceleration. If an Award is accelerated under Section 15.5 or 15.6, the Committee may, in its sole discretion, provide (i) that the Award will expire after a designated period of time after such acceleration to the extent not then exercised, (ii) that the Award will be settled in cash rather than Stock, (iii) that the Award will be assumed by another party to the transaction giving rise to the acceleration or otherwise be equitably converted in connection with such transaction, (iv) that the Award may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying stock, as of a specified date associated with the transaction, over the exercise price of the Award, (v) that, in the event of a Change in Control, an Award may be cancelled without payment if Fair Market Value of the underlying Stock, as of a specified date associated with such event, does not exceed the exercise price of the Award or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

15.8. Lapse or Forfeiture at or Following Termination of Employment. Except as otherwise provided in an Award Agreement or as otherwise determined by the Committee pursuant to the provisions of Section 15.6(b), the following lapse and forfeiture provisions shall apply upon a Participant's termination of employment.

(a) Termination for Cause. Any outstanding Award, including, without limitation, Awards that are unvested, vested and unexercised, or subject or not subject to restrictions, shall automatically and immediately lapse and be forfeited if the Participant's employment is terminated by the Company for Cause. As used herein, "Cause" means termination of the Participant's employment by the Company or a Subsidiary due to a material violation of (i) the Company's code of business conduct and ethics, (ii) the Participant's fiduciary duties to the Company, or (iii) any law, provided such violation has harmed the Company.

(b) Other Termination-Options and SARs. Upon a Participant's termination for any reason, the unvested portion of any outstanding Options and SARs shall terminate and be forfeited. The vested portion of any outstanding Options and SARs at the time of a Participant's termination for reasons other than for Cause shall continue to be exercisable by the Participant (or the Participant's estate in the event of the Participant's death) during the period set forth in the following chart. At the end of such continuing exercise period, the unexercised Options and SARs shall terminate and be forfeited.

Reason for Termination	Continuing Exercise Period
Disability	1 year following termination
Death (Including death during the applicable continuing exercise period following termination for another reason)	1 year following death
Retirement	Original Term of Option or SAR
Reason Other Than Death, Disability, Retirement or Cause	90 days following termination

(c) Other Terminations - Restricted Stock, Performance Shares, Performance Units or Other Stock-Based Awards. The following shall apply with respect to outstanding Awards of Restricted Stock, Performance Shares, Performance Units or Other Stock-Based Awards which are unvested, unused or otherwise not immediately distributable at the time of a Participant's termination of employment for reasons other than Cause:

(i) If the Participant's employment is terminated by reason of death or Disability, then all restrictions will lapse, and the unearned or unvested portion of the Award will become immediately vested, earned and nonforfeitable, and will be distributed to the Participant (or the Participant's beneficiary in the event of the Participant's death) as soon as reasonably practical following such termination, and in any event within 90 days thereof.

(ii) If the Participant's employment is terminated by reason of Retirement, then the restrictions will lapse, and the unearned or unvested portion of the Award will become partially vested, earned and nonforfeitable according to the following formula: The portion that becomes vested, earned and nonforfeitable shall equal the number of shares of Stock granted as of the Grant Date multiplied by the ratio of (i) the number of full months that have elapsed from the Grant Date to the date of the Participant's Retirement, to (ii), the number of full months contained in the original term of the Award.

(iii) If the Participant's employment is terminated for any reason other than by reason of death, Disability, or Retirement then the restricted, unvested or unearned portion of the Award shall automatically and immediately be cancelled and forfeited.

With respect to any Award subject to Performance Criteria, the Committee shall have the discretion, in the event of a termination described in (i) or (ii) above during the applicable Performance Period, to pro rate the portion of the Award that becomes immediately vested, earned, nonforfeitable, and distributed based on any conditions that the Committee deems reasonable, including but not limited to the formula in (ii) above or the performance status as of the termination date.

(d) Determinations upon Leaves of Absence. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive; provided that a Participant's employment shall be deemed to be terminated upon the first date following the passage of six months of leave unless the Participant has a statutory or contractual right to reemployment. A termination of employment shall not occur in a circumstance in which a Participant transfers from the Company to one of its Parents or Subsidiaries, transfers from a Parent or Subsidiary to the Company, transfers from one Parent or Subsidiary to another Parent or Subsidiary or, in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the

Participant's employer from or by the Company. The Committee may in its sole discretion take any further action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under the Plan. A Participant shall not be considered retired if and so long as he or she continues to serve as a director of the Company or a Subsidiary of the Company. The period of any leave of absence shall not be credited for vesting purposes unless otherwise determined by the Committee.

(e) Cancellation for Violation of Non-Compete. Without limiting the Committee's discretion to cancel any Award at any time, the Committee shall have full power and authority to cancel an Award if the Participant, while employed by the Company or a Subsidiary or within a period which begins on the date of termination of employment and ends on the date which is one year later, engages in any activity which is in direct competition with the Company or solicits other employees or customers of the Company or its Subsidiaries in a competitive business venture. Whether a Participant has engaged in such conduct shall be determined by the Committee in its sole discretion, taking into account any determination by the Company that the Participant has acted in violation of a non-compete or non-solicitation agreement with or obligation to the Company or a Subsidiary.

15.9. Performance Objectives. The Committee may determine that any Award granted pursuant to the Plan to a Participant (including, but not limited to, Participants who are Covered Employees) shall be determined solely on the basis of Performance Objectives. If an Award is made on the basis of Performance Objectives, the Committee shall establish objectives prior to the beginning of the period for which such Performance Objectives relate (or such later date as may be permitted under Code Section 162(m) or the regulations thereunder). Any payment of an Award granted with Performance Objectives, including any Qualified Performance-Based Award, shall be conditioned on the determination of the Committee in each case that the Performance Objectives and any other material conditions have been satisfied. The Committee's determination shall be reflected in the Committee's minutes, and shall be based on receipt of a written certification of the Company's Human Resources Department that the Performance Objectives and any other material conditions have been satisfied.

Except in the case of Disability or death of the Participant, or upon the occurrence of a Change in Control, no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Committee may be a Covered Employee on the date of payment, may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable Performance Objective or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Section 162 (m) Exemption. Performance periods established by the Committee for a Qualified Performance-Based Award may be as short as three months and may be any longer period. In the case of Disability or death of the Participant, the Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of an applicable Performance Objective will be waived.

If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the specified Performance Objectives are no longer appropriate and may (i) modify, adjust, change or eliminate the Performance Objectives or the applicable performance period as it deems appropriate to make such criteria and period comparable to the initial Performance Objectives and period, or (ii) make a cash payment to the Participant in an amount determined by the Committee. The foregoing two sentences shall not apply with respect to an Award that is intended to be a Qualified Performance-Based Award if the recipient of such Award (a) was a Covered Employee on the date of the modification, adjustment, change or elimination of the Performance Criteria or performance period, or (b) in the reasonable judgment of the Committee, may be a Covered Employee on the date the Award is expected to be paid.

15.10. Substitute Awards. The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or a Subsidiary as a result of a merger or consolidation of the former employing entity with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the former employing entity. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

ARTICLE 16
CHANGES IN CAPITAL STRUCTURE

16.1. General. In the event a stock dividend, stock-split or a combination or consolidation of the outstanding stock of the Company into a lesser number of shares, is declared upon the Stock, the authorization limits under Sections 5.1 and 5.5 shall be increased or decreased proportionately, and the shares of Stock then subject to each Award shall be increased or decreased proportionately without any change in the aggregate purchase price therefore. In the event the Stock shall be changed into or exchanged for a different number or class of shares of stock or securities of the Company or of another corporation, whether through reorganization, recapitalization, reclassification, share exchange, spin-off, stock split-up, combination or exchange of shares, merger or consolidation, the authorization limits under Sections 5.1 and 5.4 shall be adjusted proportionately, and there shall be substituted for each such share of Stock then subject to each Award the number and class of shares into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to each Award.

In addition, upon the occurrence or in anticipation of such an event, the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iii) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Stock, as of a specified date associated with the transaction, over the exercise price of the Award, (iv) that performance targets and performance periods for Awards will be modified consistent with Code Section 162(m) where applicable, or (v) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

ARTICLE 17
AMENDMENT, MODIFICATION AND TERMINATION

17.1. Amendment, Modification and Termination. The Committee shall have the power to amend, suspend or terminate the Plan at any time, provided that any such termination of the Plan shall not affect Awards outstanding under the Plan at the time of termination. Notwithstanding the foregoing, an amendment will be contingent on approval of the Company's stockholders to the extent required by law or by the rules of any stock exchange or automated quotation system on which the Company's securities are traded.

17.2. Awards Previously Granted. The Committee may amend any outstanding Award in whole or in part from time to time. Any such amendment which the Committee determines, in its sole discretion, to be necessary or appropriate to conform the Award to, or otherwise satisfy, any legal requirement (including without limitation the provisions of Code Sections 162(m) or 409A or the regulations or rulings promulgated thereunder, as well as any securities laws and the rules of any applicable securities exchanges), may be made retroactively or prospectively and without the approval or consent of the Participant. Additionally, the Committee may, without the approval or consent of the Participant, make adjustments in the terms and conditions of an Award in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company in order to prevent the dilution or enlargement of the benefits intended to be made available pursuant to the Award. Other amendments or adjustments to Awards not expressly contemplated in the two preceding sentences may be made by the Committee with the consent of the affected Participant(s).

ARTICLE 18
GENERAL PROVISIONS

18.1. Recoupment. Awards granted hereunder, any Stock and/or cash distributed to a Participant pursuant to the exercise or vesting of an Award, and any proceeds received by a Participant upon the sale of any such Stock, shall be subject to recoupment by the Company pursuant to, and in accordance with, the terms of the Company's Compensation Recoupment Policy, as it may be amended from time to time, which policy is hereby incorporated in the Plan by reference.

18.2. No Rights to Awards. No eligible individual shall have any claim to be granted any Award under the Plan, and neither the Company nor the Committee is obligated to treat eligible individuals uniformly, and determinations made under the Plan may be made by the Committee selectively among eligible individuals who receive, or are eligible to receive, Awards.

18.3. No Stockholder Rights. No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

18.4. Withholding. The Company or any Parent or Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit, including at the Participant's election, that any such withholding requirement be satisfied, in whole or in part, by withholding shares of Stock having a Fair Market Value on the date of withholding equal to the amount required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. Additionally, if the Committee so determines, the Participant may deliver to the Company unrestricted shares which have been held by the Participant for at least six (6) months, or any other shorter or longer period as necessary to avoid the recognition of an expense under generally accepted accounting principles, to satisfy any additional tax obligations owed by the Participant. The Company shall have the authority to require a Participant to remit cash to the Company in lieu of the surrender of shares of Stock for taxes if the surrender of shares for such purpose would result in the Company's recognition of expense under generally accepted accounting principles.

18.5. No Right to Continued Service. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent or Subsidiary to terminate any Participant's employment or status as an officer or director at any time, nor confer upon any Participant any right to continue as an employee, officer or director of the Company or any Parent or Subsidiary, whether for the duration of the Participant's Award or otherwise.

18.6. Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974.

18.7. Indemnification. To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which such member may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit, or proceeding against him provided he gives the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

18.8. Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Parent or Subsidiary unless provided otherwise in such other plan.

18.9. Expenses. The expenses of administering the Plan shall be borne by the Company and its Parents or Subsidiaries.

18.10. No Fiduciary Relationship. Nothing contained in the Plan, and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust of any kind, or a fiduciary relationship between the Committee, the Company or its affiliates, or their officers or other representatives or the Board, on the one hand, and the Participant, the Company, its Affiliates or any other person or entity, on the other.

18.11. Taxes. Participants shall be responsible to make appropriate provision for all taxes required to be withheld in connection with any Award or the transfer of shares of Stock pursuant to the Plan. Such responsibility shall extend to all applicable Federal, state, local or foreign withholding taxes. The Company shall have the right to retain from the payment under an Award the number of shares of Stock or a portion of the value of such Award equal in value to the amount of any required withholdings and may allow Participants to elect such retention.

18.12. Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

18.13. Government and Other Regulations. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock paid under the Plan. The shares paid under the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. Payment of an Award hereunder may be delayed in the sole discretion of the Committee if the Committee reasonably anticipates that payment of the Award would violate Federal securities law or other applicable law; provided that payment shall be made at the earliest date that the Committee reasonably anticipates that making the payment will not cause such violation.

18.14. Governing Law. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

18.15. Additional Provisions. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of the Plan.

18.16. Foreign Participants. In order to facilitate the making of any grant or combination of grants under the Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by or perform services for the Company or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of the Plan, as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

18.17. No Limitations on Rights of Company. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume Awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer shares of Stock to a Subsidiary or a Parent, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary or Parent will transfer such shares of Stock to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 001-10315

HealthSouth Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**63-0860407** (I.R.S. Employer Identification No.)
3660 Grandview Parkway, Suite 200 **Birmingham, Alabama** (Address of Principal Executive Offices)	**35243** (Zip Code)

(205) 967-7116
(Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.7 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 93,341,436 shares of common stock of the registrant outstanding, net of treasury shares, as of February 15, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2011 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to, among other things, future events, our business strategy, our financial plans, our future financial performance, our projected business results, or our projected capital expenditures. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

- each of the factors discussed in Item 1A, *Risk Factors*;
- uncertainties and factors discussed elsewhere in this Form 10-K, in our other filings from time to time with the SEC, or in materials incorporated therein by reference;
- changes in the regulations of the healthcare industry at either or both of the federal and state levels, including those contemplated now and in the future as part of national healthcare reform, and related increases in the costs of complying with such changes;
- changes or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our ability to obtain and retain favorable arrangements with third-party payors;
- our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on our labor expenses from potential union activity and staffing shortages;
- competitive pressures in the healthcare industry and our response to those pressures;
- our ability to successfully complete and integrate acquisitions, investments, and joint ventures consistent with our growth strategy, including the realization of anticipated revenues, cost savings, and productivity improvements arising from the related operations; and
- general conditions in the economy and capital markets.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

PART I

Item 1. Business

Overview of the Company

General

HealthSouth Corporation was organized as a Delaware corporation in February 1984. As used in this report, the terms "HealthSouth," "we," "us," "our," and the "Company" refer to HealthSouth Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. This drafting style is suggested by the Securities and Exchange Commission and is not meant to imply that HealthSouth Corporation, the publicly traded parent company, owns or operates any specific asset, business, or property. The hospitals, operations, and businesses described in this filing are primarily owned and operated by subsidiaries of the parent company. In addition, we use the term "HealthSouth Corporation" to refer to HealthSouth Corporation alone wherever a distinction between HealthSouth Corporation and its subsidiaries is required or aids in the understanding of this filing. Our principal executive offices are located at 3660 Grandview Parkway, Birmingham, Alabama 35243, and the telephone number of our principal executive offices is (205) 967-7116. In addition to the discussion here, we encourage you to read Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about HealthSouth.

We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. In order to focus on this core business and to reduce the excessive amount of debt incurred by the Company's previous management, we completed a strategic repositioning in 2007 when we divested our surgery centers, outpatient, and diagnostic divisions. For a discussion of the divestitures, see Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements. We operate 97 inpatient rehabilitation hospitals (including 3 joint venture hospitals which we account for using the equity method of accounting), 6 freestanding long-term acute care hospitals ("LTCHs"), 32 outpatient rehabilitation satellite clinics (operated by our hospitals, including one joint venture satellite), and 25 licensed, hospital-based home health agencies. As of December 31, 2010, our inpatient rehabilitation hospitals and LTCHs had 6,745 licensed beds (excluding the three hospitals that have 234 licensed beds and operate as joint ventures which we account for using the equity method of accounting). While our national network of inpatient hospitals stretches across 26 states and Puerto Rico, our inpatient hospitals are concentrated in the eastern half of the United States and Texas. For additional detail on our hospitals and selected operating data, see the table in Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations." In addition to HealthSouth hospitals, we manage four inpatient rehabilitation units through management contracts.

Our consolidated *Net operating revenues* approximated $2.0 billion, $1.9 billion, and $1.8 billion for the years ended December 31, 2010, 2009, and 2008, respectively. For 2010, approximately 92% of our *Net operating revenues* came from inpatient services and approximately 8% came from outpatient services and other revenue sources (see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations"). During 2010, our inpatient rehabilitation hospitals treated and discharged 116,153 patients.

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injuries, spinal cord injuries, and neurological disorders, that are generally non-discretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our team of highly skilled nurses and physical, occupational, and speech therapists working with our physician partners utilize the latest in technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our inpatient rehabilitation hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes. Our LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days.

Competitive Strengths

As the nation's largest provider of inpatient rehabilitative healthcare services and with our business focused primarily on those services, we believe we also differentiate ourselves from our competitors in the following ways:

- *People.* We believe our 23,000 employees, in particular our highly skilled clinical staff, share a steadfast commitment to providing outstanding rehabilitative care to patients across the country. We also undertake significant efforts to ensure our clinical and support staff maintains the education and training necessary to provide the highest quality rehabilitative care in a cost-effective manner.

- *Quality.* Our hospitals provide a broad base of clinical experience from which we have developed clinical best practices and protocols. We believe these clinical best practices and protocols help ensure the delivery of consistently high-quality rehabilitative healthcare services across all of our hospitals. We have developed a program called "TeamWorks," which is an operations-focused initiative using identified "best practices" to reduce inefficiencies and improve performance across a wide spectrum of operational areas. In 2010, we initiated a care management project within TeamWorks and a company-wide campaign to improve the patient experience.

- *Efficiency and Cost Effectiveness.* Our size helps us provide inpatient rehabilitative healthcare services on a cost-effective basis. Specifically, because of our large number of inpatient hospitals, we can utilize proven staffing models and take advantage of certain supply chain efficiencies. We have previously successfully implemented a TeamWorks marketing initiative to leverage best practices from across our hospitals. In addition, we have recently developed a proprietary management reporting system, which aggregates near real time data from each of our key business systems into a comprehensive reporting package used by the management teams in our hospitals as well as executive management. This system allows users to analyze data and view reports across the enterprise, region, state, or local levels.

- *Technology.* As a market leader in inpatient rehabilitation, we have devoted substantial effort and expertise to leveraging rehabilitative technology. For example, we have developed an innovative therapeutic device called the "AutoAmbulator," which can help advance the rehabilitative process for patients who experience difficulty walking. Technology instituted in our facilities allows us to effectively treat patients with a wide variety of significant physical disabilities. In addition to the management reporting system developed internally, we are currently piloting a rehabilitation specific clinical information system that we believe will improve patient care and safety and operational efficiency. Subject to the results of the pilot and the approval by our board of directors, we intend to begin rolling out this system across our hospitals in 2012.

Patients and Demographic Trends

Demographic trends, such as population aging, will affect long-term growth in healthcare spending. While we treat patients of all ages, most of our patients are persons 65 and older. We believe the demand for inpatient rehabilitative healthcare services will increase as the U.S. population ages and life expectancies increase. In addition, the number of Medicare patients that qualify for inpatient rehabilitative care under Medicare rules is expected to grow approximately 2% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths in, and focus on, inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business.

Strategy

In anticipation of the continuing capital market volatility throughout 2010 and the significant changes in the broader healthcare regulatory landscape, we focused our 2010 strategy on:

- Further deleveraging our balance sheet,

- growing organically,

- providing high-quality, cost-effective care,
- pursuing acquisitions of inpatient rehabilitation facilities on a disciplined, opportunistic basis, and
- adapting to regulatory changes affecting our industry.

While growth in Adjusted EBITDA was the focus of our 2010 deleveraging efforts, we also reduced our total debt outstanding by approximately $151 million. Additionally, we improved our overall debt profile in October 2010 by refinancing our credit agreement. In that refinancing, we extended debt maturities and reduced floating interest rate exposure by replacing our term loans with later maturing fixed rate senior notes. We used cash on hand, a draw under our new revolving credit facility, and the net proceeds from the October 2010 issuance of $275.0 million of 7.25% senior notes due 2018 and $250.0 million of 7.75% senior notes due 2022 to repay all $743.1 million of our former term loans. We also improved the flexibility of our capital structure by amending other terms of our credit agreement to provide for a senior secured revolving credit facility of up to $500.0 million, including a $260.0 million letter of credit subfacility maturing in October 2015, and to make other changes that are more consistent with our financial position. For a more detailed discussion of these transactions, our debt profile, leverage and liquidity, see Item 1A, *Risk Factors*; Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources;" and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our organic growth resulted, and will continue to result, from increasing our inpatient discharges, actively managing expenses, and pursuing capacity expansions in existing hospitals to meet growing demand in certain markets. We will continue to look for appropriate markets for de novo sites, acquisitions, and joint ventures.

Our development activities during 2010 consisted of the following:

- Effective January 1, 2010, we purchased a 23-bed inpatient rehabilitation unit in Little Rock, Arkansas through an existing joint venture in which we participate.
- On June 1, 2010, we purchased Desert Canyon Rehabilitation Hospital, a 50-bed inpatient rehabilitation hospital located in southwest Las Vegas, Nevada.
- In June 2010, we began accepting patients at our newly built 40-bed hospital in Loudoun County, Virginia.
- In August 2010, we began accepting patients at our new 25-bed, joint venture hospital in Bristol, Virginia.
- In August 2010, we purchased land in the Cypress area of northwest Houston, Texas on which we have begun construction of a new, 40-bed inpatient rehabilitation hospital with completion expected late in the fourth quarter of 2011.
- On September 20, 2010, we purchased Sugar Land Rehabilitation Hospital, a 50-bed inpatient rehabilitation hospital located in southwest Houston, Texas.
- On September 30, 2010, we purchased a 30-bed inpatient rehabilitation unit at the Sparks Regional Medical Center in Ft. Smith, Arkansas. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Ft. Smith.

For 2011, we will continue to focus on providing high-quality, cost-effective care. We also intend to continue to strengthen our balance sheet and reduce leverage through improved operational performance. We believe continued growth in our Adjusted EBITDA and our strong cash flows from operations will allow us to continue to reduce our leverage and invest in growth opportunities. Our growth strategy in 2011 will again focus on organic growth and growth from development activities. We believe the changes made to our credit agreement and debt profile in the fourth quarter of 2010 provide us with greater flexibility to execute our business plan. For additional discussion of our strategy and business outlook, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview."

Employees

As of December 31, 2010, we employed approximately 23,000 individuals, of whom approximately 14,000 were full-time employees. We are subject to various state and federal laws that regulate wages, hours, benefits, and other terms and conditions relating to employment. Except for approximately 70 employees at one inpatient rehabilitation hospital (about 15% of that hospital's workforce), none of our employees are represented by a labor union. We are not aware of any current activities to organize our employees at other hospitals. We believe our relationship with our employees is good. Like most healthcare providers, our labor costs are rising faster than the general inflation rate. In some markets, the lack of availability of nurses and other medical support personnel has become a significant operating issue facing healthcare providers. To address this challenge, we will continue to focus on improving our recruiting, retention, compensation and benefit programs, and productivity. The shortage of nurses and other medical personnel, including therapists, may, from time to time, require us to increase utilization of more expensive temporary personnel, which we refer to as "contract labor."

Competition

The inpatient rehabilitation industry is highly fragmented, and we have no single, similar direct competitor. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, many of which are within acute care hospitals, in the markets we serve. Our LTCHs compete with other LTCHs or, in some cases, rehabilitation hospitals in the markets we serve. For a list of our markets by state, see the table in Item 2, *Properties*. Several smaller privately-held companies compete with us primarily in select geographic markets in Texas and the West. In addition, there are public companies that own primarily LTCHs but also own a small number of inpatient rehabilitation facilities. There is one public company that manages the operations of inpatient rehabilitation facilities and LTCHs as part of its business model. Because of the attractiveness of the inpatient rehabilitation industry, other providers of post acute-care services may also become competitors in the future. For example, over the past few years, the number of nursing homes marketing themselves as offering certain rehabilitation services has increased. The competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, and the presence of physician-owned providers. However, the recently enacted ban on new, or expansion of existing, physician-owned hospitals should limit that competitive factor going forward. See the "Regulation—Relationships with Physicians and Other Providers" section below for further discussion. Additionally, for a discussion regarding the effects of certificate of need requirements on competition in some states, see the "Regulation—Certificates of Need" section below.

We rely significantly on our ability to attract, develop, and retain nurses, therapists, and other clinical personnel for our hospitals. We compete for these professionals with other healthcare companies, hospitals, and potential clients and partners. In addition, physicians and others have opened inpatient rehabilitation hospitals in direct competition with us, particularly in states in which a certificate of need is not required to build a hospital, which has occasionally made it more difficult and expensive to hire the necessary personnel for our hospitals in those markets.

Healthcare Reform

The healthcare industry always has been a highly regulated industry, and the inpatient rehabilitation sector is no exception. Successful healthcare providers are those who provide high-quality care and have the capabilities to adapt to changes in the regulatory environment. We believe we have the necessary capabilities – scale, infrastructure, and management – to adapt and succeed in a highly regulated industry, and we have a proven track record of being able to do so.

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act (the "PPACA") into law. On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). Various bills have been introduced in both the United States Senate and House of Representatives to amend or repeal all or portions of these laws. Additionally, several lawsuits challenging aspects of these laws have been filed and remain pending at various stages of the litigation process. We cannot predict the outcome of legislation or litigation, but we have been, and will continue to be, actively engaged in the legislative process to attempt to ensure that any healthcare laws adopted or amended promote our goals of high-quality, cost-effective care. Many provisions within the 2010 Healthcare Reform Laws could have an impact on our business, including: (1) reducing annual "market basket updates" to providers, which are discussed in greater detail below under "Sources of Revenue - Medicare

Reimbursement", (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future, (3) implementing a voluntary program for accountable care organizations ("ACOs"), (4) creating an Independent Payment Advisory Board, and (5) modifying employer-sponsored healthcare insurance plans. For further discussion of the potential impacts of the 2010 Healthcare Reform Laws, see Item 1A, *Risk Factors*.

Most notably for us, these laws include a reduction in annual market basket updates to hospitals. Starting on April 1, 2010, the market basket update of 2.5% we received on October 1, 2009 was reduced to 2.25%. Similar reductions to our annual market basket update will occur each year through 2019, although the amount of each year's decrease will vary over time. In addition, beginning on October 1, 2011, the 2010 Healthcare Reform Laws require an additional to-be-determined productivity adjustment (reduction) to the market basket update on an annual basis. The new productivity adjustments will be equal to the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. We estimate that the first annual adjustment effective October 1, 2011 will be a decrease to the market basket update of approximately 1%.

The 2010 Healthcare Reform Laws also direct the United States Department of Health and Human Services ("HHS") to examine the feasibility of bundling, including conducting a voluntary bundling pilot program to test and evaluate alternative payment methodologies. The possibility of implementing bundling on a nation-wide basis is difficult to predict at this time and will be affected by the outcomes of the various pilot projects conducted. In addition, if bundling were to be implemented, it would require numerous modifications to, or repeal of, various federal and state laws, regulations, and policies. These pilot projects are scheduled to begin no later than January 2013 and, initially, are limited in scope to ten medical conditions. We will seek to participate in these pilot projects.

Similarly, the 2010 Healthcare Reform Laws require the United States Centers for Medicare and Medicaid Services ("CMS") to start a voluntary program by January 1, 2012 for ACOs, in which hospitals, physicians and other care providers develop partnerships to pursue the delivery of high-quality, coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs will receive a portion of any savings generated from care coordination as long as benchmarks for the quality of care are maintained. Most of the key aspects of the ACO program, however, have yet to be proposed by CMS. We will continue to monitor developments in the ACO program and evaluate its potential impact on our business.

Another provision of these laws establishes an Independent Payment Advisory Board that is charged with presenting proposals, beginning in 2014, to Congress to reduce Medicare expenditures upon the occurrence of Medicare expenditures exceeding a certain level. However, due to the market basket reductions through 2019 that are also part of these laws (as discussed above), certain healthcare providers, including HealthSouth, will not be subject to payment reduction proposals developed by this board and presented to Congress through 2019. While we may not be subject to payment reduction proposals by this board for a period of time, based on the scope of this board's directive to reduce Medicare expenditures and the significance of Medicare as a payor to us, other decisions made by this board may impact our results of operations either positively or negatively.

In addition to these factors, the 2010 Healthcare Reform Laws also contain provisions that will require modifications to employer-sponsored healthcare insurance plans, including HealthSouth plans. For example, the 2010 Healthcare Reform Laws require employer-sponsored healthcare plans to offer coverage to an employee's dependent children until such dependents attain the age of 26. In addition, these laws eliminate an employer's ability to include a lifetime maximum benefit per participant within its plans. We continue to evaluate the impact these changes will have on our healthcare plans and related costs.

Given the complexity and the number of changes in these laws, as well as the implementation timetable for many of them, we cannot predict the ultimate impact of these laws. However, we believe the above points are the issues with the greatest potential impact on us. We will continue to evaluate and review these laws, and, based on our track record, we believe we can adapt to these regulatory changes.

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. In addition, we receive relatively small payments for non-patient care activities from various sources. The following table identifies the sources and relative mix of our revenues for the periods stated:

	For the Year Ended December 31,		
	2010	2009	2008
Medicare	70.5%	67.9%	67.2%
Medicaid	1.7%	2.1%	2.2%
Workers' compensation	1.6%	1.6%	2.1%
Managed care and other discount plans	21.5%	23.1%	22.4%
Other third-party payors	2.3%	2.7%	3.5%
Patients	1.2%	1.2%	1.0%
Other income	1.2%	1.4%	1.6%
Total	100.0%	100.0%	100.0%

Our hospitals offer discounts from established charges to certain group purchasers of healthcare services that are included in "Managed care and other discount plans" in the table above, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and other managed care plans. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in a managed care plan. The Medicare Advantage revenues are also included in "Managed care and other discount plans" in the table above.

Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. The amount of such exclusions, deductibles, copayments, and coinsurance has been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payors.

Medicare Reimbursement

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare facilities and services, and, from time to time, these methodologies and rates can be modified by CMS. In some instances, these modifications can have a substantial impact on existing healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in many prospective payment systems, including the inpatient rehabilitation facility ("IRF") prospective payment system (the "IRF-PPS") under what is commonly known as a "market basket update." Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent Congressional agency that advises Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including the IRF-PPS. Congress is not obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance that Congress will adopt MedPAC's recommendations in a given year.

We cannot predict the adjustments to Medicare payment rates that Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. For example, the 2010 Healthcare Reform Laws require that CMS establish new quality data reporting for all IRFs and LTCHs to begin in fiscal year 2014 and failure to comply will result in a reduction of 2% in the market basket update for the applicable fiscal year. Any downward adjustment to rates, or another pricing roll-back, for the types of facilities we operate could have a material adverse effect on our business, financial position, results of operations, and cash flows.

On January 16, 2009, CMS approved final rules that require healthcare providers to update and supplement diagnosis and procedure codes to the International Classification of Diseases 10th Edition ("ICD-10"), effective October 1, 2013, and make related changes to the formats used for certain electronic transactions, effective January 1, 2012. We are currently making the necessary changes to our systems to accommodate the adoption of ICD-10. Although this adoption process may result in some disruptions to the billing process and delays in the receipt of some payments, we do not believe there will be a material impact on our business. We will continue to monitor this implementation carefully.

A basic summary of current Medicare reimbursement in our primary service areas follows:

Inpatient Rehabilitation Hospitals. As discussed above, our hospitals receive fixed payment reimbursement amounts per discharge under the IRF-PPS based on certain rehabilitation impairment categories established by HHS. With the IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, cost-effective providers.

Under the IRF-PPS, CMS is required to adjust the payment rates based on a market basket index, known as the rehabilitation, psychiatric, and long-term care hospital market basket. The market basket update is designed to reflect changes over time in the prices of a mix of goods and services provided by rehabilitation hospitals and hospital-based inpatient rehabilitation units. The market basket uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes.

Over the last several years, changes in regulation governing inpatient rehabilitation reimbursement have created challenges for inpatient rehabilitation providers. Many of these changes have resulted in limitations on, and in some cases, reductions in, the levels of payments to healthcare providers. For example, on May 7, 2004, CMS issued a final rule, known as the "75% Rule," stipulating that to qualify as an inpatient rehabilitation hospital under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any inpatient rehabilitation hospital that failed to meet its requirements would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services. On December 29, 2007, the Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act") was signed, permanently setting the compliance threshold at 60% instead of 75% and allowing hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitative care under the rule. The long-term impact of the freeze at the 60% compliance threshold is positive because it allowed patient volumes to stabilize. In another example, the 2007 Medicare Act included an elimination of the IRF-PPS market basket adjustment for the period from April 1, 2008 through September 30, 2009 causing a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007, or a Medicare pricing "roll-back," which resulted in a decrease in actual reimbursement dollars per discharge despite increases in costs.

On August 7, 2009, CMS published in the federal register the fiscal year 2010 notice of final rulemaking for the IRF-PPS, which contained Medicare pricing changes as well as new documentation and coverage requirements. The pricing changes were effective for Medicare discharges between October 1, 2009 and September 30, 2010 and included a 2.5% market basket update, which was the first market basket increase we had received in 18 months. As noted above, the 2010 Healthcare Reform Laws reduced this market basket update to 2.25% from April 1, 2010 through September 30, 2010. The coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement under Medicare, under this rule apply to discharges occurring on or after January 1, 2010 and include requirements for preadmission screening, post-admission evaluations, and individual treatment planning that all delineate the role of physicians in ordering and overseeing patient care. Although these changes have not resulted in material modifications to our clinical or business models, they have resulted in significantly increased procedural and documentation requirements for all IRFs. In addition, due to the complexity of the changes within this rule, CMS continues to clarify these revised coverage requirements. We have undertaken efforts to educate our employees and affiliated physicians on compliance with these new requirements, and we will continue to train our employees as these requirements are further clarified.

On July 22, 2010, CMS published in the federal register the fiscal year 2011 notice of final rulemaking for the IRF-PPS. This rule is effective for Medicare discharges between October 1, 2010 and September 30, 2011. The pricing changes in this rule include a 2.5% market basket update that has been reduced to 2.25% under the requirements of the 2010 Healthcare Reform Laws discussed above, as well as other pricing changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Based on our analysis which includes the acuity of our patients over the last twelve months and incorporates other adjustments under this rule, we believe this rule will increase our Medicare-related *Net operating revenues* for our IRFs by approximately 2.1% annually. Beginning on October 1, 2011, the 2010 Healthcare Reform Laws require for the first time a to-be-determined productivity adjustment (reduction) to the market basket update on an annual basis. The new productivity adjustments will be equal to the trailing 10-year average of changes in annual income economy-wide private nonfarm business multi-factor productivity. We estimate that the first annual adjustment effective October 1, 2011 will be a decrease to the market basket update of approximately 1%.

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by coverage rules and determinations. Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a qualified rehabilitation physician and be coordinated by an interdisciplinary team. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide required rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services. CMS has also noted that it is considering specific standards governing the use of group therapies. For individual claims, Medicare contractors make coverage determinations regarding medical necessity which can represent more restrictive interpretations of the CMS coverage rules. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us.

Pursuant to legislative directives and authorizations from Congress, CMS developed and instituted the Medicare Recovery Audit Contractor ("RAC") program under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors, and the contracted RACs are paid a percentage of the overpayments recovered. The RACs were initially announced on October 6, 2008 and began their audit processes in late 2009 for providers in general. The RACs receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. These RAC audits have initially focused on coding errors, and CMS has not yet expanded the program to medical necessity reviews. In 2010, we responded to a limited number of audit requests, and to date, those audits have not resulted in any overpayment determinations. The 2010 Healthcare Reform Laws extended the RAC program to Medicare, Parts C and D, and Medicaid. As a matter of course, we undertake significant efforts through training and education to ensure compliance with coding and medical necessity coverage rules. Despite our belief that our coding and assessment of patients is accurate, RAC audits may lead to assertions that we have been underpaid or overpaid by Medicare in some instances, require us to incur additional costs to respond to requests for records and defend the validity of payments, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how these programs will affect us.

Outpatient Services. Our outpatient services are primarily reimbursed under the Medicare physician fee schedule. By statute, the physician fee schedule is subject to annual automatic adjustment by a sustainable growth rate formula that has resulted in reductions in reimbursement rates every year since 2002. However, in each instance, Congress has acted to suspend or postpone the effectiveness of these automatic reimbursement reductions. For example, Congress passed, and on June 25, 2010 President Obama signed into law, a 2.2% increase to Medicare physician fee schedule payment rates from June 1, 2010 through November 30, 2010, further postponing the statutory reduction of 21.3% that briefly became effective on June 1, 2010. Subsequently, Congress acted to postpone the statutory reduction through December 31, 2010 and then again through December 31, 2011. If Congress does not extend this relief, as it has done since 2002, or permanently modify the sustainable growth rate formula by January 1, 2012, payment levels for outpatient services under the physician fee schedule will be reduced at that point by more than 25%.

On November 2, 2010, CMS released its notice of final rulemaking for the physician fee schedule for calendar year 2011. Congress further modified this final rule through the Physician and Therapy Relief Act of 2010. Collectively, these changes would implement a 25% rate reduction to the practice expense component for reimbursement of therapy expenses for additional procedures when multiple therapy services are provided to the same patient on the same day in a hospital outpatient department. While we will look to mitigate the impact of this rule on our earnings, we currently estimate the reimbursement and other pricing changes will result in a net decrease to our *Net operating revenues* by approximately $1.4 million annually, beginning in 2011. However, we cannot predict what action, if any, Congress will take on the physician fee schedule or what future rule changes CMS will implement.

Long-Term Acute Care Hospitals. LTCHs provide medical treatment to patients with chronic diseases and/or complex medical conditions. In order for a hospital to qualify as an LTCH, Medicare patients discharged from the hospital in any given cost reporting year must have an average length-of-stay in excess of 25 days, among other requirements. LTCHs are currently reimbursed under a prospective payment system ("LTCH-PPS") pursuant to which Medicare classifies patients into distinct Medicare Severity diagnosis-related groups ("MS-LTC-DRGs") based upon specific clinical characteristics and expected resource needs. There are adjustments to the Medicare payments based on high-cost outliers, short-stay outliers, and other factors. A hospital that fails to qualify as an LTCH will be reimbursed at what is generally a lower rate under the acute care inpatient prospective payment system.

The 2007 Medicare Act, as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA"), mandates significantly expanded medical necessity reviews for LTCH patients but provides regulatory relief to LTCHs to ensure continued access to current long-term acute care hospital services, while also imposing a moratorium on the development of new, or expansion of existing, LTCHs during a three-year period. In particular, the 2007 Medicare Act, as amended by ARRA and as extended by the 2010 Healthcare Reform Laws, prevents CMS from implementing a new payment reduction provision for short-stay outlier cases and an extension of the 25% referral limitation threshold to all LTCHs, including freestanding LTCHs like ours. The prohibition on the short-stay outlier reductions and the referral limitation threshold now expires in July 2012 for five of our six freestanding LTCHs, and April 2013 for the other, unless Congress acts again. Likewise, the moratorium on developing new, or expanding existing, LTCHs has been extended to December 2012. See "Regulation – Hospital Within Hospital Rules" section below for a further discussion of these issues.

On August 27, 2009, CMS published in the federal register final regulations that updated payment rates under the LTCH-PPS for rate year 2010, which were effective for discharges occurring on or after October 1, 2009 through September 30, 2010 and included a 2.5% market basket update less an adjustment of 0.5% to account for changes in documentation and coding practices. The 2010 Healthcare Reform Laws further reduced this market basket update by 0.25% from April 1, 2010 through September 30, 2010.

On August 16, 2010, CMS published in the federal register the fiscal year 2011 notice of final rulemaking for the LTCH-PPS. This rule is effective for Medicare discharges between October 1, 2010 and September 30, 2011. The pricing changes in this rule include a 2.5% market basket update that is reduced to 0% to correct for what CMS characterizes as case-mix reimbursement increases in 2008 and 2009 resulting from changes in documentation and coding practices, less an additional reduction of 0.5% as mandated by the 2010 Healthcare Reform Laws discussed above. These final regulations also included changes to the table of MS-LTC-DRG relative weights and other payment provisions under the LTCH-PPS. These final regulations did not materially impact our *Net operating revenues* in 2010, nor are they expected to materially impact our 2011 *Net operating revenues*. Beginning on October 1, 2011, the 2010 Healthcare Reform Laws require for the first time a to-be-determined productivity adjustment (reduction) to the LTCH-PPS market basket update on an annual basis.

Additionally, CMS is currently considering adoption of new LTCH-specific regulations within its conditions of participation for hospitals that are expected to be published in 2011. These regulations may impose new requirements for the patient admission and discharge process, staffing, and the level of patient care. We are not able to predict if, or in what form, such regulations might be adopted by CMS or how, if adopted, they would impact the operation of our LTCHs.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of certain services. Continuing downward pressure on Medicaid payment rates could cause a decline in that portion of our *Net operating revenues*. However, for the year ended December 31, 2010, Medicaid payments represented only 1.7% of our consolidated *Net operating revenues*.

Managed Care and Other Discount Plans

All of our hospitals offer discounts from established charges to certain large group purchasers of healthcare services, including Medicare Advantage, managed care plans, private insurance companies, and third-party administrators. For further discussion of Medicare Advantage, or "managed" Medicare, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations." Managed care contracts typically have terms of between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. While some of our contracts provide for annual rate increases of three to five percent, we cannot provide any assurance we will continue to receive increases. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

Cost Reports

Because of our participation in Medicare, Medicaid, and certain Blue Cross and Blue Shield plans, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by our inpatient hospitals to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years. The majority of our revenues are derived from prospective payment system payments, and even if we amend previously filed cost reports, we do not expect the impact of those amendments to materially affect our results of operations.

Regulation

The healthcare industry in general is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth.

Our facilities provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as, for most facilities, accreditation standards of the Joint Commission (formerly known as the Joint Commission on Accreditation of Healthcare Organizations) and, for some facilities, the Commission on Accreditation of Rehabilitation Facilities.

We maintain a comprehensive compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. The program is intended to monitor and raise awareness of various regulatory issues among employees and to emphasize the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees and encourage all employees to report any violations to their supervisor, or a toll-free telephone hotline.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, infection control, maintenance of adequate records and patient privacy, fire prevention, and compliance with building codes and environmental protection laws. Our hospitals are subject to periodic inspection and other reviews by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our inpatient hospitals are currently required to be licensed.

In addition, hospitals must be certified by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. Once certified by Medicare, hospitals undergo periodic on-site surveys in order to maintain their certification. All of our inpatient hospitals participate in the Medicare program.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant facilities or otherwise impose sanctions on noncompliant facilities. Non-governmental payors often have the right to terminate provider contracts if a facility loses its Medicare or Medicaid certification.

The 2010 Healthcare Reform Laws added new screening requirements and associated fees for all Medicare providers. The screening must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS.

We have developed operational systems to oversee compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance that Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that a facility is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, and the imposition of requirements that an offending facility takes corrective action.

Certificates of Need

In some states and U.S. territories where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or services may be subject to review by and prior approval of state regulatory bodies under a "certificate of need" or "CON" law. As of December 31, 2010, approximately 47% of our licensed beds are located in states or U.S. territories that have CON laws. CON laws often require a reviewing agency to determine the public need for additional or expanded healthcare facilities and services. These laws generally require approvals for capital expenditures involving inpatient rehabilitation hospitals and LTCHs, if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity care commitments as a condition for approving a certificate of need. Any time a certificate of need is required, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a certificate of need project or seek to acquire an existing facility or certificate of need. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition, including in markets where we hold a CON and a competitor is seeking an approval. We have generally been successful in obtaining CONs or similar approvals when required, although there can be no assurance we will achieve similar success in the future.

False Claims

The federal False Claims Act prohibits the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to $11,000 per claim. In addition, the False Claims Act allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. Because we perform thousands of similar procedures a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties under the False Claims Act. Many states have also adopted similar laws relating to state government payments for healthcare services. The 2010 Healthcare Reform Laws amended the federal False Claims Act to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitation on claims by the government. For additional discussion, see Item 1A, *Risk Factors*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). The 2010 Healthcare Reform Laws amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the False Claims Act. These changes and those described above related to the False Claims Act, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including penalties of up to $50,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. In 1991, the Office of Inspector General of the United States Department of Health and Human Services (the "HHS-OIG") issued regulations describing compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that the HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions. Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but the HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation, or even the assertion of, a violation of the Anti-Kickback Law by us or one or more of our partnerships could have a material adverse effect upon our business, financial position, results of operations, or cash flows.

Some of our rehabilitation hospitals are owned through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to our hospitals. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Even though some of these investment relationships and contractual relationships may not meet all of the regulatory requirements to fall within the protection offered by a relevant safe harbor, we do not believe we engage in activities that violate the Anti-Kickback Law. However, there can be no assurance such violations may not be asserted in the future, nor can there be any assurance that our defense against any such assertion would be successful.

For example, we have entered into agreements to manage our hospitals that are owned by partnerships. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, or radiology services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing for those referred services. Violators of the Stark statute and regulations may be subject to recoupments, civil monetary sanctions (up to $15,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

Under the 2010 Healthcare Reform Laws, the exception to the Stark law that currently permits physicians to refer patients to hospitals in which they have an investment or ownership interest will be dramatically limited by providing that only physician-owned hospitals with a provider agreement in place on December 31, 2010 are exempt from the general ban on self-referral. Existing physician-owned hospitals are prohibited from increasing the physician ownership percentage in the hospital after March 23, 2010. Additionally, physician-owned hospitals are prohibited from increasing the number of licensed beds after March 23, 2010, except when certain market conditions are met. This new law requires that regulations be issued no later than January 1, 2012 to provide a process for approving such bed increases. Currently, we have no hospitals that would be considered physician-owned under this law. However, in several markets where we operate, we face competition from providers that do have physician ownership. In order to retain their exemption from the general ban on self-referrals, those physician-owned hospitals will be required to adopt specific measures relating to conflicts of interest, bona fide investments and patient safety.

CMS has issued several phases of final regulations implementing the Stark law. While these regulations help clarify the requirements of the exceptions to the Stark law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. Recent changes to the regulations implementing the Stark law further restrict the types of arrangements that facilities and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services "under arrangements." We may be required to restructure or unwind some of our arrangements because of these changes. Because many of these laws and their implementing regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet an exception to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance that our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us or on particular HealthSouth hospitals. Even the assertion of a violation could have a material adverse effect upon our business, financial position, results of operations or cash flows.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties.

HIPAA and related HHS regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

With the enactment of the Health Information Technology for Economic and Clinical Health ("HITECH") Act as part of the ARRA, the privacy and security requirements of HIPAA have been modified and expanded. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS is responsible for enforcing the requirement that covered entities notify individuals whose protected health information has been improperly disclosed. In certain cases, notice of a breach is required to be made to HHS and media outlets. The heightened penalties for noncompliance range from $100 to $50,000 for single incidents to $25,000 to $1,500,000 for multiple identical violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties are not subject to a statutory maximum.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. Any actual or perceived violation of these privacy-related laws, including HIPAA could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Hospital Within Hospital Rules

CMS has enacted multiple regulations governing "hospital within hospital" arrangements for inpatient rehabilitation hospitals and LTCHs. These regulations provide, among other things, that if a long-term acute care "hospital within hospital" has Medicare discharges from its host hospital that exceed a threshold of 25% (or an adjusted percentage for certain rural or Metropolitan Statistical Area dominant hospitals) of its Medicare discharges for its cost-reporting period, the LTCH will receive an adjusted payment for its Medicare patients of the lesser of (1) the otherwise full payment under the LTCH-PPS or (2) a comparable payment that Medicare would pay under the acute care inpatient prospective payment system. In determining whether an LTCH meets the 25% threshold criterion, patients transferred from the host hospital that have already qualified for outlier payments at that acute host would not count as part of the host hospital's allowable percentage. Cases admitted from the host hospital before the LTCH crosses the 25% threshold will be paid under the LTCH-PPS. Additionally, other excluded hospitals or units of a host hospital, such as inpatient rehabilitation facilities and/or units, must meet certain "hospital within hospital" requirements in order to maintain their excluded status and not be subject to the acute care inpatient prospective payment system.

On July 1, 2007, CMS regulations extended the 25% referral limitation applicable to "hospital within hospital" locations to freestanding, satellite, and grandfathered LTCHs. All of our LTCHs are freestanding. The 2007 Medicare Act, the ARRA adopted in February 2009 and the PPACA, together, modified and delayed implementation of this extension of the rule and certain other portions of the "hospital within hospital" rules applicable to cost report periods through July 1, 2012 for five of our six LTCHs and April 1, 2013 for the other. These regulations did not materially impact our *Net operating revenues* in 2010. However, if Congress does not act to delay the implementation further in 2012, these program policies may materially impact our *Net operating revenues* in the future. We cannot predict if, when, or how these program policies will ultimately affect us.

Available Information

Our website address is www.healthsouth.com. We make available through our website the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments we file or furnish with respect to any such reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission. In addition to the information that is available on our website, you may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and you should take such risks into account in evaluating HealthSouth or any investment decision involving HealthSouth. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of certain material risk factors. More detailed information concerning other risk factors as well as those described below is contained in other sections of this annual report.

Reductions or changes in reimbursement from government or third-party payors and other legislative and regulatory changes affecting our industry could adversely affect our operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. Historically, Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. On July 22, 2010, the Centers for Medicare and Medicaid Services ("CMS") published in the federal register its fiscal year 2011 final rule for inpatient rehabilitation facilities under the prospective payment system. This rule will be effective for Medicare discharges between October 1, 2010 and September 30, 2011. In this rule, CMS established that aggregate Medicare payments to inpatient rehabilitation facilities for fiscal year 2011 would increase by approximately 2.15%, which reflects a 2.5% market basket increase reduced by 0.25% as mandated by the new healthcare reform law described below for fiscal year 2011 together with an approximate 0.1% overall decrease in rehabilitation outlier payments. Effective October 1, 2011, market basket increases for inpatient rehabilitation hospitals will also be reduced by an annual productivity adjustment. There can be no assurance that future governmental initiatives will not result in pricing roll-backs or freezes.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the "PPACA") and the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). The 2010 Healthcare Reform Laws could have a material impact on our business. We believe the issues with the greatest potential impact are: (1) reducing annual market basket updates to providers, which include annual productivity adjustments (reductions), (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future, (3) implementing a voluntary program for accountable care organizations ("ACOs"), (4) creating an Independent Payment Advisory Board, and (5) modifying employer-sponsored healthcare insurance plans. For further discussion of the 2010 Healthcare Reform Laws, see Item 1, *Business*, "Healthcare Reform."

The 2010 Healthcare Reform Laws included other provisions that could affect us as well. They include the expansion of the federal Anti-Kickback Law and the False Claims Act that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the False Claims Act, enhanced penalties, and increased rewards for relators in successful prosecutions. The 2010 Healthcare Reform Laws also require the establishment of new mandatory quality data reporting programs for inpatient rehabilitation facilities and long-term acute care hospitals to take effect for fiscal year 2014. CMS is required to select and publish quality measures for these providers by October 1, 2012. Under these programs, a provider that fails to report on the selected quality measures will have its annual payment update factor reduced by 2% for the applicable fiscal year. We will closely monitor the development of these yet-to-be-determined quality reporting requirements, and we intend to be in full compliance with them. For additional discussion of general healthcare regulation, see Item 1, *Business*, "Healthcare Reform" and "Regulation."

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of the reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

If we are not able to maintain increased case volumes or reduce operating costs to offset any future pricing roll-back or freeze or increased costs associated with new regulatory compliance obligations, our operating results could be adversely affected. Our results could be further adversely affected by other changes in laws or regulations governing the Medicare program, as well as possible changes to or expansion of the audit processes conducted by Medicare contractors or Medicare recovery audit contractors. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Healthcare Reform" and "Sources of Revenues—Medicare Reimbursement."

In addition, there are increasing pressures, including as a result of the 2010 Healthcare Reform Laws, from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and non-governmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us under our agreements with them. We could be adversely affected in some of the markets where we operate if the auditing payor alleges that substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our management and medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals. In some markets, the lack of availability of medical personnel has become a significant operating issue facing all healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our annual market basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Union activity is another factor that may contribute to increased labor costs. Our failure to recruit and retain qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements),
- coding and billing for services,
- requirements of the 60% compliance threshold under the 2007 Medicare Act,
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of patient information and medical records,

- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. For additional discussion of certain important healthcare laws and regulations, see Item 1, *Business*, "Sources of Revenue—Medicare Reimbursement" and "Regulation."

Although we have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining internal controls and procedures designed to ensure regulatory compliance, if we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs, which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our hospitals face national, regional, and local competition for patients from other healthcare providers.

We operate in a highly competitive industry. Although we are the nation's largest provider of inpatient rehabilitative healthcare services, in terms of revenues, number of hospitals, and patients treated and discharged, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. There can be no assurance that this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, weakening certificate of need laws in some states could potentially increase competition in those states.

We may have difficulty completing acquisitions, investments, or joint ventures consistent with our growth strategy, or we may make investments or acquisitions or enter into joint ventures that may be unsuccessful and could expose us to unforeseen liabilities.

We intend to selectively pursue strategic acquisitions of, investments in, and joint ventures with rehabilitative healthcare providers and, in the longer term, with other complementary post-acute healthcare operations. Acquisitions may involve material cash expenditures, debt incurrence, additional operating losses, amortization of certain intangible assets of acquired companies, dilutive issuances of equity securities, and expenses that could affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations on our ability to identify alternative acquisition targets,
- limitations, including state certificates of need as well as CMS and other regulatory approval requirements, on our ability to complete such acquisitions on terms and valuations reasonable to us,
- limitations in obtaining financing for acquisitions at a cost reasonable to us,
- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital,
- entry into markets, businesses or services in which we may have limited or no experience, and
- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws.

We remain a defendant in various lawsuits, and may be subject to liability under *qui tam* cases, the outcome of which could have a material adverse effect on us.

Although we have resolved the major litigation pending against us, we remain a defendant in a number of lawsuits, and the material lawsuits are discussed in Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Additionally, the increase in the costs of defending certain litigation and investigation, even if frivolous or non-meritorious, could be significant.

We insure a substantial portion of our professional liability, general liability, and workers' compensation liability risks through our captive insurance subsidiary, as discussed further in Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements. Changes in the number of these liability claims and the cost to resolve them impact the reserves for these risks. A relatively small variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the reserves for these liability risks, which could have an effect on our financial position and results of operations.

Our leverage or level of indebtedness may have negative consequences for our business, and we may incur additional indebtedness in the future.

As of December 31, 2010, we had approximately $1.4 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $89.1 million in capital leases). See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Subject to specified limitations, our credit agreement and the indentures governing our senior notes permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described here could intensify.

Our indebtedness could have important consequences, including:

- limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;
- requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our business strategy and other general corporate purposes;
- making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;
- placing us at a competitive disadvantage compared with competing providers that have less debt; and
- exposing us to risks inherent in interest rate fluctuations if we draw upon our variable rate revolving credit facility, which could result in higher interest expense in the event of increases in interest rates.

We are required to use a substantial portion of our cash flow to service our debt. We are also subject to numerous contingent liabilities, to prevailing economic conditions, and to financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot assure you that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that any additional financing could be obtained. A return to tight credit markets will make additional financing more expensive and difficult to obtain. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations under our debt instruments.

The restrictive covenants in our credit agreement and the indentures governing our senior notes may affect our ability to execute aspects of our business plan successfully.

The terms of our credit agreement and the indentures governing our senior notes do, and our future debt instruments may, contain various provisions that limit our ability and the ability of certain of our subsidiaries to, among other things:

- incur or guarantee indebtedness;
- pay dividends on, or redeem or repurchase, our capital stock; or repay, redeem or repurchase our subordinated obligations;
- issue or sell certain types of preferred stock;
- make investments;
- incur obligations that restrict the ability of our subsidiaries to make dividends or other payments to us;
- sell assets;
- engage in transactions with affiliates;
- create certain liens;
- enter into sale/leaseback transactions; and
- merge, consolidate, or transfer all or substantially all of our assets.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. For additional discussion of our material debt covenants, see the "Liquidity and Capital Resources" section of Item 7, *Management Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

In addition, our credit agreement requires us to maintain specified financial ratios and satisfy certain financial condition tests. See the "Liquidity and Capital Resources" section of Item 7, *Management Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Although we remained in compliance with the financial ratios and financial condition tests as of December 31, 2010, we cannot assure you we will continue to do so. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings or, if we have outstanding borrowings under our revolver at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement or the indentures governing our senior notes would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.

As of December 31, 2010, approximately 77.3% of our consolidated *Property and equipment, net* held by HealthSouth Corporation and its guarantor subsidiaries was pledged to the lenders under our credit agreement. See Note 8, *Long-term Debt*, and Note 24, *Condensed Consolidating Financial Information*, to the accompanying consolidated financial statements, and Item 2, *Properties*.

Uncertainty in the global credit markets could adversely affect our ability to carry out our deleveraging and development objectives.

The global credit markets experienced significant disruptions in 2008 and 2009, and economic conditions remained volatile in 2010, resulting in very sensitive credit markets. Future market shocks could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. A return to tight credit markets would make additional financing more expensive and difficult to obtain. The inability to obtain additional financing on favorable terms could have a material adverse effect on our financial condition.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, derivative counterparties, and insurance carriers using publicly available information, as well as qualitative inputs.

We may not be able to fully utilize our net operating loss carryforwards.

As of December 31, 2010, we had unused federal net operating loss carryforwards ("NOLs") of $487.4 million (approximately $1.4 billion on a gross basis) and state NOLs of $141.4 million. Such losses expire in various amounts at varying times through 2034. Unless they expire, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable. While we believe we will be able to use a substantial portion of these tax benefits before they expire, no such assurances can be provided. For further discussion of our NOLs, including the reversal of a substantial portion of our valuation allowance against them during the year ended December 31, 2010, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

As of December 31, 2010, we maintained a valuation allowance of $112.7 million against our deferred tax assets. At the state jurisdiction level, based on the weight of the available evidence including our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies, we determined it was necessary to maintain a portion of our historic valuation allowance due to uncertainties related to our ability to utilize a portion of the deferred tax assets, primarily related to state NOLs, before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence, as described above, including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable.

If management's expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to increase our valuation allowance, or reverse amounts recorded currently in the valuation allowance, for all or a portion of our deferred tax assets. Similarly, future adjustments to our valuation allowance may be necessary if the timing of future tax deductions is different than currently expected. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Section 382 of the Internal Revenue Code imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. An "ownership change" is generally defined as any change in ownership of more than 50% of a corporation's "stock" by its "5-percent shareholders" (as defined in Section 382) over a rolling three-year period based upon each of those shareholder's lowest percentage of stock owned during such period. It is possible that future transactions, not all of which would be within our control, could cause us to undergo an ownership change as defined in Section 382. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. At this time, we do not believe these limitations will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our results of operations and cash flows could be materially and negatively impacted.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain our principal executive office at 3660 Grandview Parkway, Birmingham, Alabama. We occupy those office premises under a long-term lease which expires in 2018 and includes options for us, at our discretion, to renew the lease for up to ten years in total beyond that date.

In addition to our principal executive office, as of December 31, 2010, we leased or owned through various consolidated entities 133 business locations to support our operations. Our hospital leases, which represent the largest portion of our rent expense, have average initial terms of 15 to 20 years. Most of our leases contain one or more options to extend the lease period for up to five additional years for each option. Our consolidated entities are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses, particularly in our leased hospitals. Other than our principal executive offices, none of our other properties is materially important.

The following table sets forth information regarding our hospital properties (excluding the three hospitals that have 234 licensed beds and operate as joint ventures which we account for using the equity method of accounting) as of December 31, 2010:

		Number of Hospitals		
State	Licensed Beds	Owned	Leased	Total
Alabama *	371	1	5	6
Arizona	315	1	4	5
Arkansas	207	1	2	3
California	108	1	1	2
Colorado	64	-	1	1
Florida *	793	6	4	10
Illinois *	50	-	1	1
Indiana	80	-	1	1
Kansas	224	1	2	3
Kentucky *	80	-	2	2
Louisiana	117	2	-	2
Maine *	100	-	1	1
Maryland *	54	1	-	1
Massachusetts *	53	-	1	1
Missouri *	156	-	2	2
Nevada	269	3	1	4
New Hampshire *	50	-	1	1
New Jersey *	218	1	2	3
New Mexico	87	1	-	1
Pennsylvania	931	4	7	11
Puerto Rico *	72	-	2	2
South Carolina *	321	1	4	5
Tennessee *	370	3	3	6
Texas	1,076	11	4	15
Utah	84	1	-	1
Virginia *	237	2	4	6
West Virginia *	258	1	3	4
	6,745	42	58	100

* Certificate of need state or U.S. territory

We and those of our subsidiaries that are guarantors under our credit agreement have pledged substantially all of our property as collateral to secure the performance of our obligations under our credit agreement and, accordingly, have agreed to enter into mortgages with respect to our current and future acquired material real property (excluding real property subject to preexisting liens and/or mortgages). For additional information about our credit agreement, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating statistics can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*. Our properties are subject to various federal, state, and local statutes and ordinances regulating their operation. Management does not believe compliance with such statutes and ordinances will materially affect our business, financial position, results of operations, or cash flows.

Item 3. Legal Proceedings

Information relating to certain legal proceedings in which we are involved is included in Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, each of which is incorporated herein by reference.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "HLS." The following table sets forth the high and low sales prices per share for our common stock as reported on the NYSE from January 1, 2009 through December 31, 2010.

	High	Low
2009		
First Quarter	$ 11.88	$ 6.71
Second Quarter	14.66	8.13
Third Quarter	16.54	12.76
Fourth Quarter	20.00	14.45
2010		
First Quarter	$ 20.76	$ 16.65
Second Quarter	22.22	18.50
Third Quarter	19.64	16.20
Fourth Quarter	21.62	17.59

Holders

As of February 15, 2011, there were 93,341,436 shares of HealthSouth common stock issued and outstanding, net of treasury shares, held by approximately 9,829 holders of record.

Dividends

We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit agreement (see Note 8, *Long-term Debt,* to the accompanying consolidated financial statements) restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made, does not exceed specified maximum thresholds. We currently anticipate that future earnings will be retained to finance our operations and reduce debt. However, our preferred stock generally provides for the payment of cash dividends subject to certain limitations. See Note 11, *Convertible Perpetual Preferred Stock,* to the accompanying consolidated financial statements.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is provided under Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Purchases of Equity Securities

During the three months ended December 31, 2010, there were no repurchases of our equity securities. At December 31, 2010, HealthSouth does not have any publicly announced plans or programs to purchase shares of its equity securities.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 25 companies in healthcare services that are also part of the S&P Total Market Index and rank in the top 90% of their relevant industry by float-adjusted market capitalization. We believe the SPSIHP is relevant to our investors because in 2009 our compensation committee selected that index as a benchmark for our long-term incentive program and because we believe the companies comprising that index represent a comprehensive list of healthcare providers. The graph assumes $100 invested on December 31, 2005 in our common stock and each of the indices. We did not pay dividends during that time period and do not plan to pay dividends.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of HealthSouth's common stock. Research Data Group, Inc. provided us with the data for the indices presented below. We assume no responsibility for the accuracy of the indices data, but we are not aware of any reason to doubt its accuracy.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Among HealthSouth, the S&P 500 Index
and the S&P Health Care Services Index
$250
$200
$150
$100
$50
$0
12/05
12/06
12/07
12/08
12/09
12/10
HealthSouth
S&P 500
SPSIHP

Company/Index Name	Base Period 2005	2006	2007	2008	2009	2010
		For the Year Ended December 31, Cumulative Total Return				
HealthSouth	100.00	92.45	85.71	44.73	76.61	84.53
Standard & Poor's 500 Index	100.00	115.80	122.16	76.96	97.33	111.99
S&P Health Care Services Select Industry Index	100.00	105.21	164.92	137.06	192.87	208.56

Item 6. Selected Financial Data

We derived the selected historical consolidated financial data presented below for the years ended December 31, 2010, 2009, and 2008 from our audited consolidated financial statements and related notes included elsewhere in this filing. We derived the selected historical consolidated financial data presented below for the years ended December 31, 2007 and 2006 from our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2007. You should refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and the notes to the accompanying consolidated financial statements for additional information regarding the financial data presented below, including matters that might cause this data not to be indicative of our future financial position or results of operations. In addition, you should note the following information regarding the selected historical consolidated financial data presented below:

- *Depreciation and amortization* in 2008 includes the acceleration of approximately $10 million of depreciation associated with our corporate campus that was sold in March 2008. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

- The impairment charges recorded in 2007 and 2006 primarily related to the Digital Hospital, an incomplete 13-story building located on the property we sold to Daniel Corporation in March 2008, and represented the excess of costs incurred during the construction of the Digital Hospital over the estimated fair market value of the property, including the RiverPoint facility, a 60,000 square foot office building which shared the construction site. The impairment of the Digital Hospital in each year was determined using either its estimated fair value based on the estimated net proceeds we expected to receive in a sale transaction or using a weighted-average fair value approach that considered an alternative use appraisal and other potential scenarios.

- During 2006, an Alabama Circuit Court issued a summary judgment against Richard M. Scrushy, our former chairman and chief executive officer, on a claim for restitution of incentive bonuses Mr. Scrushy received for years 1996 through 2002. Including pre-judgment interest, the court's total award was approximately $48 million. Based on this judgment, we recorded $47.8 million during 2006 as *Recovery of amounts due from Richard M. Scrushy*, excluding approximately $5.0 million of post-judgment interest recorded as interest income.

  On December 8, 2006, we entered into an agreement with the derivative plaintiffs' attorneys to resolve the amounts owed to them as a result of the award given to us under the claim for restitution of incentive bonuses Mr. Scrushy received in previous years and the Securities Litigation Settlement (as defined and discussed in Note 21, *Settlements*, to the accompanying consolidated financial statements). Under this agreement, we agreed to pay the derivative plaintiffs' attorneys $32.5 million on an aggregate basis for both claims. We paid approximately $11.5 million of this amount in 2006, with the remainder paid in 2007, using amounts received from Mr. Scrushy in the above referenced award.

- As a result of the UBS Settlement discussed in Note 21, *Settlements*, to the accompanying consolidated financial statements, we recorded a $121.3 million gain in our 2008 consolidated statement of operations.

- *Government, class action, and related settlements* includes amounts related to litigation and settlements with various entities and individuals. In each year, this line item primarily includes amounts associated with our Securities Litigation Settlement. In 2005, we recorded a $215.0 million charge, to be paid in the form of common stock and common stock warrants, as *Government, class action, and related settlements* under the then-proposed settlement with the lead plaintiffs in the federal securities class actions and the derivative litigation, as well as with our insurance carriers, to settle claims filed against us, certain of our former directors and officers, and certain other parties. In each year subsequent to 2005, we adjusted this liability to reflect the fair market value of the common stock and warrants underlying this settlement as of each reporting date. The common stock and warrants associated with this settlement were issued in September 2009.

  For additional information related to this line item, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

- *Professional fees—accounting, tax, and legal* includes fees arising from our prior reporting and restatement issues. Specifically, these fees include legal fees for litigation and support matters, tax preparation and consulting fees for various tax projects, and fees for professional services to support the preparation of our periodic reports filed with the SEC (excluding 2010, 2009, and 2008). For additional information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

- As a result of various recapitalization transactions and debt prepayments, we have recorded net losses on early debt extinguishment. Specifically, during 2006, we recorded a $365.6 million net loss on early extinguishment of debt due to the completion of a private offering of senior notes in June 2006 and a series of recapitalization transactions during the first quarter of 2006. For additional information, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

- We maintain two interest rate swaps that are not designated as hedges that effectively convert the variable rate of our credit agreement to a fixed interest rate. Fair value adjustments and quarterly settlements for these swaps are included in the line item *Loss on interest rate swaps* in the consolidated statements of operations.

  In 2010, *Loss on interest rate swaps* also includes $6.9 million of charges associated with the termination of two forward-starting interest rate swaps that were designated as hedges.

  See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this report for additional information.

- For information related to our *Provision for income tax (benefit) expense,* see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements. During the fourth quarter of 2010, we determined it is more likely than not a substantial portion of our deferred tax assets will be realized in the future and decreased our valuation allowance by $825.4 million to $112.7 million through our *Provision for income tax benefit* in our consolidated statement of operations.

- Our *Income from discontinued operations, net of tax* in 2007 included post-tax gains on the divestitures of our surgery centers, outpatient, and diagnostic divisions. See Note 18, *Assets Held for Sale and Results of Discontinued Operations*, to the accompanying consolidated financial statements.

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In Millions, Except Per Share Data)				
Income Statement Data:					
Net operating revenues	$ 1,999.3	$ 1,911.1	$ 1,829.5	$ 1,723.5	$ 1,680.8
Salaries and benefits	982.3	948.8	928.2	857.5	813.0
Other operating expenses	292.8	271.4	264.9	241.0	220.3
General and administrative expenses	106.2	104.5	105.5	127.9	141.3
Supplies	114.9	112.4	108.2	99.6	99.7
Depreciation and amortization	76.4	70.9	82.4	74.8	83.4
Impairment of long-lived assets	-	-	0.6	15.1	9.7
Recovery of amounts due from Richard M. Scrushy	-	-	-	-	(47.8)
Gain on UBS Settlement	-	-	(121.3)	-	-
Occupancy costs	47.7	47.6	48.8	51.4	53.3
Provision for doubtful accounts	18.5	33.1	27.0	33.2	44.9
Loss on disposal of assets	1.5	3.5	2.0	5.9	6.4
Government, class action, and related settlements	1.1	36.7	(67.2)	(2.8)	(4.8)
Professional fees—accounting, tax, and legal	17.2	8.8	44.4	51.6	161.4
Loss on early extinguishment of debt	12.3	12.5	5.9	28.2	365.6
Interest expense and amortization of debt discounts and fees	125.9	125.8	159.5	229.4	234.0
Other income	(4.6)	(3.4)	-	(15.5)	(9.4)
Loss on interest rate swaps	13.3	19.6	55.7	30.4	10.5
Equity in net income of nonconsolidated affiliates	(10.1)	(4.6)	(10.6)	(10.3)	(8.7)
Income (loss) from continuing operations before income tax (benefit) expense	203.9	123.5	195.5	(93.9)	(492.0)
Provision for income tax (benefit) expense	(736.6)	(3.2)	(70.1)	(322.4)	22.4
Income (loss) from continuing operations	940.5	126.7	265.6	228.5	(514.4)
(Loss) income from discontinued operations, net of tax	(0.7)	2.1	16.2	490.2	(16.9)
Net income (loss)	939.8	128.8	281.8	718.7	(531.3)
Less: Net income attributable to noncontrolling interests	(40.8)	(34.0)	(29.4)	(65.3)	(93.7)
Net income (loss) attributable to HealthSouth	899.0	94.8	252.4	653.4	(625.0)
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)	(26.0)	(22.2)
Net income (loss) attributable to HealthSouth common shareholders	$ 873.0	$ 68.8	$ 226.4	$ 627.4	$ (647.2)
Weighted average common shares outstanding:					
Basic	92.8	88.8	83.0	78.7	79.5
Diluted	108.5	103.3	96.4	92.0	90.3
Earnings (loss) per common share:					
Basic:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 9.42	$ 0.76	$ 2.53	$ 2.17	$ (7.08)
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.20	5.80	(1.06)
Net income (loss) attributable to HealthSouth common shareholders	$ 9.41	$ 0.77	$ 2.73	$ 7.97	$ (8.14)
Diluted:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 8.29	$ 0.76	$ 2.45	$ 2.14	$ (7.08)
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.17	4.96	(1.06)
Net income (loss) attributable to HealthSouth common shareholders	$ 8.28	$ 0.77	$ 2.62	$ 7.10	$ (8.14)
Amounts attributable to HealthSouth:					
Income (loss) from continuing operations	$ 899.7	$ 93.3	$ 235.8	$ 197.1	$ (540.7)
(Loss) income from discontinued operations, net of tax	(0.7)	1.5	16.6	456.3	(84.3)
Net income (loss) attributable to HealthSouth	$ 899.0	$ 94.8	$ 252.4	$ 653.4	$ (625.0)

	As of December 31,				
	2010	2009	2008	2007	2006
			(In Millions)		
Balance Sheet Data:					
Working capital (deficit)	$ 46.9	$ 34.8	$ (63.5)	$ (333.1)	$ (381.3)
Total assets	2,372.1	1,681.5	1,998.2	2,050.6	3,360.8
Long-term debt, including current portion	1,511.3	1,662.5	1,813.2	2,039.4	3,371.7
Convertible perpetual preferred stock	387.4	387.4	387.4	387.4	387.4
HealthSouth shareholders' deficit	(85.2)	(974.0)	(1,169.4)	(1,554.5)	(2,184.6)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. See "Cautionary Statement Regarding Forward-Looking Statements" on page ii of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements.

Executive Overview

Our Business

We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. As of December 31, 2010, we operated 97 inpatient rehabilitation hospitals (including 3 hospitals that operate as joint ventures which we account for using the equity method of accounting), 6 freestanding LTCHs, 32 outpatient rehabilitation satellite clinics (operated by our hospitals, including one joint venture satellite), and 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage four inpatient rehabilitation units through management contracts. While our national network of inpatient hospitals stretches across 26 states and Puerto Rico, our inpatient hospitals are concentrated in the eastern half of the United States and Texas.

Our core business is providing inpatient rehabilitative services. We are the nation's largest provider of inpatient rehabilitative healthcare services in terms of revenues, number of hospitals, and patients treated and discharged. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injuries, spinal cord injuries, and neurological disorders, that are generally non-discretionary in nature and which require rehabilitative healthcare services in an inpatient setting. Our team of highly skilled nurses and physical, occupational, and speech therapists working with our physician partners utilize the latest in technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders. Internal case managers monitor each patient's progress and provide documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

Net patient revenue from our hospitals was 5.6% higher in 2010 than in 2009 due to a 2.8% increase in patient discharges and higher net patient revenue per discharge, as discussed below. Operating earnings (as defined in Note 23, *Quarterly Data (Unaudited)*, to the accompanying consolidated financial statements) were $310.0 million in 2010 compared to $244.6 million in 2009. Operating earnings in 2009 included a net charge of $36.7 million associated with *Government, class action, and related settlements*, compared to $1.1 million of similar charges in 2010, as discussed below. *Net cash provided by operating activities* was $331.0 million and $406.1 million in 2010 and 2009, respectively. *Net cash provided by operating activities* in 2010 included $13.5 million of state income tax refunds associated with prior periods. *Net cash provided by operating activities* in 2009 included $73.8 million in net cash proceeds related to the UBS Settlement and the receipt of $63.7 million in federal and state income tax refunds for prior periods. See the "Results of Operations" and "Liquidity and Capital Resources" sections of this item for additional information.

In anticipation of the continuing capital market volatility throughout 2010 and the significant changes in the broader healthcare regulatory landscape, we focused our 2010 strategy on:

- Further deleveraging our balance sheet,
- growing organically,
- providing high-quality, cost-effective care,
- pursuing acquisitions of inpatient rehabilitation facilities on a disciplined, opportunistic basis, and
- adapting to regulatory changes affecting our industry.

While growth in Adjusted EBITDA was the focus of our 2010 deleveraging efforts, we also reduced our total debt outstanding by approximately $151 million. Additionally, we improved our overall debt profile in October 2010 by refinancing our credit agreement. In that refinancing, we extended debt maturities and reduced floating interest rate exposure by replacing our term loans with later maturing fixed rate senior notes. We used cash on hand, a draw under our new revolving credit facility, and the net proceeds from the October 2010 issuance of $275.0 million of 7.25% senior notes due 2018 and $250.0 million of 7.75% senior notes due 2022 to repay all $743.1 million of our former term loans. We also improved the flexibility of our capital structure by amending other terms of our credit agreement to provide for a senior secured revolving credit facility of up to $500.0 million, including a $260.0 million letter of credit subfacility maturing in October 2015, and to make other changes that are more consistent with our financial position. For a more detailed discussion of these transactions, our debt profile, leverage, and liquidity, see Item 1A, *Risk Factors*, the "Liquidity and Capital Resources" section of this Item, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our organic growth resulted, and will continue to result, from increasing our inpatient discharges, actively managing expenses, and pursuing capacity expansions in existing hospitals to meet growing demand in certain markets.

Our growth from development activities during 2010 consisted of the following:

- Effective January 1, 2010, we purchased a 23-bed inpatient rehabilitation unit in Little Rock, Arkansas through an existing joint venture in which we participate.
- On June 1, 2010, we purchased Desert Canyon Rehabilitation Hospital, a 50-bed inpatient rehabilitation hospital located in southwest Las Vegas, Nevada.
- In June 2010, we began accepting patients at our newly built 40-bed hospital in Loudoun County, Virginia.
- In August 2010, we began accepting patients at our new 25-bed, joint venture hospital in Bristol, Virginia.
- In August 2010, we purchased land in the Cypress area of northwest Houston, Texas on which we have begun construction of a new, 40-bed inpatient rehabilitation hospital with completion expected late in the fourth quarter of 2011.

- On September 20, 2010, we purchased Sugar Land Rehabilitation Hospital, a 50-bed inpatient rehabilitation hospital located in southwest Houston, Texas.

- On September 30, 2010, we purchased a 30-bed inpatient rehabilitation unit at the Sparks Regional Medical Center in Ft. Smith, Arkansas. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Ft. Smith.

For 2011, we will continue to focus on providing high-quality, cost-effective care and intend to continue to strengthen our balance sheet and reduce leverage through improved operational performance. We believe continued growth in our Adjusted EBITDA and our strong cash flows from operations will allow us to continue to reduce our leverage and invest in growth opportunities. Our growth strategy in 2011 will again focus on organic growth and disciplined growth from development activities. We believe the changes made to our credit agreement and debt profile in the fourth quarter of 2010 provide us with greater flexibility to execute our business plan. For additional discussion of our strategy and business outlook, see Item 1, *Business*, and the "Executive Overview - Business Outlook" section of this Item.

Key Challenges

Over the past few years, we have focused on deleveraging, strengthening our balance sheet, growing organically, building new hospitals, and pursuing acquisitions of competitor inpatient rehabilitation facilities ("IRFs"). We believe continued growth in our Adjusted EBITDA and our strong cash flows from operations will allow us to continue to reduce our leverage and invest in growth opportunities. In addition, during October 2010, we closed transactions that are consistent with our capital structure objectives. As discussed above, these transactions include a public offering of $275 million in aggregate principal amount of 7.25% senior notes due 2018 and $250 million in aggregate principal amount of 7.75% senior notes due 2022, as well as replacing our existing credit agreement with a new credit agreement that matures in 2015 and provides us with a $500 million revolving credit facility, including a $260 million letter of credit subfacility. See the "Liquidity and Capital Resources" section of this Item for additional information.

While we are pleased with the execution of our business plan to date, the following are some of the challenges we continue to face:

- <u>Volume Growth</u>. As discussed above, the majority of patients we serve experience significant physical disabilities due to medical conditions, such as strokes, hip fractures, head injuries, spinal cord injuries, and neurological disorders, that are generally non-discretionary in nature and which require rehabilitative healthcare services in an inpatient setting. In addition, because most of our patients are persons 65 and older, our patients generally have insurance coverage through Medicare. However, we do treat some patients with medical conditions that are discretionary in nature. During periods of economic uncertainty like the one we are in now, patients may choose to forego discretionary procedures. We believe this is one of the factors creating weakness in the number of patients admitted to and discharged from acute care hospitals. As these patients continue to forego procedures and acute care providers continue to report soft volumes, it may be more challenging for us to maintain our recent volume growth rates. As a result, we adjusted our annual discharge volume growth assumption from 4+% to a range of 2.5% to 3.5%, exclusive of acquisitions.

- <u>Highly Regulated Industry</u>. We are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These rules and regulations have affected, or could in the future affect, our business activities by controlling the reimbursement we receive for services provided, mandating new documentation standards, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and limiting our ability to enter new markets or add new beds to existing hospitals. Ensuring continuous compliance with these laws and regulations is an operating requirement for all healthcare providers.

  Over the last several years, changes in regulations governing inpatient rehabilitation hospitals have created challenges for inpatient rehabilitation providers with many of these changes resulting in limitations on, and in some cases reductions to, reimbursement from Medicare, including reductions to the annual "market basket update" (i.e., annual adjustment to Medicare payment rates).

On August 7, 2009, the Centers for Medicare and Medicaid Services ("CMS") published in the federal register the fiscal year 2010 notice of final rulemaking (the "2010 Rule") for IRFs under the prospective payment system ("IRF-PPS"). The 2010 Rule contains Medicare pricing changes as well as new documentation and coverage requirements, as described below. The pricing changes were effective for Medicare discharges between October 1, 2009 and September 30, 2010 and included a 2.5% market basket update, which was the first market basket update we had received in 18 months. However, as discussed below, on March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act (the "PPACA") into law. On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). These laws include a reduction in annual market basket updates to providers. Starting on April 1, 2010, the market basket increase of 2.5% we received on October 1, 2009 was reduced to 2.25%. Similar reductions to our annual market basket updates are scheduled to occur each year through 2019, although the amount of each year's decrease will vary over time and will include to-be-determined productivity adjustments, as discussed below.

The 2010 Rule includes requirements, referred to as "coverage requirements," for preadmission screening, post-admission evaluations, and individual treatment planning that all delineate the role of physicians in ordering and overseeing patient care. Although these changes, that were effective January 1, 2010, have not resulted in material modifications to our clinical or business models, they have resulted in significantly increased procedural and documentation requirements for all IRFs. In addition, due to the complexity of the changes within the 2010 Rule, CMS continues to clarify these revised coverage requirements. We have undertaken efforts to educate our employees and affiliated physicians on compliance with these new requirements, and we will continue to train our employees as these requirements are further clarified.

In addition, on July 22, 2010, CMS published in the federal register its IRF-PPS final rule for fiscal year 2011 (the "2011 Rule"). The 2011 Rule will be effective for Medicare discharges between October 1, 2010 and September 30, 2011. The pricing changes in this rule include a 2.5% market basket update that will be reduced to 2.25% under the requirements of the 2010 Healthcare Reform Laws discussed above, as well as other pricing changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Based on our analysis which includes the acuity of our patients over the twelve–month period prior to the rule's release and incorporates other adjustments of the 2011 Rule, we believe the 2011 Rule will increase our Medicare-related *Net operating revenues* for our IRFs by approximately 2.1% annually. Beginning on October 1, 2011, the 2010 Healthcare Reform Laws require for the first time a to-be-determined productivity adjustment (reduction) to the market basket update on an annual basis.

Our outpatient services are primarily reimbursed under Medicare's physician fee schedule. By statute, the physician fee schedule is subject to annual automatic adjustment by a sustainable growth rate formula that has resulted in reductions in reimbursement rates every year since 2002. However, in each case, Congress has acted to suspend or postpone the effectiveness of these automatic reimbursement reductions. For example, Congress passed, and on June 25, 2010 President Obama signed into law, a 2.2% increase to Medicare physician fee schedule payment rates from June 1, 2010 through November 30, 2010, further postponing the statutory reduction of 21.3% that briefly became effective on June 1, 2010. Subsequently, Congress acted to postpone the statutory reduction through December 31, 2010 and then again through December 31, 2011. If Congress does not extend this relief, as it has done since 2002, or permanently modify the sustainable growth rate formula by January 1, 2012, payment levels for outpatient services under the physician fee schedule will be reduced at that point by more than 25%.

On November 2, 2010, CMS released its notice of final rulemaking for the Medicare physician fee schedule for calendar year 2011. Congress further modified this final rule through the Physician and Therapy Relief Act of 2010. Collectively, these changes would implement a 25% rate reduction to the practice expense component for reimbursement of therapy expenses for additional procedures when multiple therapy services are provided to the same patient on the same day in a hospital outpatient department. While we will look to mitigate the impact of this rule on our earnings, we currently estimate the reimbursement and other pricing changes will result in a net decrease to our *Net operating revenues* of approximately $1.4 million annually, beginning in 2011. However, we cannot predict what action, if any, Congress will take on the physician fee schedule or what future rule changes CMS will implement.

We have invested, and will continue to invest, substantial time, effort, and expense in implementing internal controls and procedures designed to ensure regulatory compliance, and we are committed to continued adherence to these guidelines. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. If we were unable to remain compliant with these regulations, our financial position, results of operations, and cash flows could be materially, adversely impacted.

See also Item 1, *Business*, "Sources of Revenue" and "Regulation."

- Healthcare Reform. Many provisions within the 2010 Healthcare Reform Laws could have an impact on our business, including: (1) reducing annual market basket updates to providers, which include annual productivity adjustments (reductions), (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future, (3) implementing a voluntary program for accountable care organizations ("ACOs"), (4) creating an Independent Payment Advisory Board, and (5) modifying employer-sponsored healthcare insurance plans.

Most notably for HealthSouth, these laws include a reduction in annual market basket updates to hospitals. Starting on April 1, 2010, the market basket update of 2.5% we received on October 1, 2009 was reduced to 2.25%. Similar reductions to our annual market basket update will occur each year through 2019, although the amount of each year's decrease will vary over time. The effective dates for these future market basket update reductions will be October 1st of each year. In addition, beginning on October 1, 2011, the 2010 Healthcare Reform Laws require an additional to-be-determined productivity adjustment (reduction) to the market basket update on an annual basis. This new productivity adjustment will be equal to the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. We estimate the first annual adjustment effective October 1, 2011 will be a decrease to the market basket update of approximately 1%.

The 2010 Healthcare Reform Laws also direct the United States Department of Health and Human Services ("HHS") to examine the feasibility of bundling, including conducting a voluntary bundling pilot program to test and evaluate alternative payment methodologies. The possibility of implementing bundling on a nation-wide basis is difficult to predict at this time and will be affected by the outcomes of the various pilot projects conducted. In addition, if bundling were to be implemented, it would require numerous modifications to, or repeal of, various federal and state laws, regulations, and policies. These pilot projects are scheduled to begin no later than January 2013 and, initially, are limited in scope to ten medical conditions. We will seek to participate in these pilot projects.

Similarly, the 2010 Healthcare Reform Laws require CMS to start a voluntary program by January 1, 2012 for ACOs in which hospitals, physicians, and other care providers develop partnerships to pursue the delivery of high-quality, coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs will receive a portion of any savings generated from care coordination as long as benchmarks for the quality of care are maintained. Most of the key aspects of the ACO program, however, have yet to be proposed by CMS. We will continue to monitor developments in the ACO program and evaluate its potential impact on our business.

Another provision of these laws establishes an Independent Payment Advisory Board that is charged with presenting proposals, beginning in 2014, to Congress to reduce Medicare expenditures upon the occurrence of Medicare expenditures exceeding a certain level. However, due to the market basket reductions through 2019 that are also part of these laws (as discussed above), certain healthcare providers, including HealthSouth, will not be subject to payment reduction proposals developed by this board and presented to Congress through 2019. While we may not be subject to payment reduction proposals by this board for a period of time, based on the scope of this board's directive to reduce Medicare expenditures and the significance of Medicare as a payor to us, other decisions made by this board may impact our results of operations either positively or negatively.

In addition to these factors, the 2010 Healthcare Reform Laws also contain provisions that will require modifications to employer-sponsored healthcare insurance plans, including HealthSouth plans. For example, the 2010 Healthcare Reform Laws require employer-sponsored healthcare plans to offer coverage to an employee's dependent children until such dependents attain the age of 26. In addition, these laws eliminate an employer's ability to include a lifetime maximum benefit per participant within its plans. We continue to evaluate the impact these changes will have on our healthcare plans and related costs.

Given the complexity and the number of changes in these laws, as well as the implementation timetable for many of them, we cannot predict their ultimate impact. However, we believe the above provisions are the issues with the greatest potential impact on us. We will continue to evaluate and review these laws, and, based on our track record, we believe we can adapt to these regulatory changes.

- Staffing. Our operations are dependent on the efforts, abilities, and experience of our management and medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. In some markets, the lack of availability of medical personnel is an operating issue facing all healthcare providers, although the weak economy has mitigated this issue to some degree. We have refined our comprehensive compensation and benefits package to remain competitive in this challenging staffing environment while also being consistent with our goal of being a high-quality, cost-effective provider of inpatient rehabilitative services. As a result of our efforts, we are experiencing improved retention rates and reduced turnover of our clinical staff. Going forward, recruiting and retaining qualified personnel for our hospitals will remain a high priority for us.

Business Outlook

As the nation's largest provider of inpatient rehabilitative healthcare services, we believe we differentiate ourselves from our competitors based on our broad base of clinical expertise, the quality of our clinical outcomes, the application of rehabilitative technology, and the standardization of best practices — all of which result in high-quality, cost-effective care for the patients we serve. Our ability to continue to create shareholder value in the near term will be predicated on our ability to: (1) deleverage and strengthen our balance sheet; (2) grow organically; (3) provide high-quality, cost-effective care; (4) pursue acquisitions of IRFs on a disciplined, opportunistic basis; and (5) adapt to regulatory changes affecting our industry. Additionally, during 2011, we will begin evaluating growth opportunities in complementary post-acute services. We believe growth in our Adjusted EBITDA and our strong cash flows from operations will allow us to continue to reduce our leverage and invest in the growth of our core business. Further, we believe we have adequate sources of liquidity to achieve our longer-term objectives of expanding into complementary post-acute services due to our *Cash and cash equivalents*, cash flows from operations, and the availability of our revolving credit facility.

Our deleveraging efforts are currently focused on growing Adjusted EBITDA through organic growth and disciplined expansion. Our organic growth will result from increasing our inpatient discharges, actively managing expenses, and pursuing capacity expansions in existing hospitals to meet growing demand in certain markets. In addition, while we do not have any near-term refinancing requirements until 2015 when our revolver matures (see the "Liquidity and Capital Resources" section of this Item), our 10.75% Senior Notes due 2016 have an initial call date of June 15, 2011 and represent our most attractive debt repayment/refinancing opportunity.

As discussed above, we believe some patients with medical conditions that are discretionary in nature are forgoing treatment during this period of economic uncertainty. If this trend continues throughout 2011, our same-store discharge growth may be affected. However, we believe our strategic differentiation, as discussed above and in Item 1, *Business*, "Overview of the Company – Competitive Strengths," will allow us to increase total discharges at an annual rate of 2.5% to 3.5%, exclusive of acquisitions, thereby continuing our track record of gaining market share. In addition, we will continue to look for appropriate markets for de-novo sites, acquisitions, and joint ventures.

Healthcare providers are under increasing pressure to control costs. We take this challenge seriously and pride ourselves in our ability to provide high-quality, cost-effective care. We will continue to focus on ensuring we provide high-quality care and finding efficiencies in our cost structure at both the corporate and operational levels in an effort to remain competitive. With this in mind, we will make certain investments in our core business in 2011. One investment that began in 2010 and will continue in 2011 is the piloting of an electronic clinical information system in our new hospital in Loudoun County, Virginia, as well as pilots of this system at two additional hospitals. This is an initial, two-year pilot program aimed at gaining a better understanding of the value of a potential company-wide implementation beginning in 2012. In addition, we will continue our company-wide initiative of developing best practices for different components of our operational structure. During 2010, we made an investment in our case management function that will continue in 2011 with a company-wide implementation of our findings. Our case managers are critical to our delivery system, as they coordinate the care plan and communication among the patient, the patient's family, the hospital's treatment team, and payors. It also should be noted that as we bring both acquired and de-novo hospitals online, our expenses may outpace revenues at these hospitals for a short period.

Our largest costs are our *Salaries and benefits*, and they represent our investment in our most valuable resource: our employees. We will continue to monitor the labor market and will make appropriate adjustments to remain competitive in this challenging environment while remaining committed to our goal of being a high-quality, cost-effective provider of inpatient rehabilitative services.

As discussed previously, healthcare has long been a highly regulated industry, and the inpatient rehabilitation sector is no exception. Successful healthcare providers are those who provide high-quality care and have the capabilities to adapt to changes in the regulatory environment. We believe we have the necessary capabilities – scale, infrastructure, and management – to adapt and succeed in a highly regulated industry, and we have a proven track record of being able to do so. We are confident, based on our track record, we will be able to adapt to whatever changes may impact our industry, including those discussed above related to healthcare reform.

Although we believe HealthSouth's business outlook is positive, we continue to monitor the economic and regulatory climates and focus on initiatives designed to control costs. We anticipate we will be able to continue to generate strong cash flows that will be directed toward debt reduction and opportunistic, disciplined expansion of our inpatient business, which we believe will bring long-term, sustainable growth and returns to our stockholders.

Results of Operations

During 2010, 2009, and 2008, we derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Medicare	70.5%	67.9%	67.2%
Medicaid	1.7%	2.1%	2.2%
Workers' compensation	1.6%	1.6%	2.1%
Managed care and other discount plans	21.5%	23.1%	22.4%
Other third-party payors	2.3%	2.7%	3.5%
Patients	1.2%	1.2%	1.0%
Other income	1.2%	1.4%	1.6%
Total	100.0%	100.0%	100.0%

Our payor mix is weighted heavily towards Medicare. Our hospitals receive Medicare reimbursements under IRF-PPS. Under IRF-PPS, our hospitals receive fixed payment amounts per discharge based on certain rehabilitation impairment categories established by HHS. With IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, low-cost providers. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

Under IRF-PPS, hospitals are reimbursed on a "per discharge" basis. Thus, the number of patient discharges is a key metric utilized by management to monitor and evaluate our performance. The number of outpatient visits is also tracked in order to measure the volume of outpatient activity each period.

From 2008 through 2010, our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
	(In Millions)				
Net operating revenues	$ 1,999.3	$ 1,911.1	$ 1,829.5	4.6%	4.5%
Operating expenses:					
Salaries and benefits	982.3	948.8	928.2	3.5%	2.2%
Other operating expenses	292.8	271.4	265.5	7.9%	2.2%
General and administrative expenses	106.2	104.5	105.5	1.6%	(0.9%)
Supplies	114.9	112.4	108.2	2.2%	3.9%
Depreciation and amortization	76.4	70.9	82.4	7.8%	(14.0%)
Gain on UBS Settlement	-	-	(121.3)	N/A	(100.0%)
Occupancy costs	47.7	47.6	48.8	0.2%	(2.5%)
Provision for doubtful accounts	18.5	33.1	27.0	(44.1%)	22.6%
Loss on disposal of assets	1.5	3.5	2.0	(57.1%)	75.0%
Government, class action, and related settlements	1.1	36.7	(67.2)	(97.0%)	(154.6%)
Professional fees—accounting, tax, and legal	17.2	8.8	44.4	95.5%	(80.2%)
Total operating expenses	1,658.6	1,637.7	1,423.5	1.3%	15.0%
Loss on early extinguishment of debt	12.3	12.5	5.9	(1.6%)	111.9%
Interest expense and amortization of debt discounts and fees	125.9	125.8	159.5	0.1%	(21.1%)
Other income	(4.6)	(3.4)	-	35.3%	N/A
Loss on interest rate swaps	13.3	19.6	55.7	(32.1%)	(64.8%)
Equity in net income of nonconsolidated affiliates	(10.1)	(4.6)	(10.6)	119.6%	(56.6%)
Income from continuing operations before income tax benefit	203.9	123.5	195.5	65.1%	(36.8%)
Provision for income tax benefit	(736.6)	(3.2)	(70.1)	22,918.8%	(95.4%)
Income from continuing operations	940.5	126.7	265.6	642.3%	(52.3%)
(Loss) income from discontinued operations, net of tax	(0.7)	2.1	16.2	(133.3%)	(87.0%)
Net income	939.8	128.8	281.8	629.7%	(54.3%)
Less: Net income attributable to noncontrolling interests	(40.8)	(34.0)	(29.4)	20.0%	15.6%
Net income attributable to HealthSouth	$ 899.0	$ 94.8	$ 252.4	848.3%	(62.4%)

Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2010	2009	2008
Salaries and benefits	49.1%	49.6%	50.7%
Other operating expenses	14.6%	14.2%	14.5%
General and administrative expenses	5.3%	5.5%	5.8%
Supplies	5.7%	5.9%	5.9%
Depreciation and amortization	3.8%	3.7%	4.5%
Gain on UBS Settlement	0.0%	0.0%	(6.6%)
Occupancy costs	2.4%	2.5%	2.7%
Provision for doubtful accounts	0.9%	1.7%	1.5%
Loss on disposal of assets	0.1%	0.2%	0.1%
Government, class action, and related settlements	0.1%	1.9%	(3.7%)
Professional fees—accounting, tax, and legal	0.9%	0.5%	2.4%
Total	83.0%	85.7%	77.8%

Additional information regarding our operating results for the years ended December 31, 2010, 2009, and 2008 is as follows:

	For the Year Ended December 31,		
	2010	2009	2008
		(In Millions)	
Net patient revenue—inpatient	$ 1,841.2	$ 1,743.4	$ 1,651.7
Net patient revenue—outpatient and other revenues	158.1	167.7	177.8
Net operating revenues	$ 1,999.3	$ 1,911.1	$ 1,829.5
		(Actual Amounts)	
Discharges	116,153	112,975	107,184
Outpatient visits	1,026,938	1,122,545	1,218,926
Average length of stay	14.1 days	14.3 days	14.7 days
Occupancy %	66.7%	67.3%	66.8%
# of licensed beds	6,745	6,572	6,463
Full-time equivalents*	15,651	15,504	15,473

* Excludes 396, 393, and 410 full-time equivalents for the years ended December 31, 2010, 2009, and 2008, respectively, who are considered part of corporate overhead with their salaries and benefits included in *General and administrative expenses* in our consolidated statements of operations. Full-time equivalents included in the above table represent HealthSouth employees who participate in or support the operations of our hospitals and exclude an estimate of full-time equivalents related to contract labor.

Our occupancy percentage decreased in 2010 due to the addition of newly licensed beds, including 90 beds that came on-line in June 2010 and 75 beds that came on-line during the third quarter of 2010.

In the discussion that follows, we use "same-store" comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same-store comparisons based on hospitals open throughout both the full current period and prior periods presented. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

Net Operating Revenues

Our consolidated *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other non-patient care services. These other revenues approximated 1.2%, 1.4%, and 1.6% of consolidated *Net operating revenues* for the years ended December 31, 2010, 2009, and 2008, respectively.

Net patient revenue from our hospitals was 5.6% higher for the year ended December 31, 2010 than the year ended December 31, 2009. This increase was attributable to a 2.8% increase in patient discharges and higher net patient revenue per discharge. The growth in inpatient discharges primarily resulted from continued market share gains, including new hospitals. Same-store discharges were 1.2% higher year over year. Net patient revenue per discharge increased year over year primarily due to the pricing changes that are part of the 2011 Rule and 2010 Rule, as discussed above, as well as improved pricing from managed care payors.

Net patient revenue from our hospitals was 5.6% higher in 2009 than 2008. The increase was primarily attributable to a 5.4% year-over-year increase in patient discharges. Same-store discharges were 4.8% higher in 2009 than 2008. Net patient revenue per discharge increased from 2008 to 2009 due primarily to higher average acuity for the patients we served.

When comparing our 2009 revenues to our 2008 revenues, it is important to remember that our *Net operating revenues* were negatively impacted in 2009 and 2008 by the pricing roll-back that was part of the 2007 Medicare Act discussed in Item 1, Business, "Sources of Revenue – Medicare Reimbursement" of this report. The pricing roll-back was effective from April 1, 2008 until September 30, 2009. However, as reported previously, the roll-out of our TeamWorks initiative in 2008 produced results that yielded an increase in patient discharges in each quarter of 2008. During the latter part of 2008 and early 2009, we implemented a sustainability module to ensure the operational initiatives from the start-up phase of the TeamWorks project remained embedded at our hospitals. This continued focus on the TeamWorks initiative, coupled with the dedication and hard work of our employees, allowed us to continue to generate discharge growth throughout 2009, in spite of the difficult comparisons to 2008's growth. This growth in discharges helped mitigate the negative impact of the pricing roll-back.

Decreased outpatient volumes in all periods presented resulted primarily from the closure of outpatient satellite clinics in prior periods. Challenges in securing therapy staffing in certain markets and continued competition from physicians offering physical therapy services within their own offices also contributed to the decline. During 2010, outpatient visit cancellations caused by the severe winter storms in some of our northeast and mid-Atlantic markets in the first quarter of 2010 also contributed to the decreased volume. As of December 31, 2010, 2009, and 2008, we operated 32, 40, and 50 outpatient satellite clinics, respectively.

As discussed above, the market basket increase of 2.5% IRFs received on October 1, 2009 was reduced to 2.25% effective April 1, 2010. As also discussed above, IRFs received a market basket update of 2.5% under the 2011 Rule effective October 1, 2010. However, this market basket update was reduced to 2.25% under the requirements of the 2010 Healthcare Reform Laws.

Salaries and Benefits

Salaries and benefits represent the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including an estimate of full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period. The number of occupied beds is determined by multiplying the number of licensed beds by our occupancy percentage. For the years ended December 31, 2010, 2009, and 2008, our EPOB was 3.50, 3.53, and 3.62, respectively, or a year-over-year improvement of 0.8% and 2.5% in 2010 and 2009, respectively.

Salaries and benefits increased from 2009 to 2010 as a result of an approximate 2.3% merit increase provided to employees on October 1, 2009, an increase in the number of full-time equivalents as a result of our development activities, as discussed above, and a change in the mix of licensed versus non-licensed employees. The process of standardizing our labor practices across all of our hospitals, which we began in 2009 with the roll-out of a new labor management system, and the implementation of the new coverage requirements that became effective January 1, 2010 have decreased the use of non-licensed employees, which increased our average cost per full-time equivalent.

Salaries and benefits as a percent of *Net operating revenues* in 2010 continued to be positively impacted by continued improvement in labor productivity, a reduction in self-insured workers' compensation costs due to revised actuarial estimates, and the Medicare pricing changes that became effective on October 1, 2009. These positive impacts were offset by the decline in outpatient revenues, as discussed above, as well as an increase in the number of full-time equivalents at new or newly acquired hospitals who were ramping up operations during 2010.

During late 2008, we addressed our comprehensive benefits package and made refinements that allowed us, and continue to allow us, to remain competitive in this challenging staffing environment while also being consistent with our goal of being a high-quality, low-cost provider of inpatient rehabilitative services. Such refinements included, but were not limited to, passing along a portion of the increased costs associated with medical plan benefits to our employees and reducing certain aspects of our paid-time-off program. Also, as a result of our recruiting and retention efforts, costs associated with contract labor decreased in 2009. As a result, *Salaries and benefits* as a percent of *Net operating revenues* decreased from 2008 to 2009.

As it is routine to provide merit increases to our employees on October 1 of each year, which normally coincides with our annual Medicare pricing adjustment, we provided an approximate 2% merit increase to our employees effective October 1, 2010.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, utilities, insurance, professional fees, and repairs and maintenance.

Other operating expenses in 2010 increased over 2009 due primarily to increased self-insurance costs associated with professional and general liability claims and investments we made in our core business in 2010, including the investment in our case management function, as discussed above. As a result of the jury verdict discussed in Note 22, *Contingencies and Other Commitments*, "Other Litigation," to the accompanying consolidated financial statements, we recorded a $4.6 million charge to *Other operating expenses* during the second quarter of 2010. In addition, we update our actuarial estimates surrounding our self-insurance reserves in June and December of each year. During 2010, we recorded a $7.6 million increase in self-insurance costs associated with professional and general liability risks due to revised actuarial estimates that primarily resulted from an increase in expected losses on a subset of claims in our recent claims history.

Other operating expenses were higher during 2009 than in 2008 primarily due to increased patient volumes and the year-over-year impact of a reduction in self-insurance costs. In 2008, we experienced a reduction in self-insurance costs related to professional and general liability risks due to revised actuarial estimates that resulted from current claims history and industry-wide loss development trends.

Other operating expenses in 2008 included an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets.

For additional information, see Note 15, *Fair Value Measurements*, and Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, corporate accounting, human resources, internal audit and controls, and legal services that are managed from our corporate headquarters in Birmingham, Alabama. These expenses also include all stock-based compensation expenses.

General and administrative expenses as a percent of *Net operating revenues* decreased from 2009 to 2010 primarily as a result of effective expense management and our increasing revenue base. *General and administrative expenses* as a percent of *Net operating revenues* decreased from 2008 to 2009 due primarily to a reduction in corporate-related, full-time equivalents and moving certain processes "in-house" versus using external consultants and professionals.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. These costs include pharmaceuticals, food, needles, bandages, and other similar items. *Supplies* expense decreased as a percent of *Net operating revenues* from 2009 to 2010 due to our supply chain efforts and our continual focus on monitoring and actively managing pharmaceutical costs, as well as our increasing revenue base. *Supplies* expense as a percent of *Net operating revenues* was flat from 2008 to 2009.

Depreciation and Amortization

Depreciation and amortization increased from 2009 to 2010 primarily as a result of increased capital expenditures in 2009.

Depreciation and amortization for the year ended December 31, 2008 included a charge related to the accelerated depreciation of our corporate campus so that the net book value of the corporate campus equaled the net proceeds we received on the transaction's closing date. The decrease in *Depreciation and amortization* from 2008 to 2009 primarily resulted from this transaction. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

As we continue to grow and expand our inpatient rehabilitation business, we expect our depreciation and amortization charges to increase going forward.

Gain on UBS Settlement

As discussed in more detail in Note 21, *Settlements*, to the accompanying consolidated financial statements, we entered into an agreement with UBS Securities to settle litigation filed by the derivative plaintiffs on the Company's behalf. Under the settlement, $100.0 million in cash previously paid into escrow by UBS Securities and its insurance carriers was released to us, and we received a release of all claims by UBS Securities, including the release and satisfaction of an approximate $31 million judgment in favor of an affiliate of UBS Securities related to a loan guarantee.

Out of the $100.0 million cash settlement proceeds received from UBS Securities and its insurance carriers, we were obligated to pay $26.2 million in fees and expenses to the derivative plaintiffs' attorneys and are obligated to pay 25% of the net proceeds, after deducting all of our costs and expenses in connection with the derivative litigation, to the plaintiffs in the consolidated securities litigation. See this Item, "Results of Operations – Government, Class Action, and Related Settlements Expense" and "Results of Operations – Professional Fees—Accounting, Tax, and Legal," for additional information.

As a result of this settlement, we recorded a $121.3 million gain in our consolidated statement of operations for the year ended December 31, 2008. This gain was comprised of the $100.0 million cash portion of the settlement plus the principal portion of the above referenced loan guarantee.

Occupancy Costs

Occupancy costs include amounts paid for rent associated with leased hospitals and outpatient rehabilitation satellite clinics, including common area maintenance and similar charges. These costs did not change significantly in the periods presented.

Provision for Doubtful Accounts

As disclosed previously, we have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We appeal most of these denials and have experienced a strong success rate for claims that have completed the appeals process. While our success rate is a positive reflection of the medical necessity of the applicable patients, the appeal process can take in excess of one year, and we cannot provide assurance as to the ongoing and future success of our appeals. As such, we make provisions against these receivables in accordance with our accounting policy that necessarily considers the age of the receivables under appeal as part of our *Provision for doubtful accounts*.

From 2008 to 2009, our *Provision for doubtful accounts* increased as a percentage of *Net operating revenues* due primarily to the aging of these types of claims. Medicare contractors ceased these denials in the latter part of 2009, which resulted in a decrease in our *Provision for doubtful accounts* as a percent of *Net operating revenues* from 2009 to 2010. During 2010, our recovery of previously denied claims exceeded the dollar value of new claims added to our outstanding receivables balance by $4.5 million. In addition, we have enhanced the processes around the capture and recovery of Medicare-related bad debts. Subsequent recoveries are recorded via the *Provision for doubtful accounts*.

Certain Medicare contractors reinstituted denials of certain diagnosis codes during the second quarter of 2010. We may experience volatility in our *Provision for doubtful accounts* as a percent of *Net operating revenues* as claims are denied and the related receivables age during the appeals process.

Loss on Disposal of Assets

The *Loss on disposal of assets* in each year presented primarily resulted from various equipment disposals throughout each period and the write-off of certain assets as we updated, or "refreshed," some of our hospitals. For the year ended December 31, 2009, it also included losses associated with our write-down of certain assets held for sale to their estimated fair value based on offers we received from third parties to acquire the assets. For additional information, see Note 15, *Fair Value Measurements*, to the accompanying consolidated financial statements.

Government, Class Action, and Related Settlements

During 2010, HealthSouth was relieved of its contractual obligation to continue paying premiums on certain split dollar life insurance policies on the life of Richard M. Scrushy, our former chairman and chief executive officer. The split dollar life insurance policies were owned by trusts established by Mr. Scrushy for the benefit of his children. During 2010, the split dollar policies were terminated and their net cash surrender proceeds in the amount of approximately $2 million was divided among HealthSouth, Mr. Scrushy's wife, and the Scrushy children's trusts. We recorded a $1.1 million charge as part of *Government, class action, and related settlements* in 2010 associated with this obligation.

The majority of the amounts recorded as *Government, class action, and related settlements* in 2009 and 2008 resulted from changes in the fair value of our common stock and the associated common stock warrants underlying our securities litigation settlement. Prior to the issuance of these shares of common stock and common stock warrants on September 30, 2009, at each period end, we adjusted our liability for this settlement based on the value of our common stock and the associated common stock warrants. To the extent the price of our common stock increased, we would increase our liability and record losses. When the price of our common stock decreased, we would reduce our liability and record gains. The final fair value adjustment related to these shares and warrants was made in 2009 when we issued the underlying common stock and common stock warrants. See Note 21, *Settlements*, to the accompanying consolidated financial statements for additional information.

Government, class action, and related settlements for the year ended December 31, 2009 included a $37.2 million increase in the liability associated with our securities litigation settlement based on the value of our common stock and the associated common stock warrants underlying this settlement. *Government, class action, and related settlements* for 2009 also included a net gain of $0.5 million associated with certain settlements and other matters discussed in Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Government, class action, and related settlements for the year ended December 31, 2008 included an $85.2 million decrease in the liability associated with our securities litigation settlement based on the value of our common stock and the associated common stock warrants underlying this settlement. *Government, class action, and related settlements* also included a net charge of $18.0 million during 2008 for certain settlements and indemnification obligations. These obligations primarily related to amounts owed to the derivative plaintiffs in our securities litigation settlement as a result of the UBS Settlement discussed in Note 21, *Settlements*, to the accompanying consolidated financial statements. As discussed in that note, the derivative plaintiffs are entitled to 25% of any net recoveries from judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy, Ernst & Young LLP, and UBS Securities.

For additional information, see Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Professional Fees—Accounting, Tax, and Legal

In 2010, *Professional fees—accounting, tax, and legal* related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues.

As discussed in Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, in June 2009, a court ruled that Mr. Scrushy committed fraud and breached his fiduciary duties during his time with HealthSouth. Based on this judgment, we have no obligation to indemnify him for any litigation costs. Therefore, we reversed the remainder of our accrual for his legal fees, which resulted in a reduction in *Professional fees—accounting, tax, and legal* of $6.5 million during the year ended December 31, 2009.

Excluding the reversal of accrued fees discussed above, *Professional fees—accounting, tax, and legal* for 2009 related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims.

Professional fees—accounting, tax, and legal for the year ended December 31, 2008 related primarily to legal fees for continued litigation and support matters arising from our prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. Specifically, these fees included the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 21, *Settlements*, to the accompanying consolidated financial statements.

See Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for a description of our continued litigation and support matters arising from our prior reporting and restatement issues.

Loss on Early Extinguishment of Debt

As discussed in Note 8, *Long-term debt,* to the accompanying consolidated financial statements, during 2010 we completed refinancing transactions in which we issued $275.0 million of 7.25% Senior Notes due 2018, issued $250.0 million of 7.75% Senior Notes due 2022, and replaced our former credit agreement with a new amended and restated credit agreement. During 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and used the net proceeds from this transaction, along with cash on hand, to tender for and redeem all Floating Rate Senior Notes due 2014 outstanding at that time. During 2009 and 2008, we also used the net proceeds from various non-operating sources of cash, as well as available cash, to pay down long-term debt. The amounts included in *Loss on early extinguishment of debt* in each year are a result of these transactions.

Interest Expense and Amortization of Debt Discounts and Fees

As discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, as well as in Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*, we effectively converted $884 million of variable rate interest to a fixed rate via interest rate swaps that are not designated as hedges. Because these swaps are not designated as hedges, the line item *Interest expense and amortization of debt discounts and fees*, has historically benefitted from lower interest rates. However, lower rates generated increased payments on our interest rate swaps and increased amounts included in the line item *Loss on interest rate swaps*. These interest rate swaps will terminate in March 2011.

Interest expense and amortization of debt discounts and fees was flat from 2009 to 2010. The increase in our average interest rate from 7.0% in 2009 to 7.4% in 2010 was offset by lower average borrowings year over year.

Approximately $17.4 million of the decrease in *Interest expense and amortization of debt discounts and fees* from 2008 to 2009 was due to a decrease in our average interest rate year over year. Our average interest rate was 7.0% during 2009 compared to an average rate of 8.0% during 2008. The remainder of the decrease was due to lower average borrowings which resulted from the debt reductions discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements and the "Liquidity and Capital Resources" section of this Item for a discussion of the refinancing transactions we completed in October 2010. As part of these transactions, we repaid Tranche A and Tranche B of our term loan facility, which accrued interest at rates of 2.5% and 4.0% per annum, respectively, at the time they were extinguished, primarily using the net proceeds from $275 million of senior notes that accrue interest at 7.25% per annum and $250 million of senior notes that accrue interest at 7.75% per annum. The higher interest rate on the new senior notes relative to the term loans will cause interest expense to increase in subsequent periods.

Other Income

Other income is primarily comprised of interest income and gains and losses on sales of investments. In 2009 and 2008, *Other income* also included $1.4 million and $1.8 million, respectively, of impairment charges associated with our marketable equity securities and certain other cost method investments. See Note 3, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

Loss on Interest Rate Swaps

Our *Loss on interest rate swaps* in each year represents amounts recorded related to the fair value adjustments and quarterly settlements recorded for our interest rate swaps that are not designated as hedges. The net loss recorded in each year presented represents the change in the market's expectations for interest rates over the remaining term of the swap agreements. To the extent the expected LIBOR rates increase, we will record net gains. When expected LIBOR rates decrease, we will record net losses. In addition, *Loss on interest rate swaps* also includes any ineffectiveness associated with our former two forward-starting interest rate swaps that were designated as hedges.

In association with the refinancing transactions discussed in Note 8, *Long-term Debt,* to the accompanying consolidated financial statements and the "Liquidity and Capital Resources" section of this Item, in September 2010, we gave a termination notice to the counterparties to our two forward-starting interest rate swaps. Accordingly, during 2010, we reclassified the existing cumulative loss associated with these two swaps, or $4.6 million, from *Accumulated other comprehensive income* to earnings in the line titled *Loss on interest rate swaps.* In addition, we recorded a $2.3 million charge associated with the settlement payment to the counterparties as part of *Loss on interest rate swaps* during 2010. In October 2010, an unwind fee of $6.9 million was paid to the counterparties under these agreements to effect the termination. See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements for additional information.

During the years ended December 31, 2010, 2009, and 2008, we made net cash settlement payments of $44.7 million, $42.2 million, and $20.7 million, respectively, to our counterparties of our two remaining interest rate swaps that are not designated as hedges. The net payment obligations on our interest rate swaps reflect the difference between the fixed rate we pay (5.2%) and the three-month LIBOR rate we receive. Three-month LIBOR declined significantly in the first quarter of 2008 and again in the fourth quarter of 2008 leading to increases in our net payment obligations in 2008, 2009, and 2010. Our two remaining interest rate swaps that are not designated as hedges will terminate in March 2011. For additional information regarding these interest rate swaps, see Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

Equity in Net Income of Nonconsolidated Affiliates

As discussed above and in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements, *Equity in net income of nonconsolidated affiliates* for 2009 included an out-of-period adjustment associated with a facility we account for using the equity method of accounting. This adjustment created a charge of approximately $4.5 million for the year ended December 31, 2009.

Income from Continuing Operations Before Income Tax Benefit

Our *Income from continuing operations before income tax benefit* ("pre-tax income from continuing operations") for 2010, 2009, and 2008 included net losses (gains) of $1.1 million, $36.7 million, and ($188.5) million, respectively, related to *Government, class action, and related settlements*, including the gain on the UBS Settlement (see Note 21, *Settlements*, to the accompanying consolidated financial statements). Pre-tax income from continuing operations for 2010, 2009, and 2008 also included $17.2 million, $8.8 million, and $44.4 million, respectively, of expenses associated with *Professional fees—accounting, tax, and legal*, as discussed above. It also included losses of $13.3 million, $19.6 million, and $55.7 million, respectively, associated with our interest rate swaps that are not designated as hedges (see Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements).

Excluding these items, the improvement in pre-tax income from continuing operations from 2009 to 2010 resulted from increased revenues, disciplined expense management, and a favorable bad debt trend. While offset slightly by the increase in self-insurance costs associated with professional and general liability claims, the decrease in *Salaries and benefits* and the *Provision for doubtful accounts* as a percent of *Net operating revenues* resulted in improved flow through to pre-tax income from continuing operations.

Excluding these items, the improvement in pre-tax income from continuing operations from 2008 to 2009 resulted from an increase in *Net operating revenues*, a decrease in depreciation, and a decrease in interest expense.

Provision for Income Tax Benefit

The change in our *Provision for income tax benefit* from 2009 to 2010 was due primarily to a reduction in our valuation allowance. In 2007, the Company completed the divestitures of its surgery centers, outpatient, and diagnostic divisions, thus strategically repositioning itself to be the largest "pure-play" provider in the inpatient rehabilitation industry. With our business now focused on providing primarily inpatient rehabilitative services, 2008 marked the first year we generated pre-tax income from continuing operations. This trend of positive pre-tax income from continuing operations continued in 2009 and 2010, providing us with positive evidence of pre-tax income from continuing operations on a three-year look-back basis. In addition, in the fourth quarter of 2010, we completed our forecast of future earnings which includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Our forecast, which we believe is based on reasonable assumptions for matters known to us at this time, indicates our ability to sustain future earnings. In addition, we considered forecasted reversals of deferred tax liabilities and potential tax planning strategies in our analysis. Accordingly, based on the weight of available evidence including our generation of pre-tax income from continuing operations in recent years, our forecast of future earnings, and our ability to sustain a core level of earnings, we determined, in the fourth quarter of 2010, it is more likely than not a substantial portion of our deferred tax assets will be realized on a federal basis and in certain state jurisdictions in the future and decreased our valuation allowance by $825.4 million to $112.7 million through our *Provision for income tax benefit* in our consolidated statement of operations.

In certain state jurisdictions, we do not expect to generate sufficient income to use all of the available operating loss carryforwards prior to their expiration. This determination is based on our evaluation of all available evidence in these jurisdictions including results of operations during the preceding three years, our forecast of future earnings, and prudent tax planning strategies. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable state tax jurisdiction, or if the timing of future tax deductions differs from our expectations. See also the "Critical Accounting Policies" section of this Item and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

The change in our income tax benefit from 2008 to 2009 was due primarily to the recovery of federal income taxes and related interest in 2008, as discussed in Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Our *Provision for income tax benefit* in 2010 included the following: (1) net deferred income tax benefit of $738.5 million primarily attributable to the reduction in our valuation allowance, as discussed above, and (2) current income tax benefit of $10.3 million primarily attributable to a reduction in unrecognized tax benefits due to settlements with state taxing authorities and the lapse of the applicable statute of limitations for certain claims offset by (3) current income tax expense of $12.2 million primarily attributable to state income tax expense of subsidiaries which have separate state filing requirements and federal income taxes for subsidiaries not included in our federal consolidated income tax return.

Our *Provision for income tax benefit* in 2009 included the following: (1) current income tax benefit of $16.4 million primarily attributable to state income tax refunds received, or expected to be received, offset by (2) current income tax expense of $9.1 million attributable to state income tax expense of subsidiaries which have separate state filing requirements and federal income taxes for subsidiaries not included in our federal consolidated income tax return and (3) deferred income tax expense of $4.1 million attributable to increases in basis differences of certain indefinite-lived liabilities and a decrease in our deferred tax asset related to the alternative minimum tax refundable tax credit.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests represents the share of net income or loss allocated to members or partners in our consolidated affiliates. Fluctuations in these amounts are primarily driven by the financial performance of the applicable hospital population each period. These amounts increased from 2009 to 2010 due primarily to bed additions at partnership hospitals and one hospital that was wholly owned prior to becoming a partnership in the fourth quarter of 2009.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. While we believe the current economic climate may help to moderate wage increases in the near term, there can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, suppliers pass along rising costs to us in the form of higher prices. While we currently are able to accommodate increased pricing related to supplies, especially pharmaceutical costs, and other operating expenses, we cannot predict our ability to cover future cost increases. Adherence to cost containment should allow us to manage the effects of inflation on future operating results.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

Relationships and Transactions with Related Parties

Related party transactions are not material to our operations, and therefore, are not presented as a separate discussion within this Item.

Results of Discontinued Operations

The operating results of discontinued operations, by division and in total, are as follows (in millions):

	Year Ended December 31,		
	2010	2009	2008
HealthSouth Corporation:			
Net operating revenues	$ 0.9	$ 9.8	$ 28.3
Costs and expenses	3.2	13.4	31.6
Impairments	0.6	4.0	10.0
Loss from discontinued operations	(2.9)	(7.6)	(13.3)
Loss on disposal of assets of discontinued operations	(0.9)	(0.4)	(0.1)
Income tax benefit (expense)	1.2	(0.1)	(0.1)
Loss from discontinued operations, net of tax	$ (2.6)	$ (8.1)	$ (13.5)
Other:			
Net operating revenues	$ 1.1	$ 8.0	$ 13.4
Costs and expenses	(2.1)	12.4	4.6
Impairments	-	-	1.8
Income (loss) from discontinued operations	3.2	(4.4)	7.0
(Loss) gain on disposal of assets of discontinued operations	(0.3)	0.8	0.2
Net gain on divestitures of divisions	-	13.4	18.7
Income tax (expense) benefit	(1.0)	0.4	3.8
Income from discontinued operations, net of tax	$ 1.9	$ 10.2	$ 29.7
Total:			
Net operating revenues	$ 2.0	$ 17.8	$ 41.7
Costs and expenses	1.1	25.8	36.2
Impairments	0.6	4.0	11.8
Income (loss) from discontinued operations	0.3	(12.0)	(6.3)
(Loss) gain on disposal of assets of discontinued operations	(1.2)	0.4	0.1
Net gain on divestitures of divisions	-	13.4	18.7
Income tax benefit	0.2	0.3	3.7
(Loss) income from discontinued operations, net of tax	$ (0.7)	$ 2.1	$ 16.2

HealthSouth Corporation. Our results of discontinued operations primarily included the operations of the following hospitals: Union LTCH (closed in February 2007); Alexandria LTCH (sold in May 2007); Winnfield LTCH (sold in August 2007); Terre Haute LTCH (closed in August 2007); Dallas Medical Center (closed in October 2008); and our hospital in Baton Rouge, Louisiana (sold in January 2010). These results also included the operations of our electro-shock wave lithotripter units (sold in June 2007), our gamma knife radiosurgery center in Texas (lease expired in July 2008), and certain other properties (leases terminated in the first quarter of 2009). The decrease in net operating revenues and costs and expenses in each period presented were due primarily to the performance and eventual sale or closure of these facilities and properties.

During 2010, we recorded an impairment charge of $0.6 million related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at this closed facility primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals. During 2009, we recorded an impairment charge of $4.0 million related to our hospital in Baton Rouge, Louisiana that qualified to be reported as discontinued operations in 2009 and was sold in January 2010. We determined the fair value of the impaired long-lived assets at the hospital based on an offer from a third party to purchase the assets. During 2008, we recorded impairment charges of $10.0 million. The majority of these charges related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area.

Other. Results of discontinued operations in "other" primarily included the results of operations of our former surgery centers, outpatient and diagnostic divisions.

We closed the transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC") on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. In August and November 2007, we received approval and transferred the applicable facilities in Connecticut and Rhode Island, respectively, and in January 2008, we received approval for the change in control of five of the six Illinois facilities. Approval for the sixth Illinois facility was obtained in the fourth quarter of 2009. No portion of the purchase price was withheld at closing pending the transfer of these facilities. As a result of the transfer of the five Illinois facilities during the first quarter of 2008, we recorded a gain on disposal of $19.3 million. An additional gain of $13.4 million was recorded in the fourth quarter of 2009 when the final Illinois facility was transferred to ASC.

We sold our outpatient division to Select Medical in 2007. We closed the transaction to sell our diagnostic division to The Gores Group in July 2007, other than with respect to one facility for which approval for the transfer had not yet been received as of such date. During the first quarter of 2008, we received approval for the transfer of the remaining facility to The Gores Group.

The change in operating results for these divisions for all periods presented resulted from the divestiture activity discussed above.

See also Note 18, *Assets Held for Sale and Results of Discontinued Operations*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility.

2010 Refinancing Transactions

The objectives of our capital structure strategy are to ensure we maintain adequate liquidity and flexibility. Maintaining adequate liquidity includes supporting the execution of our operating and strategic plans and allowing us to weather temporary disruptions in the capital and credit markets and general business environment. Enhancing the flexibility of our capital structure includes reducing our refinancing risks within any single, 24-month interval, allowing for debt prepayments with excess cash flows, and loosening or eliminating certain restrictive terms associated with our historic credit agreement.

Consistent with these objectives, during October 2010, we completed a public offering of $275 million in aggregate principal amount of 7.25% senior notes due 2018 and $250 million in aggregate principal amount of 7.75% senior notes due 2022. The net proceeds from the notes offering along with $128.6 million of cash on hand were used to repay amounts outstanding under our term loan facility that was part of our then–existing credit agreement. In addition, in October 2010, we replaced our existing credit agreement with a new credit agreement that matures in 2015 and provides us with a $500 million revolving credit facility, including a $260 million letter of credit subfacility. At closing, we drew $100 million on the new revolving credit facility and used it, along with available cash, to repay all remaining amounts outstanding under the former term loan facility.

As a result of the 2010 refinancing transactions, we improved our overall debt profile by extending debt maturities and reducing floating interest rate exposure. We also amended certain other terms of our historic credit agreement to make the new credit agreement more consistent with our current financial position, including the loosening of terms to allow for debt prepayments with excess cash flows.

In addition, we terminated our two forward-starting interest rate swaps which hedged forecasted variable cash flows associated with the former term loan facility. In October 2010, an unwind fee of $6.9 million was paid to the counterparties under these agreements to effect the termination.

Current Liquidity

As of December 31, 2010, we had $48.4 million in *Cash and cash equivalents*. This amount excludes $36.5 million in *Restricted cash* and $37.5 million of restricted marketable securities ($19.3 million of restricted marketable securities are included in *Other long-term assets* in our consolidated balance sheet). Our restricted assets pertain primarily to obligations associated with our captive insurance company, as well as obligations we have under agreements with external partners. Throughout 2010, we continued to generate strong cash flows from operations. In addition, we also negotiated with certain of our external partners to release restrictions placed on the joint ventures' cash which allowed us to manage and control the use of the joint ventures' cash (see Note 3, *Cash and Marketable Securities*, to the accompanying consolidated financial statements). While our cash flows remained strong, we experienced a net decrease in *Cash and cash equivalents* year over year primarily due to $34.1 million used for acquisitions, net debt repayments of approximately $163 million throughout 2010, and $26.2 million of fees associated with the 2010 refinancing transactions, including the fees associated with the termination of two interest rate swaps, as discussed above.

In addition to *Cash and cash equivalents*, as of December 31, 2010, we had approximately $376 million available to us under our revolving credit facility. Our credit agreement governs the majority of our senior secured borrowing capacity and contains financial covenants that include a leverage ratio and an interest coverage ratio. Our leverage ratio is defined in our credit agreement as the ratio of consolidated total debt (less up to $75 million of cash on hand) to Adjusted EBITDA for the trailing four quarters. Our interest coverage ratio is defined in our credit agreement as the ratio of Adjusted EBITDA to consolidated interest expense, excluding the amortization of financing fees, for the trailing four quarters. As of December 31, 2010, the maximum leverage ratio requirement per our credit agreement was 5.0x and the minimum interest coverage ratio requirement was 2.5x, and we were in compliance with these covenants.

See the "Adjusted EBITDA" section below for additional information related to the calculation of Adjusted EBITDA in accordance with our credit agreement. Using the definition of Adjusted EBITDA as presented herein, our leverage ratio was 3.5x and our interest coverage ratio was 3.5x as of December 31, 2010.

We have scheduled principal payments of $14.5 million and $14.3 million in 2011 and 2012, respectively, related to long-term debt obligations (see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements). We do not face near-term refinancing risk, as our revolving credit facility does not mature until 2015, and the majority of our bonds are not due until 2016 and beyond.

See Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

As noted above, our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility. The following table shows the cash flows provided by or used in operating, investing, and financing activities for the years ended December 31, 2010, 2009, and 2008, as well as the effect of exchange rates for 2008 (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Net cash provided by operating activities	$ 331.0	$ 406.1	$ 227.2
Net cash used in investing activities	(125.9)	(133.0)	(40.0)
Net cash used in financing activities	(237.7)	(224.3)	(176.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	0.8
(Decrease) increase in cash and cash equivalents	$ (32.6)	$ 48.8	$ 12.0

2010 Compared to 2009

Operating activities. Net cash provided by operating activities for the year ended December 31, 2009 included $73.8 million in net cash proceeds related to the UBS Settlement and the receipt of $63.7 million in income tax refunds associated with prior periods. *Net cash provided by operating activities* for the year ended December 31, 2010 included $13.5 million in income tax refunds associated with prior periods. See Note 21, *Settlements*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements. Excluding these amounts, the increase in *Net cash provided by operating activities* from 2009 to 2010 resulted from the increase in *Net operating revenues*, effective expense management, and the timing of interest and payroll-related payments.

Investing activities. Net cash used in investing activities decreased from 2009 to 2010. During 2010, the reduction in restricted cash, as discussed above, and the receipt of proceeds from the sale of our hospital in Baton Rouge, Louisiana were offset by the use of $34.1 million related to business acquisitions and net purchases of restricted investments.

Financing activities. Net cash used in financing activities increased from 2009 to 2010 as a result of net debt repayments and debt amendment and issuance costs primarily associated with the 2010 refinancing transactions, as discussed above.

2009 Compared to 2008

Operating activities. Net cash provided by operating activities increased year over year due to the increase in *Net operating revenues*, as discussed above, and a decrease in cash interest expense. *Net cash provided by operating activities* for the year ended December 31, 2009 included $73.8 million in net cash proceeds related to the UBS Settlement and the receipt of $63.7 million in income tax refunds. See Note 21, *Settlements*, and Note 19, *Income Taxes*, to the accompanying consolidated financial statements.

Investing activities. Decreased proceeds from asset disposals, increased payments associated with interest rate swaps not designated as cash flow hedges, increased restricted cash, and increased capital expenditures in 2009 caused the change in *Net cash used in investing activities* year over year. *Net cash used in investing activities* for the year ended December 31, 2008 included $53.9 million from asset disposals, including our corporate campus. See Note 5, *Property and Equipment*, to the accompanying consolidated financial statements.

Financing activities. Net debt payments during the years ended December 31, 2009 and 2008 were $157.1 million and $252.2 million, respectively. Net debt payments during 2009 primarily resulted from the receipt of the net cash proceeds related to the UBS Settlement and the receipt of income tax refunds discussed above. See also Note 8, *Long-term Debt*, for a discussion of our 2009 refinancing transaction. Net debt payments during 2008 resulted primarily from the sale of our corporate campus and the net proceeds from our June 2008 equity offering. Proceeds of $150.2 million related to our June 2008 equity offering were included in financing activities for the year ended December 31, 2008. For additional information, see Note 5, *Property and Equipment*, and Note 12, *Shareholders' Deficit*, to the accompanying consolidated financial statements.

Funding Commitments

We have scheduled principal payments of $14.5 million and $14.3 million in 2011 and 2012, respectively, related to long-term debt obligations. For additional information about our long-term debt obligations, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our capital expenditures include costs associated with our hospital refresh program, capacity expansions, de-novo projects, IT initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2010, we made capital expenditures of $70.9 million, excluding $34.1 million used for our acquisition activities, as discussed above. During 2011, we expect to spend approximately $100 million, exclusive of acquisitions, for capital expenditures. Actual amounts spent will be dependent upon the timing of construction projects. Approximately $40 million of this budgeted amount is considered discretionary.

As discussed earlier in this report, further deleveraging of our balance sheet remains a top priority. Our 10.75% Senior Notes have an initial call date of June 2011and represent our most attractive debt repayment or refinancing opportunity. Potential funding sources for reducing the 10.75% Senior Notes include excess cash flows, our revolving credit facility, and new debt issuances.

For a discussion of risk factors related to our business and our industry, see Item 1A, *Risk Factors*, and Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Adjusted EBITDA

Management believes Adjusted EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement. Non-compliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the definition of Adjusted EBITDA, per our credit agreement, allows (or, in the case of 2009 and 2008, has allowed) us to add back to or subtract from consolidated *Net income* unusual non-cash or non-recurring items. These items include, but may not be limited to, (1) amounts associated with government, class action, and related settlements, (2) amounts related to discontinued operations and closed locations, (3) charges in respect of professional fees for reconstruction and restatement of financial statements, including fees paid to outside professional firms for matters related to internal controls and legal fees for continued litigation defense and support matters discussed in Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, (4) stock-based compensation expense, (5) net investment and other income (including interest income), and (6) fees associated with our divestiture activities. We reconcile Adjusted EBITDA to *Net income* and to *Net cash provided by operating activities*.

In accordance with the credit agreement, the Company is allowed to add certain other items to the calculation of Adjusted EBITDA, and there may also be certain other deductions required. This includes the interest income associated with income tax recoveries, as discussed in Note 19, *Income Taxes*, to the accompanying consolidated financial statements. In addition, we are allowed to add non-recurring cash gains, such as the cash proceeds from the UBS Settlement (see Note 21, *Settlements*, to the accompanying consolidated financial statements) to the calculation of Adjusted EBITDA. As these adjustments may not be indicative of our ongoing performance, they have been excluded from Adjusted EBITDA presented herein.

However, Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted EBITDA for the years ended December 31, 2010, 2009, and 2008 was as follows (in millions):

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Net income	$ 939.8	$ 128.8	$ 281.8
Loss (income) from discontinued operations, net of tax, attributable to HealthSouth	0.7	(1.5)	(16.6)
Provision for income tax benefit	(736.6)	(3.2)	(70.1)
Loss on interest rate swaps	13.3	19.6	55.7
Interest expense and amortization of debt discounts and fees	125.9	125.8	159.5
Loss on early extinguishment of debt	12.3	12.5	5.9
Professional fees—accounting, tax, and legal	17.2	8.8	44.4
Government, class action, and related settlements, including the gain on UBS Settlement (2008)	1.1	36.7	(188.5)
Net noncash loss on disposal of assets	1.5	3.5	2.0
Depreciation and amortization	76.4	70.9	82.4
Impairment charges, including investments	-	1.4	2.4
Stock-based compensation expense	16.4	13.4	11.7
Net income attributable to noncontrolling interests	(40.8)	(34.0)	(29.4)
Other	0.2	0.3	-
Adjusted EBITDA	$ 427.4	$ 383.0	$ 341.2

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Adjusted EBITDA	$ 427.4	$ 383.0	$ 341.2
Provision for doubtful accounts	18.5	33.1	27.0
Professional fees—accounting, tax, and legal	(17.2)	(8.8)	(44.4)
Interest expense and amortization of debt discounts and fees	(125.9)	(125.8)	(159.5)
UBS Settlement proceeds, gross	-	100.0	-
Equity in net income of nonconsolidated affiliates	(10.1)	(4.6)	(10.6)
Net income attributable to noncontrolling interests in continuing operations	40.8	33.4	29.8
Amortization of debt discounts and fees	6.3	6.6	6.5
Distributions from nonconsolidated affiliates	8.1	8.6	10.9
Current portion of income tax (expense) benefit	(1.9)	7.3	73.8
Change in assets and liabilities	(5.4)	(0.8)	(53.1)
Change in government, class action, and related settlements liability	(2.9)	(11.2)	(7.4)
Other operating cash (used in) provided by discontinued operations	(4.7)	(13.5)	11.4
Other	(2.0)	(1.2)	1.6
Net cash provided by operating activities	$ 331.0	$ 406.1	$ 227.2

The increase in Adjusted EBITDA for each year presented was due primarily to the increase in *Net operating revenues* discussed above, as well as effective expense management.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

- any obligation under certain guarantees or contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity, or market risk support to that entity for such assets;
- any obligation under certain derivative instruments; and
- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the registrant, or engages in leasing, hedging, or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

We are secondarily liable for certain lease obligations primarily associated with sold facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007. As of December 31, 2010, we were secondarily liable for 41 such guarantees. The remaining terms of these guarantees range from one month to 102 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $35.5 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. For additional information regarding these guarantees, see Note 13, *Guarantees*, to the accompanying consolidated financial statements.

Also, as discussed in Note 21, *Settlements*, to the accompanying consolidated financial statements, our securities litigation settlement agreement requires us to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2010, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements, and any amount we would be required to pay is not estimable at this time.

As of December 31, 2010, we do not have any retained or contingent interest in assets as defined above.

As of December 31, 2010, we hold two derivative financial instruments. These interest rate swaps are not designated as hedging instruments. The first was entered into in March 2006 to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. The second was entered into in June 2009 as a mirror offset to the first swap in order to reduce our effective fixed rate to total debt ratio. The termination date of both of these swaps is March 10, 2011. See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2010, we are not involved in any unconsolidated SPE transactions.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2010 are as follows (in millions):

	Total	2011	2012-2013	2014-2015	2016 and Thereafter
Long-term debt obligations:					
Long-term debt, excluding revolving credit facility and capital lease obligations [a]	$ 1,344.2	$ 1.8	$ 4.1	$ 3.1	$ 1,335.2
Revolving credit facility	78.0	-	-	78.0	-
Interest on long-term debt [b]	942.4	123.3	245.8	244.8	328.5
Capital lease obligations [c]	138.4	18.7	32.0	19.4	68.3
Operating lease obligations [d][e]	261.7	41.9	68.7	47.6	103.5
Purchase obligations [e][f]	13.7	8.0	4.5	1.2	-
Other long-term liabilities [g]	3.5	0.3	0.4	0.4	2.4
Total	$ 2,781.9	$ 194.0	$ 355.5	$ 394.5	$ 1,837.9

(a) Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 8, *Long-term Debt,* to the accompanying consolidated financial statements.

(b) Interest on our fixed rate debt is presented using the stated interest rate. Interest expense on our variable rate debt is estimated using the rate in effect as of December 31, 2010. Interest related to capital lease obligations is excluded from this line. Future minimum payments, which are accounted for as interest, related to sale/leaseback transactions involving real estate accounted for as financings are included in this line (see Note 5, *Property and Equipment,* and Note 8, *Long-term Debt,* to the accompanying consolidated financial statements). Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of operations. Amounts also exclude the impact of our interest rate swaps.

(c) Amounts include interest portion of future minimum capital lease payments.

(d) We lease many of our hospitals as well as other property and equipment under operating leases in the normal course of business. Some of our hospital leases require percentage rentals on patient revenues above specified minimums and contain escalation clauses. The minimum lease payments do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. For more information, see Note 5, *Property and Equipment,* to the accompanying consolidated financial statements.

(e) Future operating lease obligations and purchase obligations are not recognized in our consolidated balance sheet.

(f) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HealthSouth and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support, medical supplies, certain equipment, and telecommunications.

(g) Because their future cash outflows are uncertain, the following noncurrent liabilities are excluded from the table above: medical malpractice and workers' compensation risks, deferred income taxes, and our estimated liability for unsettled litigation. For more information, see Note 10, *Self-Insured Risks,* Note 19, *Income Taxes,* and Note 22, *Contingencies and Other Commitments,* to the accompanying consolidated financial statements. Also, at December 31, 2010, we had $12.6 million of total gross unrecognized tax benefits. In addition, we had an accrual for related interest income of $1.1 million as of December 31, 2010. We continue to actively pursue the maximization of our remaining state income tax refund claims.

The process of resolving these tax matters with the applicable taxing authorities will continue in 2011. At this time, we cannot estimate a range of the reasonably possible change that may occur.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgment that affects the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require management's most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting policies and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net patient service revenues in the reporting period in which we perform the service based on our current billing rates (i.e., gross charges), less actual adjustments and estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid, and managed care and other health plans). We record gross service charges in our accounting records on an accrual basis using our established rates for the type of service provided to the patient. We recognize an estimated contractual allowance to reduce gross patient charges to the amount we estimate we will actually realize for the service rendered based upon previously agreed to rates with a payor. Our patient accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors, accordingly. Payors include federal and state agencies, including Medicare and Medicaid, managed care health plans, commercial insurance companies, employers, and patients.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

Allowance for Doubtful Accounts

We provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. The primary collection risks relate to patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding.

We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine that all in-house efforts have been exhausted or that it is a more prudent use of resources, accounts may be turned over to a collection agency. Accounts are written off after all collection efforts (internal and external) have been exhausted.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

The table below shows a summary aging of our net accounts receivable balance as of December 31, 2010 and 2009. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to the accompanying consolidated financial statements.

	As of December 31,	
	2010	2009
	(In Millions)	
0 – 30 Days	$ 163.9	$ 154.6
31 – 60 Days	20.5	19.3
61 – 90 Days	11.1	11.3
91 – 120 Days	6.4	6.6
120 + Days	14.4	18.7
Patient accounts receivable	216.3	210.5
Non-patient accounts receivable	8.6	9.2
Accounts receivable, net	$ 224.9	$ 219.7

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional and general liability and workers' compensation risks are insured through a wholly owned insurance subsidiary. Obligations covered by reinsurance contracts remain on the balance sheet as the subsidiary, or its parent, as appropriate, remains liable to the extent reinsurers do not meet their obligations. Our reserves and provisions for professional and general liability and workers' compensation risks are based upon actuarially determined estimates calculated by third-party actuaries. The actuaries consider a number of factors, including historical claims experience, exposure data, loss development, and geography.

Periodically, management reviews its assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insured liabilities. Changes to the estimated reserve amounts are included in current operating results. All reserves are undiscounted.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. The reserves for professional and general liability and workers' compensation risks cover approximately 1,000 individual claims as of December 31, 2010 and estimates for unreported claims.

The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly.

Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment when events or changes in circumstances indicate the carrying value of the assets contained in our financial statements may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated undiscounted future cash flows. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated discounted future cash flows, unless there is an offer to purchase such assets, which would be the basis for determining fair value. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of the asset. Restoration of a previously recognized impairment loss is prohibited.

Our impairment loss calculations require management to apply judgment in estimating future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows. Using the impairment review methodology described herein, we recorded long-lived asset impairment charges of $0.6 million in discontinued operations during the year ended December 31, 2010. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. We test goodwill for impairment using a fair value approach, at the reporting unit level. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of our reporting unit's projected operating results and cash flows that are discounted using a weighted-average cost of capital that reflects market participant assumptions. The projected operating results use management's best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. Other significant estimates and assumptions include cost-saving synergies and tax benefits that would accrue to a market participant under a fair value methodology. We validate our estimates under the income approach by reconciling the estimated fair value of our reporting unit determined under the income approach to our market capitalization and estimated fair value determined under the market approach. The market approach estimates fair value through the use of observable inputs, including the Company's stock price. Values from the income approach and market approach are then evaluated and weighted to arrive at the estimated aggregate fair value of the reporting unit.

We performed our annual testing for goodwill impairment as of October 1, 2010, using the methodology described herein, and determined no goodwill impairment existed. If actual results are not consistent with our assumptions and estimates, we may be exposed to goodwill impairment charges. However, at this time, we believe our reporting unit is not at risk for any impairment charges.

Our other intangible assets consist of acquired certificates of need, licenses, noncompete agreements, tradenames, and market access assets. We amortize these assets over their respective estimated useful lives, which typically range from 3 to 30 years. All of our other intangible assets are amortized using the straight-line basis, except for our market access assets, which are amortized using an accelerated basis (see below). As of December 31, 2010, we do not have any intangible assets with indefinite useful lives.

We continue to review the carrying values of amortizable intangible assets whenever facts and circumstances change in a manner that indicates their carrying values may not be recoverable. The fair value of our other intangible assets is determined using discounted cash flows and significant unobservable inputs.

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate the former facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. We amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access assets will be consumed.

Share-Based Payments

All share-based payments are required to be recognized in the financial statements based on their grant-date fair value. For our stock options, the fair value is estimated at the date of grant using a Black-Scholes option pricing model with weighted-average assumptions for the activity under our stock plans. For our restricted stock awards that contain a service condition and/or a performance condition, fair value is based on our closing stock price on the grant date. We use a Monte Carlo approach to the binomial model to measure fair value for restricted stock that vests upon the achievement of a service condition and a market condition. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

Option pricing model assumptions such as expected term, expected volatility, risk-free interest rate, and expected dividends, impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation expense recorded in each year. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions will be based on or determined from external data and other assumptions may be derived from our historical experience with share-based payment arrangements. The appropriate weight to place on historical experience is a matter of judgment based on relevant facts and circumstances.

We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We currently calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option pricing model. We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Therefore, we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity.

If actual results are not consistent with our assumptions and estimates, we may be exposed to expense adjustments that could be material to our results of operations. Compensation expense related to performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

Income Taxes

We provide for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when realization of the benefit of deferred tax assets is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

During the year ended December 31, 2010, we decreased our valuation allowance by $825.4 million. As of December 31, 2010, we have a remaining valuation allowance of $112.7 million which primarily related to state net operating losses. At the state jurisdiction level, we determined it was necessary to maintain a portion of our historic valuation allowance due to uncertainties related to our ability to utilize a portion of the deferred tax assets before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence, as described above, including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable.

While management believes the assumptions included in its forecast of future earnings are reasonable and it is more likely than not the net deferred tax asset balance as of December 31, 2010 will be realized, no such assurances can be provided. If management's expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to increase our valuation allowance, or reverse amounts recorded currently in the valuation allowance, for all or a portion of our deferred tax assets. Similarly, future adjustments to our valuation allowance may be necessary if the timing of future tax deductions is different than currently expected. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

We continue to actively pursue the maximization of our remaining state income tax refund claims and other tax benefits. The actual amount of the refunds will not be finally determined until all of the applicable taxing authorities have completed their review. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of the loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our long-term debt. We use sensitivity analysis models to evaluate the impact of interest rate changes on these items.

Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates impacts the net fair value of our fixed rate debt but has no impact on interest expense or cash flows. Interest rate changes on variable rate debt impact our interest expense and cash flows, but do not impact the net fair value of the underlying debt instruments. Our fixed and variable rate debt (excluding capital lease obligations and other notes payable) as of December 31, 2010 is shown in the following table (in millions):

	As of December 31, 2010			
	Carrying Amount	% of Total	Estimated Fair Value	% of Total
Fixed rate debt	$ 1,307.8	94.4%	$ 1,395.4	94.7%
Variable rate debt	78.0	5.6%	78.0	5.3%
Total long-term debt	$ 1,385.8	100.0%	$ 1,473.4	100.0%

Based on the size of our variable rate debt as of December 31, 2010, a 1% increase in interest rates would result in an incremental negative cash flow of approximately $0.7 million over the next 12 months, while a 1% decrease in interest rates would result in an incremental positive cash flow of approximately $0.2 million over the next 12 months.

As discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, in March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we pay a fixed rate of 5.2% on an amortizing notional principal of $984.0 million, while the counterparties to this interest rate swap agreement pay a floating rate based on 3-month LIBOR. The termination date of this swap is March 10, 2011. As also discussed in that note, in June 2009, we entered into a receive-fixed swap as a mirror offset to $100.0 million of the $984.0 million interest rate swap discussed above in order to reduce our effective fixed rate to total debt ratio. The termination date of this swap is also March 10, 2011. Because these interest rate swaps terminate on March 10, 2011 and the final interest rate was set for these swaps as of December 10, 2010, they have no impact on the interest rate sensitivity analysis presented above.

A 1% increase in interest rates would result in an approximate $49.6 million decrease in the estimated net fair value of our fixed rate debt, and a 1% decrease in interest rates would result in an approximate $42.8 million increase in its estimated net fair value.

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

We expect to file a definitive proxy statement relating to our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only the information from the 2011 Proxy Statement that specifically address disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2011 Proxy Statement under the captions "Items of Business Requiring Your Vote - Proposal 1 – Election of Directors," "Corporate Governance and Board Structure – Code of Ethics," "Corporate Governance and Board Structure – Proposals for Director Nominees by Stockholders," "Corporate Governance and Board Structure – Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers."

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2011 Proxy Statement under the captions "Corporate Governance and Board Structure – Compensation of Directors," "Compensation Committee Matters," and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2011 Proxy Statement under the captions "Executive Compensation – Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2011 Proxy Statement under the captions "Corporate Governance and Board Structure – Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2011 Proxy Statement under the caption "Items of Business Requiring Your Vote – Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm – Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

The exhibits required by Regulation S-K are set forth in the following list and are filed by attachment to this annual report unless otherwise noted.

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated Bylaws of HealthSouth Corporation, effective as of October 30, 2009 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.2.1	Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

4.2.2 Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).

4.3 Warrant Agreement, dated as of September 30, 2009, among HealthSouth Corporation and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (incorporated by reference to Exhibit 4.1 to HealthSouth's Registration Statement on Form 8-A filed on October 1, 2009).

4.4.1 Indenture, dated as of December 1, 2009, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020, 7.250% Senior Notes due 2018, and 7.750% Senior Notes due 2022 (incorporated by reference to Exhibit 4.7.1 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).

4.4.2 First Supplemental Indenture, dated December 1, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.7.2 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).

4.4.3 Second Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.250% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).

4.4.4 Third Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.750% Senior Notes due 2022 (incorporated by reference to Exhibit 4.3 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).

10.1 Stipulation of Partial Settlement, dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.2 Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.3 Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.4.1 HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +

10.4.2 Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +

10.5 HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.6.1 HealthSouth Corporation 1995 Stock Option Plan, as amended.* +

10.6.2 Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +

10.7.1 HealthSouth Corporation 1997 Stock Option Plan.* +

10.7.2 Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +

10.8.1 HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +

10.8.2 Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.9 Description of the HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).+

10.10 Description of the HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in HealthSouth's Definitive Proxy Statement on Schedule 14A filed on April 5, 2010).+

10.11 HealthSouth Corporation Nonqualified 401(k) Plan.+

10.12 HealthSouth Corporation Second Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.19 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.13 Letter of Understanding, dated as of December 2, 2010, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on December 3, 2010).+

10.14.1 HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+

10.14.2 Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+

10.15 Form of Key Executive Incentive Award Agreement.** +

10.16.1 HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+

10.16.2 Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009). +

10.16.3 Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.16.4 Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.17 HealthSouth Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.30 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.18 Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in HealthSouth's Definitive Proxy Statement on Schedule 14A, filed on April 5, 2010).+

10.19 Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +

10.20 Form of letter agreement with former directors.* +

10.21.1 Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.21.2 Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.22.1 Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.2 First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.3 Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.4 Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.5 Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.23.1 Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).

10.23.2 Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).

10.24.1 Amendment No. 2, dated as of October 23, 2009, to the Credit Agreement, dated March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, attaching and effecting the Amended and Restated Credit Agreement, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on October 27, 2009).

10.24.2 Amendment Agreement, dated as of October 26, 2010, among HealthSouth Corporation, JPMorgan Chase Bank, N.A., as the existing administrative agent and the collateral agent, Barclays Bank PLC, as successor administrative agent and collateral agent, and the other lenders parties thereto, to the Credit Agreement, dated March 10, 2006, as amended and restated as of October 23, 2009, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, effecting the Amended and Restated Credit Agreement, dated as of October 26, 2010 (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).

10.24.3	Amended and Restated Credit Agreement, dated as of October 26, 2010, among HealthSouth Corporation, the lenders party thereto, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, and Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley & Co., as co-documentation agents (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).
10.24.4	Amended and Restated Collateral and Guarantee Agreement, dated as of October 26, 2010, among HealthSouth Corporation, its subsidiaries identified herein, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).
12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney (included as part of signature page).
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Sections of the HealthSouth Corporation Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSOUTH CORPORATION

By: /s/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

Date: February 24, 2011

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John P. Whittington his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ JAY GRINNEY **Jay Grinney**	President and Chief Executive Officer and Director	February 24, 2011
/s/ Douglas E. Coltharp **Douglas E. Coltharp**	Executive Vice President and Chief Financial Officer	February 24, 2011
/s/ Andrew L. Price **Andrew L. Price**	Chief Accounting Officer	February 24, 2011
/s/ JON F. HANSON **Jon F. Hanson**	Chairman of the Board of Directors	February 24, 2011
/s/ EDWARD A. BLECHSCHMIDT **Edward A. Blechschmidt**	Director	February 24, 2011
/s/ JOHN W. CHIDSEY **John W. Chidsey**	Director	February 24, 2011
/s/ DONALD L. CORRELL **Donald L. Correll**	Director	February 24, 2011
/s/ YVONNE M. CURL **Yvonne M. Curl**	Director	February 24, 2011

Signature	Capacity	Date
/s/ CHARLES M. ELSON **Charles M. Elson**	Director	February 24, 2011
/s/ LEO I. HIGDON, JR. **Leo I. Higdon, Jr.**	Director	February 24, 2011
/s/ JOHN E. MAUPIN, JR. **John E. Maupin, Jr.**	Director	February 24, 2011
/s/ L. EDWARD SHAW, JR. **L. Edward Shaw, Jr.**	Director	February 24, 2011

Item 15. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HealthSouth Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' deficit and cash flows present fairly, in all material respects, the financial position of HealthSouth Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
February 23, 2011

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2010	2009	2008
	(In Millions, Except Per Share Data)		
Net operating revenues	$ 1,999.3	$ 1,911.1	$ 1,829.5
Operating expenses:			
Salaries and benefits	982.3	948.8	928.2
Other operating expenses	292.8	271.4	265.5
General and administrative expenses	106.2	104.5	105.5
Supplies	114.9	112.4	108.2
Depreciation and amortization	76.4	70.9	82.4
Gain on UBS Settlement	-	-	(121.3)
Occupancy costs	47.7	47.6	48.8
Provision for doubtful accounts	18.5	33.1	27.0
Loss on disposal of assets	1.5	3.5	2.0
Government, class action, and related settlements	1.1	36.7	(67.2)
Professional fees—accounting, tax, and legal	17.2	8.8	44.4
Total operating expenses	1,658.6	1,637.7	1,423.5
Loss on early extinguishment of debt	12.3	12.5	5.9
Interest expense and amortization of debt discounts and fees	125.9	125.8	159.5
Other income	(4.6)	(3.4)	-
Loss on interest rate swaps	13.3	19.6	55.7
Equity in net income of nonconsolidated affiliates	(10.1)	(4.6)	(10.6)
Income from continuing operations before income tax benefit	203.9	123.5	195.5
Provision for income tax benefit	(736.6)	(3.2)	(70.1)
Income from continuing operations	940.5	126.7	265.6
(Loss) income from discontinued operations, net of tax	(0.7)	2.1	16.2
Net income	939.8	128.8	281.8
Less: Net income attributable to noncontrolling interests	(40.8)	(34.0)	(29.4)
Net income attributable to HealthSouth	899.0	94.8	252.4
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)
Net income attributable to HealthSouth common shareholders	$ 873.0	$ 68.8	$ 226.4
Weighted average common shares outstanding:			
Basic	92.8	88.8	83.0
Diluted	108.5	103.3	96.4
Earnings per common share:			
Basic:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 9.42	$ 0.76	$ 2.53
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.20
Net income attributable to HealthSouth common shareholders	$ 9.41	$ 0.77	$ 2.73
Diluted:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 8.29	$ 0.76	$ 2.45
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.17
Net income attributable to HealthSouth common shareholders	$ 8.28	$ 0.77	$ 2.62
Amounts attributable to HealthSouth:			
Income from continuing operations	$ 899.7	$ 93.3	$ 235.8
(Loss) income from discontinued operations, net of tax	(0.7)	1.5	16.6
Net income attributable to HealthSouth	$ 899.0	$ 94.8	$ 252.4

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Balance Sheets

	As of December 31,	
	2010	2009
	(In Millions, Except Share Data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 48.4	$ 80.9
Restricted cash	36.5	67.8
Current portion of restricted marketable securities	18.2	2.7
Accounts receivable, net of allowance for doubtful accounts of $25.9 in 2010; $33.1 in 2009	224.9	219.7
Deferred income tax assets	28.1	0.5
Prepaid expenses and other current assets	50.1	54.4
Total current assets	406.2	426.0
Property and equipment, net	685.4	664.8
Goodwill	431.3	418.7
Intangible assets, net	48.8	43.7
Investments in and advances to nonconsolidated affiliates	30.7	29.3
Deferred income tax assets	679.3	-
Other long-term assets	90.4	99.0
Total assets	$ 2,372.1	$ 1,681.5
Liabilities and Shareholders' Deficit		
Current liabilities		
Current portion of long-term debt	$ 14.5	$ 21.5
Accounts payable	48.9	50.2
Accrued payroll	80.0	77.9
Accrued interest payable	21.5	6.8
Refunds due patients and other third-party payors	49.8	53.0
Other current liabilities	144.6	181.8
Total current liabilities	359.3	391.2
Long-term debt, net of current portion	1,496.8	1,641.0
Self-insured risks	102.5	100.0
Other long-term liabilities	28.3	59.5
	1,986.9	2,191.7
Commitments and contingencies		
Convertible perpetual preferred stock, $.10 par value; 1,500,000 shares authorized; 400,000 shares issued in 2010 and 2009; liquidation preference of $1,000 per share	387.4	387.4
Shareholders' deficit:		
HealthSouth shareholders' deficit:		
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 97,626,393 in 2010; 97,238,725 in 2009	1.0	1.0
Capital in excess of par value	2,873.5	2,879.9
Accumulated deficit	(2,818.4)	(3,717.4)
Accumulated other comprehensive income	0.5	-
Treasury stock, at cost (4,180,025 shares in 2010 and 3,957,047 shares in 2009)	(141.8)	(137.5)
Total HealthSouth shareholders' deficit	(85.2)	(974.0)
Noncontrolling interests	83.0	76.4
Total shareholders' deficit	(2.2)	(897.6)
Total liabilities and shareholders' deficit	$ 2,372.1	$ 1,681.5

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,		
	2010	2009	2008
		(In Millions)	
COMPREHENSIVE INCOME			
Net income	$ 939.8	$ 128.8	$ 281.8
Other comprehensive income (loss), net of tax:			
Net change in foreign currency translation adjustment	-	-	0.7
Net change in unrealized gain (loss) on available-for-sale securities:			
Unrealized net holding gain (loss) arising during the period	0.5	1.3	(1.5)
Reclassifications to net income	(1.3)	1.6	(1.4)
Net change in unrealized (loss) gain on forward-starting interest rate swaps:			
Unrealized net holding (loss) gain arising during the period	(4.7)	0.3	(0.2)
Reclassifications to net income	4.6	-	-
Other comprehensive (loss) income before income taxes	(0.9)	3.2	(2.4)
Provision for income tax benefit related to other comprehensive (loss) income items	1.4	-	-
Other comprehensive income (loss), net of tax:	0.5	3.2	(2.4)
Comprehensive income	940.3	132.0	279.4
Comprehensive income attributable to noncontrolling interests	(40.8)	(34.0)	(29.4)
Comprehensive income attributable to HealthSouth	$ 899.5	$ 98.0	$ 250.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit

For the Year Ended December 31, 2010
(In Millions)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	93.3	$ 1.0	$ 2,879.9	$ (3,717.4)	$ -	$ (137.5)	$ 76.4	$ (897.6)	
Comprehensive income:									
Net income	-	-	-	899.0	-	-	40.8	939.8	$ 939.8
Other comprehensive income, net of tax	-	-	-	-	0.5	-	-	0.5	0.5
Comprehensive income									$ 940.3
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	(26.0)	
Stock-based compensation	-	-	16.4	-	-	-	-	16.4	
Distributions declared	-	-	-	-	-	-	(36.6)	(36.6)	
Other	0.1	-	3.2	-	-	(4.3)	2.4	1.3	
Balance at end of period	93.4	$ 1.0	$ 2,873.5	$ (2,818.4)	$ 0.5	$ (141.8)	$ 83.0	$ (2.2)	

For the Year Ended December 31, 2009
(In Millions)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	88.0	$ 1.0	$ 2,956.5	$ (3,812.2)	$ (3.2)	$ (311.5)	$ 82.2	$ (1,087.2)	
Comprehensive income:									
Net income	-	-	-	94.8	-	-	34.0	128.8	$ 128.8
Other comprehensive income, net of tax	-	-	-	-	3.2	-	-	3.2	3.2
Comprehensive income									$ 132.0
Common stock issued under Securities Litigation Settlement	5.0	-	(63.5)	-	-	175.3	-	111.8	
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	(26.0)	
Stock-based compensation	-	-	13.4	-	-	-	-	13.4	
Distributions declared	-	-	-	-	-	-	(34.6)	(34.6)	
Other	0.3	-	(0.5)	-	-	(1.3)	(5.2)	(7.0)	
Balance at end of period	93.3	$ 1.0	$ 2,879.9	$ (3,717.4)	$ -	$ (137.5)	$ 76.4	$ (897.6)	

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Deficit (Continued)

For the Year Ended December 31, 2008
(In Millions)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
Balance at beginning of period	78.7	$ 0.9	$ 2,820.4	$ (4,064.6)	$ (0.8)	$ (310.4)	$ 97.2	$ (1,457.3)	
Comprehensive income:									
Net income	-	-	-	252.4	-	-	29.4	281.8	$ 281.8
Other comprehensive loss, net of tax	-	-	-	-	(2.4)	-	-	(2.4)	(2.4)
Comprehensive income									$ 279.4
Issuance of common stock	8.8	0.1	150.1	-	-	-	-	150.2	
Dividends declared on convertible perpetual preferred stock	-	-	(26.0)	-	-	-	-	(26.0)	
Stock-based compensation	-	-	11.7	-	-	-	-	11.7	
Distribution declared	-	-	-	-	-	-	(32.5)	(32.5)	
Settlements with partners	-	-	-	-	-	-	4.2	4.2	
Government, class action, and related settlements	-	-	-	-	-	-	(9.4)	(9.4)	
Transfer of surgery centers to ASC	-	-	-	-	-	-	(6.8)	(6.8)	
Other	0.5	-	0.3	-	-	(1.1)	0.1	(0.7)	
Balance at end of period	88.0	$ 1.0	$ 2,956.5	$ (3,812.2)	$ (3.2)	$ (311.5)	$ 82.2	$ (1,087.2)	

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2010	2009	2008
		(In Millions)	
Cash flows from operating activities:			
Net income	$ 939.8	$ 128.8	$ 281.8
Loss (income) from discontinued operations	0.7	(2.1)	(16.2)
Adjustments to reconcile net income to net cash provided by operating activities—			
Provision for doubtful accounts	18.5	33.1	27.0
Provision for government, class action, and related settlements	1.1	36.7	(90.6)
UBS Settlement proceeds, gross	-	100.0	(97.9)
Depreciation and amortization	76.4	70.9	82.4
Amortization of debt issue costs, debt discounts, and fees	6.3	6.6	6.5
Loss on disposal of assets	1.5	3.5	2.0
Loss on early extinguishment of debt	12.3	12.5	5.9
Loss on interest rate swaps	13.3	19.6	55.7
Equity in net income of nonconsolidated affiliates	(10.1)	(4.6)	(10.6)
Distributions from nonconsolidated affiliates	8.1	8.6	10.9
Stock-based compensation	16.4	13.4	11.7
Deferred tax (benefit) provision	(738.5)	4.1	3.7
Other	(1.8)	0.5	4.0
(Increase) decrease in assets—			
Accounts receivable	(23.7)	(17.8)	(45.0)
Prepaid expenses and other assets	(8.1)	3.7	7.5
Income tax refund receivable	7.5	45.9	(3.4)
(Decrease) increase in liabilities—			
Accounts payable	(1.3)	4.8	(4.2)
Accrued payroll	0.3	(12.4)	9.0
Accrued interest payable	14.7	(0.8)	(3.6)
Accrued fees and expenses for derivative plaintiffs' attorneys in UBS Settlement	-	(26.2)	-
Refunds due patients and other third-party payors	(3.2)	4.2	(2.5)
Other liabilities	8.0	(0.6)	6.5
Termination of forward-starting interest rate swaps designated as cash flow hedges	(6.9)	-	-
Self-insured risks	7.3	(1.6)	(17.4)
Government, class action, and related settlements	(2.9)	(11.2)	(7.4)
Net cash (used in) provided by operating activities of discontinued operations	(4.7)	(13.5)	11.4
Total adjustments	(609.5)	279.4	(38.4)
Net cash provided by operating activities	331.0	406.1	227.2

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2010	2009	2008
		(In Millions)	
Cash flows from investing activities:			
Capital expenditures	(70.9)	(72.2)	(55.7)
Acquisition of business, net of cash acquired	(34.1)	-	(14.6)
Acquisition of intangible assets	-	(0.4)	(18.2)
Proceeds from disposal of assets	0.2	3.9	53.9
Proceeds from sale of restricted investments	10.4	5.0	12.4
Purchase of restricted investments	(26.0)	(3.8)	(4.8)
Net change in restricted cash	31.3	(11.7)	7.5
Net settlements on interest rate swaps not designated as hedges	(44.7)	(42.2)	(20.7)
Net investment in interest rate swap not designated as a hedge	-	(6.4)	-
Other	(0.6)	(4.7)	0.6
Net cash provided by (used in) investing activities of discontinued operations	8.5	(0.5)	(0.4)
Net cash used in investing activities	(125.9)	(133.0)	(40.0)
Cash flows from financing activities:			
Checks in excess of bank balance	-	-	(11.4)
Principal borrowings on notes	-	15.5	-
Proceeds from bond issuance	525.0	290.0	-
Principal payments on debt, including pre-payments	(751.3)	(409.2)	(204.8)
Borrowings on revolving credit facility	100.0	10.0	128.0
Payments on revolving credit facility	(22.0)	(50.0)	(163.0)
Principal payments under capital lease obligations	(14.9)	(13.4)	(12.4)
Issuance of common stock	-	-	150.2
Dividends paid on convertible perpetual preferred stock	(26.0)	(26.0)	(26.0)
Debt amendment and issuance costs	(19.3)	(10.6)	-
Distributions paid to noncontrolling interests of consolidated affiliates	(34.4)	(32.7)	(33.4)
Other	5.2	0.8	0.6
Net cash provided by (used in) financing activities of discontinued operations	-	1.3	(3.8)
Net cash used in financing activities	(237.7)	(224.3)	(176.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	0.8
(Decrease) increase in cash and cash equivalents	(32.6)	48.8	12.0
Cash and cash equivalents at beginning of year	80.9	32.1	19.8
Cash and cash equivalents of facilities held for sale at beginning of year	0.1	0.1	0.4
Less: Cash and cash equivalents of facilities held for sale at end of year	-	(0.1)	(0.1)
Cash and cash equivalents at end of year	$ 48.4	$ 80.9	$ 32.1

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2010	2009	2008
		(In Millions)	
Supplemental cash flow information:			
Cash (paid) received during the year for —			
Interest	$ (106.1)	$ (121.3)	$ (158.5)
Income tax refunds	15.7	63.7	90.4
Income tax payments	(10.0)	(10.5)	(17.1)
Supplemental schedule of noncash investing and financing activities:			
Acquisitions of businesses:			
Fair value of assets acquired	$ 19.2	$ -	$ 18.1
Goodwill	12.6	-	8.6
Fair value of capital lease obligation assumed	-	-	(11.0)
Fair value of other liabilities assumed	(0.7)	-	(1.3)
Noncompete agreements	11.4	-	0.2
Note payable	(8.4)	-	-
Net cash paid for acquisitions	$ 34.1	$ -	$ 14.6
Insurance recoveries receivable	$ -	$ -	$ 47.2
Property and equipment acquired through capital leases	-	-	11.2
Securities Litigation Settlement	-	294.6	-
Other, net	4.5	0.3	1.3

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

Organization and Description of Business—

HealthSouth Corporation, incorporated in Delaware in 1984, including its subsidiaries, is the largest provider of inpatient rehabilitative healthcare services in the United States. We operate inpatient rehabilitation hospitals and long-term acute care hospitals ("LTCHs") and provide treatment on both an inpatient and outpatient basis. References herein to "HealthSouth," the "Company," "we," "our," or "us" refer to HealthSouth Corporation and its subsidiaries unless otherwise stated or indicated by context.

As of December 31, 2010, we operated 97 inpatient rehabilitation hospitals (including 3 hospitals that operate as joint ventures which we account for using the equity method of accounting). We are the sole owner of 68 of these hospitals. We retain 50% to 97.5% ownership in the remaining 29 jointly owned hospitals. Our inpatient rehabilitation hospitals are located in 26 states and Puerto Rico, with a concentration of hospitals in the eastern half of the United States and Texas. As of December 31, 2010, we also operated 6 freestanding LTCHs, 5 of which we own and one of which is a joint venture in which we have retained an 80% ownership interest. We also had 32 outpatient rehabilitation satellite clinics operated by our hospitals, including one joint venture satellite. We also provide home health services through 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage four inpatient rehabilitation units through management contracts.

Reclassifications—

Certain immaterial amounts have been reclassified to conform to the current year presentation. In our consolidated balance sheet as of December 31, 2009, we reclassified certain noncurrent assets totaling $8.6 million previously reported as *Other long-term assets* to *Goodwill* ($2.3 million) and *Intangible assets, net* ($6.3 million). These assets primarily include tradenames and goodwill related to joint ventures in which we participate. These reclassifications had no impact on *Total current assets* or *Total assets.*

Out-of-Period Adjustments—

During the preparation of our condensed consolidated financial statements for the quarterly period ended June 30, 2009, we identified an error in our consolidated financial statements as of and for the year ended December 31, 2008 and prior periods and our condensed consolidated financial statements as of and for the quarterly period ended March 31, 2009. We corrected this error in our financial statements by adjusting *Equity in net income of nonconsolidated affiliates*, which resulted in an understatement of both our *Income from continuing operations before income tax benefit* and our *Net income* of approximately $4.5 million for the year ended December 31, 2009. This error related primarily to an approximate $9.6 million overstatement of our investment in a joint venture hospital we account for using the equity method of accounting due to the understatement of prior period income tax provisions of this joint venture hospital and the adjustment of certain liabilities due to this joint venture hospital. We also adjusted *Other current liabilities* by approximately $4.7 million due to changes in amounts due to us for expenses paid on behalf of this joint venture hospital. We do not believe these adjustments are material to the consolidated financial statements as of December 31, 2009 or to any prior years' consolidated financial statements. As a result, we have not restated any prior period amounts.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of HealthSouth and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated net income attributable to HealthSouth includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We use the cost method to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at the lower of cost or fair value, as appropriate.

We also consider the guidance for consolidating variable interest entities.

We eliminate all significant intercompany accounts and transactions from our financial results.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options and restricted stock containing a market condition; (10) fair value of interest rate swaps; (11) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (12) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation,
- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements),
- coding and billing for services,
- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007,
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- quality of medical care,
- use and maintenance of medical supplies and equipment,
- maintenance and security of patient information and medical records,

- acquisition and dispensing of pharmaceuticals and controlled substances, and
- disposal of medical and hazardous waste.

In the future, changes in these laws and regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows, if any such changes were to occur.

On July 22, 2010, the Centers for Medicare and Medicaid Services ("CMS") published in the federal register its fiscal year 2011 final rule for inpatient rehabilitation facilities under the prospective payment system. This rule will be effective for Medicare discharges between October 1, 2010 and September 30, 2011. In this rule, CMS established that aggregate Medicare payments to inpatient rehabilitation facilities for fiscal year 2011 would increase by approximately 2.15%, which reflects a 2.5% market basket increase reduced by 0.25% as mandated by the new health reform law described below for fiscal year 2011 together with an approximate 0.1% overall decrease in rehabilitation outlier payments. There can be no assurance that future governmental initiatives will not result in pricing roll-backs or freezes.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the "PPACA") and the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). The 2010 Healthcare Reform Laws could have a material impact on our business. We believe the issues with the greatest potential impact are: (1) reducing annual market basket updates to providers, which include annual productivity adjustments (reductions), (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future, (3) implementing a voluntary program for accountable care organizations ("ACOs"), (4) creating an Independent Payment Advisory Board, and (5) modifying employer-sponsored healthcare insurance plans.

The 2010 Healthcare Reform Laws include other provisions that could affect us as well. They include the expansion of the federal Anti-Kickback Law and the False Claims Act that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the False Claims Act, enhanced penalties, and increased rewards for relators in successful prosecutions. The 2010 Healthcare Reform Laws also require the establishment of new mandatory quality data reporting programs for inpatient rehabilitation facilities and long-term acute care hospitals to take effect for fiscal year 2014. CMS is required to select and publish quality measures for these providers by October 1, 2012. Under these programs, a provider that fails to report on the selected quality measures will have its annual payment update factor reduced by 2% for the applicable fiscal year.

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of the reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

If we are not able to maintain increased case volumes or reduce operating costs to offset any future pricing roll-back or freeze or increased costs associated with new regulatory compliance obligations, our operating results could be adversely affected. Our results could be further adversely affected by other changes in laws or regulations governing the Medicare program, as well as possible changes to or expansion of the audit processes conducted by Medicare contractors or Medicare recovery audit contractors.

In addition, there are increasing pressures, including as a result of the 2010 Healthcare Reform Laws, from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and non-governmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us under our agreements with them. We could be adversely affected in some of the markets where we operate if the auditing payor alleges that substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

As discussed in Note 22, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Revenue Recognition—

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers. Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements. Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates. Other operating revenues, which include revenues from cafeteria, gift shop, rental income, and management and administrative fees, approximated 1.2%, 1.4%, and 1.6% of *Net operating revenues* for the years ended December 31, 2010, 2009, and 2008, respectively.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to HealthSouth under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

CMS has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information that an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice (the "DOJ"). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence as available-for-sale securities. We carry the available-for-sale securities at fair value and report unrealized holding gains or losses, net of income taxes, in *Accumulated other comprehensive income*, which is a separate component of shareholders' deficit. We recognize realized gains and losses in our consolidated statements of operations using the specific identification method.

Unrealized losses are charged against earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than cost, the financial condition and near term prospects of the issuer, and our ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Accounts Receivable—

HealthSouth reports accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are geographically dispersed, but a significant portion of our revenues are concentrated by type of payors. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable as of the end of each of the reporting periods, is as follows:

	As of December 31,	
	2010	**2009**
Medicare	58.5%	55.5%
Medicaid	2.1%	3.3%
Workers' compensation	3.1%	3.2%
Managed care and other discount plans	29.0%	31.5%
Other third-party payors	5.3%	4.7%
Patients	2.0%	1.8%
	100.0%	100.0%

During the years ended December 31, 2010, 2009, and 2008, approximately 70.5%, 67.9%, and 67.2%, respectively, of our *Net operating revenues* related to patients participating in the Medicare program. While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. Because Medicare traditionally pays claims faster than our other third-party payors, the percentage of our Medicare charges in accounts receivable is less than the percentage of our Medicare revenues. HealthSouth does not believe there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

Net accounts receivable include only those amounts we estimate we will collect. Additions to the allowance for doubtful accounts are made by means of the *Provision for doubtful accounts*. We write off uncollectible accounts (after exhausting collection efforts) against the allowance for doubtful accounts. Subsequent recoveries are recorded via the *Provision for doubtful accounts*.

Property and Equipment—

We report land, buildings, improvements, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are generally as follows:

	Years
Buildings	15 to 30
Leasehold improvements	2 to 15
Furniture, fixtures, and equipment	3 to 10
Assets under capital lease obligations:	
Real estate	15 to 20
Equipment	3 to 5

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

We account for operating leases by recognizing escalated rents, including any rent holidays, on a straight-line basis over the term of the lease for those lease agreements where we receive the right to control the use of the entire leased property at the beginning of the lease term.

Goodwill and Other Intangible Assets—

We test goodwill for impairment using a fair value approach. We are required to test for impairment at least annually, absent some triggering event that would require an impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We determine the fair value of our reporting unit as of the testing date using discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2010, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. As of December 31, 2010, we do not have any intangible assets with indefinite useful lives. The range of estimated useful lives and the amortization basis for our other intangible assets are generally as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	13 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	3 to 18 years using straight-line basis
Tradenames	10 to 20 years using straight-line basis
Market access assets	20 years using accelerated basis

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate an acquired facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. As noted in the above table, we amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access will be consumed.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Investments in and Advances to Nonconsolidated Affiliates—

Investments in entities we do not control but in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees' net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

We use the cost method to account for equity investments for which the equity securities do not have readily determinable fair values and for which we do not have the ability to exercise significant influence. Under the cost method of accounting, private equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, additional investments, or distributions deemed to be a return of capital.

Management periodically assesses the recoverability of our equity method and cost method investments and equity method goodwill for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds, and external appraisals, as appropriate. If an investment or equity method goodwill is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Common Stock Warrants—

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. We accounted for this extinguishment of debt by separately computing the amounts attributable to the debt and the purchase warrants and giving accounting recognition to each component. We based our allocation to each component on the relative market value of the two components at the time of issuance. The portion allocable to the warrants was accounted for as additional paid-in capital. See Note 20, *Earnings per Common Share.*

See also Note 12, *Shareholders' Deficit*, for information related to common stock warrants issued under our Securities Litigation Settlement.

Financing Costs—

We amortize financing costs using the effective interest method over the life of the related debt. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

We accrete discounts and amortize premiums using the effective interest method over the life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;
- *Level 2* – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and
- *Income approach* – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, long-term debt, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to measure our available-for-sale restricted marketable securities and our interest rate swaps at fair value. The fair values of our available-for-sale restricted marketable securities are determined based on quoted market prices in active markets or quoted prices, dealer quotations, or alternative pricing sources supported by observable inputs in markets that are not considered to be active. The fair value of our interest rate swaps is determined using the present value of the fixed leg and floating leg of each swap. The value of the fixed leg is the present value of the known fixed coupon payments discounted at the rates implied by the LIBOR-swap curve adjusted for the credit spreads applicable to the debt of the party in a liability position. This adjustment is meant to capture the price of transferring the liability to a similarly-rated counterparty. The value of the floating leg is the present value of the floating coupon payments which are derived from the forward LIBOR-swap rates and discounted at the same rates as the fixed leg.

On a nonrecurring basis, we are required to measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates, and assets and liabilities of discontinued operations at fair value. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which would be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs. Goodwill is tested for impairment as of October 1st of each year, absent any impairment indicators.

Derivative Instruments—

We record derivative instruments, which consists only of interest rate swaps, on our balance sheet at fair value. Changes in the fair values of our derivatives are recorded each period in current earnings or in other comprehensive income, depending on their designations as trading or hedging swaps.

For derivative instruments not designated as hedging instruments, all changes in fair value are reported in current period earnings on the line entitled *Loss on interest rate swaps* in our consolidated statements of operations. Net cash settlements on these non-designated swaps are included in investing activities in our consolidated statements of cash flows.

For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value is deferred as a component of other comprehensive income and reclassified to earnings as part of interest expense in the same period in which the hedged item impacts earnings. The ineffective portion, if any, is reported in earnings as part of *Loss on interest rate swaps*. Net cash settlements on these swaps that are designated as cash flow hedges are included in operating activities in our consolidated statements of cash flows.

We do not have any derivative instruments designated as fair value hedges.

For additional information regarding our derivative instruments, see Note 9, *Derivative Instruments*.

Refunds due Patients and Other Third-Party Payors—

Refunds due patients and other third-party payors consist primarily of estimates of potential overpayments received from our patients and other third-party payors. In instances where we are unable to locate and reimburse the party due the refund, these amounts may become subject to escheat property laws and consequently may be payable to various jurisdictions or reportable to a federal agency.

During 2005, we completed a substantive reconstruction process so that we could prepare consolidated financial statements as of and for the years ended December 31, 2004, 2003, and 2002 and restate our previously issued financial statements for the years ended December 31, 2001 and 2000. As of December 31, 2010 and 2009, approximately $42.1 million and $42.8 million, respectively, of amounts included in *Refunds due patients and other third-party payors* represent an estimate of potential overpayments that originated in periods prior to December 31, 2004. These amounts were originally estimated during our reconstruction process based on collection history and other available patient receipt data. We continue to review these estimates based on updated information with respect to third-party confirmations, settlement agreements, and developments in regulations and rulings. During 2010, 2009, and 2008, this process resulted in a reduction to *Refunds due patients and other third-party payors* of approximately $0.7 million, $0.7 million, and $2.9 million, respectively, all of which are included in *(Loss) income from discontinued operations, net of tax* in our consolidated statements of operations. We continue to confirm whether these balances are due and owing to third-party payors in various jurisdictions noting that the results of this process may impact the carrying value of these liabilities.

As of December 31, 2010 and 2009, approximately $33.9 million and $34.6 million, respectively, of the amount recorded as *Refunds due patients and other third-party payors* represents balances associated with our divested surgery centers, outpatient, and diagnostic divisions. These balances remained with HealthSouth after each transaction closed, and, therefore, are not reported as "held for sale" in our consolidated balance sheets.

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Convertible Perpetual Preferred Stock—

Our *Convertible perpetual preferred stock* contains fundamental change provisions that allow the holder to require us to redeem the preferred stock for cash if certain events occur. As redemption under these provisions is not solely within our control, we have classified our *Convertible perpetual preferred stock* as temporary equity.

Because our *Convertible perpetual preferred stock* is indexed to, and potentially settled in, our common stock, we also examined whether the embedded conversion option in our *Convertible perpetual preferred stock* should be bifurcated. Based on our analysis, we determined bifurcation is not necessary.

We use the if-converted method to include our *Convertible perpetual preferred stock* in our computation of diluted earnings per share.

Stock-Based Compensation—

HealthSouth has various shareholder- and non-shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, included in *Other operating expenses* within the accompanying consolidated statements of operations, approximated $4.7 million in 2010, $5.0 million in 2009, and $5.4 million in 2008.

Professional Fees—Accounting, Tax, and Legal—

As discussed in Note 22, *Contingencies and Other Commitments*, in June 2009, a court ruled that Richard M. Scrushy, our former chairman and chief executive officer, committed fraud and breached his fiduciary duties during his time with HealthSouth. Based on this judgment, we have no obligation to indemnify him for any litigation costs. Therefore, we reversed the remainder of this accrual for his legal fees during the second quarter of 2009 which resulted in a reduction in *Professional fees—accounting, tax, and legal* of $6.5 million during the year ended December 31, 2009.

In 2010, *Professional fees—accounting, tax, and legal* related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues. Excluding the reversal of accrued fees discussed above, *Professional fees—accounting, tax, and legal* for the years ended December 31, 2009 and 2008 related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues and income tax return preparation and consulting fees for various tax projects related to our pursuit of our remaining income tax refund claims. *Professional fees—accounting, tax, and legal* in 2008 specifically included the $26.2 million of fees and expenses awarded to the derivative plaintiffs' attorneys as part of the UBS Settlement discussed in Note 21, *Settlements*.

See Note 21, *Settlements*, and Note 22, *Contingencies and Other Commitments*, for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

HealthSouth and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability partnerships, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets Held for Sale and Results of Discontinued Operations—

Components of an entity that have been disposed of or are classified as held for sale and have operations and cash flows that can be clearly distinguished from the rest of the entity are reported as assets held for sale and discontinued operations. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *(Loss) income from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Prepaid expenses and other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the reissuance price is added to or deducted from *Capital in excess of par value*. We account for the retirement of treasury stock as a reduction of retained earnings. However, due to our *Accumulated deficit*, the retirement of treasury stock is currently recorded as a reduction of *Capital in excess of par value*.

Foreign Currency Translation—

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar have been translated to U.S. dollars. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts, which are translated at historical exchange rates. Gains and losses from foreign currency translations are reported as a component of *Accumulated other comprehensive income* within shareholders' deficit. Exchange gains and losses from foreign currency transactions are recognized in the consolidated statements of operations and historically have not been material. We divested our international operations in October 2006.

Comprehensive Income—

Comprehensive income is comprised of *Net income*, changes in unrealized gains or losses on available-for-sale securities, the effective portion of changes in the fair value of interest rate swaps that are designated as cash flow hedges, and foreign currency translation adjustments and is included in the consolidated statements of comprehensive income.

Recent Accounting Pronouncements—

We do not believe any recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2. Business Combinations:

On June 1, 2010, we acquired 100% of the assets and operations of Desert Canyon Rehabilitation Hospital ("Desert Canyon"), a 50-bed inpatient rehabilitation hospital located in southwest Las Vegas, Nevada for a purchase price of $10.0 million. The acquisition was funded with available cash. As a result of this transaction, *Goodwill* increased by $7.3 million.

On September 20, 2010, we acquired 100% of the assets and operations of Sugar Land Rehabilitation Hospital ("Sugar Land"), a 50-bed inpatient rehabilitation hospital located in southwest Houston, Texas for a purchase price of $23.6 million. The acquisition was funded with available cash. As a result of this transaction, *Goodwill* increased by $5.3 million.

On September 30, 2010, we finalized our acquisition of 100% of the operations of a 30-bed inpatient rehabilitation unit in Ft. Smith, Arkansas ("Ft. Smith") for total consideration of $9.6 million. The acquisition was funded with $1.2 million of available cash at closing, with the remainder being paid over six years. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Ft. Smith.

These acquisitions were made to enhance our position and ability to provide inpatient rehabilitative services to patients in the respective areas. All of the goodwill resulting from these transactions is deductible for federal income tax purposes. The goodwill reflects our expectations of the synergistic benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in these markets.

We accounted for these acquisitions under the purchase method of accounting and reported the results of operations of the acquired hospitals from their respective dates of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition dates. The fair values of identifiable intangible assets were based on valuations using the income approach based on management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of purchase price over the acquired assets and assumed liabilities was recorded as goodwill.

The allocation of each purchase price was based upon the fair values of assets acquired and liabilities assumed. The following table summarizes the allocation of the aggregate purchase price as of the acquisition dates for the above mentioned acquisitions (in millions):

Property and equipment, net	$	17.6
Identifiable intangible assets:		
Noncompete agreements (useful lives range from 16 months to 6 years)		11.4
Tradenames (useful lives are 10 years)		1.2
Licenses (useful lives are 20 years)		0.4
Goodwill		12.6
Total assets acquired		43.2
Total current liabilities assumed		(0.7)
Total allocation of purchase price consideration	$	42.5

The Company's reported *Net operating revenues* and *Net income* for the year ended December 31, 2010 include operating results for Ft. Smith from October 1, 2010 through December 31, 2010, Sugar Land from September 20, 2010 through December 31, 2010, and Desert Canyon from June 1, 2010 through December 31, 2010. The following table summarizes the aggregate results of operations of the above mentioned transactions from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2009 (in millions):

	Net Operating Revenues	Net Income Attributable to HealthSouth
Acquired entities only: Actual from acquisition date to December 31, 2010[(a)]	$ 10.1	$ 0.4
Combined entity: Supplemental pro forma from 1/01/2010-12/31/2010 (unaudited)	2,017.8	902.7
Combined entity: Supplemental pro forma from 1/01/2009-12/31/2009 (unaudited)	1,943.3	100.2

(a) The Ft. Smith acquisition discussed above represents a market consolidation transaction, as we relocated the operations of this unit to, and consolidated it with, HealthSouth Rehabilitation Hospital of Ft. Smith. Because it is difficult to determine, with precision, the incremental impact of market consolidation transactions on our results of operations, the results of ongoing operations for Ft. Smith from its acquisition date to December 31, 2010 have been excluded from this line.

3. Cash and Marketable Securities:

The components of our investments as of December 31, 2010 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 48.4	$ 36.5	$ -	$ 84.9
Equity securities	-	-	37.5	37.5
Total	$ 48.4	$ 36.5	$ 37.5	$ 122.4

The components of our investments as of December 31, 2009 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 80.9	$ 67.8	$ -	$ 148.7
Equity securities	-	-	21.0	21.0
Total	$ 80.9	$ 67.8	$ 21.0	$ 169.7

Restricted Cash—

As of December 31, 2010 and 2009, *Restricted cash* consisted of the following (in millions):

	As of December 31, 2010	2009
Affiliate cash	$ 15.6	$ 31.9
Self-insured captive funds	20.4	33.7
Paid-loss deposit funds	0.5	2.2
Total restricted cash	$ 36.5	$ 67.8

Affiliate cash represents cash accounts maintained by joint ventures in which we participate where one or more of our external partners requested, and we agreed, that the joint venture's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those joint ventures. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 10, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the

Cayman Islands Monetary Authority. Paid loss deposit funds represent cash held by third-party administrators to fund expenses and other payments related to claims.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2010 and 2009, all restricted cash was current.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. As discussed previously, HCS handles professional liability, workers' compensation, and other insurance claims on behalf of HealthSouth. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2010 and 2009, $19.3 million and $18.3 million, respectively, of restricted marketable securities are included in *Other long-term assets* in our consolidated balance sheets.

A summary of our restricted marketable securities as of December 31, 2010 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 36.9	$ 0.7	$ (0.1)	$ 37.5

A summary of our restricted marketable securities as of December 31, 2009 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 19.6	$ 1.5	$ (0.1)	$ 21.0

Cost in the above tables includes adjustments made to the cost basis of our equity securities for other-than-temporary impairments. During the year ended December 31, 2010, we did not record any impairment charges related to our restricted marketable securities. During the year ended December 31, 2009, we recorded $0.8 million of impairment charges related to our restricted marketable securities. These impairment charges are included in *Other income* in our consolidated statements of operations.

Investing information related to our restricted marketable securities is as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Proceeds from sales of restricted available-for-sale securities	$ 5.2	$ 5.0	$ 8.1
Gross realized gains	$ 0.4	$ 0.9	$ 0.2
Gross realized losses	$ (0.1)	$ (1.3)	$ (1.5)

Our portfolio of marketable securities is comprised of mutual funds that hold investments in a variety of industries. As discussed in Note 1, *Summary of Significant Accounting Policies*, "Marketable Securities," when our portfolio includes marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, we examine the severity and duration of the impairments in relation to the cost of the individual investments. We also consider the industry in which each investment is held and the near-term prospects for a recovery in each specific industry.

4. Accounts Receivable:

Accounts receivable consists of the following (in millions):

	As of December 31,	
	2010	2009
Patient accounts receivable	$ 242.2	$ 243.6
Less: Allowance for doubtful accounts	(25.9)	(33.1)
Patient accounts receivable, net	216.3	210.5
Other accounts receivable	8.6	9.2
Accounts receivable, net	$ 224.9	$ 219.7

At December 31, 2010 and 2009, our allowance for doubtful accounts represented approximately 10.7% and 13.6%, respectively, of the total patient due accounts receivable balance.

The following is the activity related to our allowance for doubtful accounts (in millions):

For the Year Ended December 31,	Balance at Beginning of Period	Additions and Charges to Expense	Deductions and Accounts Written Off	Balance at End of Period
2010	$ 33.1	$ 18.5	$ (25.7)	$ 25.9
2009	$ 30.9	$ 33.1	$ (30.9)	$ 33.1
2008	$ 37.4	$ 27.0	$ (33.5)	$ 30.9

5. Property and Equipment:

Property and equipment consists of the following (in millions):

	As of December 31,	
	2010	2009
Land	$ 70.9	$ 66.5
Buildings	932.6	904.6
Leasehold improvements	46.3	35.5
Furniture, fixtures, and equipment	373.1	353.2
	1,422.9	1,359.8
Less: Accumulated depreciation and amortization	(752.4)	(709.7)
	670.5	650.1
Construction in progress	14.9	14.7
Property and equipment, net	$ 685.4	$ 664.8

Information related to fully depreciated assets and assets under capital lease obligations is as follows (in millions):

	As of December 31,	
	2010	2009
Fully depreciated assets	$ 243.0	$ 238.7
Assets under capital lease obligations:		
Buildings	$ 197.2	$ 201.7
Equipment	0.2	0.2
	197.4	201.9
Accumulated amortization	(124.9)	(119.8)
Assets under capital lease obligations, net	$ 72.5	$ 82.1

The amount of depreciation expense, amortization expense relating to assets under capital lease obligations, interest capitalized, and rent expense under operating leases is as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Depreciation expense	$ 57.0	$ 51.6	$ 65.3
Amortization expense	$ 12.1	$ 12.3	$ 12.0
Interest capitalized	$ 0.4	$ -	$ -
Rent expense:			
Minimum rent payments	$ 42.2	$ 35.4	$ 37.7
Contingent and other rents	21.6	27.7	25.7
Other	4.9	4.5	4.1
Total rent expense	$ 68.7	$ 67.6	$ 67.5

Corporate Campus—

In January 2008, we entered into an agreement with Daniel Corporation ("Daniel"), a Birmingham, Alabama-based full-service real estate organization, pursuant to which Daniel acquired our corporate campus, including the Digital Hospital, an incomplete 13-story building located on the property, for a purchase price of $43.5 million in cash. This transaction closed on March 31, 2008. As part of this transaction, we entered into a lease for office space within the property that was sold. The net proceeds from this transaction were used to reduce debt.

We reviewed the depreciation estimates of our corporate campus based on the revised salvage value of the campus due to the expected sale transaction. During the first quarter of 2008, we accelerated the depreciation of our corporate campus by approximately $11.0 million so that the net book value of the corporate campus equaled the estimated net proceeds expected to be received on the transaction's closing date. The year-over-year impact of this acceleration of depreciation approximated $10.0 million.

The sale agreement includes a deferred purchase price component related to the Digital Hospital. If Daniel sells, or otherwise monetizes its interest in, the Digital Hospital for cash consideration to a third party, we are entitled to 40% of the net profit, if any and as defined in the sale agreement, realized by Daniel. In September 2008, Daniel Corporation announced it had reached an agreement with Trinity Medical Center ("Trinity") pursuant to which Trinity will acquire the Digital Hospital. The purchase price of this transaction has not been made public, and the transaction is subject to Trinity receiving approval for a certificate of need ("CON") from the applicable state board in Alabama. Although the CON has been granted to Trinity, the hospitals opposing Trinity's CON have appealed the board's ruling, and the appeal is currently before the Circuit Court of Montgomery County, Alabama, which has not yet ruled. Therefore, no assurances can be given as to whether or when we might receive any cash flows related to the deferred purchase price component of our agreement with Daniel.

Leases—

We lease certain land, buildings, and equipment under non-cancelable operating leases generally expiring at various dates through 2025. We also lease certain buildings and equipment under capital leases generally expiring at various dates through 2027. Operating leases generally have 3- to 15-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require the Company to pay certain maintenance and utility costs. Contingent rents are included in rent expense in the year incurred.

Some facilities are subleased to other parties. Rental income from subleases approximated $4.7 million, $5.2 million, and $6.3 million for the years ended December 31, 2010, 2009, and 2008, respectively. Total expected future minimum rentals under these noncancelable subleases approximated $19.7 million as of December 31, 2010.

Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in *Other long-term liabilities* in the accompanying consolidated balance sheets, as follows (in millions):

	As of December 31,	
	2010	2009
Straight-line rental accrual	$ 8.4	$ 8.6

Future minimum lease payments at December 31, 2010, for those leases having an initial or remaining non-cancelable lease term in excess of one year, are as follows (in millions):

Year Ending December 31,	Operating Leases	Capital Lease Obligations	Total
2011	$ 41.9	$ 18.7	$ 60.6
2012	37.0	16.9	53.9
2013	31.7	15.1	46.8
2014	26.1	10.5	36.6
2015	21.5	8.9	30.4
2016 and thereafter	103.5	68.3	171.8
	$ 261.7	138.4	$ 400.1
Less: Interest portion		(49.3)	
Obligations under capital leases		$ 89.1	

In addition to the above, and as discussed in Note 8, *Long-term Debt*, "Other Notes Payable," we have two sale/leaseback transactions involving real estate accounted for as financings. Future minimum payments, which are accounted for as interest, under these obligations are $2.7 million in each of the next five years and $22.2 million thereafter.

6. Goodwill and Other Intangible Assets:

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Other finite-lived intangibles consist primarily of certificates of need, licenses, noncompete agreements, tradenames, and market access assets.

The following table shows changes in the carrying amount of *Goodwill* for the years ended December 31, 2010, 2009, and 2008 (in millions):

	Amount
Goodwill as of December 31, 2007	$ 408.4
Acquisition	8.6
Goodwill as of December 31, 2008	417.0
Acquisition of interest in joint venture entity	2.6
Allocation to discontinued operations related to expected sale of hospital	(0.9)
Goodwill as of December 31, 2009	418.7
Acquisitions	12.6
Goodwill as of December 31, 2010	$ 431.3

Goodwill increased in 2008 as a result of our acquisition of The Rehabilitation Hospital of South Jersey. *Goodwill* increased in 2009 as a result of a joint venture acquisition of an inpatient rehabilitation unit in Altoona, Pennsylvania. *Goodwill* increased in 2010 as a result of our acquisitions of Sugar Land and Desert Canyon.

We performed impairment reviews as of October 1, 2010, 2009, and 2008 and concluded that no *Goodwill* impairment existed. As of December 31, 2010, we had no accumulated impairment losses related to *Goodwill*.

See also Note 1, *Summary of Significant Accounting Policies*, "Reclassifications," Note 2, *Business Combinations*, and Note 18, *Assets Held for Sale and Results of Discontinued Operations*.

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
Certificates of need:			
2010	$ 6.2	$ (2.1)	$ 4.1
2009	6.2	(1.9)	4.3
Licenses:			
2010	$ 50.2	$ (39.4)	$ 10.8
2009	49.8	(36.9)	12.9
Noncompete agreements:			
2010	$ 30.1	$ (12.4)	$ 17.7
2009	18.8	(9.3)	9.5
Tradenames:			
2010	$ 14.3	$ (7.3)	$ 7.0
2009	13.1	(6.8)	6.3
Market access assets:			
2010	$ 13.2	$ (4.0)	$ 9.2
2009	13.2	(2.5)	10.7
Total intangible assets:			
2010	$ 114.0	$ (65.2)	$ 48.8
2009	101.1	(57.4)	43.7

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Amortization expense	$ 7.3	$ 7.0	$ 5.1

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense
2011	$ 8.9
2012	6.5
2013	6.3
2014	5.4
2015	4.9

See also Note 1, *Summary of Significant Accounting Policies*, "Reclassifications," and Note 2, *Business Combinations*.

7. Investments in and Advances to Nonconsolidated Affiliates:

Investments in and advances to nonconsolidated affiliates as of December 31, 2010 represents our investment in 15 partially owned subsidiaries, of which 11 are general or limited partnerships, limited liability companies, or joint ventures in which HealthSouth or one of our subsidiaries is a general or limited partner, managing member, member, or venturer, as applicable. We do not control these affiliates but have the ability to exercise significant influence over the operating and financial policies of certain of these affiliates. Our ownership percentages in these affiliates range from approximately 1% to 51%. We account for these investments using the cost and equity methods of accounting. Our investments consist of the following (in millions):

	As of December 31,	
	2010	2009
Equity method investments:		
Capital contributions	$ 7.2	$ 7.2
Cumulative share of income	88.0	77.9
Cumulative share of distributions	(67.1)	(59.0)
	28.1	26.1
Cost method investments:		
Capital contributions, net of distributions and impairments	2.6	3.2
Total investments in and advances to nonconsolidated affiliates	$ 30.7	$ 29.3

The following summarizes the combined assets, liabilities, and equity and the combined results of operations of our equity method affiliates (on a 100% basis, in millions):

	As of December 31,	
	2010	2009
Assets—		
Current	$ 18.0	$ 17.3
Noncurrent	73.7	71.7
Total assets	$ 91.7	$ 89.0
Liabilities and equity—		
Current liabilities	$ 7.5	$ 7.2
Noncurrent liabilities	7.2	7.8
Partners' capital and shareholders' equity—		
HealthSouth	28.1	26.1
Outside partners	48.9	47.9
Total liabilities and equity	$ 91.7	$ 89.0

Condensed statements of operations (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Net operating revenues	$ 79.8	$ 73.1	$ 68.8
Operating expenses	(51.6)	(47.2)	(44.7)
Income from continuing operations, net of tax	23.0	20.5	19.4
Net income	23.0	20.5	19.4

See also Note 1, *Summary of Significant Accounting Policies*, "Out-of-Period Adjustments."

8. Long-term Debt:

Our long-term debt outstanding consists of the following (in millions):

	As of December 31, 2010	2009
Advances under $500 million revolving credit facility	$ 78.0	$ -
Term loan facility	-	751.3
Bonds payable—		
10.75% Senior Notes due 2016	495.5	494.9
7.25% Senior Notes due 2018	275.0	-
8.125% Senior Notes due 2020	285.5	285.2
7.75% Senior Notes due 2022	250.0	-
Other bonds payable	1.8	1.8
Other notes payable	36.4	28.0
Capital lease obligations	89.1	101.3
	1,511.3	1,662.5
Less: Current portion	(14.5)	(21.5)
Long-term debt, net of current portion	$ 1,496.8	$ 1,641.0

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2011	$ 14.5	$ 14.5
2012	14.3	14.3
2013	11.8	11.8
2014	8.0	8.0
2015	84.9	84.9
Thereafter	1,387.3	1,377.8
Total	$ 1,520.8	$ 1,511.3

2010 Refinancing Transactions—

In October 2010, we completed refinancing transactions (the "2010 Refinancing Transactions") in which we issued $275.0 million of 7.25% Senior Notes due 2018, issued $250.0 million of 7.75% Senior Notes due 2022, and replaced our former credit agreement with a new amended and restated credit agreement, maturing in 2015, that provides us with a $500 million revolving credit facility, including a $260 million letter of credit subfacility. We used the net proceeds from the 2010 Refinancing Transactions, along with $128.6 million of available cash and a $100.0 million draw on our new revolving credit facility, to repay in full and retire all amounts outstanding under our former credit agreement.

As a result of the 2010 Refinancing Transactions, we recorded an $11.9 million *Loss on early extinguishment of debt* in the fourth quarter of 2010. See also Note 9, *Derivative Instruments*, for a discussion of the termination of two forward-starting interest rate swaps in connection with the refinancing transactions.

Senior Secured Credit Agreement—

New Credit Agreement

On October 26, 2010, we completed the refinancing of our former credit agreement and entered into a new amended and restated credit agreement with Barclays Bank PLC ("Barclays") and certain other financial institutions. The new credit agreement provides us with a $500 million senior secured revolving credit facility, including a $260 million letter of credit subfacility and a swingline loan subfacility, that matures in 2015. At closing, $100.0 million were drawn on the new revolving credit facility to repay in full and retire the remaining amounts outstanding on the term loan facility under our former credit agreement. In addition, $48.7 million were drawn on the letter of credit subfacility at closing.

Amounts drawn on the revolving credit facility under the new credit agreement bear interest at a rate per annum of, at our option, (1) LIBOR or (2) the higher of (a) Barclays' prime rate and (b) the federal funds rate plus 0.5%, in each case, plus an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.5% per annum on the daily amount of the unutilized commitments under the revolving credit facility.

Pursuant to a collateral and guarantee agreement (the "Collateral and Guarantee Agreement"), dated as of October 26, 2010, among us, our subsidiaries defined therein (collectively, the "Subsidiary Guarantors") and Barclays Bank PLC and certain other financial institutions, our obligations under the new credit agreement are (1) secured by substantially all of our assets and the assets of the Subsidiary Guarantors and (2) guaranteed by the Subsidiary Guarantors. In addition to the Collateral and Guarantee Agreement, we and the Subsidiary Guarantors entered into mortgages with respect to certain of our material real property that we own (excluding real property subject to preexisting liens and/or mortgages) to secure our obligations under the new credit agreement.

The new credit agreement provides that, subject to the satisfaction of certain conditions, we will have the right to increase the amount of the revolving credit facility prior to its maturity by incurring incremental term loans or by increasing the revolving credit facility, or both, in an aggregate amount not to exceed $300 million.

The new credit agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio that change over time.

As of December 31, 2010, $78.0 million were drawn under the revolving credit facility with an interest rate of 3.8%. Amounts drawn as of December 31, 2010 exclude $45.6 million utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

Former Credit Agreement

In March 2006, we entered into a credit agreement with a consortium of financial institutions, hereinafter referred to as our "former credit agreement." The former credit agreement included (1) a $400 million revolving credit facility, with a revolving letter of credit subfacility and swingline loan subfacility, (2) a $100 million synthetic letter of credit facility, and (3) a term loan facility that had an original principal of $2.05 billion. We used the proceeds from this transaction to repay prior indebtedness and to pay fees and expenses related to this transaction.

Loans under the former credit agreement bore interest at a rate of, at our option, (1) LIBOR, adjusted for statutory reserve requirements or (2) the higher of (a) the federal funds rate plus 0.5% and (b) JPMorgan Chase Bank, N.A.'s ("JPMorgan") prime rate, in each case, plus an applicable margin that varied depending upon our leverage ratio. We were also subject to a commitment fee of 0.5% per annum on the daily amount of the unutilized commitments under the former revolving credit facility.

Since March 2006, the former credit agreement had been amended two times:

- In March 2007, the former credit agreement was amended to lower the applicable margin and modify certain other covenants, which included gaining the appropriate lender approvals required for our 2007 divestiture activities.

- In October 2009, the former credit agreement was amended to extend the maturity of a portion of the loans under the former credit agreement and to amend certain other provisions. Other amendments allowed us to issue senior secured and unsecured notes in the bond market and increase amounts we could spend for acquisitions and selected debt repurchases.

Our obligations under the former credit agreement were (1) secured by substantially all of our assets and the assets of the Subsidiary Guarantors and (2) guaranteed by the Subsidiary Guarantors. In addition to the

Collateral and Guarantee Agreement, we and the Subsidiary Guarantors entered into mortgages with respect to certain of our material real property (excluding real property subject to preexisting liens and/or mortgages) in connection with the former credit agreement. Our obligations under the former credit agreement were secured by the real property subject to such mortgages.

The credit agreement contained affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio that changed over time.

As of December 31, 2009, no amounts were drawn under the revolving credit facility and no amounts were being utilized under the revolving letter of credit subfacility. If any amounts had been drawn as of that date, they would have accrued interest at 2.75% over LIBOR at the time of the last interest reset. The former revolving credit facility would have expired in March 2012.

The March 2007 amendment to the former credit agreement reduced the applicable participation rate on the $100 million synthetic letter of credit facility to 2.5% (formerly 3.25%). The participation rate was further reduced to 2.25% in 2009 when we received a credit rating upgrade. As of December 31, 2009, $95.2 million were utilized under the synthetic letter of credit facility. The letters of credit under the synthetic letter of credit facility were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes. The synthetic letter of credit facility would have expired in March 2012.

The former term loan facility amortized in quarterly installments equal to 0.25% of the principal outstanding, with the balance payable upon the final maturity. The October 2009 amendment to the former credit agreement provided an extension of the maturity of a $300.0 million tranche of the term loan facility from March 2013 to September 2015 in exchange for a higher interest rate spread on that portion of the loan. The extended portion of the loan accrued interest at a rate of LIBOR plus 3.75%. A credit rating upgrade in 2009 resulted in a reduction in the spread on the non-extended portion of the term loan facility from 2.5% to 2.25%.

At December 31, 2009, our interest rate under the $300 million extended portion of the term loan facility was 4.0%, while our interest rate for the remainder of the term loan facility was 2.5%.

Public Offering of $525 Million of Senior Notes—

On October 7, 2010, we completed a public offering of $525.0 million aggregate principal amount of senior notes, which included $275.0 million of 7.25% Senior Notes due 2018 (the "2018 Notes") at par and $250.0 million of 7.75% Senior Notes due 2022 (the "2022 Notes") at par (collectively, the "New Senior Notes").

The New Senior Notes were issued pursuant to an indenture (the "Base Indenture") dated as of December 1, 2009 between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"), as supplemented by the second supplemental indenture relating to the 2018 Notes and the third supplemental indenture relating to the 2022 Notes (the "Supplemental Indentures" and, together with the Base Indenture, the "Indenture"), each dated October 7, 2010, among us, the Subsidiary Guarantors (as defined in the Indenture), and the Trustee. Pursuant to the terms of the Indenture, the New Senior Notes are jointly and severally guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt (see Note 24, *Condensed Consolidating Financial Information*). The New Senior Notes are senior, unsecured obligations of HealthSouth and rank equally with our other senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

We used the net proceeds from the offering of the New Senior Notes to repay amounts outstanding under the term loan facility of our former credit agreement.

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the New Senior Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the New Senior Notes to be repurchased, plus accrued and unpaid interest.

The New Senior Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

2018 Notes

The 2018 Notes mature on October 1, 2018 and bear interest at a per annum rate of 7.25%. Due to financing costs, the effective interest rate on the 2018 Notes is 7.6%. Interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning in April 2011.

We may redeem the notes, in whole or in part, at any time on or after October 1, 2014, at the redemption prices set forth below:

Period	Redemption Price*
2014	103.625%
2015	101.813%
2016 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to October 1, 2014, during any 12-month period, we may redeem up to 10% of the aggregate principal amount of the 2018 Notes at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. Prior to October 1, 2014, we may also redeem some or all of the 2018 Notes at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the redemption date plus our applicable premium (as defined in the Supplemental Indentures). At any time prior to October 1, 2013, we may redeem up to 35% of the aggregate principal amount of the 2018 Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 107.25% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the 2018 Notes issued remains outstanding after the redemption. However, subject to certain exceptions, our credit agreement limits our ability to repurchase the 2018 Notes prior to their maturity.

2022 Notes

The 2022 Notes mature on September 15, 2022 and bear interest at a per annum rate of 7.75%. Due to financing costs, the effective interest rate on the 2022 Notes is 8.0%. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning in March 2011.

We may redeem the notes, in whole or in part, at any time on or after September 15, 2015, at the redemption prices set forth below:

Period	Redemption Price*
2015	103.875%
2016	102.583%
2017	101.292%
2018 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to September 15, 2015, during any 12-month period, we may redeem up to 10% of the aggregate principal amount of the 2022 Notes at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date. Prior to September 15, 2015, we may also redeem some or all of the 2022 Notes at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the redemption date plus our applicable premium (as defined in the Supplemental Indentures). At any time prior to September 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 2022 Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 107.75% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 65% of the original aggregate principal amount of the 2022 Notes issued remains outstanding after the redemption. However, subject to certain exceptions, our credit agreement limits our ability to repurchase the 2022 Notes prior to their maturity.

8.125% Senior Notes Due 2020—

In December 2009, we issued $290.0 million of 8.125% Senior Notes due 2020 (the "2020 Notes") at 98.327% of par. We used the net proceeds from this transaction along with cash on hand to tender for and redeem all floating rate senior notes due 2014, as described below, outstanding at that time. Due to discounts and financing costs, the effective interest rate on the 2020 Notes is 8.7%. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning in February 2010. The 2020 Notes are jointly and severally guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement or the 2016 Notes. The 2020 Notes are senior unsecured obligations of HealthSouth and rank equally with our senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

We may redeem the notes, in whole or in part, at any time on or after February 15, 2015, at the redemption prices set forth below:

Period	Redemption Price*
2015	104.063%
2016	102.708%
2017	101.354%
2018 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to February 15, 2013, we may redeem up to 35% of the aggregate principal amount of the 2020 Notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 108.125% of their principal amount, plus accrued and unpaid interest thereon, if at least 65% of the aggregate principal amount of the notes remains outstanding after giving effect to such redemption. In addition, at any time prior to February 15, 2015, we may at our option redeem all or a portion of the notes, at a redemption price equal to 100% of principal amount plus a "make-whole" premium, plus accrued and unpaid interest thereon, if any, to the redemption date.

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the 2020 Notes may require us to repurchase such holder's notes at a cash purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. However, subject to certain exceptions, our credit agreement limits our ability to repurchase the 2020 Notes prior to their maturity. The 2020 Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

Private Offering of $1.0 Billion of Senior Notes—

On June 14, 2006, we completed a private offering of $1.0 billion aggregate principal amount of senior notes, which included $375.0 million in aggregate principal amount of floating rate senior notes due 2014 (the "Floating Rate Notes") at par and $625.0 million aggregate principal amount of 10.75% senior notes due 2016 (the "2016 Notes") at 98.505% of par (collectively, the "Senior Notes"). We used the net proceeds from the private offering of the Senior Notes, along with cash on hand, to repay prior indebtedness.

The Senior Notes were issued pursuant to separate indentures dated June 14, 2006 (each an "indenture" and together, the "Indentures") among HealthSouth, the Subsidiary Guarantors (as defined in the Indentures), and the Trustee. Pursuant to the terms of the Indentures, the Senior Notes are senior unsecured obligations of HealthSouth and will rank equally with our senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness. Our obligations under the Senior Notes are jointly and severally guaranteed by all of our existing and future subsidiaries that guarantee (1) borrowings under our credit agreement or (2) certain of our debt.

Interest payments on the Senior Notes commenced on December 15, 2006 and are payable in arrears on June 15 and December 15 of each year. We pay interest on overdue principal at the rate of 1.0% per annum in excess of the applicable rates described below and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

As discussed above, in December 2009, we completed a refinancing transaction in which we issued $290.0 million of 8.125% Senior Notes due 2020 and tendered for and redeemed the remaining $329.6 million of our Floating Rate Notes that were outstanding at that time.

Floating Rate Notes

On November 16, 2009, we commenced a tender offer to purchase for cash all of the outstanding Floating Rate Notes, with an aggregate principal outstanding of $329.6 million at that time. We also solicited consents to amend the indenture governing these notes to eliminate or make less restrictive substantially all of the restrictive covenants and eliminate certain other provisions contained within the indenture. The tender offer expired on December 14, 2009. Pursuant to our offer, we received tenders and consents for approximately $313 million in aggregate principal amount of the Floating Rate Notes. The total consideration paid of approximately $333 million represented the principal amount of the Floating Rate Notes tendered, accrued and unpaid interest thereon, and the related early tender premium. The remaining aggregate principal amount of approximately $17 million that was outstanding when the tender offer and consent solicitation expired was redeemed for 103.0% along with accrued and unpaid interest thereon. Total consideration paid in connection with the redemption approximated $18 million.

The Floating Rate Notes were to mature on June 15, 2014 and bore interest at a per annum rate, reset semiannually, of LIBOR plus 6.0%. At the time of the refinancing, our interest rate was 7.2%.

2016 Notes

The 2016 Notes mature on June 15, 2016 and bear interest at a per annum rate of 10.75%. Due to discounts and financing costs, the effective interest rate on the 2016 Notes is 11.4%.

On or after June 15, 2011, we will be entitled, at our option, to redeem all or a portion of the 2016 Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, plus accrued interest to the redemption date (subject to the right of holders of the 2016 Notes of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on June 15 of the years set forth below:

Period	**Redemption Price***
2011	105.375%
2012	103.583%
2013	101.792%
2014 and thereafter	100.000%

* Expressed in percentage of principal amount

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the 2016 Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the 2016 Notes to be repurchased, plus accrued and unpaid interest.

The 2016 Notes contain covenants and default and acceleration provisions that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

Other Bonds Payable—

On September 28, 2001, we issued $400 million in 8.375% Senior Notes (the "8.375% Senior Notes"), substantially all of which have been tendered or redeemed as part of prior recapitalization transactions. As of December 31, 2010 and 2009, $0.3 million of these notes remained outstanding. Due to discounts and financing costs, the effective interest rate on the 8.375% Senior Notes is 8.4%, with interest payable on April 1 and October 1 of each year. The 8.375% Senior Notes mature on October 1, 2011 and are unsecured and unsubordinated. We used the net proceeds from the issuance of the 8.375% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities.

On May 17, 2002, we issued $1 billion in 7.625% Senior Notes due 2012 at 99.3% of par value (the "7.625% Senior Notes"), substantially all of which have been tendered or redeemed as part of prior recapitalization transactions. As of December 31, 2010 and 2009, $1.5 million of these notes remained outstanding. Due to discounts and financing costs, the effective interest rate on the 7.625% Senior Notes is 7.6%, with interest payable on June 1 and December 1 of each year. The 7.625% Senior Notes mature on June 1, 2012 and are unsecured and unsubordinated. We used the net proceeds from the issuance of the 7.625% Senior Notes to pay down indebtedness outstanding under our then-existing credit facilities and for other corporate purposes.

Other Notes Payable—

We have two 15-year notes payable agreements outstanding, both of which were used to finance real estate projects. The interest rates of these notes are 8.1% and 11.2%. In addition, and as part of the purchase of Ft. Smith discussed in Note 2, *Business Combinations*, we entered into a six-year note payable with the seller of this rehabilitation unit. The interest rate of this note is 7.8%.

Capital Lease Obligations—

We engage in a significant number of leasing transactions including real estate, medical equipment, computer equipment, and other equipment utilized in operations. Leases meeting certain accounting criteria have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally ranged from 6.6% to 12.2% based on our incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease and with a variety of both small and large real estate owners.

9. Derivative Instruments

Interest Rate Swaps Not Designated as Hedging Instruments—

In March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our former credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we pay a fixed rate of 5.2% on a notional principal of $984.0 million, while the counterparties to this agreement pay a floating rate based on 3-month LIBOR, which was 0.3% at December 10, 2010 and 2009, which was the most recent interest rate set date at each respective year end. The termination date of this swap is March 10, 2011. The fair market value of this swap as of December 31, 2010 and 2009 was ($12.1) million and ($54.8) million, respectively, and is included in *Other current liabilities* in our consolidated balance sheets.

In June 2009, we entered into a receive-fixed swap as a mirror offset to $100.0 million of the $984.0 million interest rate swap discussed above in order to reduce our effective fixed rate to total debt ratio. Under this interest rate swap agreement, we pay a variable rate based on 3-month LIBOR, while the counterparty to this agreement pays a fixed rate of 5.2% on a notional principal of $100.0 million. Net settlements commenced in September 2009 and are made quarterly on the same settlement schedule as the $984.0 million interest rate swap discussed above. The termination date of this swap is March 10, 2011. Our initial net investment in this swap was $6.4 million. The fair market value of this swap as of December 31, 2010 was $1.2 million and is included in *Prepaid expenses and other current assets* in our consolidated balance sheet. The fair market value of this swap as of December 31, 2009 was $5.6 million. Of this amount, $4.7 million is included in *Prepaid expenses and other current assets* with the remainder included in *Other long-term assets* in our consolidated balance sheets.

These interest rate swaps are not designated as hedges. Therefore, changes in the fair value of these interest rate swaps are included in current-period earnings as *Loss on interest rate swaps*.

During the years ended December 31, 2010, 2009, and 2008, we made net cash settlement payments of $44.7 million, $42.2 million, and $20.7 million, respectively, to our counterparties. Net settlement payments on these swaps are included in the line item *Loss on interest rate swaps* in our consolidated statements of operations.

Forward-Starting Interest Rate Swaps Designated as Cash Flow Hedges—

In association with the refinancing transactions discussed in Note 8, *Long-term Debt*, during 2010, we terminated two forward-starting interest rate swaps which hedged forecasted variable cash flows associated with our former term loan facility. Accordingly, we reclassified the existing cumulative loss associated with these two swaps, or $4.6 million, from *Accumulated other comprehensive income* to earnings in the line item titled *Loss on interest rate swaps*. In addition, we recorded a $2.3 million charge associated with the settlement payment to the counterparties as part of *Loss on interest rate swaps* during the year ended December 31, 2010. In October 2010, an unwind fee of $6.9 million was paid to the counterparties under these agreements to effect the termination.

Each swap had a notional value of $100 million and would have required the counterparties to pay us a floating rate based on 3-month LIBOR and had net settlements commencing on June 10, 2011. The first forward-starting interest rate swap, entered into in December 2008, would have required us to pay a fixed rate of 2.6%. The termination date of this swap would have been December 12, 2012. The fair market value of this swap as of December 31, 2009 was $0.4 million, and is included in *Other long-term assets* in our consolidated balance sheet.

The second forward-starting interest rate swap, entered into in March 2009, would have required us to pay a fixed rate of 2.9%. The termination date of this swap would have been September 12, 2012. The fair market value of this swap as of December 31, 2009 was ($0.3) million and is included in *Other current liabilities* in our consolidated balance sheet.

Both forward-starting swaps were designated as cash flow hedges and were accounted for under the policies described in Note 1, *Summary of Significant Accounting Policies*. See also Note 15, *Fair Value Measurements*.

10. Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an independent insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund part of our first layer of insurance coverage up to $24 million. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Reserves for professional liability, general liability, and workers' compensation risks were $152.9 million and $137.5 million at December 31, 2010 and 2009, respectively. The current portion of this reserve, $50.4 million and $37.5 million, at December 31, 2010 and 2009, respectively, is included in *Other current liabilities* in our consolidated balance sheets. Expenses related to retained professional and general liability risks were $28.1 million, $13.6 million, and $6.7 million for the years ended December 31, 2010, 2009, and 2008, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with retained workers' compensation risks were $8.3 million, $13.9 million, and $7.7 million for the years ended December 31, 2010, 2009, and 2008, respectively. Of these amounts, $8.1 million, $13.6 million, and $7.5 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. See below for additional information related to estimated ultimate losses recorded in 2010, 2009, and 2008.

We also maintain excess loss contracts with insurers and reinsurers for professional, general liability, and workers' compensation risks. Expenses associated with professional and general liability excess loss contracts were $2.5 million, $3.1 million, and $3.4 million for the years ended December 31, 2010, 2009, and 2008, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with workers' compensation excess loss contracts were $3.5 million, $3.4 million, and $0.7 million for the years ended December 31, 2010, 2009, and 2008, respectively. Of these amounts, $3.4 million, $3.3 million, and $0.7 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*.

Provisions for these risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the unpaid portion of the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results. During 2010, 2009, and 2008, we reduced our estimated ultimate losses relating to prior loss periods by $1.7 million, $7.4 million, and $19.4 million, respectively, due to favorable claim experience and industry-wide loss development trends.

The reserves for these self-insured risks cover approximately 1,000 individual claims at December 31, 2010 and 2009, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2010, 2009, and 2008, $30.7 million, $26.8 million, and $28.3 million, respectively, of payments (net of reinsurance recoveries of $1.0 million, $1.2 million, and $3.3 million, respectively) were made for liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

The obligations covered by excess contracts remain on the balance sheet, as the subsidiary or parent remains liable to the extent the excess carriers do not meet their obligations under the insurance contracts. Amounts receivable under the excess contracts were $34.1 million and $21.5 million at December 31, 2010 and 2009, respectively. Of these amounts, $14.4 million and $5.4 million are included in *Prepaid expenses and other current assets* in our consolidated balance sheets as of December 31, 2010 and 2009, respectively, with the remainder included in *Other long-term assets*.

11. Convertible Perpetual Preferred Stock:

On March 7, 2006, we completed the sale of 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock. The preferred stock has an initial liquidation preference of $1,000 per share of preferred stock, which is contingently subject to accretion. Holders of the preferred stock are entitled to receive, when and if declared by our board of directors, cash dividends at the rate of 6.50% per annum on the accreted liquidation preference per share, payable quarterly in arrears. Dividends on the preferred stock are cumulative. Each holder of preferred stock has one vote for each share held by the holder on all matters voted upon by the holders of our common stock.

The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at an initial conversion price of $30.50 per share, which is equal to an initial conversion rate of approximately 32.7869 shares of common stock per share of preferred stock, subject to specified adjustments. On or after July 20, 2011, we may cause the shares of preferred stock to be automatically converted into shares of our common stock at the conversion rate then in effect if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the notice of forced conversion exceeds 150% of the conversion price of the preferred stock. If we are subject to a fundamental change, as defined in the certificate of designation of the preferred stock, each holder of shares of preferred stock has the right, subject to certain limitations, to require us to purchase with cash any or all of its shares of preferred stock at a purchase price equal to 100% of the accreted liquidation preference, plus any accrued and unpaid dividends to the date of purchase. In addition, if holders of the preferred stock elect to convert shares of preferred stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate for such shares of preferred stock. As redemption of the preferred stock is contingent upon the occurrence of a fundamental change, and since we do not deem a fundamental change probable of occurring, accretion of our *Convertible perpetual preferred stock* is not necessary.

We declared $26.0 million in dividends on our preferred stock in each of the three years ended December 31, 2010. As of December 31, 2010 and 2009, accrued dividends of $6.5 million were included in *Other current liabilities* on our consolidated balance sheets. These accrued dividends were paid in January 2011 and 2010, respectively.

12. Shareholders' Deficit:

Issuance of Shares and Warrants Associated with Class Action Securities Litigation—

On September 30, 2009, we issued 5.0 million shares of common stock and 8.2 million common stock warrants in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. For additional information, see Note 20, *Earnings per Common Share*, and Note 21, *Settlements.*

Equity Offering—

On June 27, 2008, HealthSouth finalized the issuance and sale of 8.8 million shares of its common stock to J.P. Morgan Securities Inc. for net proceeds of approximately $150 million. The Company used the net proceeds of the offering primarily for redemption and repayment of short-term and long-term borrowings.

13. Guarantees:

Primarily in conjunction with the sale of certain facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007, HealthSouth assigned, or remained as a guarantor on, the leases of certain properties and equipment to certain purchasers and, as a condition of the lease, agreed to act as a guarantor of the purchaser's performance on the lease. Should the purchaser fail to pay the obligations due on these leases or contracts, the lessor or vendor would have contractual recourse against us.

As of December 31, 2010, we were secondarily liable for 41 such guarantees. The remaining terms of these guarantees ranged from one month to 102 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $35.5 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors and vendors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers have agreed to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. These guarantees are not secured by any assets under the agreements.

14. Accumulated Other Comprehensive Income:

Accumulated other comprehensive income, net of income tax effect, consists of the following (in millions):

	As of December 31,	
	2010	2009
Unrealized gain (loss) on available-for-sale securities	$ 0.5	$ (0.1)
Unrealized gain on interest rate swaps	-	0.1
Total	$ 0.5	$ -

15. Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
As of December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique (1)
Current portion of restricted marketable securities	$ 18.2	$ -	$ 18.2	$ -	M
Prepaid expenses and other current assets:					
June 2009 trading swap	1.2	-	1.2	-	I
Other long-term assets:					
Restricted marketable securities	19.3	-	19.3	-	M
Other current liabilities:					
March 2006 trading swap	(12.1)	-	(12.1)	-	I
As of December 31, 2009					
Current portion of restricted marketable securities	$ 2.7	$ 1.8	$ 0.9	$ -	M
Prepaid expenses and other current assets:					
June 2009 trading swap	4.7	-	4.7	-	I
Other long-term assets:					
Restricted marketable securities	18.3	-	18.3	-	M
December 2008 forward-starting swap	0.4	-	0.4	-	I
June 2009 trading swap	0.9	-	0.9	-	I
Other current liabilities:					
March 2006 trading swap	(54.8)	-	(54.8)	-	I
March 2009 forward-starting swap	(0.3)	-	(0.3)	-	I

(1) The three valuation techniques are: market approach (M), cost approach (C), and income approach (I).

In addition to assets and liabilities recorded at fair value on a recurring basis, we are also required to record assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets. Assets measured at fair value on a nonrecurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			Total Losses
	Net Carrying Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Year Ended December 31, 2009
Investments in and advances to nonconsolidated affiliates	$ 1.7	$ -	$ -	$ 1.7	$ 0.3
Other long-term assets:					
Assets held for sale	14.2	-	14.2	-	0.9

During the year ended December 31, 2010, we did not record any gains or losses related to our nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis as part of our continuing operations.

The above losses incurred in 2009 represent our write-down of certain assets to their estimated fair value based on offers we received from third parties to acquire the assets or other market conditions. The loss related to *Investments in and advances to nonconsolidated affiliates* is included in *Other income* in our consolidated statement of operations for the year ended December 31, 2009. The losses related to assets held for sale are included in *Loss on disposal of assets* in our consolidated statement of operations for the year ended December 31, 2009.

The loss associated with *Investments in and advances to nonconsolidated affiliates* resulted from an other-than-temporary impairment of an investment accounted for using the cost method of accounting. The investment was valued using its published net asset value discounted due to recent market fluctuations, the illiquid nature of the investment, and proposed changes to the investment's structure. More specifically, and because we elected a liquidation option with regard to this investment, we discounted the net asset value of our holdings to account for anticipated sales of assets within this investment at prices lower than the currently stated net asset value.

In addition, during the year ended December 31, 2008, we recorded an impairment charge of $0.6 million. This charge represented our write-down of certain long-lived assets associated with one of our hospitals to their estimated fair value based on an offer we received from a third party to acquire the assets. This charge is included in *Other operating expenses* in our consolidated statement of operations for the year ended December 31, 2008.

During the years ended December 31, 2010, 2009, and 2008, we also recorded impairment charges of $0.6 million, $4.0 million, and $11.8 million, respectively, as part of our results of discontinued operations. See Note 18, *Assets Held for Sale and Results of Discontinued Operations.*

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for all of our other financial instruments are presented in the following table (in millions):

	As of December 31, 2010		As of December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Interest rate swap agreements:				
March 2006 trading swap	$ (12.1)	$ (12.1)	$ (54.8)	$ (54.8)
December 2008 forward-starting swap	-	-	0.4	0.4
March 2009 forward-starting swap	-	-	(0.3)	(0.3)
June 2009 trading swap	1.2	1.2	5.6	5.6
Long-term debt:				
Advances under $500 million revolving credit facility	78.0	78.0	-	-
Term loan facility	-	-	751.3	714.5
10.75% Senior Notes due 2016	495.5	543.2	494.9	542.5
7.25% Senior Notes due 2018	275.0	280.5	-	-
8.125% Senior Notes due 2020	285.5	311.8	285.2	284.7
7.75% Senior Notes due 2022	250.0	258.1	-	-
Other bonds payable	1.8	1.8	1.8	1.8
Other notes payable	36.4	36.3	28.0	28.0
Financial commitments:				
Letters of credit	-	45.6	-	95.2

16. Stock-Based Compensation:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards under the terms of compensation plans designed to align employee and executive interests to those of our stockholders.

All employee stock-based compensation awarded in 2009 and 2010 was issued under the 2008 Equity Incentive Plan, a stockholder-approved plan that provides for grants of nonqualified stock options or incentive stock options, restricted stock, stock appreciation rights, performance shares or performance units, dividend equivalents, restricted stock units ("RSUs"), or other stock-based awards. The terms of the 2008 Equity Incentive Plan make available up to 6,000,000 shares of common stock to be granted. As of December 31, 2010, the number of shares of stock reserved and available for grant under this plan, excluding previously issued but unvested performance-based and market condition restricted stock, is 5,032,776 shares. The maximum number of previously issued but unvested performance-based and market condition restricted stock, that could be granted but is excluded from the available shares noted above, is 3,907,606.

Historically, we have also issued stock-based compensation out of the following plans which expired in 2008: the 1995, 1997, and 1999 Stock Option Plans, the 1998 Restricted Stock Plan, the Key Executive Incentive Program, and the 2005 Equity Incentive Plan. As of December 31, 2010, we also had 1,200,300 shares available to issue under the 2002 Stock Option Plan; however, with the approval of the 2008 Equity Incentive Plan discussed above, we do not intend to issue any additional options from this plan.

Stock Options—

As of December 31, 2010, we had outstanding options from the 1995, 1997, and 2002 Stock Option Plans as well as the 2005 and 2008 Equity Incentive Plans. Under these plans, officers and employees are given the right to purchase shares of HealthSouth common stock at a fixed grant price determined on the day the options are granted. These plans provide for the granting of both nonqualified stock options and incentive stock options. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation committee of our board of directors. However, no options are exercisable beyond approximately ten years from the date of grant. Granted options vest over the awards' requisite service periods, which is generally three years.

The fair values of the options granted during the years ended December 31, 2010, 2009, and 2008 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Expected volatility	44.7%	45.0%	39.5%
Risk-free interest rate	3.1%	2.7%	3.2%
Expected life (years)	6.7	6.5	6.4
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options, excluding a distinct period of extreme volatility between 2002 and 2003. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We do not pay a dividend, and we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity. Under the Black-Scholes option-pricing model, the weighted-average fair value per share of employee stock options granted during the years ended December 31, 2010, 2009, and 2008 was $8.54, $4.64, and $7.22, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price per Share	Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2009	2,514	$ 22.88		
Granted	210	17.30		
Exercised	(26)	16.50		
Forfeitures	(11)	21.75		
Expirations	(194)	24.40		
Outstanding, December 31, 2010	2,493	22.36	5.7	$ 5.7
Exercisable, December 31, 2010	1,976	24.59	5.0	2.1

We recognized approximately $2.0 million, $3.5 million, and $5.0 million of compensation expense related to our stock options for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010, there was $2.1 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 20 months.

Restricted Stock—

Prior to 2008, restricted stock awards contained only a service requirement and generally vested over a three-year requisite service period. The restricted stock awards granted in 2010, 2009, and 2008 included service-based awards, performance-based awards (that also included a service requirement), and market condition awards (that also included a service requirement). For awards with a service and/or performance requirement, the fair value of the award is determined by the closing price of our common stock on the grant date. For awards with a market condition, the fair value of the awards is determined using a lattice model.

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2009	684	$ 12.20
Granted	382	16.37
Vested	(358)	16.24
Forfeited	(40)	11.55
Nonvested shares at December 31, 2010	668	13.84

The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2009 and 2008 was $7.85 and $16.34 per share, respectively. We recognized approximately $13.6 million, $9.1 million, and $5.9 million of compensation expense related to our restricted stock awards for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010, there was $15.7 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 20 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures.

Non-Employee Stock-Based Compensation Plans—

We maintained the 2004 Director Incentive Plan, as amended and restated, to provide incentives to our non-employee members of our board of directors. Up to 400,000 shares were available to be granted pursuant to the 2004 Director Incentive Plan through the award of shares of unrestricted common stock, restricted stock, and/or RSUs. The 2004 Director Incentive Plan expired during 2008. During the first quarter of 2009, we issued RSUs out of the 2008 Equity Incentive Plan to our non-employee members of our board of directors. Restricted stock awards are subject to a three-year graded vesting period, while the RSUs are fully vested when awarded.

During the years ended December 31, 2010, 2009, and 2008, we issued 46,827, 103,185, and 49,788 RSUs, respectively, with a fair value of $17.30, $7.85, and $16.27, respectively, per unit. We recognized approximately $0.8 million of compensation expense upon their issuance in 2010, 2009, and 2008. There was no unrecognized compensation related to unvested shares as of December 31, 2010. As of December 31, 2010, 262,448 RSUs were outstanding.

17. Employee Benefit Plans:

Substantially all HealthSouth employees are eligible to enroll in HealthSouth sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2010, 2009, and 2008, costs associated with these plans, net of amounts paid by employees, approximated $60.5 million, $62.6 million, and $62.3 million, respectively.

The HealthSouth Retirement Investment Plan is a qualified 401(k) savings plan. The plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. HealthSouth's employer matching contribution is 50% of the first 6% of each participant's elective deferrals. All contributions to the plan are in the form of cash. Employees who are at least 21 years of age are eligible to participate in the plan. Employer contributions vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the HealthSouth Retirement Investment Plan approximated $12.7 million, $13.0 million, and $14.0 million in 2010, 2009, and 2008, respectively. In 2010 and 2009, approximately $1.7 million and $1.3 million, respectively, from the plan's forfeiture account were used to fund the matching contributions in accordance with the terms of the plan.

Senior Management Bonus Program—

In 2010, 2009, and 2008, we adopted a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate goals or regional goals and individual goals. The corporate goals were dependent upon the Company meeting pre-determined financial goals. The regional goals were determined in accordance with the specific plans agreed upon between each region and our board of directors as part of our routine budgeting and financial planning process. The individual goals, which were weighted according to importance, were determined between each participant and his or her immediate supervisor. The program applied to persons who joined the Company in, or were promoted to, senior management positions. In 2011, we expect to pay approximately $11.6 million under the program for the year ended December 31, 2010. In February 2010, we paid $13.3 million under the program for the year ended December 31, 2009. In February 2009, we paid $9.9 million under the program for the year ended December 31, 2008.

18. Assets Held for Sale and Results of Discontinued Operations:

The operating results of discontinued operations are as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Net operating revenues	$ 2.0	$ 17.8	$ 41.7
Costs and expenses	1.1	25.8	36.2
Impairments	0.6	4.0	11.8
Income (loss) from discontinued operations	0.3	(12.0)	(6.3)
(Loss) gain on disposal of assets of discontinued operations	(1.2)	0.4	0.1
Gain on divestitures of divisions	-	13.4	18.7
Income tax benefit	0.2	0.3	3.7
(Loss) income from discontinued operations, net of tax	$ (0.7)	$ 2.1	$ 16.2

As discussed in Note 22, *Contingencies and Other Commitments*, we have recorded charges related to settlements with certain of our current and former subsidiary partnerships related to the restatement of their historical financial statements. The portion of these charges that is attributable to partnerships of our divested surgery centers division has been included in our results of discontinued operations. See also Note 22, *Contingencies and Other Commitments*, for information related to our former outpatient division.

As discussed in Note 10, *Self-Insured Risks*, we insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program underwritten by HCS. Expenses for retained professional and general liability risks and workers' compensation risks associated with our divested surgery centers, outpatient, and diagnostic divisions have been included in our results of discontinued operations.

During 2010, we recorded impairment charges of $0.6 million as part of our results of discontinued operations. This charge related to a hospital that was closed in 2008. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals. During 2009, we recorded an impairment charge of $4.0 million. This charge related to the hospital that qualified to be reported as discontinued operations during 2009 and was sold in January 2010. We determined the fair value of the impaired long-lived assets at the hospital based on an offer from a third-party to purchase the assets. During 2008, we recorded impairment charges of $11.8 million. The majority of these charges related to the hospital that was closed during 2008. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an evaluation of current real estate market conditions in the applicable area.

Assets and liabilities held for sale consist of the following (in millions):

	As of December 31,	
	2010	2009
Assets:		
Current assets	$ 0.2	$ 1.4
Long-term assets	3.9	14.2
Total assets	$ 4.1	$ 15.6
Liabilities:		
Current liabilities	$ 1.8	$ 4.2
Long-term liabilities	0.8	1.3
Total liabilities	$ 2.6	$ 5.5

As of December 31, 2010, assets and liabilities held for sale primarily relate to the hospital that was closed in 2008 and remaining lease obligations associated with other facilities. As of December 31, 2009, assets and liabilities held for sale in the above table primarily relate to the items noted above as well as to our hospital that was sold in January 2010.

Current assets and long-term assets in the above table are included in *Prepaid expenses and other current assets* and *Other long-term assets*, respectively, in our consolidated balance sheets. Current liabilities and long-term liabilities in the above table are included in *Other current liabilities* and *Other long-term liabilities*, respectively, in our consolidated balance sheets.

As discussed in Note 1, *Summary of Significant Accounting Policies*, as of December 31, 2010 and 2009, *Refunds due patients and other third-party payors* consists of approximately $42.1 million and $42.8 million, respectively, of refunds and overpayments that originated prior to December 31, 2004. Of this amount, approximately $33.9 million and $34.6 million, respectively, represent liabilities associated with our former surgery centers, outpatient, and diagnostic divisions. These liabilities remained with HealthSouth after the closing of each transaction, and therefore, are not considered liabilities held for sale. We continue to negotiate the settlement of these amounts with third-party payors in various jurisdictions.

Surgery Centers Division—

The transaction to sell our surgery centers division to ASC Acquisition LLC ("ASC"), a Delaware limited liability company and newly formed affiliate of TPG Partners V, L.P., a private investment partnership, closed on June 29, 2007, other than with respect to certain facilities in Connecticut, Rhode Island, and Illinois for which approvals for the transfer to ASC had not yet been received as of such date. In August and November 2007, we received approval for the transfer of the applicable facilities in Connecticut and Rhode Island, respectively. In the first quarter of 2008, we received approval for the change in control of five of the six Illinois facilities. Approval for the sixth Illinois facility was obtained in the fourth quarter of 2009.

The operating results of our former surgery centers division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Net operating revenues	$ 0.5	$ 7.4	$ 10.7
Costs and expenses	0.7	3.9	6.6
Impairments	-	-	1.2
(Loss) income from discontinued operations	(0.2)	3.5	2.9
Gain on disposal of assets of discontinued operations	-	0.7	0.2
Gain on divestiture of division	-	13.4	19.3
Income tax benefit	0.1	0.4	3.8
(Loss) income from discontinued operations, net of tax	$ (0.1)	$ 18.0	$ 26.2

During 2008, we recorded a $19.3 million post-tax gain on disposal associated with the five Illinois facilities that were transferred during the year. We recorded an additional post-tax gain of $13.4 million for the facility that was transferred to ASC during the fourth quarter of 2009.

Outpatient Division—

During 2007, we sold our outpatient rehabilitation division to Select Medical Corporation. The operating results of our former outpatient division included in discontinued operations consist of the following (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Net operating revenues	$ 0.5	$ 0.5	$ 1.6
Costs and expenses	(3.5)	7.7	(4.6)
Income (loss) from discontinued operations	4.0	(7.2)	6.2
Income tax expense	(1.4)	-	-
Income (loss) from discontinued operations, net of tax	$ 2.6	$ (7.2)	$ 6.2

During 2009, we recorded an estimate for a potential liability associated with our former outpatient division and claims made by United Healthcare Services in our results of discontinued operations. A settlement was reached in this case during 2010. See Note 21, *Settlements*, for additional information.

Amounts included in income from discontinued operations of our outpatient division for the year ended December 31, 2008 primarily relate to the expiration of a contingent liability associated with a prior contractual agreement associated with the division.

19. Income Taxes:

HealthSouth is subject to U.S. federal, state, and local income taxes. Our *Income from continuing operations before income tax benefit* is as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Income from continuing operations before income tax benefit	$ 203.9	$ 123.5	$ 195.5

The significant components of the *Provision for income tax benefit* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ 1.3	$ 1.8	$ (7.6)
State and local	0.6	(9.1)	(66.2)
Total current expense (benefit)	1.9	(7.3)	(73.8)
Deferred:			
Federal	(677.6)	3.0	2.7
State and local	(60.9)	1.1	1.0
Total deferred (benefit) expense	(738.5)	4.1	3.7
Total income tax benefit related to continuing operations	$ (736.6)	$ (3.2)	$ (70.1)

Our 2010 income tax benefit related to continuing operations primarily resulted from a reduction in our valuation allowance. Based on the weight of available evidence including our generation of pre-tax income from continuing operations on a three-year look-back basis, our forecast of future earnings, and our ability to sustain a core level of earnings, we determined, in the fourth quarter of 2010, it is more likely than not a substantial portion of our deferred tax assets will be realized on a federal basis and in certain state jurisdictions in the future and decreased our valuation allowance by $825.4 million to $112.7 million through our *Provision for income tax benefit* in our 2010 statement of operations. In 2007, we completed the divestitures of our surgery centers, outpatient, and diagnostic divisions, thus strategically repositioning the Company to be the largest "pure-play" provider in the inpatient rehabilitation industry. With our business now focused on providing primarily inpatient rehabilitative services, 2008 marked the first year we generated pre-tax income from continuing operations. This trend of positive pre-tax income from continuing operations continued in 2009 and 2010, providing us with positive evidence of pre-tax income from continuing operations. In addition, in the fourth quarter of 2010, we completed our forecast of future earnings which includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Our forecast, which we believe is based on reasonable assumptions for matters known to us at this time, indicates our ability to sustain future earnings. Accordingly, this expected level of core earnings makes it more likely than not that a substantial portion of our deferred tax assets will be realized on a federal basis and in certain state jurisdictions in the future. In addition, we considered forecasted reversals of deferred tax liabilities and potential tax planning strategies in our analysis.

During 2010, we received total net state income tax refunds of $5.1 million, including associated interest, the majority of which related to amended returns filed for the years 1995 through 2004. During 2010, we also received total net federal income tax refunds of $0.6 million primarily related to an additional tax refund claim with the IRS for the 2003 tax year and the filing of our 2009 income tax return offset by estimated income tax payments for 2010.

During 2009, we received total net state income tax refunds of $12.4 million, including associated interest, the majority of which related to amended returns filed for the years 1995 through 2004. During 2009, we also received total net federal income tax refunds of $40.8 million, the majority of which related to an additional tax refund claim with the IRS for tax years 1995 through 1999, as discussed below.

During 2008, we received total net state income tax refunds of $26.2 million, including associated interest, the majority of which related to amended returns filed for the years 1996 through 1999. During 2008, we also received $47.1 million of net federal income tax refunds. In 2008, we settled all federal income tax issues outstanding with the IRS for the tax years 2000 through 2003. In October 2008, we received a total cash refund of approximately $46 million, including $33 million of federal income tax refunds and $13 million of associated interest. Approximately $33 million of this federal income tax recovery was used to pay down long-term debt.

During 2008, we also settled an additional income tax refund claim with the IRS for tax years 1995 through 1999 which resulted in a federal income tax refund of approximately $42 million, including $24.5 million of federal income tax refunds and $17.5 million of associated interest. We received the majority of this cash refund in February 2009 and used it to pay down long-term debt.

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax benefit on our income from continuing operations, which include federal, state, and other income taxes, is presented below.

	For the Year Ended December 31,		
	2010	2009	2008
Tax expense at statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	4.8%	3.5%	4.9%
Indefinite-lived assets	0.0%	1.3%	2.0%
Interest, net	(0.9%)	(1.0%)	(8.7%)
Settlement of tax claims	11.9%	(6.0%)	(34.4%)
Decrease in valuation allowance	(404.7%)	(24.1%)	(28.2%)
Noncontrolling interests	(7.4%)	(9.3%)	(5.3%)
Other, net	0.0%	(2.0%)	(1.2%)
Income tax benefit	(361.3%)	(2.6%)	(35.9%)

The income tax expense at the statutory rate is the expected tax expense resulting from the income due to continuing operations. The income tax benefit in 2010 primarily resulted from the reversal of the valuation allowance against certain deferred tax assets, as discussed above, settlements related to federal IRS examinations, and refunds of state income taxes, including interest. The income tax benefit in 2009 primarily resulted from a decrease in the valuation allowance and refunds of state income taxes, including interest. The income tax benefit in 2008 primarily resulted from our settlement of federal income taxes, including interest, refunds of state income taxes, including interest, and a decrease in the valuation allowance.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss ("NOL") carryforwards. The significant components of HealthSouth's deferred tax assets and liabilities are as follows (in millions):

	As of December 31,	
	2010	**2009**
Deferred income tax assets:		
Net operating loss	$ 628.8	$ 769.8
Allowance for doubtful accounts	12.6	15.3
Insurance reserve	37.6	31.7
Other accruals	21.9	17.6
Property, net	50.5	41.2
Intangibles	8.2	11.2
Carrying value of partnerships	15.6	27.0
Alternative minimum tax	13.4	13.7
Stock-based compensation	19.9	14.6
Capital losses	11.8	8.1
Total deferred income tax assets	820.3	950.2
Less: Valuation allowance	(112.7)	(938.1)
Net deferred income tax assets	707.6	12.1
Deferred income tax liabilities:		
Indefinite-lived intangibles	-	(32.8)
Other	(0.2)	(12.0)
Total deferred income tax liabilities	(0.2)	(44.8)
Net deferred income tax assets (liabilities)	707.4	(32.7)
Less: Current deferred tax assets	28.1	0.5
Noncurrent deferred tax assets (liabilities)	$ 679.3	$ (33.2)

Noncurrent deferred tax liabilities as of December 31, 2009 are included in *Other long-term liabilities* in our consolidated balance sheet.

In connection with our detailed analysis of deferred tax assets in 2010, we identified certain amounts that required adjustments to our 2009 financial statement disclosures of income taxes to properly reflect our deferred tax assets as of December 31, 2009. Accordingly, certain net deferred income tax asset amounts in the 2009 column of the above table have been reclassified to reflect the appropriate amounts and to conform to the current period presentation. The revisions increased total deferred income tax assets and the valuation allowance in 2009 by $45.4 million. The revisions had no impact on 2009's net deferred income tax assets, the income tax provision, or shareholders' deficit.

At December 31, 2010, we had unused federal NOLs of $487.4 million (approximately $1.4 billion on a gross basis) and state NOLs of $141.4 million. Such losses expire in various amounts at varying times through 2034.

On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. As a result of these assessments in prior periods, we established a valuation allowance against our net deferred tax assets due to the uncertainty surrounding the realization of these deferred tax assets. No valuation allowance was provided on deferred tax assets attributable to subsidiaries not included within the federal consolidated group.

For the years ended December 31, 2010, 2009, and 2008, the net decreases in our valuation allowance were $825.4 million, $76.9 million, and $89.0 million, respectively. The decrease in the valuation allowance for 2010 relates primarily to our determination, as discussed above, it is more likely than not a substantial portion of our deferred tax assets will be realized in the future. The decrease in the valuation allowance for 2009 relates primarily to a decrease in gross deferred tax assets resulting from the issuance of the common stock and common stock warrants underlying the securities litigation settlement, the write-off of bad debts, and the utilization of net operating losses. The decrease in the valuation allowance for 2008 relates primarily to the decrease in gross deferred tax assets caused by the sale of our corporate campus.

As of December 31, 2010, we have a remaining valuation allowance of $112.7 million. This valuation allowance remains recorded due to uncertainties related to our ability to utilize a portion of the deferred tax assets, primarily related to state NOLs, before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable state tax jurisdictions, or if the timing of future tax deductions differs from our expectations.

Our utilization of NOLs could be subject to the Internal Revenue Code Section 382 ("Section 382") limitation and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Section 382 imposes an annual limitation on the use of these losses to an amount equal to the value of a company at the time of an ownership change multiplied by the long-term tax exempt rate. At this time, we do not believe these limitations will restrict our ability to use any NOLs before they expire. However, no such assurances can be provided.

As of January 1, 2008, total remaining gross unrecognized tax benefits were $138.2 million, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits was $11.7 million as of January 1, 2008. The amount of unrecognized tax benefits changed during 2008 due to the settlement of state income tax refund claims with certain states for tax years 1996 through 1999, the settlement with the IRS for tax years 2000 through 2003, the filings of amended income tax returns for tax years 1995 through 1999 with the IRS, non-unitary state claims for tax years 2000 through 2003, and the running of the statute of limitations on certain state claims. Total remaining gross unrecognized tax benefits were $61.1 million as of December 31, 2008, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2008 was $2.9 million. The amount of unrecognized tax benefits changed during 2009 due to the settlement of state income tax refund claims with certain states for tax years 1995 through 2004 and the running of the statute of limitations on certain state issues related to the 2005 tax year. Total remaining gross unrecognized tax benefits were $50.9 million as of December 31, 2009, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2009 was $1.9 million. The amount of unrecognized tax benefits changed during 2010 due to a settlement with the IRS regarding tax positions taken for tax years 2005 through 2007 and the running of the statute of limitations on certain state claims. Total remaining gross unrecognized tax benefits were $12.6 million as of December 31, 2010, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2010 was $1.1 million.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows (in millions):

	Gross Unrecognized Income Tax Benefits	Accrued Interest and Penalties
Balance at January 1, 2008	$ 138.2	$ 11.7
Gross amount of increases in unrecognized tax benefits related to prior periods	4.0	0.5
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(78.8)	(7.2)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(2.3)	(2.1)
Balance at December 31, 2008	61.1	2.9
Gross amount of increases in unrecognized tax benefits related to prior periods	0.1	0.1
Increases in unrecognized tax benefits relating to settlements with taxing authorities	2.7	-
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(8.5)	-
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(4.5)	(1.1)
Balance at December 31, 2009	50.9	1.9
Gross amount of increases in unrecognized tax benefits related to prior periods	96.1	0.1
Gross amount of decreases in unrecognized tax benefits related to prior periods	(37.5)	
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(93.0)	-
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3.9)	(0.9)
Balance at December 31, 2010	$ 12.6	$ 1.1

Our continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2010, 2009, and 2008, we recorded $2.1 million, $2.3 million, and $22.7 million of interest income, respectively, as part of our income tax provision. In 2010 and 2009, this interest income related to amended state income tax returns. In 2008, virtually all of this interest income related to the filing of amended federal income tax returns and ultimate resolution of the federal income tax issues described above. Total accrued interest income was $0.3 million as of December 31, 2010 and 2009.

HealthSouth and its subsidiaries' federal and state income tax returns are periodically examined by various regulatory taxing authorities. In connection with such examinations, we have settled federal income tax examinations with the IRS for all tax years through 2006. In the first quarter of 2010, the IRS initiated an audit of the 2008 tax year by combining it with an ongoing audit of the 2007 tax year. This combined audit is ongoing.

For the tax years that remain open under the applicable statutes of limitations, amounts related to these unrecognized tax benefits have been considered by management in its estimate of our potential net recovery of prior years' income taxes. It is reasonably possible a decrease in our unrecognized tax benefits of approximately $3 million to $4 million will occur within the next 12 months due to the closing of the applicable statutes of limitations.

We continue to actively pursue the maximization of our remaining state income tax refund claims and other tax benefits. The process of resolving these tax matters with the applicable taxing authorities will continue in 2011. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material.

20. Earnings per Common Share:

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all dilutive potential common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2010	**2009**	**2008**
Basic:			
Numerator:			
Income from continuing operations	$ 940.5	$ 126.7	$ 265.6
Less: Net income attributable to noncontrolling interests included in continuing operations	(40.8)	(33.4)	(29.8)
Less: Convertible perpetual preferred stock dividends	(26.0)	(26.0)	(26.0)
Income from continuing operations attributable to HealthSouth common shareholders	873.7	67.3	209.8
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.7)	1.5	16.6
Net income attributable to HealthSouth common shareholders	$ 873.0	$ 68.8	$ 226.4
Denominator:			
Basic weighted average common shares outstanding	92.8	88.8	83.0
Basic earnings per common share:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 9.42	$ 0.76	$ 2.53
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.20
Net income attributable to HealthSouth common shareholders	$ 9.41	$ 0.77	$ 2.73
Diluted:			
Numerator:			
Income from continuing operations	$ 940.5	$ 126.7	$ 265.6
Less: Net income attributable to noncontrolling interests included in continuing operations	(40.8)	(33.4)	(29.8)
Income from continuing operations attributable to HealthSouth common shareholders	899.7	93.3	235.8
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.7)	1.5	16.6
Net income attributable to HealthSouth common shareholders	$ 899.0	$ 94.8	$ 252.4
Denominator:			
Diluted weighted average common shares outstanding	108.5	103.3	96.4
Diluted earnings per common share:			
Income from continuing operations attributable to HealthSouth common shareholders	$ 8.29	$ 0.76	$ 2.45
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.01)	0.01	0.17
Net income attributable to HealthSouth common shareholders	$ 8.28	$ 0.77	$ 2.62

Diluted earnings per share report the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. These potential shares include dilutive stock options, restricted stock awards, restricted stock units, and convertible perpetual preferred stock. For the years ended December 31, 2010, 2009, and 2008, the number of potential shares approximated 15.7 million, 14.5 million, and 13.4 million, respectively. For the years ended December 31, 2010, 2009, and 2008, approximately 13.1 million of the potential shares relates to our *Convertible perpetual preferred stock.* For the year ended December 31, 2009, adding back the dividends for the *Convertible perpetual preferred stock* to our *Income from continuing operations attributable to HealthSouth common shareholders* causes a per share increase when calculating diluted earnings per common share resulting in an antidilutive per share amount. Therefore, basic and diluted earnings per common share are the same for the year ended December 31, 2009.

Options to purchase approximately 2.0 million and 2.3 million shares of common stock were outstanding as of December 31, 2010 and 2009, respectively, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. Each warrant has a term of ten years from the date of issuance and an exercise price of $32.50 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented.

As described in Note 12, *Shareholders' Deficit*, we finalized the issuance and sale of 8.8 million shares of our common stock to J.P. Morgan Securities Inc. on June 27, 2008.

On September 30, 2009, we issued 5.0 million shares of common stock and 8.2 million common stock warrants in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. Each warrant has a term of approximately seven years from the date of issuance and an exercise price of $41.40 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented. For additional information, see Note 21, *Settlements.*

21. Settlements:

The 2007 Referral Source Settlement—

On December 14, 2007, we agreed to a final settlement with the DOJ relating to certain self-disclosures made to the HHS-OIG in 2004 and 2005 regarding relationships between the Company under prior management and certain physicians. Under the terms of the settlement, we paid, in two installments, a total of $14.2 million to the United States. This charge was included in *Government, class action, and related settlements* in our 2007 consolidated statement of operations. As of December 31, 2007, we owed $7.1 million under this settlement. This amount was paid in March 2008.

Securities Litigation Settlement—

On June 24, 2003, the United States District Court for the Northern District of Alabama consolidated a number of separate securities lawsuits filed against us under the caption *In re HealthSouth Corp. Securities Litigation*, Master Consolidation File No. CV-03-BE-1500-S (the "Consolidated Securities Action"), which the court divided into two subclasses:

- Complaints based on purchases of our common stock were grouped under the caption *In re HealthSouth Corp. Stockholder Litigation*, Consolidated Case No. CV-03-BE-1501-S (the "Stockholder Securities Action"), which was further divided into complaints based on purchases of our common stock in the open market (grouped under the caption *In re HealthSouth Corp. Stockholder Litigation,* Consolidated Case No. CV-03-BE-1501-S) and claims based on the receipt of our common stock in mergers (grouped under the caption *HealthSouth Merger Cases*, Consolidated Case No. CV-98-2777-S). Although the plaintiffs in the *HealthSouth Merger Cases* have separate counsel and have filed separate claims, the *HealthSouth Merger Cases* are otherwise consolidated with the Stockholder Securities Action for all purposes.

- Complaints based on purchases of our debt securities were grouped under the caption *In re HealthSouth Corp. Bondholder Litigation,* Consolidated Case No. CV-03-BE-1502-S (the "Bondholder Securities Action").

On January 8, 2004, the plaintiffs in the Consolidated Securities Action filed a consolidated class action complaint. The complaint named us as a defendant, as well as more than 30 of our former employees, officers and directors, the underwriters of our debt securities, and our former auditor. The complaint alleged, among other things, (1) that we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the Balanced Budget Act of 1997 on our operations in order to artificially inflate the price of our common stock, (2) that from January 14, 2002 through August 27, 2002, we misrepresented or failed to disclose certain material facts concerning our business and financial condition and the impact of the changes in Medicare reimbursement for outpatient therapy services on our operations in order to artificially inflate the price of our common stock, and that some of the individual defendants sold shares of such stock during the purported class period, and (3) that Mr. Scrushy instructed certain former senior officers and accounting personnel to materially inflate our earnings to match Wall Street analysts' expectations, and that senior officers of HealthSouth and other members of a self-described "family" held meetings to discuss the means by which our earnings could be inflated and that some of the individual defendants sold shares of our common stock during the purported class period. The Consolidated Securities Action complaint asserted claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and claims under Sections 10(b), 14(a), 20(a) and 20A of the Securities Exchange Act of 1934, as amended.

On February 22, 2006, we announced we had reached a preliminary agreement in principle with the lead plaintiffs in the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation, as well as with our insurance carriers, to settle claims filed in those actions against us and many of our former directors and officers. On September 26, 2006, the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action, HealthSouth, and certain individual former HealthSouth employees and board members entered into and filed a stipulation of partial settlement of this litigation. We also entered into definitive agreements with the lead plaintiffs in these actions and the derivative actions, as well as certain of our insurance carriers, to settle the litigation. These settlement agreements memorialized the terms contained in the preliminary agreement in principle entered into in February 2006. On September 28, 2006, the United States District Court entered an order preliminarily approving the stipulation and settlement. Following a period to allow class members to opt out of the settlement and for objections to the settlement to be lodged, the Court held a hearing on January 8, 2007 and determined the proposed settlement was fair, reasonable and adequate to the class members and that it should receive final approval. An order approving the settlement was entered on January 11, 2007. Individual class members representing approximately 205,000 shares of common stock and one bondholder with a face value of $1.5 million elected to be excluded from the settlement. The order approving the settlement bars claims by the non-settling defendants arising out of or relating to the Stockholder Securities Action, the Bondholder Securities Action, and the derivative litigation but does not prevent other security holders excluded from the settlement from asserting claims directly against us.

Under the settlement agreements, federal securities and fraud claims brought in the Consolidated Securities Action against us and certain of our former directors and officers were settled in exchange for aggregate consideration of $445 million, consisting of HealthSouth common stock and warrants valued at $215 million and cash payments by HealthSouth's insurance carriers of $230 million. In addition, the settlement agreements provided that the plaintiffs in the Stockholder Securities Action and the Bondholder Securities Action will receive 25% of any net recoveries from any judgments obtained by us or on our behalf with respect to certain claims against Mr. Scrushy (excluding the $48 million judgment against Mr. Scrushy on January 3, 2006, as discussed in Note 22, *Contingencies and Other Commitments*), Ernst & Young LLP, our former auditor, and UBS Securities, our former primary investment bank, each of which after this settlement remained a defendant in the derivative actions as well as the Consolidated Securities Action. The settlement agreements were subject to the satisfaction of a number of conditions, including final approval of the United States District Court and the approval of bar orders in the Consolidated Securities Action and the derivative litigation by the United States District Court and the Alabama Circuit Court that would, among other things, preclude certain claims by the non-settling co-defendants against

HealthSouth and the insurance carriers relating to matters covered by the settlement agreements. As more fully described in Note 22, *Contingencies and Other Commitments*, that approval was obtained on January 11, 2007. The settlement agreements also required HealthSouth to indemnify the settling insurance carriers, to the extent permitted by law, for any amounts they are legally obligated to pay to any non-settling defendants. As of December 31, 2010, we have not recorded a liability regarding these indemnifications, as we do not believe it is probable we will have to perform under the indemnification portion of these settlement agreements and any amount we would be required to pay is not estimable at this time.

The fund of common stock, warrants, and cash created by settlement of the Consolidated Securities Action (the "Settlement Fund") and the Disgorgement Fund were the subject of a joint order entered in the United States District Court for the Northern District of Alabama on October 3, 2007. The order approved the form and manner of notice, to be provided to potential claimants of the Settlement Fund and the Disgorgement Fund, regarding the proposed plan of allocation in the Consolidated Securities Action and the distribution plan under the SEC Settlement. Pursuant to the order, eligible claimants could have filed objections to the plan of allocation in the Consolidated Securities Action or the distribution plan under the SEC Settlement on or before December 15, 2007. On February 7, 2008, the court held a joint fairness hearing approving the plan of allocation.

Despite approval of the Consolidated Securities Action settlement, there are class members who have elected to opt out of the settlement and pursue claims individually. In addition, AIG Global Investment Corporation, which failed to opt out of the class settlement on a timely basis, requested that the court allow it to opt out despite missing the district court's deadline. In an order dated January 11, 2007, the court denied AIG's request for an expansion of time to opt out. On April 17, 2007, AIG filed a notice of appeal with the Eleventh Circuit Court of Appeals. The appeal was consolidated with the appeal by Mr. Scrushy of one provision in the bar order in the Consolidated Securities Action settlement. On June 17, 2009, the Eleventh Circuit Court of Appeals rejected the two appeals and affirmed the district court's approval of the settlement. The opportunity for Mr. Scrushy and AIG to seek review of the June 17, 2009 decision by the Eleventh Circuit Court of Appeals lapsed on September 15, 2009. Accordingly, on September 30, 2009, we issued an aggregate of 5,023,732 shares of common stock and 8,151,265 warrants to purchase our common stock in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. Pursuant to the Consolidated Securities Action settlement, the process for final distribution of the cash and securities to qualified claimants is being handled by counsel for the plaintiffs and the court approved administrator of the settlement funds.

In connection with the Consolidated Securities Action settlement, we recorded a charge of $215.0 million as *Government, class action, and related settlements* in our 2005 consolidated statement of operations. During each quarter subsequent to the initial recording of this liability, we reduced or increased our liability for this settlement based on the value of our common stock and the associated common stock warrants underlying the settlement. During 2009 and 2008, we recorded net gains (losses) of $37.2 million and ($85.2) million, respectively, to *Government, class action, and related settlements* in our consolidated statements of operations based on the value of our common stock and the associated warrants when the underlying common stock and warrants were issued or based on their value at year-end, as applicable.

UBS Litigation Settlement—

In August 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation (described below in Note 22, *Contingencies and Other Commitments*, "Derivative Litigation") against various UBS entities, alleging that from at least 1998 through 2002, when those entities served as our investment bankers, they breached their duties of care, suppressed information, and aided and abetted in the ongoing fraud. As a result of the UBS defendants' representation that UBS Securities is the proper defendant for all claims asserted in the complaint, UBS Securities became the named defendant in *Tucker*. The claims alleged that while the UBS entities were our fiduciaries, they became part of a conspiracy to artificially inflate the market price of our stock. The complaint sought compensatory and punitive damages, disgorgement of fees received from us by UBS entities, and attorneys' fees and costs. On August 3, 2005, UBS Securities filed counterclaims against us. Those claims included fraud, misrepresentation, negligence, breach of contract, and indemnity against us for allegedly providing UBS Securities with materially false information concerning our financial condition to induce UBS Securities to provide investment banking services. UBS Securities' counterclaims sought compensatory and punitive damages and a judgment declaring that we were liable for any losses, costs, or fees incurred by UBS Securities in connection with its defense of actions relating to the services UBS Securities provided to us. In August 2006, we and the plaintiffs in *Tucker* agreed to jointly prosecute the claims against UBS Securities in state court.

Additionally, on September 6, 2007, UBS AG filed an action against us in the Supreme Court of the State of New York, captioned *UBS AG, Stamford Branch v. HealthSouth Corporation*, based on the terms of a credit agreement with MedCenterDirect.com ("MCD") (the "New York action"). Prior to ceasing operations in 2003, MCD provided certain services to us relating to the purchase of equipment and supplies. We also previously owned 20.2% of MCD's equity securities. During 2003, UBS AG called its loan to MCD. In the New York action, UBS AG alleged we were the guarantor of the loan and sought recovery of the approximately $20 million principal of its loan to MCD and associated interest. However, UBS Securities filed an Answer and Counterclaim in the *Tucker* derivative litigation admitting that it funded the $20.0 million loan to MCD. On October 1, 2007, we removed UBS AG's case from New York state court to federal court in the Southern District of New York. On January 18, 2008, we filed a motion alleging, among other claims, that the loan by UBS AG to MCD was part of a scheme between our former disloyal officers, including Mr. Scrushy, and UBS entities to siphon money from HealthSouth. On April 7, 2008, UBS Securities amended its counterclaim in the *Tucker* derivative litigation so as to add claims against HealthSouth for breach of the MCD credit agreement.

In the New York action, the court issued an order on June 6, 2008 granting UBS AG's motion for summary judgment and denying HealthSouth's motion to dismiss or stay. Following the entry of an initial judgment in the incorrect amount, the court entered an amended judgment on June 16, 2008 in the amount of approximately $30.3 million in favor of UBS AG and against HealthSouth. HealthSouth moved the court to waive the requirement of a bond for security pending appeal, but in an order issued June 17, 2008, the court refused. On June 30, 2008, however, upon agreement of the parties, the court authorized HealthSouth to issue a letter of credit in the amount of approximately $33.6 million (i.e., 111% of the amended judgment) in lieu of a bond. HealthSouth filed its notice of appeal to the U.S. Court of Appeals for the Second Circuit on July 7, 2008. As described below, as part of the agreement with UBS Securities in the *Tucker* derivative litigation, this appeal was dismissed and the judgment was satisfied and released.

On January 13, 2009, the Circuit Court of Jefferson County, Alabama entered an order approving the agreement with UBS Securities to settle litigation filed by the derivative plaintiffs on HealthSouth's behalf in the *Tucker* derivative litigation (the "UBS Settlement") under which we received $100.0 million in cash and a release of all claims by the UBS entities, including the release and satisfaction of the judgment in favor of UBS AG in the New York action. That order also awarded to the derivative plaintiffs' attorneys fees and expenses of $26.2 million to be paid from the $100.0 million in cash we received. In the fourth quarter of 2008, we received $97.9 million related to the UBS Settlement. The remaining $2.1 million was funded by the applicable insurance carrier in January 2009. UBS Securities and its insurance carriers transferred these amounts to an escrow account designated and controlled by us. These funds were released from escrow in 2009. Pursuant to the Consolidated Securities Action settlement, as discussed above in "Securities Litigation Settlement," we are obligated to pay 25% of the net settlement proceeds, after deducting all of our costs and expenses in connection with the *Tucker* derivative litigation including fees and expenses of the derivative counsel and our counsel, to the plaintiffs in the Consolidated Securities Action. The UBS Settlement does not affect our claims against any other defendants in the *Tucker* derivative litigation, or against HealthSouth's former independent auditor, Ernst & Young, which remain pending in arbitration.

As a result of the UBS Settlement, we recorded a $121.3 million gain in our 2008 consolidated statement of operations. This gain is comprised of the $100.0 million cash portion of the settlement plus the principal portion of the loan guarantee. The approximate $9.4 million gain associated with the reversal of the accrued interest on this loan is included in *Interest expense and amortization of debt discounts and fees* in our 2008 consolidated statement of operations. We recorded the $26.2 million owed to the derivative plaintiffs' attorneys as a charge to *Professional fees—accounting, tax, and legal* in our 2008 consolidated statement of operations. We paid that amount to the derivative plaintiffs' attorneys in 2009. An estimate of the 25% of the net settlement proceeds to be paid to the plaintiffs in the Consolidated Securities Action is included in *Other current liabilities* in our consolidated balance sheets as of December 31, 2010 and December 31, 2009, with the corresponding charge included in *Government, class action, and related settlements* in our 2008 consolidated statement of operations.

United HealthCare Services Litigation—

On March 19, 2009, United HealthCare Services, Inc. and certain affiliates filed an initial arbitration demand with the American Arbitration Association (the "AAA") against us relating to disputes over therapy service claims paid from 1997 through 2003. United alleged that during that period we, through operations we subsequently sold, submitted fraudulent claims, or claims otherwise in breach of various provider agreements, for reimbursement of therapy services for patients insured under plans provided or administered by United. United initially requested an accounting and sought compensatory damages in excess of $10 million, punitive damages, interest, and attorneys' fees. We recorded an estimate of this potential liability in our results of discontinued operations for the year ended December 31, 2009.

On May 1, 2009, we filed with the AAA arbitration panel our answer challenging, as a preliminary matter, the AAA's jurisdiction to arbitrate the claims alleged by United, denying the claims asserted by United, raising defenses and asserting counterclaims including breaches of contract, breach of implied covenant of good faith and fair dealing. In connection with our counterclaim, we sought restitution for, among other things, United's wrongful recoupment and underpayment of paid claims submitted and compensatory damages in excess of $10 million, together with interest and the costs, fees and expenses of arbitration.

On May 16, 2009, United filed with the AAA panel an amended arbitration demand adding certain Select Medical Corporation subsidiaries as named respondents, which, with one exception, are successors to HealthSouth entities that signed one or more of the provider agreements at issue in United's demand. Pursuant to the Stock Purchase Agreement between us and Select, we were obligated to defend and indemnify Select and its affiliates named in United's amended arbitration demand. See Note 18, *Assets Held for Sale and Results of Discontinued Operations*, and Note 22, *Contingencies and Other Commitments*, "Other Matters." On June 11, 2009, answers were filed with the AAA panel on behalf of all HealthSouth and Select respondents. These answers reiterated the denials, defenses, jurisdictional objections and challenges, and counterclaims previously asserted in our initial answer. The Select entities did not assert any counterclaims. On March 10, 2010, the AAA panel directed United to file separate demands with respect to each separate provider agreement at issue. On April 7, 2010, United filed 18 separate amended demands, each alleging between $0.5 million and $1.0 million in damages under various different provider agreements for a combined total of $13.0 million in damages alleged. United, however, dropped all claims for punitive damages against us that were previously sought in the initial arbitration demands. On May 14, 2010, we filed our answers, objections, and counterclaims to United's amended demands. In response to our filing, the AAA panel determined that five of United's amended demands were deficient on their face and could not be arbitrated by the AAA panel leaving 13 separate amended arbitration demands under various different provider agreements seeking a combined total of $9.5 million in damages. On June 21, 2010, United filed its answers generally denying our counterclaims asserted in each of the amended arbitration demands.

On December 17, 2010, we, United, and Select entered into a compromise, mutual release, and settlement agreement to settle and dismiss with prejudice the AAA arbitration and release all claims and counterclaims raised in this dispute. In connection with the settlement, we agreed to pay to United $4.3 million without acknowledging or admitting any liability or wrongdoing. This amount, which was paid to United in January 2011 and was not in excess of amounts previously accrued, is included in *Other current liabilities* in our consolidated balance sheet as of December 31, 2010.

22. Contingencies and Other Commitments:

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

Derivative Litigation—

All lawsuits purporting to be derivative complaints filed in the Circuit Court of Jefferson County, Alabama since 2002 have been consolidated and stayed in favor of the first-filed action captioned *Tucker v. Scrushy* and filed

August 28, 2002. Derivative lawsuits in other jurisdictions have been stayed. The *Tucker* complaint named as defendants a number of our former officers and directors. *Tucker* also asserted claims on our behalf against Ernst & Young and various UBS entities, as well as against MedCenterDirect.com, Capstone Capital Corporation, now known as HR Acquisition I Corp., and G.G. Enterprises. When originally filed, the primary allegations in the *Tucker* case involved self-dealing by Mr. Scrushy and other insiders through transactions with various entities allegedly controlled by Mr. Scrushy. The complaint was amended four times to add additional defendants and include claims of accounting fraud, improper Medicare billing practices, and additional self-dealing transactions.

On January 13, 2009, the Circuit Court of Jefferson County, Alabama approved the agreement among us, the derivative plaintiffs, and UBS Securities to settle the claims against and by UBS Securities in the *Tucker* litigation. On May 8, 2009, the Circuit Court of Jefferson County, Alabama approved the agreement among us, the derivative plaintiffs, and Capstone to settle the claims against Capstone in the *Tucker* litigation. On June 18, 2009, the court found Mr. Scrushy liable for, and awarded us, $2.9 billion in damages as a result of breaches of fiduciary duty and fraud he perpetrated from 1996 to 2003. On July 24, 2009, Mr. Scrushy filed a notice of appeal of the trial court's decision. On January 28, 2011, the Alabama Supreme Court affirmed the trial court's decision in its entirety. No assurances can be given as to whether or when any amounts will be received from Mr. Scrushy, nor can we provide any assurances as to the collectability of any amounts owed from Mr. Scrushy. Therefore, no amounts related to this award are included in our consolidated financial statements. The *Tucker* derivative litigation and the related settlements to date are more fully described in Note 21, *Settlements*, "UBS Litigation Settlement."

The settlements with UBS Securities and other defendants do not release our claims against any non-settling defendants in the *Tucker* litigation, or against our former independent auditor, Ernst & Young, which remain pending in arbitration. The *Tucker* derivative claims against Ernst & Young and other defendants listed above remain pending and have moved through fact discovery on an expedited schedule that was coordinated with the federal securities claims by our former stockholders and bondholders against Mr. Scrushy, Ernst & Young, and UBS. We are no longer a party in the federal securities claims action described in Note 21, *Settlements*, "Securities Litigation Settlement," by our former stockholders and bondholders against Mr. Scrushy, Ernst & Young, and UBS and are not a party to or beneficiary of any settlements between the plaintiffs and the remaining defendants.

Litigation By and Against Richard M. Scrushy—

On December 9, 2005, Mr. Scrushy filed a complaint in the Circuit Court of Jefferson County, Alabama, captioned *Scrushy v. HealthSouth*. The complaint alleged that, as a result of Mr. Scrushy's removal from the position of chief executive officer in March 2003, we owed him "in excess of $70 million" pursuant to an employment agreement dated as of September 17, 2002. On December 28, 2005, we counterclaimed against Mr. Scrushy, asserting claims for breaches of fiduciary duty and fraud arising out of Mr. Scrushy's tenure with us, and seeking compensatory damages, punitive damages, and disgorgement of wrongfully obtained benefits. We also asserted that any employment agreements with Mr. Scrushy should be void and unenforceable. On July 7, 2009, we filed a motion for summary judgment on all claims by Mr. Scrushy based upon the *Tucker* court's June 18, 2009 ruling that Mr. Scrushy's employment agreements are void and rescinded. We understand that the court does not intend to rule on this motion at the present time.

On June 18, 2009, the Circuit Court of Jefferson County, Alabama ruled on our derivative claims against Mr. Scrushy presented during a non-jury trial held May 11 to May 26, 2009. The court held Mr. Scrushy responsible for fraud and breach of fiduciary duties and awarded us $2.9 billion in damages. On July 24, 2009, Mr. Scrushy filed a notice of appeal of the trial court's decision, and the parties subsequently submitted their briefs to the Supreme Court of Alabama. On January 28, 2011, the Supreme Court upheld the trial court's decision in its entirety. On February 11, 2011, Mr. Scrushy filed an application for a rehearing of the Supreme Court's decision. At this time, we cannot predict when and to what extent this judgment can be collected. We will pursue collection aggressively and to the fullest extent permitted by law. We, in coordination with derivative plaintiffs' counsel, are attempting to locate, in order to collect the judgment, Mr. Scrushy's current assets and other assets we believe were improperly disposed. Part of this effort is a fraudulent transfer complaint filed on July 2, 2009 against Mr. Scrushy and a number of related entities by derivative plaintiffs for the benefit of HealthSouth in the Circuit Court of Jefferson County, Alabama, captioned *Tucker v. Scrushy et al.*

While these collection efforts continue, some of Mr. Scrushy's assets have been seized and sold at auction pursuant to the state law procedure for collection of a judgment. Other assets will likewise be sold from time to time. We do not anticipate that any material amount of his assets, or the proceeds from their sale, will be distributed to us or any other party until the final disposition of Mr. Scrushy's appeal of the verdict. We are obligated to pay 35% of any recovery from Mr. Scrushy along with reasonable out-of-pocket expenses to the attorneys for the derivative shareholder plaintiffs. Under the Consolidated Securities Action settlement, we must also pay the federal plaintiffs 25% of any net recovery from Mr. Scrushy. After payment of these obligations and other amounts related to professional fees and expenses, we expect our recovery to be between 40% and 45% of any amounts collected.

In March 2009, Mr. Scrushy filed an arbitration demand claiming we are obligated under a separate indemnification agreement to indemnify him for certain costs associated with litigation and to advance to him his attorneys' fees and costs. On May 14, 2009, the arbitrator ruled we should deposit certain funds for attorneys' fees in escrow until after a ruling in the *Tucker* litigation. As a result of the *Tucker* court's June 18, 2009 ruling that Mr. Scrushy committed fraud and breached his fiduciary duties, the arbitrator allowed us to withdraw all funds from the escrow. As of December 31, 2008, we included an estimate of those legal fees in *Other current liabilities* in our consolidated balance sheet. As a result of the court ruling that Mr. Scrushy committed fraud and breached his fiduciary duties, we have no obligation to indemnify him for any litigation costs. Therefore, we removed this accrual from our balance sheet and recorded an approximate $6.5 million gain in *Professional fees—accounting, tax, and legal* during the year ended December 31, 2009.

Litigation By and Against Former Independent Auditor—

In March 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation against Ernst & Young, alleging that from 1996 through 2002, when Ernst & Young served as our independent auditor, Ernst & Young acted recklessly and with gross negligence in performing its duties, and specifically that Ernst & Young failed to perform reviews and audits of our financial statements with due professional care as required by law and by its contractual agreements with us. The claims further allege Ernst & Young either knew of or, in the exercise of due care, should have discovered and investigated the fraudulent and improper accounting practices being directed by certain officers and employees, and should have reported them to our board of directors and the audit committee. The claims seek compensatory and punitive damages, disgorgement of fees received from us by Ernst & Young, and attorneys' fees and costs. On March 18, 2005, Ernst & Young filed a lawsuit captioned *Ernst & Young LLP v. HealthSouth Corp.* in the Circuit Court of Jefferson County, Alabama. The complaint alleges we provided Ernst & Young with fraudulent management representation letters, financial statements, invoices, bank reconciliations, and journal entries in an effort to conceal accounting fraud. Ernst & Young claims that as a result of our actions, Ernst & Young's reputation has been injured and it has and will incur damages, expenses, and legal fees. On April 1, 2005, we answered Ernst & Young's claims and asserted counterclaims related or identical to those asserted in the *Tucker* action. Upon Ernst & Young's motion, the Alabama state court referred Ernst & Young's claims and our counterclaims to arbitration pursuant to a clause in the engagement agreements between HealthSouth and Ernst & Young. On July 12, 2006, we and the derivative plaintiffs filed an arbitration demand on behalf of HealthSouth against Ernst & Young. On August 7, 2006, Ernst & Young filed an answering statement and counterclaim in the arbitration reasserting the claims made in state court. In August 2006, we and the derivative plaintiffs agreed to jointly prosecute the claims against Ernst & Young in arbitration.

We are vigorously pursuing our claims against Ernst & Young and defending the claims against us. The three-person arbitration panel that will adjudicate the claims and counterclaims in arbitration has been selected under rules of the AAA. The arbitration process has begun. However, pursuant to an order of the AAA panel, all aspects of the arbitration are confidential. Accordingly, we will not discuss the arbitration until there is a resolution. Based on the stage of arbitration, and review of the current facts and circumstances, it is not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or a settlement of this case.

Certain Regulatory Actions—

The False Claims Act, 18 U.S.C. § 287, allows private citizens, called "relators," to institute civil proceedings alleging violations of the False Claims Act. These *qui tam* cases are generally sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government, and the presiding court. It is possible that *qui tam* lawsuits have been filed against us and that we are unaware of such filings or have been ordered by the presiding court not to discuss or disclose the filing of such lawsuits. We may be subject to liability under one or more undisclosed qui tam cases brought pursuant to the False Claims Act.

General Medicine Action—

On August 16, 2004, General Medicine, P.C. filed a lawsuit against us captioned *General Medicine, P.C. v. HealthSouth Corp.* seeking the recovery of allegedly fraudulent transfers involving assets of Horizon/CMS Healthcare Corporation, a former subsidiary of HealthSouth. The lawsuit was filed in the Circuit Court of Shelby County, Alabama, but was transferred to the Circuit Court of Jefferson County, Alabama on February 28, 2005 (the "Alabama Action").

The underlying claim against Horizon/CMS originates from a services contract entered into in 1995 between General Medicine and Horizon/CMS whereby General Medicine agreed to provide medical director services to skilled nursing facilities owned by Horizon/CMS for a term of three years. Horizon/CMS terminated the agreement six months after it was executed, and General Medicine then initiated a lawsuit in the United States District Court for the Eastern District of Michigan in 1996 (the "Michigan Action"). General Medicine's complaint in the Michigan Action alleged that Horizon/CMS breached the services contract by wrongfully terminating General Medicine. We acquired Horizon/CMS in 1997 and sold it to Meadowbrook Healthcare, Inc. in 2001 pursuant to a stock purchase agreement. In 2004, Meadowbrook consented to the entry of a final judgment in the Michigan Action in the amount of $376 million (the "Consent Judgment") in favor of General Medicine against Horizon/CMS for the alleged wrongful termination of the contract with General Medicine. We were not a party to the Michigan Action or the settlement negotiated by Meadowbrook. The settlement agreement which was the basis for the Consent Judgment provided that Meadowbrook would pay only $0.3 million to General Medicine to settle the Michigan Action. The settlement agreement further provided that General Medicine would seek to recover the remaining balance of the Consent Judgment solely from us.

The complaint filed by General Medicine against us in the Alabama Action alleged that while Horizon/CMS was our wholly owned subsidiary and General Medicine was an existing creditor of Horizon/CMS, we caused Horizon/CMS to transfer its assets to us for less than a reasonably equivalent value or, in the alternative, with the actual intent to defraud creditors of Horizon/CMS, including General Medicine, in violation of the Alabama Uniform Fraudulent Transfer Act. General Medicine's complaint requested relief including recovery of the unpaid amount of the Consent Judgment, the avoidance of the subject transfers of assets, attachment of the assets transferred to us, appointment of a receiver over the transferred properties, and a monetary judgment for the value of properties transferred. On September 2, 2008, General Medicine filed an amended complaint which alleged that we should be held liable for the Consent Judgment under two new theories: fraud and alter ego. Specifically, General Medicine alleged in its amended complaint that we, while Horizon's parent from 1997 to 2001, failed to observe corporate formalities in its operation and ownership of Horizon, misused its control of Horizon, stripped assets from Horizon, and engaged in other conduct which amounted to a fraud on Horizon's creditors, including General Medicine.

In the Alabama Action, we filed an answer to General Medicine's complaint, as amended, denying liability to General Medicine. We have also asserted counterclaims against General Medicine for fraud, injurious falsehood, tortious interference with business relations, conspiracy, unjust enrichment, abuse of process, and other causes of action. In our counterclaims, we alleged the Consent Judgment is the product of fraud, collusion and bad faith by General Medicine and Meadowbrook and, further, that these parties were guilty of a conspiracy to manufacture a lawsuit against HealthSouth in favor of General Medicine. The Alabama Action has now entered the discovery stage but is stayed subject to the outcome of the pending appeal in the Michigan Action discussed below. We intend to vigorously defend ourselves against General Medicine's claim and to vigorously prosecute our counterclaims against General Medicine.

In the Michigan Action, we filed a motion on October 17, 2008 asking the court to set aside the Consent Judgment on grounds that it was the product of fraud on the court and collusion by the parties. On May 21, 2009, the court granted our motion to set aside the Consent Judgment on grounds that it was the product of fraud on the court. In its order setting aside the Consent Judgment, the court directed General Medicine and Horizon/CMS to confer with each other and the court's case manager to determine what further proceedings are appropriate in the Michigan

Action. On June 17, 2009, Horizon/CMS filed a motion for clarification requesting the court rule that Horizon/CMS has fully complied with its obligations under the settlement agreement and is therefore not required to participate in any further proceedings. On July 21, 2009, General Medicine filed a motion to compel Horizon/CMS to enter into a new consent judgment in favor of General Medicine. On February 25, 2010, the court granted Horizon/CMS's motion, denied General Medicine's motion, and ruled that no further proceedings were necessary in the litigation. On March 9, 2010, General Medicine filed an appeal of the court's decision to the Sixth Circuit Court of Appeals. On March 25, 2010, we moved to intervene in General Medicine's appeal, and on March 26, 2010, we moved to dismiss a portion of General Medicine's appeal as untimely. On July 9, 2010, the Court of Appeals granted our motion to intervene but denied our motion to dismiss "at this time" on grounds that our argument is "inextricably intertwined" with the merits of General Medicine's appeal. Accordingly, we reasserted this argument in our principal brief filed with the Court of Appeals on September 22, 2010. The appeal now has been fully briefed by the parties, but oral argument has not yet been scheduled. At this time, we do not know when the Court of Appeals will rule on the appeal.

Based on the stage of litigation and review of the current facts and circumstances, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse judgment or settlement of this case.

Other Litigation—

We have been named as a defendant in a lawsuit filed March 28, 2003 by several individual stockholders in the Circuit Court of Jefferson County, Alabama, captioned *Nichols v. HealthSouth Corp.* The plaintiffs alleged that we, some of our former officers, and our former auditor engaged in a scheme to overstate and misrepresent our earnings and financial position. The plaintiffs are seeking compensatory and punitive damages. This case was consolidated with the *Tucker* case for discovery and other pretrial purposes and was stayed in the Circuit Court on August 8, 2005. The plaintiffs filed an amended complaint on November 9, 2010 to which we responded with a motion to dismiss filed on December 22, 2010. We intend to vigorously defend ourselves in this case. Based on the stage of litigation and review of the current facts and circumstances, it is not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or a settlement of this case.

We were named as a defendant in a lawsuit filed March 3, 2009 by an individual in the Court of Common Pleas, Richland County, South Carolina, captioned *Sulton v. HealthSouth Corp, et al.* The plaintiff alleged that certain treatment he received at a HealthSouth facility complicated a pre-existing infectious injury. The plaintiff sought recovery for pain and suffering, medical expenses, punitive damages, and other damages. On July 30, 2010, the jury in this case returned a verdict in favor of the plaintiff for $12.3 million in damages. On September 2, 2010, we filed a notice of appeal of this verdict with the South Carolina Court of Appeals, and our brief is due to the court on March 14, 2011. We intend to vigorously defend ourselves in this case. We believe the attending nurses acted both responsibly and professionally, and we will continue to support and defend them. Although we continue to believe in the merit of our defenses and counterarguments, we have recorded a liability of $12.3 million in *Other current liabilities* in our consolidated balance sheet as of December 31, 2010 with a corresponding receivable of $7.7 million in *Prepaid expenses and other current assets* for the portion of the claim we expect to be covered through our excess insurance coverages, resulting in a net charge of $4.6 million to *Other operating expenses* in our consolidated statement of operations for the year ended December 31, 2010. The $4.6 million portion of this claim would be a covered claim through our captive insurance subsidiary, HCS, Ltd. As a result of the verdict, we made a $6.0 million payment through HCS, Ltd. to the Richland County Clerk as a deposit during the on-going appeal process. The deposit is a restricted asset included in *Prepaid expenses and other current assets* in our consolidated balance sheet as of December 31, 2010.

Other Matters—

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, HealthSouth refunding amounts to Medicare or other federal healthcare programs. See Note 21, *Settlements*, "The 2007 Referral Source Settlement."

We are undergoing an audit of unclaimed property which is being conducted by Kelmar Associates, LLC for three states for the years 1996 through 2005. We do not have sufficient information from the auditors to date to estimate any obligation that may result from this audit.

We also face certain financial risks and challenges relating to our 2007 divestiture transactions (see Note 18, *Assets Held for Sale and Results of Discontinued Operations*) following their closing. These include indemnification obligations, which in the aggregate could have a material adverse effect on our financial position, results of operations, and cash flows.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $8.0 million in 2011, $3.0 million in 2012, $1.5 million in 2013, and $1.2 million in 2014. These contracts primarily relate to software licensing and support, telecommunications, certain equipment, and medical supplies.

We also have commitments under severance agreements with former employees. Payments under these agreements approximate $0.3 million in 2011, $0.2 million in 2012, $0.2 million in 2013, $0.2 million in 2014, $0.2 million in 2015, and $2.4 million thereafter.

23. Quarterly Data (Unaudited):

	2010				
	First	Second	Third	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 491.0	$ 496.9	$ 490.7	$ 520.7	$ 1,999.3
Operating earnings[(a)]	80.7	73.5	70.8	85.0	310.0
Provision for income tax expense (benefit)[(b)]	2.5	(2.2)	(0.7)	(736.2)	(736.6)
Income from continuing operations	53.6	57.4	42.5	787.0	940.5
(Loss) income from discontinued operations, net of tax	(3.1)	0.1	(0.6)	2.9	(0.7)
Net income	50.5	57.5	41.9	789.9	939.8
Net income attributable to noncontrolling interests	(9.8)	(10.2)	(10.1)	(10.7)	(40.8)
Net income attributable to HealthSouth	$ 40.7	$ 47.3	$ 31.8	$ 779.2	$ 899.0
Basic and diluted earnings per common share:					
Basic:[(c)]					
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.40	$ 0.44	$ 0.28	$ 8.30	$ 9.42
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.03)	0.00	(0.01)	0.03	(0.01)
Net income attributable to HealthSouth common shareholders	$ 0.37	$ 0.44	$ 0.27	$ 8.33	$ 9.41
Diluted:[(d)]					
Income from continuing operations attributable to HealthSouth common shareholders	$ 0.40	$ 0.44	$ 0.28	$ 7.13	$ 8.29
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.03)	0.00	(0.01)	0.03	(0.01)
Net income attributable to HealthSouth common shareholders	$ 0.37	$ 0.44	$ 0.27	$ 7.16	$ 8.28

	2009				
	First	Second	Third	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 472.9	$ 481.6	$ 470.4	$ 486.2	$ 1,911.1
Operating earnings[(a)]	86.9	25.7	61.0	71.0	244.6
Provision for income tax expense (benefit)	1.2	(0.3)	(1.7)	(2.4)	(3.2)
Income from continuing operations	56.2	2.3	33.9	34.3	126.7
(Loss) income from discontinued operations, net of tax	(2.7)	1.3	(9.1)	12.6	2.1
Net income	53.5	3.6	24.8	46.9	128.8
Net income attributable to noncontrolling interests	(8.6)	(9.1)	(8.0)	(8.3)	(34.0)
Net income (loss) attributable to HealthSouth	$ 44.9	$ (5.5)	$ 16.8	$ 38.6	$ 94.8
Basic and diluted earnings per common share:					
Income (loss) from continuing operations attributable to HealthSouth common shareholders	$ 0.47	$ (0.15)	$ 0.22	$ 0.22	$ 0.76
(Loss) income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	(0.03)	0.01	(0.10)	0.13	0.01
Net income (loss) attributable to HealthSouth common shareholders	$ 0.44	$ (0.14)	$ 0.12	$ 0.35	$ 0.77

(a) We define operating earnings as income from continuing operations attributable to HealthSouth before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; (4) loss on interest rate swaps, and (5) income tax expense or benefit.

(b) See Note 19, *Income Taxes*, for information related to our reversal of a substantial portion of the valuation allowance against deferred tax assets in the fourth quarter of 2010.

(c) Basic per share amounts may not sum due to the weighted average common shares outstanding each quarter compared to the weighted average common shares outstanding during the entire year.

(d) Total diluted earnings per common share will not sum due to antidilution in the quarters ended March 31, 2010 and September 30, 2010.

24. Condensed Consolidating Financial Information:

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors is 100% owned by HealthSouth, and all guarantees are full and unconditional and joint and several. HealthSouth's investments in its consolidated subsidiaries, as well as guarantor subsidiaries' investments in non-guarantor subsidiaries and non-guarantor subsidiaries' investments in guarantor subsidiaries, are presented under the equity method of accounting.

As described in Note 8, *Long-term Debt*, the terms of our credit agreement restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. However, as described in Note 11, *Convertible Perpetual Preferred Stock*, our preferred stock generally provides for the payment of cash dividends, subject to certain limitations.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2010				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 68.0	$ 1,402.8	$ 569.9	$ (41.4)	$ 1,999.3
Operating expenses:					
Salaries and benefits	43.2	674.7	276.8	(12.4)	982.3
Other operating expenses	26.1	194.5	90.4	(18.2)	292.8
General and administrative expenses	106.2	-	-	-	106.2
Supplies	5.6	79.4	29.9	-	114.9
Depreciation and amortization	10.8	50.4	15.2	-	76.4
Occupancy costs	3.7	36.5	18.2	(10.7)	47.7
Provision for doubtful accounts	1.4	12.6	4.5	-	18.5
Loss on disposal of assets	-	1.4	0.1	-	1.5
Government, class action, and related settlements	1.1	-	-	-	1.1
Professional fees—accounting, tax, and legal	17.2	-	-	-	17.2
Total operating expenses	215.3	1,049.5	435.1	(41.3)	1,658.6
Loss on early extinguishment of debt	12.3	-	-	-	12.3
Interest expense and amortization of debt discounts and fees	116.0	9.1	3.0	(2.2)	125.9
Other income	(1.0)	(0.9)	(4.9)	2.2	(4.6)
Loss on interest rate swaps	13.3	-	-	-	13.3
Equity in net income of nonconsolidated affiliates	(2.3)	(7.6)	(0.2)	-	(10.1)
Equity in net income of consolidated affiliates	(193.6)	(12.8)	(3.1)	209.5	-
Management fees	(89.4)	69.6	19.8	-	-
(Loss) income from continuing operations before income tax (benefit) expense	(2.6)	295.9	120.2	(209.6)	203.9
Provision for income tax (benefit) expense	(902.4)	134.7	31.1	-	(736.6)
Income from continuing operations	899.8	161.2	89.1	(209.6)	940.5
(Loss) income from discontinued operations, net of tax	(0.8)	(1.2)	1.2	0.1	(0.7)
Net Income	899.0	160.0	90.3	(209.5)	939.8
Less: Net income attributable to noncontrolling interests	-	-	(40.8)	-	(40.8)
Net income attributable to HealthSouth	$ 899.0	$ 160.0	$ 49.5	$ (209.5)	$ 899.0

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 63.9	$ 1,345.9	$ 538.5	$ (37.2)	$ 1,911.1
Operating expenses:					
Salaries and benefits	44.7	650.3	266.1	(12.3)	948.8
Other operating expenses	20.0	184.9	81.9	(15.4)	271.4
General and administrative expenses	104.5	-	-	-	104.5
Supplies	5.7	77.4	29.3	-	112.4
Depreciation and amortization	8.5	47.1	15.3	-	70.9
Occupancy costs	3.7	35.5	17.7	(9.3)	47.6
Provision for doubtful accounts	2.4	22.6	8.1	-	33.1
Loss on disposal of assets	-	3.4	0.1	-	3.5
Government, class action, and related settlements	36.7	-	-	-	36.7
Professional fees—accounting, tax, and legal	8.8	-	-	-	8.8
Total operating expenses	235.0	1,021.2	418.5	(37.0)	1,637.7
Loss on early extinguishment of debt	12.5	-	-	-	12.5
Interest expense and amortization of debt discounts and fees	114.5	8.3	3.4	(0.4)	125.8
Other expense (income)	0.7	(0.4)	(4.1)	0.4	(3.4)
Loss on interest rate swaps	19.6	-	-	-	19.6
Equity in net income of nonconsolidated affiliates	(1.9)	(2.5)	(0.2)	-	(4.6)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliates	(13.4)	-	-	13.4	-
Income from operations of consolidated affiliates	(170.0)	(9.8)	(3.2)	183.0	-
Management fees	(85.2)	66.2	19.0	-	-
(Loss) income from continuing operations before income tax (benefit) expense	(47.9)	262.9	105.1	(196.6)	123.5
Provision for income tax (benefit) expense	(151.3)	119.6	28.5	-	(3.2)
Income from continuing operations	103.4	143.3	76.6	(196.6)	126.7
(Loss) income from discontinued operations, net of tax	(8.6)	(1.1)	(1.8)	13.6	2.1
Net Income	94.8	142.2	74.8	(183.0)	128.8
Less: Net income attributable to noncontrolling interests	-	(0.4)	(33.6)	-	(34.0)
Net income attributable to HealthSouth	$ 94.8	$ 141.8	$ 41.2	$ (183.0)	$ 94.8

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 65.9	$ 1,285.1	$ 505.6	$ (27.1)	$ 1,829.5
Operating expenses:					
Salaries and benefits	44.2	636.5	255.6	(8.1)	928.2
Other operating expenses	17.9	182.9	74.5	(9.8)	265.5
General and administrative expenses	105.5	-	-	-	105.5
Supplies	6.2	73.5	28.5	-	108.2
Depreciation and amortization	22.0	44.2	16.2	-	82.4
Gain on UBS Settlement	(121.3)	-	-	-	(121.3)
Occupancy costs	3.7	36.7	17.3	(8.9)	48.8
Provision for doubtful accounts	1.0	20.6	5.4	-	27.0
(Gain) loss on disposal of assets	(0.2)	2.0	0.2	-	2.0
Government, class action, and related settlements	(68.4)	(0.2)	1.4	-	(67.2)
Professional fees—accounting, tax, and legal	44.4	-	-	-	44.4
Total operating expenses	55.0	996.2	399.1	(26.8)	1,423.5
Loss on early extinguishment of debt	5.9	-	-	-	5.9
Interest expense and amortization of debt discounts and fees	147.7	8.3	4.6	(1.1)	159.5
Other expense (income)	1.4	(0.3)	(2.2)	1.1	-
Loss on interest rate swap	55.7	-	-	-	55.7
Equity in net income of nonconsolidated affiliates	(2.4)	(7.9)	(0.3)	-	(10.6)
Equity in net income of consolidated affiliates—					
Gain on sale of consolidated affiliates	(18.8)	-	-	18.8	-
Income from operations of consolidated affiliates	(141.6)	(15.3)	(1.8)	158.7	-
Management fees	(83.7)	63.7	20.0	-	-
Income from continuing operations before income tax (benefit) expense	46.7	240.4	86.2	(177.8)	195.5
Provision for income tax (benefit) expense	(206.1)	111.9	24.1	-	(70.1)
Income from continuing operations	252.8	128.5	62.1	(177.8)	265.6
(Loss) income from discontinued operations, net of tax	(0.4)	(8.8)	6.3	19.1	16.2
Net Income	252.4	119.7	68.4	(158.7)	281.8
Less: Net income attributable to noncontrolling interests	-	(0.4)	(29.0)	-	(29.4)
Net income attributable to HealthSouth	$ 252.4	$ 119.3	$ 39.4	$ (158.7)	$ 252.4

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2010				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 46.0	$ -	$ 2.4	$ -	$ 48.4
Restricted cash	0.5	-	36.0	-	36.5
Current portion of restricted marketable securities	-	-	18.2	-	18.2
Accounts receivable, net	8.5	156.5	59.9	-	224.9
Deferred income tax assets	18.0	9.0	1.1	-	28.1
Prepaid expenses and other current assets	24.5	13.9	11.7	-	50.1
Total current assets	97.5	179.4	129.3	-	406.2
Property and equipment, net	34.8	495.1	155.5	-	685.4
Goodwill	-	275.7	155.6	-	431.3
Intangible assets, net	0.4	37.3	11.1	-	48.8
Investments in and advances to nonconsolidated affiliates	3.1	24.4	3.2	-	30.7
Deferred income tax assets	604.2	9.1	66.0	-	679.3
Other long-term assets	65.8	3.9	34.9	(14.2)	90.4
Intercompany receivable	1,133.5	482.7	-	(1,616.2)	-
Total assets	$ 1,939.3	$ 1,507.6	$ 555.6	$ (1,630.4)	$ 2,372.1
Liabilities and Shareholders' (Deficit) Equity					
Current liabilities:					
Current portion of long-term debt	$ 1.1	$ 11.2	$ 2.2	$ -	$ 14.5
Accounts payable	9.0	26.5	13.4	-	48.9
Accrued payroll	26.5	39.0	14.5	-	80.0
Accrued interest payable	21.0	0.3	0.2	-	21.5
Refunds due patients and other third-party payors	43.6	5.4	0.8	-	49.8
Other current liabilities	91.1	8.4	45.1	-	144.6
Total current liabilities	192.3	90.8	76.2	-	359.3
Long-term debt, net of current portion	1,401.0	83.3	26.6	(14.1)	1,496.8
Self-insured risks	36.7	-	65.8	-	102.5
Other long-term liabilities	7.1	11.3	9.9	-	28.3
Intercompany payable	-	-	1,383.7	(1,383.7)	-
	1,637.1	185.4	1,562.2	(1,397.8)	1,986.9
Commitments and contingencies					
Convertible perpetual preferred stock	387.4	-	-	-	387.4
Shareholders' (deficit) equity					
HealthSouth shareholders' (deficit) equity	(85.2)	1,322.2	(1,089.6)	(232.6)	(85.2)
Noncontrolling interests	-	-	83.0	-	83.0
Total shareholders' (deficit) equity	(85.2)	1,322.2	(1,006.6)	(232.6)	(2.2)
Total liabilities and shareholders' (deficit) equity	$ 1,939.3	$ 1,507.6	$ 555.6	$ (1,630.4)	$ 2,372.1

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries (In Millions)	Eliminating Entries	HealthSouth Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 76.2	$ 1.8	$ 2.9	$ -	$ 80.9
Restricted cash	2.3	-	65.5	-	67.8
Current portion of restricted marketable securities	-	-	2.7	-	2.7
Accounts receivable, net	8.6	151.0	60.1	-	219.7
Deferred income tax assets	-	10.0	0.9	(10.4)	0.5
Prepaid expenses and other current assets	34.6	13.1	6.7	-	54.4
Total current assets	121.7	175.9	138.8	(10.4)	426.0
Property and equipment, net	33.8	486.1	144.9	-	664.8
Goodwill	-	263.1	155.6	-	418.7
Intangible assets, net	0.4	29.4	13.9	-	43.7
Investments in and advances to nonconsolidated affiliates	3.0	22.5	3.8	-	29.3
Deferred income tax assets	-	17.4	72.3	(89.7)	-
Other long-term assets	65.4	4.5	54.1	(25.0)	99.0
Intercompany receivable	1,156.3	309.4	-	(1,465.7)	-
Total assets	$ 1,380.6	$ 1,308.3	$ 583.4	$ (1,590.8)	$ 1,681.5
Liabilities and Shareholders' (Deficit) Equity					
Current liabilities:					
Current portion of long-term debt	$ 9.7	$ 10.0	$ 1.8	$ -	$ 21.5
Accounts payable	12.4	28.2	9.6	-	50.2
Accrued payroll	27.9	36.6	13.4	-	77.9
Accrued interest payable	6.2	0.4	0.2	-	6.8
Refunds due patients and other third-party payors	46.9	5.3	0.8	-	53.0
Other current liabilities	142.9	6.6	42.7	(10.4)	181.8
Total current liabilities	246.0	87.1	68.5	(10.4)	391.2
Long-term debt, net of current portion	1,552.9	86.1	27.0	(25.0)	1,641.0
Self-insured risks	38.4	-	61.6	-	100.0
Other long-term liabilities	129.9	11.3	8.0	(89.7)	59.5
Intercompany payable	-	-	1,768.0	(1,768.0)	-
	1,967.2	184.5	1,933.1	(1,893.1)	2,191.7
Commitments and contingencies					
Convertible perpetual preferred stock	387.4	-	-	-	387.4
Shareholders' (deficit) equity					
HealthSouth shareholders' (deficit) equity	(974.0)	1,123.8	(1,426.1)	302.3	(974.0)
Noncontrolling interests	-	-	76.4	-	76.4
Total shareholders' (deficit) equity	(974.0)	1,123.8	(1,349.7)	302.3	(897.6)
Total liabilities and shareholders' (deficit) equity	$ 1,380.6	$ 1,308.3	$ 583.4	$ (1,590.8)	$ 1,681.5

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2010				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 119.0	$ 285.2	$ 140.4	$ (213.6)	$ 331.0
Cash flows from investing activities:					
Capital expenditures	(11.8)	(37.5)	(21.6)	-	(70.9)
Acquisition of business, net of cash acquired	-	(34.1)	-	-	(34.1)
Proceeds from disposal of assets	-	0.2	-	-	0.2
Proceeds from sale of restricted investments	-	-	10.4	-	10.4
Purchase of restricted investments	-	-	(26.0)	-	(26.0)
Net change in restricted cash	1.8	-	29.5	-	31.3
Net settlements on interest rate swaps not designated as hedges	(44.7)	-	-	-	(44.7)
Other	(0.1)	(0.5)	-	-	(0.6)
Net cash provided by investing activities of discontinued operations	0.6	-	7.9	-	8.5
Net cash (used in) provided by investing activities	(54.2)	(71.9)	0.2	-	(125.9)
Cash flows from financing activities:					
Proceeds from bond issuance	525.0	-	-	-	525.0
Principal payments on debt, including pre-payments	(755.3)	-	-	4.0	(751.3)
Borrowings on revolving credit facility	100.0	-	-	-	100.0
Payments on revolving credit facility	(22.0)	-	-	-	(22.0)
Principal payments under capital lease obligations	(2.4)	(10.5)	(2.0)	-	(14.9)
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Debt amendment and issuance costs	(19.3)	-	-	-	(19.3)
Distributions paid to noncontrolling interests of consolidated affiliates	-	-	(34.4)	-	(34.4)
Other	0.4	-	4.8	-	5.2
Change in intercompany advances	104.6	(204.6)	(109.6)	209.6	-
Net cash used in financing activities	(95.0)	(215.1)	(141.2)	213.6	(237.7)
Decrease in cash and cash equivalents	(30.2)	(1.8)	(0.6)	-	(32.6)
Cash and cash equivalents at beginning of year	76.2	1.8	2.9	-	80.9
Cash and cash equivalents of facilities held for sale at beginning of year	-	-	0.1	-	0.1
Less: Cash and cash equivalents of facilities held for sale at end of year	-	-	-	-	-
Cash and cash equivalents at end of year	$ 46.0	$ -	$ 2.4	$ -	$ 48.4

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2009				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 229.9	$ 250.5	$ 103.6	$ (177.9)	$ 406.1
Cash flows from investing activities:					
Capital expenditures	(9.7)	(54.7)	(7.8)	-	(72.2)
Acquisition of intangible assets	(0.4)	-	-	-	(0.4)
Proceeds from disposal of assets	-	3.9	-	-	3.9
Proceeds from sale of restricted investments	-	-	5.0	-	5.0
Purchase of restricted investments	-	-	(3.8)	-	(3.8)
Net change in restricted cash	-	-	(11.7)	-	(11.7)
Net settlements on interest rate swaps not designated as hedges	(42.2)	-	-	-	(42.2)
Net investment in interest rate swap not designated as a hedge	(6.4)	-	-	-	(6.4)
Other	(0.7)	(2.5)	(1.5)	-	(4.7)
Net cash provided by (used in) investing activities of discontinued operations	0.1	-	(0.6)	-	(0.5)
Net cash used in investing activities	(59.3)	(53.3)	(20.4)	-	(133.0)
Cash flows from financing activities:					
Principal borrowings on notes	-	15.5	-	-	15.5
Proceeds from bond issuance	290.0	-	-	-	290.0
Principal payments on debt, including pre-payments	(413.0)	(0.2)	-	4.0	(409.2)
Borrowings on revolving credit facility	10.0	-	-	-	10.0
Payments on revolving credit facility	(50.0)	-	-	-	(50.0)
Principal payments under capital lease obligations	(0.5)	(6.7)	(6.2)	-	(13.4)
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Debt amendment and issuance costs	(10.6)	-	-	-	(10.6)
Distributions paid to noncontrolling interests of consolidated affiliates	-	(0.8)	(31.9)	-	(32.7)
Other	-	-	0.8	-	0.8
Change in intercompany advances	83.1	(204.0)	(53.0)	173.9	-
Net cash (used in) provided by financing activities of discontinued operations	(0.5)	-	1.8	-	1.3
Net cash used in financing activities	(117.5)	(196.2)	(88.5)	177.9	(224.3)
Increase (decrease) in cash and cash equivalents	53.1	1.0	(5.3)	-	48.8
Cash and cash equivalents at beginning of year	23.1	0.8	8.2	-	32.1
Cash and cash equivalents of facilities held for sale at beginning of year	-	-	0.1	-	0.1
Less: Cash and cash equivalents of facilities held for sale at end of year	-	-	(0.1)	-	(0.1)
Cash and cash equivalents at end of year	$ 76.2	$ 1.8	$ 2.9	$ -	$ 80.9

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2008				
	HealthSouth Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 69.5	$ 231.8	$ 90.1	$ (164.2)	$ 227.2
Cash flows from investing activities:					
Capital expenditures	(20.1)	(27.6)	(8.0)	-	(55.7)
Acquisition of business, net of cash acquired	-	(14.6)	-	-	(14.6)
Acquisition of intangible assets	-	(18.2)	-	-	(18.2)
Proceeds from disposal of assets	43.9	6.7	3.3	-	53.9
Proceeds from sale of restricted investments	-	-	12.4	-	12.4
Purchase of restricted investments	-	-	(4.8)	-	(4.8)
Net change in restricted cash	0.2	-	7.3	-	7.5
Net settlements on interest rate swaps not designated as hedges	(20.7)	-	-	-	(20.7)
Other	-	-	0.6	-	0.6
Net cash provided by (used in) investing activities of discontinued operations	0.1	(0.7)	0.2	-	(0.4)
Net cash provided by (used in) investing activities	3.4	(54.4)	11.0	-	(40.0)
Cash flows from financing activities:					
Check in excess of bank balance	(16.7)	-	-	5.3	(11.4)
Principal payments on debt, including pre-payments	(211.6)	(0.7)	(3.6)	11.1	(204.8)
Borrowings on revolving credit facility	128.0	-	-	-	128.0
Payments on revolving credit facility	(163.0)	-	-	-	(163.0)
Principal payments under capital lease obligations	(0.2)	(9.0)	(3.2)	-	(12.4)
Issuance of common stock	150.2	-	-	-	150.2
Dividends paid on convertible perpetual preferred stock	(26.0)	-	-	-	(26.0)
Distributions paid to noncontrolling interests of consolidated affiliates	-	-	(33.4)	-	(33.4)
Other	(0.2)	-	0.8	-	0.6
Change in intercompany advances	90.1	(180.9)	(62.3)	153.1	-
Net cash used in financing activities of discontinued operations	(2.4)	-	(1.4)	-	(3.8)
Net cash used in financing activities	(51.8)	(190.6)	(103.1)	169.5	(176.0)
Effect of exchange rate changes on cash and cash equivalents	-	-	0.8	-	0.8
Increase (decrease) in cash and cash equivalents	21.1	(13.2)	(1.2)	5.3	12.0
Cash and cash equivalents at beginning of year	2.0	13.9	9.2	(5.3)	19.8
Cash and cash equivalents of facilities held for sale at beginning of year	-	0.1	0.3	-	0.4
Less: Cash and cash equivalents of facilities held for sale at end of year	-	-	(0.1)	-	(0.1)
Cash and cash equivalents at end of year	$ 23.1	$ 0.8	$ 8.2	$ -	$ 32.1

EXHIBIT LIST

No.	Description
2.1	Stock Purchase Agreement, dated January 27, 2007, by and between HealthSouth Corporation and Select Medical Systems (incorporated by reference to Exhibit 2.1 to HealthSouth's Current Report on Form 8-K filed on January 30, 2007).
2.2	Letter Agreement, dated May 1, 2007, by and between HealthSouth Corporation and Select Medical Corporation (incorporated by reference to Exhibit 2.3 to HealthSouth's Quarterly Report on 10-Q filed on May 9, 2007).
2.3	Amended and Restated Stock Purchase Agreement, dated as of March 25, 2007, by and between HealthSouth Corporation and ASC Acquisition LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on 10-Q filed on August 8, 2007).
2.4	Stock Purchase Agreement, dated April 19, 2007, by and between HealthSouth Corporation and Diagnostic Health Holdings, Inc. (incorporated by reference to Exhibit 2.4 to HealthSouth's Annual Report on Form 10-K filed on February 26, 2008).
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated Bylaws of HealthSouth Corporation, effective as of October 30, 2009 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1	Indenture, dated as of June 14, 2006, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to $625,000,000 aggregate principal amount of 10.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on June 16, 2006).
4.2.1	Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.2.2	Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.3	Warrant Agreement, dated as of September 30, 2009, among HealthSouth Corporation and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as Warrant Agent (incorporated by reference to Exhibit 4.1 to HealthSouth's Registration Statement on Form 8-A filed on October 1, 2009).

4.4.1	Indenture, dated as of December 1, 2009, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020, 7.250% Senior Notes due 2018, and 7.750% Senior Notes due 2022 (incorporated by reference to Exhibit 4.7.1 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).
4.4.2	First Supplemental Indenture, dated December 1, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.7.2 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).
4.4.3	Second Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.250% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).
4.4.4	Third Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.750% Senior Notes due 2022 (incorporated by reference to Exhibit 4.3 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).
10.1	Stipulation of Partial Settlement, dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.2	Settlement Agreement and Policy Release, dated as of September 25, 2006, by and among HealthSouth Corporation, the settling individual defendants named therein and the settling carriers named therein (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.3	Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).
10.4.1	HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +
10.4.2	Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +
10.5	HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.6.1	HealthSouth Corporation 1995 Stock Option Plan, as amended.* +
10.6.2	Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +
10.7.1	HealthSouth Corporation 1997 Stock Option Plan.* +
10.7.2	Form of Non-Qualified Stock Option Agreement (1997 Stock Option Plan).* +
10.8.1	HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +
10.8.2	Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.9	Description of the HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).+
10.10	Description of the HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in HealthSouth's Definitive Proxy Statement on Schedule 14A filed on April 5, 2010).+
10.11	HealthSouth Corporation Nonqualified 401(k) Plan.+
10.12	HealthSouth Corporation Second Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.19 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.13	Letter of Understanding, dated as of December 2, 2010, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on December 3, 2010).+
10.14.1	HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+
10.14.2	Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+
10.15	Form of Key Executive Incentive Award Agreement.** +
10.16.1	HealthSouth Corporation 2008 Equity Incentive Plan (incorporated by reference to Appendix A to HealthSouth's Definitive Proxy Statement on Schedule 14A filed on March 27, 2008).+
10.16.2	Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009). +
10.16.3	Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.16.4	Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.17	HealthSouth Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.30 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+
10.18	Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in HealthSouth's Definitive Proxy Statement on Schedule 14A, filed on April 5, 2010).+
10.19	Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +
10.20	Form of letter agreement with former directors.* +
10.21.1	Partial Final Judgment And Order of Dismissal With Prejudice of In re: HealthSouth Corporation Securities Litigation, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.21.2 Order and Final Judgment Pursuant To A.R.C.P. Rule 54(b) Approving Pro Tanto Settlement With Certain Defendants, dated as of January 11, 2007 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 12, 2007).

10.22.1 Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.2 First Amendment to Purchase and Sale Agreement, dated January 22, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.3 Second Amendment to Purchase and Sale Agreement, dated February 13, 2008, by and between HealthSouth Corporation and Daniel Realty Company, LLC (incorporated by reference to Exhibit 10.3 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.4 Third Amendment to Purchase and Sale Agreement, dated March 31, 2008, by and between HealthSouth Corporation and LAKD Associates, LLC (successor by assignment to Daniel Realty Company, LLC) (incorporated by reference to Exhibit 10.4 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.22.5 Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.23.1 Stipulation of Settlement with UBS Securities LLC (incorporated by reference to Exhibit 99.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).

10.23.2 Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).

10.24.1 Amendment No. 2, dated as of October 23, 2009, to the Credit Agreement, dated March 10, 2006, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, attaching and effecting the Amended and Restated Credit Agreement, by and among HealthSouth, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, Citicorp North America, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as co-syndication agents; and Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and Wachovia Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on October 27, 2009).

10.24.2 Amendment Agreement, dated as of October 26, 2010, among HealthSouth Corporation, JPMorgan Chase Bank, N.A., as the existing administrative agent and the collateral agent, Barclays Bank PLC, as successor administrative agent and collateral agent, and the other lenders parties thereto, to the Credit Agreement, dated March 10, 2006, as amended and restated as of October 23, 2009, among HealthSouth Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and the other parties thereto, effecting the Amended and Restated Credit Agreement, dated as of October 26, 2010 (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).

10.24.3 Amended and Restated Credit Agreement, dated as of October 26, 2010, among HealthSouth Corporation, the lenders party thereto, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, and Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley & Co., as co-documentation agents (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).

10.24.4	Amended and Restated Collateral and Guarantee Agreement, dated as of October 26, 2010, among HealthSouth Corporation, its subsidiaries identified herein, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).
12	Computation of Ratios.
21	Subsidiaries of HealthSouth Corporation.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24	Power of Attorney (included as part of signature page).
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Sections of the HealthSouth Corporation Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jay Grinney, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Douglas E. Coltharp, certify that:

1. I have reviewed this annual report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011

By: /S/ DOUGLAS E. COLTHARP
Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay Grinney, President and Chief Executive Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 24, 2011

By: /S/ JAY GRINNEY
Jay Grinney
President and Chief Executive Officer

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

**CERTIFICATE OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas E. Coltharp, Executive Vice President and Chief Financial Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 24, 2011

By: /S/ DOUGLAS E. COLTHARP
Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

Stockholder Information

CORPORATE OFFICES
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
(205) 967-7116

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
1901 6th Avenue North, Suite 1600
Birmingham, Alabama 35203

TRANSFER AGENT AND REGISTRAR
Written Requests:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940

By overnight delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021

1-877-456-7913 (U.S.)
1-781-575-4686 (non-U.S.)

web.queries@computershare.com

STOCK LISTING
HealthSouth common stock trades on the New York Stock Exchange ("NYSE") under the symbol "HLS."

STOCKHOLDER INFORMATION AND INQUIRIES
Stockholders and investors seeking information concerning stock ownership or HealthSouth generally are invited to contact HealthSouth's Investor Relations by calling (205) 968-6400 or sending an email to feedback@healthsouth.com.
Information concerning HealthSouth can also be obtained through our website at www.healthsouth.com.

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting will be held on May 5, 2011 at 11 a.m., central time, at our corporate headquarters, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

CERTIFICATIONS
Our chief executive officer and chief financial officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

HEALTHSOUTH®

3660 Grandview Parkway, Suite 200
Birmingham, AL 35243

healthsouth.com